     AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 2011.
                                                            FILE NOS. 333-
                                                                       811-08810
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER

                             THE SECURITIES ACT OF 1933                          [X]

                            Pre-Effective Amendment No.                          [ ]

                            Post-Effective Amendment No.                         [ ]


                                     and/or

                             REGISTRATION STATEMENT
                              UNDER THE INVESTMENT

                                 COMPANY ACT OF 1940                             [X]

                                   Amendment No.                                 [ ]


                        (CHECK APPROPRIATE BOX OR BOXES)

                                  ------------

                          FS VARIABLE SEPARATE ACCOUNT
                           (Exact Name of Registrant)

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                               (Name of Depositor)

                           ONE WORLD FINANCIAL CENTER
                               200 LIBERTY STREET
                            NEW YORK, NEW YORK 10281
              (Address of Depositor's Principal Offices) (Zip Code)

        DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (800) 996-9786


                         AMERICAN HOME ASSURANCE COMPANY
                               (Name of Guarantor)

                                175 WATER STREET
                               NEW YORK, NY 10038
              (Address of Guarantor's Principal Offices) (Zip Code)

        GUARANTOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 770-7000


                             MALLARY L. REZNIK, ESQ.
                     C/O SUNAMERICA RETIREMENT MARKETS, INC.
                               1 SUNAMERICA CENTER
                       LOS ANGELES, CALIFORNIA 90067-6022
 (Name and Address of Agent for Service for Depositor, Registrant and Guarantor)


APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon after the effective date of this registration statement as is practicable.

TITLE OF SECURITIES BEING REGISTERED: (i) Units of interest in FS Variable Separate Account of The United States Life Insurance Company in the City of New York under variable annuity contracts and (ii) guarantee related to insurance obligations under the variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      NOTE

Registrant is filing this Registration Statement for the purpose of registering interests under Polaris II A-Class Platinum Series variable annuity contracts ("Contracts") on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-128124) and funded by FS Variable Separate Account (File No. 811-08810). Upon effectiveness of a merger between First SunAmerica Life Insurance Company ('First SunAmerica') into and with The United States Life Insurance Company in the City of New York ("US Life"), (i) US Life became the obligor of the Contracts and (ii) FS Variable Separate Account was transferred intact to US Life.

Pursuant to the SEC staff's position in the Great-West Life & Annuity Insurance Co. No-Action Letter (available October 23, 1990) concerning annual update requirements for inactive contracts, Registrant no longer files annual post-effective amendments to this Form N-4.

The content of Post-Effective Amendment No. 11 under the Securities Act of 1933 and to the Registration Statement of Form N-4, filed with the Securities and Exchange Commission on April 30, 2010 (File Nos. 333-128124 and 811-08810; Accession No. 0000950123-10-041961) is incorporated herein by reference including:

     1. Part A - Prospectus, as supplemented by this filing; and

     2. Part B - Statement of Additional Information, except Financial
        Statements.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                          FS VARIABLE SEPARATE ACCOUNT

--------------------------------------------------------------------------------

                         SUPPLEMENT TO THE PROSPECTUSES

                 FSA ADVISOR VARIABLE ANNUITY DATED MAY 1, 2008
      POLARIS II A-CLASS PLATINUM SERIES VARIABLE ANNUITY DATED MAY 2, 2011
        WM DIVERSIFIED STRATEGIES III VARIABLE ANNUITY DATED MAY 1, 2007

--------------------------------------------------------------------------------

The United States Life Insurance Company in the City of New York ("US Life") is amending the prospectus for the above variable annuity contracts (the "Contracts") for the purpose of providing information regarding the merger of First SunAmerica Life Insurance Company ("First SunAmerica") into US Life effective December 31, 2011.

The following replaces the definition of "Company" in the GLOSSARY section of the prospectus:

     COMPANY -- Refers to The United States Life Insurance Company in the City of New York ("US Life"), the insurer that issues this contract. The term "we," "us" and "our" are also used to identify the issuing Company.

The following paragraphs are added to the prospectus under the OTHER INFORMATION header of the prospectus:

     Effective December 31, 2011, First SunAmerica Life Insurance Company ("First SunAmerica"), an affiliate of US Life, merged with and into US Life ("Merger"). Before the Merger, contracts in New York were issued by First SunAmerica. Upon the Merger, all contractual obligations of First SunAmerica became obligations of US Life. Accordingly, all references in the prospectus to First SunAmerica as the issuer of the Contracts and owner of the separate account assets are amended to refer to US Life.

     The Merger did not affect the terms of, or the rights and obligations under your contract, other than to reflect the change to the Company that provides your contract benefits from First SunAmerica to US Life. You will receive a contract endorsement from US Life that reflects the change from First SunAmerica to US Life. The Merger also did not result in any adverse tax consequences for any contract Owners.

     Until we update all the forms to reflect the First SunAmerica merger into US Life, we may provide you with forms, statements or reports that still reflect First SunAmerica as the issuer. You may also contact US Life, the issuer of the contract in New York. You can contact US Life at its Annuity Service Center, P.O. Box 54299, Los Angeles, California 90054-0299. Telephone Number: (800) 445-7862.

The following replaces the heading and the paragraphs under the subheading "FIRST SUNAMERICA LIFE" in the OTHER INFORMATION section of the prospectus:

     THE COMPANY

     The United States Life Insurance Company in the City of New York ("US Life") is a stock life insurance company organized under the laws of the state of New York on February 25, 1850. Its principal place of business is One World Financial Center, 200 Liberty Street, New York, New York

     10281. US Life is an indirect, wholly owned subsidiary of American International Group, Inc., a Delaware corporation. US Life conducts life insurance and annuity business primarily in the state of New York.

The following information about FS Variable Separate Account is added under THE SEPARATE ACCOUNT header of the prospectus:

                          FS VARIABLE SEPARATE ACCOUNT

     Before December 31, 2011, FS Variable Separate Account was a separate account of First SunAmerica, originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS Variable Separate Account was transferred to and became a separate account of US Life under New York law.


The following information about the American Home Guarantee is added as the second paragraph under GUARANTEE OF INSURANCE OBLIGATIONS header of the prospectus:

                       GUARANTEE OF INSURANCE OBLIGATIONS

     Guarantees for contracts and certificates issued prior to the Merger will continue after the Merger. As a result, the Merger of First SunAmerica into US Life will not impact the insurance obligations under the Guarantee.

The following replaces the paragraph under LEGAL PROCEEDINGS header of the prospectus:

                                LEGAL PROCEEDINGS

     There are no pending legal proceedings affecting FS Variable Separate Account. Various lawsuits against US Life and its subsidiaries have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of US Life and its subsidiaries, such as through financial examinations, market conduct exams or regulatory inquiries. In management's opinion, these matters are not material in relation to the financial position of US Life.

The following is added under the FINANCIAL STATEMENTS header of the prospectus:

     The financial statements of US Life, the Separate Account, American Home Assurance Company and American International Group, Inc. can be found in this registration statement.

     We are required to include additional financial statements in this registration statement because of the December 31, 2011 merger of First SunAmerica into US Life. These additional financial statements are those of First SunAmerica and unaudited pro forma condensed financial data of US Life at December 31, 2010 reflecting the effect of the merger.

     SEPARATE ACCOUNT FINANCIAL STATEMENTS

     The following financial statements of FS Variable Separate Account are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Statements of Assets and Liabilities as of December 31, 2010

     -    Schedules of Portfolio Investments as of December 31, 2010

     - Statements of Operations for the year ended December 31, 2010, except as indicated

     - Statements of Changes in New Assets for the years ended December 31, 2010 and 2009, except as indicated

     -    Notes to Financial Statements

     THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK FINANCIAL STATEMENTS

     The following financial statements of The United States Life Insurance Company in the City of New York are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Balance Sheets as of December 31, 2010 and 2009

     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

     -    Notes to Financial Statements

     FIRST SUNAMERICA LIFE INSURANCE COMPANY FINANCIAL STATEMENTS

     The following financial statements of First SunAmerica Life Insurance Company are included in this registration statement:

     -    Report of Independent Registered Public Accounting Firm

     -    Balance Sheets as of December 31, 2010 and 2009 (restated)

     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)

     -    Notes to Financial Statements

     The financial statements of the Company (formerly First SunAmerica) should be considered only as bearing on the ability of the Company to meet its obligation under the contracts.

     PricewaterhouseCoopers LLP, 350 South Grand Avenue, Los Angeles, California 90071, serves as the independent registered public accounting firm for the Separate Account and First SunAmerica. PricewaterhouseCoopers LLP, 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for the Company. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     AMERICAN HOME STATUTORY BASIS FINANCIAL STATEMENTS

     The following statutory financial statements of American Home Assurance Company are included in this registration statement:

     -    Report of Independent Auditors

     - Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus as of December 31, 2010 and 2009

     - Statutory Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2010, 2009 and 2008

     - Statutory Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

     -    Notes to Statutory Basis Financial Statements

     You should only consider the statutory financial statements of American Home that we include in this registration as bearing on the ability of American Home, as guarantor, to meet its obligations under the guarantee of insurance obligations under contracts issued on or before January 31, 2008 at 4:00 p.m. Eastern Time ("Point of Termination"). Contracts with an issue date after the Point of Termination are not covered by the American Home Guarantee.

     PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017, serves as the independent auditor for American Home. The audited financial statements referred to above are included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

     UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

     The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in this registration statement:

     -    Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010

     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008

     -    Notes to Financial Statements


     AMERICAN INTERNATIONAL GROUP, INC. FINANCIAL INFORMATION

     The consolidated financial statements, the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated into this registration statement by reference to American International Group's Annual Report on Form 10-K for the year ended December 31, 2010, have been so incorporated in reliance upon the report (which contains explanatory paragraphs, referencing (i) the completion of a series of transactions to recapitalize AIG with the Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust on January 14, 2011 and (ii) the exclusion of Fuji Fire & Marine Insurance Company from the audit of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.


Dated:  January 3, 2012



                Please keep this Supplement with your Prospectus

                          FS VARIABLE SEPARATE ACCOUNT

                                       OF

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2010 AND 2009

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 2010 AND 2009

                                    CONTENTS

Report of Independent Registered Public Accounting Firm .................    1
Statement of Assets and Liabilities, December 31, 2010 ..................    2
Schedule of Portfolio Investments, December 31, 2010 ....................   18
Statement of Operations, for the year ended December 31, 2010, except as
   indicated ............................................................   19
Statement of Changes in Net Assets, for the year ended December 31, 2010,
   except as indicated ..................................................   31
Statement of Changes in Net Assets, for the year ended December 31, 2009,
   except as indicated ..................................................   43
Notes to Financial Statements ...........................................   55

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of First SunAmerica Life Insurance Company and the Contractholders of its separate account, FS Variable Separate Account:

In our opinion, the accompanying statement of assets and liabilities, including the schedule of portfolio investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the Variable Accounts constituting FS Variable Separate Account (the "Separate Account"), a separate account of First SunAmerica Life Insurance Company, at December 31, 2010, and the results of their operations for the periods indicated and the changes in each of their net assets for the periods indicated in each of the two years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Separate Account's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2010 by correspondence with the custodians and transfer agents, provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 27, 2011

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                                   Government
                                           Asset      Capital     and Quality
                                        Allocation  Appreciation      Bond       Growth
                                         Portfolio   Portfolio     Portfolio    Portfolio
                                         (Class 1)   (Class 1)     (Class 1)    (Class 1)
                                        ----------  ------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $4,621,742   $10,923,513   $6,688,777  $5,308,109
Liabilities:                                    --            --           --          --
                                        ----------   -----------   ----------  ----------
Net assets:                             $4,621,742   $10,923,513   $6,688,777  $5,308,109
                                        ==========   ===========   ==========  ==========
   Accumulation units                   $4,480,063   $10,780,760   $6,552,532  $5,253,765
   Contracts in payout (annuitization)
      period                               141,679       142,753      136,245      54,344
                                        ----------   -----------   ----------  ----------
      Total net assets                  $4,621,742   $10,923,513   $6,688,777  $5,308,109
                                        ==========   ===========   ==========  ==========
Accumulation units outstanding:            167,038       208,358      335,382     158,514
                                        ==========   ===========   ==========  ==========

                                                                               Government
                                          Natural     Asset       Capital     and Quality
                                         Resources  Allocation  Appreciation      Bond       Growth
                                         Portfolio  Portfolio    Portfolio     Portfolio    Portfolio
                                         (Class 1)  (Class 3)    (Class 3)     (Class 3)    (Class 3)
                                        ----------  ----------  ------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
Liabilities:                                    --          --            --           --          --
                                        ----------  ----------   -----------  -----------  ----------
Net assets:                             $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
                                        ==========  ==========   ===========  ===========  ==========
   Accumulation units                   $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
   Contracts in payout (annuitization)
      period                                    --          --            --           --          --
                                        ----------  ----------   -----------  -----------  ----------
      Total net assets                  $4,789,715  $2,954,106   $18,656,195  $30,088,192  $7,439,278
                                        ==========  ==========   ===========  ===========  ==========
Accumulation units outstanding:             81,131     112,788       462,104    1,623,236     240,347
                                        ==========  ==========   ===========  ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                          Natural   Aggressive    Alliance               Blue Chip
                                         Resources    Growth       Growth     Balanced     Growth
                                         Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                                         (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)
                                        ----------  ----------  -----------  ----------  ---------
Assets:
   Investments in Trusts, at net
      asset value                       $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
Liabilities:                                    --          --           --          --         --
                                        ----------  ----------  -----------  ----------   --------
Net assets                              $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
                                        ==========  ==========  ===========  ==========   ========
   Accumulation units                   $8,758,603  $1,960,099  $10,318,790  $3,630,677   $815,508
   Contracts in payout (annuitization)
      period                                    --      22,225      282,066      41,091         --
                                        ----------  ----------  -----------  ----------   --------
      Total net assets                  $8,758,603  $1,982,324  $10,600,856  $3,671,768   $815,508
                                        ==========  ==========  ===========  ==========   ========
Accumulation units outstanding:            171,249     149,133      321,763     219,622    127,188
                                        ==========  ==========  ===========  ==========   ========

                                                                              Davis
                                         Capital      Cash      Corporate    Venture
                                          Growth   Management     Bond        Value
                                        Portfolio   Portfolio   Portfolio   Portfolio
                                        (Class 1)   (Class 1)   (Class 1)   (Class 1)
                                        ---------  ----------  ---------   -----------
Assets:
   Investments in Trusts, at net
      asset value                        $444,458  $4,460,124  $4,706,128  $19,240,382
Liabilities:                                   --          --          --           --
                                         --------  ----------  ----------  -----------
Net assets                               $444,458  $4,460,124  $4,706,128  $19,240,382
                                         ========  ==========  ==========  ===========
   Accumulation units                    $444,458  $4,430,993  $4,551,475  $18,973,840
   Contracts in payout (annuitization)
      period                                   --      29,131     154,653      266,542
                                         --------  ----------  ----------  -----------
      Total net assets                   $444,458  $4,460,124  $4,706,128  $19,240,382
                                         ========  ==========  ==========  ===========
Accumulation units outstanding:            59,148     335,271     197,070      535,366
                                         ========  ==========  ==========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                        "Dogs" of Wall   Emerging       Equity     Fundamental    Global
                                            Street        Markets   Opportunities     Growth       Bond
                                           Portfolio     Portfolio    Portfolio     Portfolio    Portfolio
                                           (Class 1)     (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                        --------------  ----------  -------------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
Liabilities:                                      --            --            --            --          --
                                          ----------    ----------    ----------    ----------  ----------
Net assets                                $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
                                          ==========    ==========    ==========    ==========  ==========
   Accumulation units                     $1,254,194    $3,992,202    $2,623,809    $2,879,346  $2,377,948
   Contracts in payout (annuitization)
      period                                   7,109        89,726        38,233        10,880     103,151
                                          ----------    ----------    ----------    ----------  ----------
      Total net assets                    $1,261,303    $4,081,928    $2,662,042    $2,890,226  $2,481,099
                                          ==========    ==========    ==========    ==========  ==========
Accumulation units outstanding:              101,592       175,647       142,356       159,810     108,917
                                          ==========    ==========    ==========    ==========  ==========

                                          Global        Growth       Growth-   High-Yield
                                         Equities   Opportunities    Income       Bond
                                         Portfolio    Portfolio     Portfolio   Portfolio
                                         (Class 1)    (Class 1)     (Class 1)   (Class 1)
                                        ----------  -------------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,396,953     $498,327    $7,545,147  $4,944,132
Liabilities:                                    --           --            --          --
                                        ----------     --------    ----------  ----------
Net assets                              $2,396,953     $498,327    $7,545,147  $4,944,132
                                        ==========     ========    ==========  ==========
   Accumulation units                   $2,386,774     $498,327    $7,494,372  $4,915,097
   Contracts in payout (annuitization)
      period                                10,179           --        50,775      29,035
                                        ----------     --------    ----------  ----------
      Total net assets                  $2,396,953     $498,327    $7,545,147  $4,944,132
                                        ==========     ========    ==========  ==========
Accumulation units outstanding:            113,022       81,488       279,243     222,731
                                        ==========     ========    ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                           MFS
                                        International  International  Massachusetts
                                         Diversified    Growth and      Investors     MFS Total    Mid-Cap
                                           Equities       Income          Trust        Return      Growth
                                          Portfolio      Portfolio      Portfolio     Portfolio   Portfolio
                                          (Class 1)      (Class 1)      (Class 1)     (Class 1)   (Class 1)
                                        -------------  -------------  -------------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
Liabilities:                                      --             --             --           --          --
                                          ----------     ----------     ----------   ----------  ----------
Net assets                                $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
                                          ==========     ==========     ==========   ==========  ==========
   Accumulation units                     $3,186,781     $2,982,594     $3,394,488   $7,298,959  $2,629,047
   Contracts in payout (annuitization)
      period                                  24,350         26,348         28,670      243,682      14,523
                                          ----------     ----------     ----------   ----------  ----------
      Total net assets                    $3,211,131     $3,008,942     $3,423,158   $7,542,641  $2,643,570
                                          ==========     ==========     ==========   ==========  ==========
Accumulation units outstanding:              239,473        213,130        147,097      269,183     217,968
                                          ==========     ==========     ==========   ==========  ==========


                                                                               Total
                                           Real                   Telecom     Return
                                          Estate    Technology    Utility      Bond
                                         Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 1)   (Class 1)   (Class 1)   (Class 1)
                                        ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,032,726   $299,442   $1,023,673  $2,654,724
Liabilities:                                    --         --           --          --
                                        ----------   --------   ----------  ----------
Net assets                              $2,032,726   $299,442   $1,023,673  $2,654,724
                                        ==========   ========   ==========  ==========
   Accumulation units                   $2,025,781   $299,442   $1,018,334  $2,589,120
   Contracts in payout (annuitization)
      period                                 6,945         --        5,339      65,604
                                        ----------   --------   ----------  ----------
      Total net assets                  $2,032,726   $299,442   $1,023,673  $2,654,724
                                        ==========   ========   ==========  ==========
Accumulation units outstanding:             91,472    122,750       63,117     100,163
                                        ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                                                   American                   American
                                                                 Funds Asset    American       Funds
                                         Aggressive   Alliance    Allocation  Funds Global    Growth
                                           Growth      Growth        SAST      Growth SAST     SAST
                                         Portfolio    Portfolio   Portfolio     Portfolio    Portfolio
                                         (Class 3)    (Class 3)   (Class 3)     (Class 3)    (Class 3)
                                        -----------  ----------  -----------  ------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
Liabilities:                                     --          --           --            --          --
                                         ----------  ----------   ----------   -----------  ----------
Net assets                               $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
                                         ==========  ==========   ==========   ===========  ==========
   Accumulation units                    $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
   Contracts in payout (annuitization)
      period                                     --          --           --            --          --
                                         ----------  ----------   ----------   -----------  ----------
      Total net assets                   $1,360,440  $7,706,835   $2,549,027   $10,474,017  $8,634,546
                                         ==========  ==========   ==========   ===========  ==========
Accumulation units outstanding:             106,400     252,380      250,490       933,887     841,974
                                         ==========  ==========   ==========   ===========  ==========

                                         American
                                           Funds
                                          Growth-
                                          Income                 Blue Chip    Capital
                                           SAST      Balanced     Growth      Growth
                                         Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                        ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $8,579,915  $1,097,844  $2,418,348  $2,849,462
Liabilities:                                    --          --          --          --
                                        ----------  ----------  ----------  ----------
Net assets                              $8,579,915  $1,097,844  $2,418,348  $2,849,462
                                        ==========  ==========  ==========  ==========
   Accumulation units                   $8,579,915  $1,097,844  $2,418,348  $2,849,462
   Contracts in payout (annuitization)
      period                                    --          --          --          --
                                        ----------  ----------  ----------  ----------
      Total net assets                  $8,579,915  $1,097,844  $2,418,348  $2,849,462
                                        ==========  ==========  ==========  ==========
Accumulation units outstanding:            919,889      70,391     362,712     383,669
                                        ==========  ==========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                    Davis
                                           Cash      Corporate     Venture    "Dogs" of Wall   Emerging
                                        Management     Bond         Value         Street        Markets
                                        Portfolio    Portfolio    Portfolio     Portfolio      Portfolio
                                        (Class 3)    (Class 3)    (Class 3)     (Class 3)      (Class 3)
                                        ----------  -----------  -----------  --------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
Liabilities:                                    --           --           --            --            --
                                        ----------  -----------  -----------    ----------    ----------
Net assets                              $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
                                        ==========  ===========  ===========    ==========    ==========
   Accumulation units                   $8,235,260  $23,678,761  $22,892,016    $1,212,786    $9,266,456
   Contracts in payout (annuitization)
      period                                57,261           --           --            --            --
                                        ----------  -----------  -----------    ----------    ----------
      Total net assets                  $8,292,521  $23,678,761  $22,892,016    $1,212,786    $9,266,456
                                        ==========  ===========  ===========    ==========    ==========
Accumulation units outstanding:            642,929    1,091,023      771,070       101,208       422,559
                                        ==========  ===========  ===========    ==========    ==========


                                           Equity        Foreign    Fundamental    Global
                                        Opportunities     Value        Growth       Bond
                                          Portfolio     Portfolio    Portfolio    Portfolio
                                          (Class 3)     (Class 3)    (Class 3)    (Class 3)
                                        -------------  -----------  -----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                         $1,345,023   $19,729,242   $4,526,957  $6,615,229
Liabilities:                                      --            --           --          --
                                          ----------   -----------   ----------  ----------
Net assets                                $1,345,023   $19,729,242   $4,526,957  $6,615,229
                                          ==========   ===========   ==========  ==========
   Accumulation units                     $1,345,023   $19,729,242   $4,526,957  $6,615,229
   Contracts in payout (annuitization)
      period                                      --            --           --          --
                                          ----------   -----------   ----------  ----------
      Total net assets                    $1,345,023   $19,729,242   $4,526,957  $6,615,229
                                          ==========   ===========   ==========  ==========
Accumulation units outstanding:               75,916     1,291,691      275,046     321,561
                                          ==========   ===========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                                                 High-    International
                                           Global      Growth       Growth-      Yield     Diversified
                                          Equities  Opportunities    Income      Bond        Equities
                                         Portfolio    Portfolio    Portfolio   Portfolio    Portfolio
                                         (Class 3)    (Class 3)    (Class 3)   (Class 3)    (Class 3)
                                        ----------  -------------  ---------  ----------  -------------
Assets:
   Investments in Trusts, at net
      asset value                       $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
Liabilities:                                    --            --          --          --            --
                                        ----------    ----------    --------  ----------   -----------
Net assets                              $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
                                        ==========    ==========    ========  ==========   ===========
   Accumulation units                   $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
   Contracts in payout (annuitization)
      period                                    --            --          --          --            --
                                        ----------    ----------    --------  ----------   -----------
      Total net assets                  $2,228,858    $5,449,232    $662,769  $4,124,754   $11,510,610
                                        ==========    ==========    ========  ==========   ===========
Accumulation units outstanding:            114,635       849,981      27,663     208,345       889,559
                                        ==========    ==========    ========  ==========   ===========

                                        International    Marsico         MFS
                                          Growth and     Focused    Massachusetts    MFS Total
                                            Income        Growth   Investors Trust     Return
                                          Portfolio     Portfolio     Portfolio      Portfolio
                                          (Class 3)     (Class 3)     (Class 3)      (Class 3)
                                        -------------  ----------  ---------------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $12,654,748   $2,804,766     $7,674,548    $9,254,773
Liabilities:                                      --           --             --            --
                                         -----------   ----------     ----------    ----------
Net assets                               $12,654,748   $2,804,766     $7,674,548    $9,254,773
                                         ===========   ==========     ==========    ==========
   Accumulation units                    $12,654,748   $2,804,766     $7,674,548    $9,254,773
   Contracts in payout (annuitization)
      period                                      --           --             --            --
                                         -----------   ----------     ----------    ----------
      Total net assets                   $12,654,748   $2,804,766     $7,674,548    $9,254,773
                                         ===========   ==========     ==========    ==========
Accumulation units outstanding:              963,613      245,321        412,047       387,980
                                         ===========   ==========     ==========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)


                                                                   Small &       Small
                                          Mid-Cap       Real       Mid Cap      Company
                                          Growth       Estate       Value        Value    Technology
                                         Portfolio   Portfolio    Portfolio    Portfolio   Portfolio
                                         (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)
                                        ----------  -----------  -----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
Liabilities:                                    --           --           --          --          --
                                        ----------  -----------  -----------  ----------  ----------
Net assets                              $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
                                        ==========  ===========  ===========  ==========  ==========
   Accumulation units                   $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
   Contracts in payout (annuitization)
      period                                    --           --           --          --          --
                                        ----------  -----------  -----------  ----------  ----------
      Total net assets                  $5,438,398  $10,172,626  $20,283,172  $6,954,490  $1,598,816
                                        ==========  ===========  ===========  ==========  ==========
Accumulation units outstanding:            461,848      552,844    1,080,689     706,486     672,158
                                        ==========  ===========  ===========  ==========  ==========

                                                                Invesco Van
                                                      Total     Kampen V.I.  Invesco Van
                                         Telecom      Return      Capital    Kampen V.I.
                                         Utility       Bond        Growth      Comstock
                                        Portfolio   Portfolio       Fund         Fund
                                        (Class 3)   (Class 3)   (Series II)  (Series II)
                                        ---------  -----------  -----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                        $598,110  $18,716,248   $1,075,228   $9,859,429
Liabilities:                                   --           --           --           --
                                         --------  -----------   ----------   ----------
Net assets                               $598,110  $18,716,248   $1,075,228   $9,859,429
                                         ========  ===========   ==========   ==========
   Accumulation units                    $598,110  $18,716,248   $1,075,228   $9,859,429
   Contracts in payout (annuitization)
      period                                   --           --           --           --
                                         --------  -----------   ----------   ----------
      Total net assets                   $598,110  $18,716,248   $1,075,228   $9,859,429
                                         ========  ===========   ==========   ==========
Accumulation units outstanding:            38,776      867,507       99,273      818,598
                                         ========  ===========   ==========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                        Invesco Van                            Government &
                                        Kampen V.I.   Diversified     Equity   High Quality
                                         Growth and  International    Income       Bond        Income
                                        Income Fund     Account      Account     Account      Account
                                        (Series II)    (Class 2)    (Class 2)   (Class 2)    (Class 2)
                                        -----------  -------------  ---------  ------------  ---------
Assets:
   Investments in Trusts, at net
      asset value                       $21,272,406     $476,248     $915,078     $10,904     $304,723
Liabilities:                                     --           --           --          --           --
                                        -----------     --------     --------     -------     --------
Net assets                              $21,272,406     $476,248     $915,078     $10,904     $304,723
                                        ===========     ========     ========     =======     ========
   Accumulation units                   $21,272,406     $476,248     $915,078     $10,904     $304,723
   Contracts in payout (annuitization)
      period                                     --           --           --          --           --
                                        -----------     --------     --------     -------     --------
      Total net assets                  $21,272,406     $476,248     $915,078     $10,904     $304,723
                                        ===========     ========     ========     =======     ========
Accumulation units outstanding:           1,571,696       74,288       99,118       1,425       34,947
                                        ===========     ========     ========     =======     ========


                                         LargeCap    LargeCap    MidCap      Money
                                           Blend      Growth      Blend      Market
                                        Account II   Account     Account    Account
                                         (Class 2)  (Class 2)   (Class 2)  (Class 2)
                                        ----------  ---------  ----------  ---------
Assets:
   Investments in Trusts, at net
      asset value                         $96,483    $44,359   $1,594,264   $205,000
Liabilities:                                   --         --           --         --
                                          -------    -------   ----------   --------
Net assets                                $96,483    $44,359   $1,594,264   $205,000
                                          =======    =======   ==========   ========
   Accumulation units                     $96,483    $44,359   $1,594,264   $205,000
   Contracts in payout (annuitization)
      period                                   --         --           --         --
                                          -------    -------   ----------   --------
      Total net assets                    $96,483    $44,359   $1,594,264   $205,000
                                          =======    =======   ==========   ========
Accumulation units outstanding:            15,251      6,386      157,610     35,128
                                          =======    =======   ==========   ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                          Principal      Real                      SAM           SAM
                                           Capital      Estate       SAM      Conservative  Conservative
                                        Appreciation  Securities   Balanced     Balanced       Growth
                                           Account      Account    Portfolio    Portfolio     Portfolio
                                          (Class 2)    (Class 2)   (Class 2)    (Class 2)     (Class 2)
                                        ------------  ----------  ----------  ------------  ------------
Assets:
   Investments in Trusts, at net
      asset value                         $380,064      $11,504   $9,490,958    $367,503     $1,511,685
Liabilities:                                    --           --           --          --             --
                                          --------      -------   ----------    --------     ----------
Net assets                                $380,064      $11,504   $9,490,958    $367,503     $1,511,685
                                          ========      =======   ==========    ========     ==========
   Accumulation units                     $380,064      $11,504   $9,490,958    $367,503     $1,511,685
   Contracts in payout (annuitization)
      period                                    --           --           --          --             --
                                          --------      -------   ----------    --------     ----------
      Total net assets                    $380,064      $11,504   $9,490,958    $367,503     $1,511,685
                                          ========      =======   ==========    ========     ==========
Accumulation units outstanding:             30,809          663      915,093      45,994        145,807
                                          ========      =======   ==========    ========     ==========

                                           SAM        SAM       Short-
                                         Flexible  Strategic    Term      SmallCap
                                         Income      Growth     Income     Growth
                                        Portfolio  Portfolio   Account   Account II
                                        (Class 2)  (Class 2)  (Class 2)   (Class 2)
                                        ---------  ---------  ---------  ----------
Assets:
   Investments in Trusts, at net
      asset value                        $799,210   $285,182   $43,105     $7,336
Liabilities:                                   --         --        --         --
                                         --------   --------   -------     ------
Net assets                               $799,210   $285,182   $43,105     $7,336
                                         ========   ========   =======     ======
   Accumulation units                    $799,210   $285,182   $43,105     $7,336
   Contracts in payout (annuitization)
      period                                   --         --        --         --
                                         --------   --------   -------     ------
      Total net assets                   $799,210   $285,182   $43,105     $7,336
                                         ========   ========   =======     ======
Accumulation units outstanding:            83,668     25,876     5,895      1,133
                                         ========   ========   =======     ======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                        Columbia
                                                        Marsico
                                                        Focused
                                        Columbia High   Equities
                                         Yield Fund,     Fund,       Asset       Global
                                           Variable     Variable  Allocation     Growth       Growth
                                            Series       Series      Fund         Fund         Fund
                                          (Class A)    (Class A)  (Class 2)    (Class 2)    (Class 2)
                                        -------------  ---------  ----------  -----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                          $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
Liabilities:                                     --           --          --           --           --
                                           --------     --------  ----------  -----------  -----------
Net assets                                 $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
                                           ========     ========  ==========  ===========  ===========
   Accumulation units                      $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
   Contracts in payout (annuitization)
      period                                     --           --          --           --           --
                                           --------     --------  ----------  -----------  -----------
      Total net assets                     $321,620     $573,654  $2,106,807  $10,692,807  $11,489,423
                                           ========     ========  ==========  ===========  ===========
Accumulation units outstanding:              17,492       50,384     125,672      460,508      577,056
                                           ========     ========  ==========  ===========  ===========




                                                                              MTB Managed
                                          Growth-     Growth and    Mid Cap    Allocation
                                           Income       Income       Value       Fund -
                                            Fund      Portfolio    Portfolio    Moderate
                                         (Class 2)    (Class VC)  (Class VC)   Growth II
                                        -----------  -----------  ----------  -----------
Assets:
   Investments in Trusts, at net
      asset value                       $12,783,276  $11,488,810   $202,710     $117,510
Liabilities:                                     --           --         --           --
                                        -----------  -----------   --------     --------
Net assets                              $12,783,276  $11,488,810   $202,710     $117,510
                                        ===========  ===========   ========     ========
   Accumulation units                   $12,783,276  $11,488,810   $202,710     $117,510
   Contracts in payout (annuitization)
      period                                     --           --         --           --
                                        -----------  -----------   --------     --------
      Total net assets                  $12,783,276  $11,488,810   $202,710     $117,510
                                        ===========  ===========   ========     ========
Accumulation units outstanding:             771,857      991,030     13,916       12,029
                                        ===========  ===========   ========     ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                      Franklin
                                                    Templeton VIP
                                         Franklin     Founding                                         Allocation
                                          Income        Funds      Allocation  Allocation  Allocation   Moderate      Real
                                        Securities    Allocation    Balanced     Growth     Moderate     Growth      Return
                                           Fund          Fund       Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                                         (Class 2)    (Class 2)     (Class 3)   (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                        ----------  -------------  ----------  ----------  ----------  ----------  ----------
Assets:
   Investments in Trusts, at net
      asset value                       $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
Liabilities:                                    --            --           --         --           --         --           --
                                        ----------    ----------   ----------   --------   ----------   --------   ----------
Net assets                              $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
                                        ==========    ==========   ==========   ========   ==========   ========   ==========
   Accumulation units                   $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
   Contracts in payout (annuitization)
      period                                    --            --           --         --           --         --           --
                                        ----------    ----------   ----------   --------   ----------   --------   ----------
      Total net assets                  $2,942,495    $2,983,855   $1,708,086   $207,442   $1,629,705   $980,010   $2,763,425
                                        ==========    ==========   ==========   ========   ==========   ========   ==========
Accumulation units outstanding:            282,085       323,878      148,850     18,629      142,836     88,273      242,390
                                        ==========    ==========   ==========   ========   ==========   ========   ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                       Contracts                     Contracts
                                                      With Total                    With Total
                                                       Expenses         0.85         Expenses         1.15
                                                          of         Unit value         of         Unit value
                                                     Accumulation        of        Accumulation        of
                                                         units      accumulation       units      accumulation
Variable Accounts                                     outstanding       units       outstanding      units
-----------------                                    ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                  --            --             --             --
   Government and Quality Bond Portfolio (Class 1)           --            --             --             --
   Growth Portfolio (Class 1)                                --            --             --             --
   Natural Resources Portfolio (Class 1)                     --            --             --             --
   Asset Allocation Portfolio (Class 3)                   5,456         15.32             --             --
   Capital Appreciation Portfolio (Class 3)              87,158         17.24            913          13.20
   Government and Quality Bond Portfolio (Class 3)       70,111         15.93          1,215          11.66
   Growth Portfolio (Class 3)                             4,523         12.51             --             --
   Natural Resources Portfolio (Class 3)                  8,553         12.36             --             --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                       --            --             --             --
   Balanced Portfolio (Class 1)                              --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                      --            --             --             --
   Capital Growth Portfolio (Class 1)                        --            --             --             --
   Cash Management Portfolio (Class 1)                       --            --             --             --
   Corporate Bond Portfolio (Class 1)                        --            --             --             --
   Davis Venture Value Portfolio (Class 1)                   --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                 --            --             --             --
   Emerging Markets Portfolio (Class 1)                      --            --             --             --
   Equity Opportunities Portfolio (Class 1)                  --            --             --             --
   Fundamental Growth Portfolio (Class 1)                    --            --             --             --
   Global Bond Portfolio (Class 1)                           --            --             --             --
   Global Equities Portfolio (Class 1)                       --            --             --             --
   Growth Opportunities Portfolio (Class 1)                  --            --             --             --
   Growth-Income Portfolio (Class 1)                         --            --             --             --
   High-Yield Bond Portfolio (Class 1)                       --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                              --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                              --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --            --             --             --
   MFS Total Return Portfolio (Class 1)                      --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                        --            --             --             --
   Real Estate Portfolio (Class 1)                           --            --             --             --
   Technology Portfolio (Class 1)                            --            --             --             --
   Telecom Utility Portfolio (Class 1)                       --            --             --             --
   Total Return Bond Portfolio (Class 1)                     --            --             --             --
   Aggressive Growth Portfolio (Class 3)                    144          8.33             --             --
   Alliance Growth Portfolio (Class 3)                   12,839          8.27             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                              --            --             --             --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                              --            --          3,144          11.50
   American Funds Growth SAST Portfolio (Class 3)            --            --          1,158          10.41
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                              --            --            428           9.66
   Balanced Portfolio (Class 3)                              --         10.10             --             --
   Blue Chip Growth Portfolio (Class 3)                   6,308          6.26            762          10.86
   Capital Growth Portfolio (Class 3)                     5,588          7.78             --             --
   Cash Management Portfolio (Class 3)                   17,233         11.62             --             --
   Corporate Bond Portfolio (Class 3)                    76,811         19.94          1,583          13.73
   Davis Venture Value Portfolio (Class 3)               53,711         14.62          1,640          10.08
   "Dogs" of Wall Street Portfolio (Class 3)              1,457         14.95             --             --
   Emerging Markets Portfolio (Class 3)                   8,515         29.47            525          14.42
   Equity Opportunities Portfolio (Class 3)               5,186         12.21             --             --
   Foreign Value Portfolio (Class 3)                     61,934          9.74          4,125           9.68
   Fundamental Growth Portfolio (Class 3)                 7,314          7.16             --             --
   Global Bond Portfolio (Class 3)                       36,544         17.23             82          12.86
   Global Equities Portfolio (Class 3)                       --          9.74             --             --
   Growth Opportunities Portfolio (Class 3)              29,642          6.21          1,662          11.81
   Growth-Income Portfolio (Class 3)                      1,815          8.98             --             --
   High-Yield Bond Portfolio (Class 3)                   28,470         16.09            127          11.13
   International Diversified Equities Portfolio
      (Class 3)                                           9,774          9.18             --             --
   International Growth and Income Portfolio
      (Class 3)                                          49,833         11.51             --             --
   Marsico Focused Growth Portfolio (Class 3)             3,953         10.25            694          10.90
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          23,671         11.06          2,243          10.75
   MFS Total Return Portfolio (Class 3)                  69,900         16.19             --             --
   Mid-Cap Growth Portfolio (Class 3)                     8,926         10.05            645          12.27
   Real Estate Portfolio (Class 3)                        9,144         27.38          2,005           7.90
   Small & Mid Cap Value Portfolio (Class 3)             43,927         11.81          1,977          12.37
   Small Company Value Portfolio (Class 3)               41,750         10.07          1,819          10.79
   Technology Portfolio (Class 3)                            --          2.42             --             --
   Telecom Utility Portfolio (Class 3)                       --            --             --             --
   Total Return Bond Portfolio (Class 3)                 42,041         18.57          2,694          13.07
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund           10,427         11.39             --             --
   Invesco Van Kampen V.I. Comstock Fund                 96,247        $13.17          2,494         $ 9.67
   Invesco Van Kampen V.I. Growth and Income Fund       101,733         14.96          2,841          10.07
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                         --        $   --             --         $   --
   Equity Income Account                                     --            --             --             --
   Government & High Quality Bond Account                    --            --             --             --
   Income Account                                            --            --             --             --
   LargeCap Blend Account II                                 --            --             --             --
   LargeCap Growth Account                                   --            --             --             --
   MidCap Blend Account                                      --            --             --             --
   Money Market Account                                      --            --             --             --
   Principal Capital Appreciation Account                    --            --             --             --
   Real Estate Securities Account                            --            --             --             --
   SAM Balanced Portfolio                                    --            --             --             --
   SAM Conservative Balanced Portfolio                       --            --             --             --
   SAM Conservative Growth Portfolio                         --            --             --             --
   SAM Flexible Income Portfolio                             --            --             --             --
   SAM Strategic Growth Portfolio                            --            --             --             --
   Short-Term Income Account                                 --            --             --             --
   SmallCap Growth Account II                                --            --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
   (Class A):
   Columbia High Yield Fund, Variable Series                 --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series                                        --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                125,672        $16.76             --         $   --
   Global Growth Fund                                    90,878         24.32             --             --
   Growth Fund                                           90,902         20.91             --             --
   Growth-Income Fund                                   162,860         17.33             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           45,832        $12.59          1,256         $ 9.31
   Mid Cap Value Portfolio                               13,916         14.57             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                       25,083        $10.63          2,050         $10.56
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                    32,544          9.40             --             --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                             --        $   --             --         $   --
   Allocation Growth Portfolio                               --            --             --             --
   Allocation Moderate Portfolio                             --            --             --             --
   Allocation Moderate Growth Portfolio                      --            --          3,437          11.34
   Real Return Portfolio                                  1,968         11.64          1,697          11.62

                                                       Contracts                     Contracts
                                                      With Total                    With Total
                                                       Expenses          1.3         Expenses          1.4
                                                          of         Unit value         of         Unit value
                                                     Accumulation        of        Accumulation        of
                                                         units      accumulation       units      accumulation
Variable Accounts                                     outstanding       units       outstanding       units
-----------------                                    ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                      --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                  --            --             --             --
   Government and Quality Bond Portfolio (Class 1)           --            --             --             --
   Growth Portfolio (Class 1)                                --            --             --             --
   Natural Resources Portfolio (Class 1)                     --            --             --             --
   Asset Allocation Portfolio (Class 3)                      12         11.55             --             --
   Capital Appreciation Portfolio (Class 3)              20,205         13.03          1,536          13.04
   Government and Quality Bond Portfolio (Class 3)       46,535         11.51          2,485          11.54
   Growth Portfolio (Class 3)                                14         10.55             --             --
   Natural Resources Portfolio (Class 3)                  3,402         12.69             --             --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                     --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                       --            --             --             --
   Balanced Portfolio (Class 1)                              --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                      --            --             --             --
   Capital Growth Portfolio (Class 1)                        --            --             --             --
   Cash Management Portfolio (Class 1)                       --            --             --             --
   Corporate Bond Portfolio (Class 1)                        --            --             --             --
   Davis Venture Value Portfolio (Class 1)                   --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                 --            --             --             --
   Emerging Markets Portfolio (Class 1)                      --            --             --             --
   Equity Opportunities Portfolio (Class 1)                  --            --             --             --
   Fundamental Growth Portfolio (Class 1)                    --            --             --             --
   Global Bond Portfolio (Class 1)                           --            --             --             --
   Global Equities Portfolio (Class 1)                       --            --             --             --
   Growth Opportunities Portfolio (Class 1)                  --            --             --             --
   Growth-Income Portfolio (Class 1)                         --            --             --             --
   High-Yield Bond Portfolio (Class 1)                       --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                              --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                              --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                              --            --             --             --
   MFS Total Return Portfolio (Class 1)                      --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                        --            --             --             --
   Real Estate Portfolio (Class 1)                           --            --             --             --
   Technology Portfolio (Class 1)                            --            --             --             --
   Telecom Utility Portfolio (Class 1)                       --            --             --             --
   Total Return Bond Portfolio (Class 1)                     --            --             --             --
   Aggressive Growth Portfolio (Class 3)                  2,261          8.43             --             --
   Alliance Growth Portfolio (Class 3)                    1,443         10.59             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                           6,647         10.22             --             --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                          75,937         11.36          5,282          11.38
   American Funds Growth SAST Portfolio (Class 3)        32,367         10.29          1,737          10.30
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                          28,696          9.54            724           9.55
   Balanced Portfolio (Class 3)                              13         10.79             --             --
   Blue Chip Growth Portfolio (Class 3)                  16,662         10.67          1,290          10.72
   Capital Growth Portfolio (Class 3)                        15          9.82             --             --
   Cash Management Portfolio (Class 3)                      234          9.97             --             --
   Corporate Bond Portfolio (Class 3)                    50,478         13.56          3,025          13.58
   Davis Venture Value Portfolio (Class 3)               45,331          9.96          2,776           9.97
   "Dogs" of Wall Street Portfolio (Class 3)              2,212         10.47             --             --
   Emerging Markets Portfolio (Class 3)                   8,581         14.24            568          14.27
   Equity Opportunities Portfolio (Class 3)                  15          9.78             --             --
   Foreign Value Portfolio (Class 3)                     80,826          9.56          6,709           9.57
   Fundamental Growth Portfolio (Class 3)                   321         10.50             --             --
   Global Bond Portfolio (Class 3)                       20,018         12.70            508          12.71
   Global Equities Portfolio (Class 3)                    2,651          9.73             --             --
   Growth Opportunities Portfolio (Class 3)              23,190         11.66          2,407          11.68
   Growth-Income Portfolio (Class 3)                        511          9.03             --             --
   High-Yield Bond Portfolio (Class 3)                   14,276         10.97            263          11.01
   International Diversified Equities Portfolio
      (Class 3)                                           3,015         10.05             --             --
   International Growth and Income Portfolio
      (Class 3)                                             271          8.26             --             --
   Marsico Focused Growth Portfolio (Class 3)             8,499         10.78            951          10.78
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                          47,051         10.65          3,569          10.63
   MFS Total Return Portfolio (Class 3)                   9,987         10.57             --             --
   Mid-Cap Growth Portfolio (Class 3)                     7,722         12.13            902          12.16
   Real Estate Portfolio (Class 3)                       34,505          7.79          3,085           7.81
   Small & Mid Cap Value Portfolio (Class 3)             45,875         12.22          3,330          12.25
   Small Company Value Portfolio (Class 3)               26,158         10.65          2,634          10.68
   Technology Portfolio (Class 3)                           150         10.81             --             --
   Telecom Utility Portfolio (Class 3)                    2,370         11.91             --             --
   Total Return Bond Portfolio (Class 3)                114,728         12.81          5,295          12.90
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund               14         11.86             --             --
   Invesco Van Kampen V.I. Comstock Fund                 45,158        $ 9.55          3,970         $ 9.56
   Invesco Van Kampen V.I. Growth and Income Fund        55,306          9.94          4,577           9.96
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                         --        $   --             --         $   --
   Equity Income Account                                     --            --             --             --
   Government & High Quality Bond Account                    --            --             --             --
   Income Account                                            --            --             --             --
   LargeCap Blend Account II                                 --            --             --             --
   LargeCap Growth Account                                   --            --             --             --
   MidCap Blend Account                                      --            --             --             --
   Money Market Account                                      --            --             --             --
   Principal Capital Appreciation Account                    --            --             --             --
   Real Estate Securities Account                            --            --             --             --
   SAM Balanced Portfolio                                    --            --             --             --
   SAM Conservative Balanced Portfolio                       --            --             --             --
   SAM Conservative Growth Portfolio                         --            --             --             --
   SAM Flexible Income Portfolio                             --            --             --             --
   SAM Strategic Growth Portfolio                            --            --             --             --
   Short-Term Income Account                                 --            --             --             --
   SmallCap Growth Account II                                --            --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I
   (Class A):
   Columbia High Yield Fund, Variable Series                 --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund,
      Variable Series                                        --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                     --        $   --             --         $   --
   Global Growth Fund                                        --            --             --             --
   Growth Fund                                               --            --             --             --
   Growth-Income Fund                                        --            --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                           27,846        $ 9.17          1,868         $ 9.19
   Mid Cap Value Portfolio                                   --            --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate
      Growth II                                              --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
   TRUST (Class 2):
   Franklin Income Securities Fund                        5,474        $10.51             --         $   --
   Franklin Templeton VIP Founding Funds
      Allocation Fund                                       206          9.28             --             --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                         84,794        $11.48         14,174         $11.55
   Allocation Growth Portfolio                              447         11.17             --             --
   Allocation Moderate Portfolio                         69,284         11.43             --             --
   Allocation Moderate Growth Portfolio                  19,595         11.16             --             --
   Real Return Portfolio                                 66,712         11.43          3,904          11.51

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                      STATEMENT OF ASSETS AND LIABILITIES
                               DECEMBER 31, 2010
                                  (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses        1.52(1)       Expenses        1.52(2)
                                                             of            Unit            of            Unit
                                                        Accumulation     value of     Accumulation     value of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                    167,038        $27.67              --        $   --
   Capital Appreciation Portfolio (Class 1)                208,358         52.43              --            --
   Government and Quality Bond Portfolio (Class 1)         335,382         19.94              --            --
   Growth Portfolio (Class 1)                              158,514         33.48              --            --
   Natural Resources Portfolio (Class 1)                    81,131         59.04              --            --
   Asset Allocation Portfolio (Class 3)                     90,323         27.03           2,768         27.03
   Capital Appreciation Portfolio (Class 3)                239,114         51.41          26,494         51.41
   Government and Quality Bond Portfolio (Class 3)         943,690         19.51         169,589         19.51
   Growth Portfolio (Class 3)                              171,562         32.81          17,040         32.81
   Natural Resources Portfolio (Class 3)                    66,833         57.79          10,506         57.79
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                   149,133        $13.29              --        $   --
   Alliance Growth Portfolio (Class 1)                     321,763         32.94              --            --
   Balanced Portfolio (Class 1)                            219,622         16.72              --            --
   Blue Chip Growth Portfolio (Class 1)                    127,188          6.41              --            --
   Capital Growth Portfolio (Class 1)                       59,148          7.51              --            --
   Cash Management Portfolio (Class 1)                     335,271         13.30              --            --
   Corporate Bond Portfolio (Class 1)                      197,070         23.88              --            --
   Davis Venture Value Portfolio (Class 1)                 535,366         35.94              --            --
   "Dogs" of Wall Street Portfolio (Class 1)               101,592         12.42              --            --
   Emerging Markets Portfolio (Class 1)                    175,647         23.24              --            --
   Equity Opportunities Portfolio (Class 1)                142,356         18.70              --            --
   Fundamental Growth Portfolio (Class 1)                  159,810         18.09              --            --
   Global Bond Portfolio (Class 1)                         108,917         22.78              --            --
   Global Equities Portfolio (Class 1)                     113,022         21.20              --            --
   Growth Opportunities Portfolio (Class 1)                 81,488          6.12              --            --
   Growth-Income Portfolio (Class 1)                       279,243         27.02              --            --
   High-Yield Bond Portfolio (Class 1)                     222,731         22.20              --            --
   International Diversified Equities Portfolio
      (Class 1)                                            239,473         13.41              --            --
   International Growth and Income Portfolio
      (Class 1)                                            213,130         14.12              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                            147,097         23.27              --            --
   MFS Total Return Portfolio (Class 1)                    269,183         28.02              --            --
   Mid-Cap Growth Portfolio (Class 1)                      217,968         12.13              --            --
   Real Estate Portfolio (Class 1)                          91,472         22.22              --            --
   Technology Portfolio (Class 1)                          122,750          2.44              --            --
   Telecom Utility Portfolio (Class 1)                      63,117         16.22              --            --
   Total Return Bond Portfolio (Class 1)                   100,163         26.51              --            --
   Aggressive Growth Portfolio (Class 3)                    37,068         12.97          45,976         12.97
   Alliance Growth Portfolio (Class 3)                     178,859         32.10          17,936         32.10
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                             68,685         10.21          97,533         10.21
   American Funds Global Growth SAST Portfolio
      (Class 3)                                            290,420         11.24         183,298         11.24
   American Funds Growth SAST Portfolio (Class 3)          329,761         10.30         171,351         10.30
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                            444,854          9.34         188,775          9.34
   Balanced Portfolio (Class 3)                             56,936         16.35             539         16.35
   Blue Chip Growth Portfolio (Class 3)                    164,630          6.28          69,303          6.28
   Capital Growth Portfolio (Class 3)                      192,810          7.33          73,570          7.33
   Cash Management Portfolio (Class 3)                     478,963         13.02          59,691         13.02
   Corporate Bond Portfolio (Class 3)                      528,511         23.28         133,632         23.28
   Davis Venture Value Portfolio (Class 3)                 411,450         35.14          62,750         35.14
   "Dogs" of Wall Street Portfolio (Class 3)                53,859         12.15          20,680         12.15
   Emerging Markets Portfolio (Class 3)                    172,525         22.71          60,595         22.71
   Equity Opportunities Portfolio (Class 3)                 61,432         18.29           3,221         18.29
   Foreign Value Portfolio (Class 3)                       640,843         16.87         124,269         16.87
   Fundamental Growth Portfolio (Class 3)                  123,975         17.68          52,108         17.68
   Global Bond Portfolio (Class 3)                         140,617         22.29          47,586         22.29
   Global Equities Portfolio (Class 3)                      49,628         20.70          24,201         20.70
   Growth Opportunities Portfolio (Class 3)                357,508          5.98         148,117          5.98
   Growth-Income Portfolio (Class 3)                        16,586         26.40           6,342         26.40
   High-Yield Bond Portfolio (Class 3)                     115,441         21.72          16,469         21.72
   International Diversified Equities Portfolio
      (Class 3)                                            595,203         13.14          96,460         13.14
   International Growth and Income Portfolio
      (Class 3)                                            470,795         13.78         159,389         13.78
   Marsico Focused Growth Portfolio (Class 3)              127,096         11.59          45,495         11.59
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                            146,516         22.79          46,728         22.79
   MFS Total Return Portfolio (Class 3)                    227,661         27.42          17,722         27.42
   Mid-Cap Growth Portfolio (Class 3)                      253,146         11.86          44,806         11.86
   Real Estate Portfolio (Class 3)                         205,009         21.74          70,105         21.74
   Small & Mid Cap Value Portfolio (Class 3)               451,570         20.30         150,480         20.30
   Small Company Value Portfolio (Class 3)                 282,506          9.76         120,969          9.76
   Technology Portfolio (Class 3)                          396,295          2.38         113,409          2.38
   Telecom Utility Portfolio (Class 3)                      22,878         15.89           9,087         15.89
   Total Return Bond Portfolio (Class 3)                   239,799         25.96         155,473         25.96
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund              27,051         10.91           9,908         10.79
   Invesco Van Kampen V.I. Comstock Fund                   323,513        $12.48         103,277        $12.40
   Invesco Van Kampen V.I. Growth and Income Fund          795,972         13.97         188,657         14.02
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                            --        $   --              --        $   --
   Equity Income Account                                        --            --              --            --
   Government & High Quality Bond Account                       --            --              --            --
   Income Account                                               --            --              --            --
   LargeCap Blend Account II                                    --            --              --            --
   LargeCap Growth Account                                      --            --              --            --
   MidCap Blend Account                                         --            --              --            --
   Money Market Account                                         --            --              --            --
   Principal Capital Appreciation Account                       --            --              --            --
   Real Estate Securities Account                               --            --              --            --
   SAM Balanced Portfolio                                    8,299         10.51          35,638         10.51
   SAM Conservative Balanced Portfolio                          --            --              --            --
   SAM Conservative Growth Portfolio                            --            --              --            --
   SAM Flexible Income Portfolio                                --            --              --            --
   SAM Strategic Growth Portfolio                               --            --              --            --
   Short-Term Income Account                                    --            --              --            --
   SmallCap Growth Account II                                   --            --              --            --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                 5,385        $18.48           5,530        $18.55
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                21,625         11.47           9,473         11.42
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                        --        $   --              --        $   --
   Global Growth Fund                                      305,819         23.01              --            --
   Growth Fund                                             388,984         19.79              --            --
   Growth-Income Fund                                      512,673         16.40              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             510,029        $11.89         147,173        $11.89
   Mid Cap Value Portfolio                                      --            --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II         12,029        $ 9.77              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                         126,539        $10.43          31,602        $10.43
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                 147,393          9.22          50,040          9.22
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                --        $   --          16,398        $11.46
   Allocation Growth Portfolio                                  --            --          17,007         11.14
   Allocation Moderate Portfolio                                --            --          54,975         11.40
   Allocation Moderate Growth Portfolio                         --            --           9,062         11.13
   Real Return Portfolio                                     6,772         11.40          41,066         11.40

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses        1.55(3)       Expenses        1.55(4)
                                                             of            Unit            of            Unit
                                                        Accumulation     value of     Accumulation     value of
                                                           units       accumulation      units       accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                         --        $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                     --            --             --             --
   Government and Quality Bond Portfolio (Class 1)              --            --             --             --
   Growth Portfolio (Class 1)                                   --            --             --             --
   Natural Resources Portfolio (Class 1)                        --            --             --             --
   Asset Allocation Portfolio (Class 3)                         --            --          1,610          11.47
   Capital Appreciation Portfolio (Class 3)                  5,750         52.35         14,561          12.96
   Government and Quality Bond Portfolio (Class 3)              --            --         21,729          11.46
   Growth Portfolio (Class 3)                                   --            --             --             --
   Natural Resources Portfolio (Class 3)                        --            --            407          12.61
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                        --        $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                          --            --             --             --
   Balanced Portfolio (Class 1)                                 --            --             --             --
   Blue Chip Growth Portfolio (Class 1)                         --            --             --             --
   Capital Growth Portfolio (Class 1)                           --            --             --             --
   Cash Management Portfolio (Class 1)                          --            --             --             --
   Corporate Bond Portfolio (Class 1)                           --            --             --             --
   Davis Venture Value Portfolio (Class 1)                      --            --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                    --            --             --             --
   Emerging Markets Portfolio (Class 1)                         --            --             --             --
   Equity Opportunities Portfolio (Class 1)                     --            --             --             --
   Fundamental Growth Portfolio (Class 1)                       --            --             --             --
   Global Bond Portfolio (Class 1)                              --            --             --             --
   Global Equities Portfolio (Class 1)                          --            --             --             --
   Growth Opportunities Portfolio (Class 1)                     --            --             --             --
   Growth-Income Portfolio (Class 1)                            --            --             --             --
   High-Yield Bond Portfolio (Class 1)                          --            --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                                 --            --             --             --
   International Growth and Income Portfolio
      (Class 1)                                                 --            --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                 --            --             --             --
   MFS Total Return Portfolio (Class 1)                         --            --             --             --
   Mid-Cap Growth Portfolio (Class 1)                           --            --             --             --
   Real Estate Portfolio (Class 1)                              --            --             --             --
   Technology Portfolio (Class 1)                               --            --             --             --
   Telecom Utility Portfolio (Class 1)                          --            --             --             --
   Total Return Bond Portfolio (Class 1)                        --            --             --             --
   Aggressive Growth Portfolio (Class 3)                        --            --            695           8.37
   Alliance Growth Portfolio (Class 3)                       1,590         32.11             --             --
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                 --            --          1,816          10.17
   American Funds Global Growth SAST Portfolio
      (Class 3)                                                 --            --         37,282          11.31
   American Funds Growth SAST Portfolio (Class 3)               --            --         25,955          10.24
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                 --            --          9,755           9.49
   Balanced Portfolio (Class 3)                                 --            --          2,768          10.74
   Blue Chip Growth Portfolio (Class 3)                         --            --          9,189          10.62
   Capital Growth Portfolio (Class 3)                           --            --             --             --
   Cash Management Portfolio (Class 3)                          --            --          9,962           9.92
   Corporate Bond Portfolio (Class 3)                           --            --         23,784          13.49
   Davis Venture Value Portfolio (Class 3)                      --            --         31,105           9.91
   "Dogs" of Wall Street Portfolio (Class 3)                    --            --            319          10.38
   Emerging Markets Portfolio (Class 3)                         --            --          4,039          14.18
   Equity Opportunities Portfolio (Class 3)                     --            --             --             --
   Foreign Value Portfolio (Class 3)                            --            --         50,838           9.52
   Fundamental Growth Portfolio (Class 3)                       --            --            249          10.43
   Global Bond Portfolio (Class 3)                              --            --          6,623          12.64
   Global Equities Portfolio (Class 3)                       1,487         20.87          1,092           9.67
   Growth Opportunities Portfolio (Class 3)                     --            --         15,045          11.61
   Growth-Income Portfolio (Class 3)                            --            --             69           8.98
   High-Yield Bond Portfolio (Class 3)                          --            --          2,699          10.91
   International Diversified Equities Portfolio
      (Class 3)                                                 --            --             --             --
   International Growth and Income Portfolio
      (Class 3)                                                 --            --          6,417           8.21
   Marsico Focused Growth Portfolio (Class 3)                   --            --          7,433          10.73
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                                 --            --         24,002          10.60
   MFS Total Return Portfolio (Class 3)                         --            --          5,350          10.53
   Mid-Cap Growth Portfolio (Class 3)                        9,488         11.87          4,809          12.07
   Real Estate Portfolio (Class 3)                              --            --         21,778           7.76
   Small & Mid Cap Value Portfolio (Class 3)                    --            --         25,746          12.17
   Small Company Value Portfolio (Class 3)                      --            --         16,185          10.60
   Technology Portfolio (Class 3)                              459          2.38            407          10.76
   Telecom Utility Portfolio (Class 3)                          --            --            440          11.78
   Total Return Bond Portfolio (Class 3)                        --            --         51,862          12.76
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                  --            --             --             --
   Invesco Van Kampen V.I. Comstock Fund                     4,709        $12.42         26,972         $ 9.50
   Invesco Van Kampen V.I. Growth and Income Fund               --            --         31,257           9.89
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                        61,319        $ 6.43             --         $   --
   Equity Income Account                                    61,950          9.28             --             --
   Government & High Quality Bond Account                    1,188          7.67             --             --
   Income Account                                           20,973          8.76             --             --
   LargeCap Blend Account II                                12,444          6.34             --             --
   LargeCap Growth Account                                   4,037          6.98             --             --
   MidCap Blend Account                                     39,234         10.19             --             --
   Money Market Account                                     14,548          5.89             --             --
   Principal Capital Appreciation Account                   16,629         12.41             --             --
   Real Estate Securities Account                                9         17.73             --             --
   SAM Balanced Portfolio                                  305,124         10.48             --             --
   SAM Conservative Balanced Portfolio                      18,694          7.85             --             --
   SAM Conservative Growth Portfolio                        59,829         10.44             --             --
   SAM Flexible Income Portfolio                            57,231          9.16             --             --
   SAM Strategic Growth Portfolio                           21,301         11.05             --             --
   Short-Term Income Account                                 5,880          7.31             --             --
   SmallCap Growth Account II                                1,108          6.48             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                    --        $   --             --         $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                    --            --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                        --        $   --             --         $   --
   Global Growth Fund                                           --            --             --             --
   Growth Fund                                                  --            --             --             --
   Growth-Income Fund                                           --            --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                  --        $   --         11,987         $ 9.13
   Mid Cap Value Portfolio                                      --            --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II             --        $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                              --        $   --         11,085         $10.46
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                      --            --          3,149           9.22
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                --        $   --         25,299         $11.45
   Allocation Growth Portfolio                                  --            --             --             --
   Allocation Moderate Portfolio                                --            --         14,422          11.40
   Allocation Moderate Growth Portfolio                         --            --          6,668          11.12
   Real Return Portfolio                                        --            --         27,059          11.40

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.65         Expenses         1.70
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --              --        $   --
   Capital Appreciation Portfolio (Class 1)                    --             --              --            --
   Government and Quality Bond Portfolio (Class 1)             --             --              --            --
   Growth Portfolio (Class 1)                                  --             --              --            --
   Natural Resources Portfolio (Class 1)                       --             --              --            --
   Asset Allocation Portfolio (Class 3)                        --             --              --            --
   Capital Appreciation Portfolio (Class 3)                 4,227          12.87             180         51.00
   Government and Quality Bond Portfolio (Class 3)         16,193          11.40              --            --
   Growth Portfolio (Class 3)                               2,820          10.43              --            --
   Natural Resources Portfolio (Class 3)                      793          12.49              --            --
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --              --        $   --
   Alliance Growth Portfolio (Class 1)                         --             --              --            --
   Balanced Portfolio (Class 1)                                --             --              --            --
   Blue Chip Growth Portfolio (Class 1)                        --             --              --            --
   Capital Growth Portfolio (Class 1)                          --             --              --            --
   Cash Management Portfolio (Class 1)                         --             --              --            --
   Corporate Bond Portfolio (Class 1)                          --             --              --            --
   Davis Venture Value Portfolio (Class 1)                     --             --              --            --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --              --            --
   Emerging Markets Portfolio (Class 1)                        --             --              --            --
   Equity Opportunities Portfolio (Class 1)                    --             --              --            --
   Fundamental Growth Portfolio (Class 1)                      --             --              --            --
   Global Bond Portfolio (Class 1)                             --             --              --            --
   Global Equities Portfolio (Class 1)                         --             --              --            --
   Growth Opportunities Portfolio (Class 1)                    --             --              --            --
   Growth-Income Portfolio (Class 1)                           --             --              --            --
   High-Yield Bond Portfolio (Class 1)                         --             --              --            --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --              --            --
   International Growth and Income Portfolio
      (Class 1)                                                --             --              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --              --            --
   MFS Total Return Portfolio (Class 1)                        --             --              --            --
   Mid-Cap Growth Portfolio (Class 1)                          --             --              --            --
   Real Estate Portfolio (Class 1)                             --             --              --            --
   Technology Portfolio (Class 1)                              --             --              --            --
   Telecom Utility Portfolio (Class 1)                         --             --              --            --
   Total Return Bond Portfolio (Class 1)                       --             --              --            --
   Aggressive Growth Portfolio (Class 3)                       --             --              --            --
   Alliance Growth Portfolio (Class 3)                         --             --             719         31.45
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                             2,324          10.13              --            --
   American Funds Global Growth SAST Portfolio
      (Class 3)                                            12,945          11.25              --            --
   American Funds Growth SAST Portfolio (Class 3)           6,737          10.19              --            --
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                             6,367           9.46              --            --
   Balanced Portfolio (Class 3)                               768          10.64              --            --
   Blue Chip Growth Portfolio (Class 3)                     2,610          10.58              --            --
   Capital Growth Portfolio (Class 3)                       3,079           9.68              --            --
   Cash Management Portfolio (Class 3)                         --             --              --            --
   Corporate Bond Portfolio (Class 3)                      13,502          13.41              --            --
   Davis Venture Value Portfolio (Class 3)                  7,863           9.86              --            --
   "Dogs" of Wall Street Portfolio (Class 3)                1,337          10.34              --            --
   Emerging Markets Portfolio (Class 3)                     3,743          14.07              --            --
   Equity Opportunities Portfolio (Class 3)                    63           9.68              --            --
   Foreign Value Portfolio (Class 3)                       14,255           9.48              --            --
   Fundamental Growth Portfolio (Class 3)                   5,138          10.34              --            --
   Global Bond Portfolio (Class 3)                          3,017          12.59              --            --
   Global Equities Portfolio (Class 3)                        442           9.63             984         20.51
   Growth Opportunities Portfolio (Class 3)                 4,959          11.56              --            --
   Growth-Income Portfolio (Class 3)                           80           8.98              --            --
   High-Yield Bond Portfolio (Class 3)                      2,064          10.83              --            --
   International Diversified Equities Portfolio
      (Class 3)                                             4,729           9.92              --            --
   International Growth and Income Portfolio
      (Class 3)                                            10,009           8.16              --            --
   Marsico Focused Growth Portfolio (Class 3)               2,242          10.65              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                             8,045          10.50              --            --
   MFS Total Return Portfolio (Class 3)                     3,119          10.48              --            --
   Mid-Cap Growth Portfolio (Class 3)                       2,065          12.03             299         11.72
   Real Estate Portfolio (Class 3)                         11,133           7.71              --            --
   Small & Mid Cap Value Portfolio (Class 3)               13,002          12.12              --            --
   Small Company Value Portfolio (Class 3)                  7,075          10.56              --            --
   Technology Portfolio (Class 3)                              --             --              54          2.25
   Telecom Utility Portfolio (Class 3)                         --             --              --            --
   Total Return Bond Portfolio (Class 3)                   16,885          12.73              --            --
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund              1,173          11.79              --            --
   Invesco Van Kampen V.I. Comstock Fund                    9,979         $ 9.46              12        $12.22
   Invesco Van Kampen V.I. Growth and Income Fund          16,504           9.83              --            --
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --          12,969        $ 6.32
   Equity Income Account                                       --             --          37,168          9.15
   Government & High Quality Bond Account                      --             --             237          7.57
   Income Account                                              --             --          13,974          8.65
   LargeCap Blend Account II                                   --             --           2,807          6.26
   LargeCap Growth Account                                     --             --           2,349          6.88
   MidCap Blend Account                                        --             --         118,376         10.09
   Money Market Account                                        --             --          20,580          5.80
   Principal Capital Appreciation Account                      --             --          14,180         12.25
   Real Estate Securities Account                              --             --             654         17.35
   SAM Balanced Portfolio                                      --             --         240,201         10.35
   SAM Conservative Balanced Portfolio                         --             --          24,447          7.76
   SAM Conservative Growth Portfolio                           --             --          85,978         10.32
   SAM Flexible Income Portfolio                               --             --          10,046          9.04
   SAM Strategic Growth Portfolio                              --             --           4,575         10.90
   Short-Term Income Account                                   --             --              15          7.22
   SmallCap Growth Account II                                  --             --              25          6.39
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                   --         $   --              --        $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                   --             --              --            --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --              --        $   --
   Global Growth Fund                                          --             --              --            --
   Growth Fund                                                 --             --              --            --
   Growth-Income Fund                                          --             --              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             10,041         $ 9.05              --        $   --
   Mid Cap Value Portfolio                                     --             --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                          8,386         $10.40              --        $   --
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --              --            --
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --              --        $   --
   Allocation Growth Portfolio                                 --             --              --            --
   Allocation Moderate Portfolio                              267          11.33              --            --
   Allocation Moderate Growth Portfolio                    40,087          11.06              --            --
   Real Return Portfolio                                    4,657          11.33              --            --

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.72         Expenses         1.77
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                           units       accumulation      units       accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --              --        $   --
   Capital Appreciation Portfolio (Class 1)                    --             --              --            --
   Government and Quality Bond Portfolio (Class 1)             --             --              --            --
   Growth Portfolio (Class 1)                                  --             --              --            --
   Natural Resources Portfolio (Class 1)                       --             --              --            --
   Asset Allocation Portfolio (Class 3)                    12,391          26.61             228         26.73
   Capital Appreciation Portfolio (Class 3)                22,492          50.59          26,807         50.35
   Government and Quality Bond Portfolio (Class 3)         92,972          19.19         196,686         19.09
   Growth Portfolio (Class 3)                              13,426          32.27          18,917         32.10
   Natural Resources Portfolio (Class 3)                   22,190          56.76          48,399         56.61
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --              --        $   --
   Alliance Growth Portfolio (Class 1)                         --             --              --            --
   Balanced Portfolio (Class 1)                                --             --              --            --
   Blue Chip Growth Portfolio (Class 1)                        --             --              --            --
   Capital Growth Portfolio (Class 1)                          --             --              --            --
   Cash Management Portfolio (Class 1)                         --             --              --            --
   Corporate Bond Portfolio (Class 1)                          --             --              --            --
   Davis Venture Value Portfolio (Class 1)                     --             --              --            --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --              --            --
   Emerging Markets Portfolio (Class 1)                        --             --              --            --
   Equity Opportunities Portfolio (Class 1)                    --             --              --            --
   Fundamental Growth Portfolio (Class 1)                      --             --              --            --
   Global Bond Portfolio (Class 1)                             --             --              --            --
   Global Equities Portfolio (Class 1)                         --             --              --            --
   Growth Opportunities Portfolio (Class 1)                    --             --              --            --
   Growth-Income Portfolio (Class 1)                           --             --              --            --
   High-Yield Bond Portfolio (Class 1)                         --             --              --            --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --              --            --
   International Growth and Income Portfolio
      (Class 1)                                                --             --              --            --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --              --            --
   MFS Total Return Portfolio (Class 1)                        --             --              --            --
   Mid-Cap Growth Portfolio (Class 1)                          --             --              --            --
   Real Estate Portfolio (Class 1)                             --             --              --            --
   Technology Portfolio (Class 1)                              --             --              --            --
   Telecom Utility Portfolio (Class 1)                         --             --              --            --
   Total Return Bond Portfolio (Class 1)                       --             --              --            --
   Aggressive Growth Portfolio (Class 3)                   16,014          12.72           4,242         12.70
   Alliance Growth Portfolio (Class 3)                     28,416          31.57           8,936         31.41
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                --             --          69,472         10.10
   American Funds Global Growth SAST Portfolio
      (Class 3)                                                --             --         279,506         11.12
   American Funds Growth SAST Portfolio (Class 3)              --             --         203,429         10.19
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                --             --         197,725          9.24
   Balanced Portfolio (Class 3)                             1,129          16.06           2,815         16.00
   Blue Chip Growth Portfolio (Class 3)                    25,186           6.16          62,231          6.14
   Capital Growth Portfolio (Class 3)                      23,532           7.21          69,198          7.24
   Cash Management Portfolio (Class 3)                     59,425          12.81          15,358         12.73
   Corporate Bond Portfolio (Class 3)                      56,567          22.97         155,646         22.82
   Davis Venture Value Portfolio (Class 3)                 67,341          34.56          56,267         34.39
   "Dogs" of Wall Street Portfolio (Class 3)                9,062          11.95           6,623         11.90
   Emerging Markets Portfolio (Class 3)                    60,747          22.30          82,736         22.24
   Equity Opportunities Portfolio (Class 3)                 4,071          17.97             856         17.90
   Foreign Value Portfolio (Class 3)                       85,602          16.59         171,411         16.50
   Fundamental Growth Portfolio (Class 3)                   7,563          17.35          52,142         17.29
   Global Bond Portfolio (Class 3)                         11,391          21.86          50,762         21.74
   Global Equities Portfolio (Class 3)                     11,135          20.37          15,254         20.19
   Growth Opportunities Portfolio (Class 3)                44,485           5.88         201,095          5.86
   Growth-Income Portfolio (Class 3)                          622          25.94             265         25.83
   High-Yield Bond Portfolio (Class 3)                      9,906          21.34          16,833         21.25
   International Diversified Equities Portfolio
      (Class 3)                                            76,272          12.91          82,092         12.85
   International Growth and Income Portfolio
      (Class 3)                                            46,381          13.58         155,726         13.53
   Marsico Focused Growth Portfolio (Class 3)                  --             --          42,803         11.35
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                             5,397          22.42          75,123         22.31
   MFS Total Return Portfolio (Class 3)                    29,787          26.95           8,774         26.82
   Mid-Cap Growth Portfolio (Class 3)                      87,462          11.66          36,047         11.60
   Real Estate Portfolio (Class 3)                         46,597          21.37          90,787         21.29
   Small & Mid Cap Value Portfolio (Class 3)              106,019          19.96         186,547         19.85
   Small Company Value Portfolio (Class 3)                 28,012           9.67         152,997          9.64
   Technology Portfolio (Class 3)                         105,789           2.34          55,595          2.33
   Telecom Utility Portfolio (Class 3)                         --             --           2,544         15.71
   Total Return Bond Portfolio (Class 3)                       --             --         170,345         25.60
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund             27,555          10.74          23,145         10.56
   Invesco Van Kampen V.I. Comstock Fund                   30,668         $12.31         139,013        $12.14
   Invesco Van Kampen V.I. Growth and Income Fund          63,693          13.74         245,783         13.74
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --              --        $   --
   Equity Income Account                                       --             --              --            --
   Government & High Quality Bond Account                      --             --              --            --
   Income Account                                              --             --              --            --
   LargeCap Blend Account II                                   --             --              --            --
   LargeCap Growth Account                                     --             --              --            --
   MidCap Blend Account                                        --             --              --            --
   Money Market Account                                        --             --              --            --
   Principal Capital Appreciation Account                      --             --              --            --
   Real Estate Securities Account                              --             --              --            --
   SAM Balanced Portfolio                                      --             --         325,831         10.26
   SAM Conservative Balanced Portfolio                         --             --           2,853         10.86
   SAM Conservative Growth Portfolio                           --             --              --            --
   SAM Flexible Income Portfolio                               --             --          16,391         11.22
   SAM Strategic Growth Portfolio                              --             --              --            --
   Short-Term Income Account                                   --             --              --            --
   SmallCap Growth Account II                                  --             --              --            --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                5,530         $18.18           1,047        $18.12
   Columbia Marsico Focused Equities Fund, Variable
      Series                                               17,528          11.29           1,758         11.14
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --              --        $   --
   Global Growth Fund                                      63,811          22.64              --            --
   Growth Fund                                             97,170          19.46              --            --
   Growth-Income Fund                                      96,324          16.12              --            --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                             34,328         $11.65         156,660        $11.62
   Mid Cap Value Portfolio                                     --             --              --            --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --              --        $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                             --         $   --          56,779        $10.36
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --          49,096          9.16
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --           6,495        $11.43
   Allocation Growth Portfolio                                 --             --             510         11.12
   Allocation Moderate Portfolio                               --             --           3,239         11.38
   Allocation Moderate Growth Portfolio                        --             --           5,737         11.11
   Real Return Portfolio                                       --             --          75,249         11.38

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010
                                   (continued)

                                                          Contracts                     Contracts
                                                         With Total                    With Total
                                                          Expenses         1.80         Expenses         1.90
                                                             of         Unit value         of         Unit value
                                                        Accumulation        of        Accumulation        of
                                                            units      accumulation       units      accumulation
Variable Accounts                                        outstanding       units       outstanding       units
-----------------                                       ------------   ------------   ------------   ------------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                        --         $   --             --         $   --
   Capital Appreciation Portfolio (Class 1)                    --             --             --             --
   Government and Quality Bond Portfolio (Class 1)             --             --             --             --
   Growth Portfolio (Class 1)                                  --             --             --             --
   Natural Resources Portfolio (Class 1)                       --             --             --             --
   Asset Allocation Portfolio (Class 3)                        --             --             --             --
   Capital Appreciation Portfolio (Class 3)                    95          12.82         12,572          12.72
   Government and Quality Bond Portfolio (Class 3)            107          11.34         61,924          11.31
   Growth Portfolio (Class 3)                                  --             --         12,045          10.35
   Natural Resources Portfolio (Class 3)                       --             --         10,166          12.38
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                       --         $   --             --         $   --
   Alliance Growth Portfolio (Class 1)                         --             --             --             --
   Balanced Portfolio (Class 1)                                --             --             --             --
   Blue Chip Growth Portfolio (Class 1)                        --             --             --             --
   Capital Growth Portfolio (Class 1)                          --             --             --             --
   Cash Management Portfolio (Class 1)                         --             --             --             --
   Corporate Bond Portfolio (Class 1)                          --             --             --             --
   Davis Venture Value Portfolio (Class 1)                     --             --             --             --
   "Dogs" of Wall Street Portfolio (Class 1)                   --             --             --             --
   Emerging Markets Portfolio (Class 1)                        --             --             --             --
   Equity Opportunities Portfolio (Class 1)                    --             --             --             --
   Fundamental Growth Portfolio (Class 1)                      --             --             --             --
   Global Bond Portfolio (Class 1)                             --             --             --             --
   Global Equities Portfolio (Class 1)                         --             --             --             --
   Growth Opportunities Portfolio (Class 1)                    --             --             --             --
   Growth-Income Portfolio (Class 1)                           --             --             --             --
   High-Yield Bond Portfolio (Class 1)                         --             --             --             --
   International Diversified Equities Portfolio
      (Class 1)                                                --             --             --             --
   International Growth and Income Portfolio
      (Class 1)                                                --             --             --             --
   MFS Massachusetts Investors Trust Portfolio
      (Class 1)                                                --             --             --             --
   MFS Total Return Portfolio (Class 1)                        --             --             --             --
   Mid-Cap Growth Portfolio (Class 1)                          --             --             --             --
   Real Estate Portfolio (Class 1)                             --             --             --             --
   Technology Portfolio (Class 1)                              --             --             --             --
   Telecom Utility Portfolio (Class 1)                         --             --             --             --
   Total Return Bond Portfolio (Class 1)                       --             --             --             --
   Aggressive Growth Portfolio (Class 3)                       --             --             --             --
   Alliance Growth Portfolio (Class 3)                         --             --          1,642          10.33
   American Funds Asset Allocation SAST Portfolio
      (Class 3)                                                --             --          4,013          10.03
   American Funds Global Growth SAST Portfolio
      (Class 3)                                               325          11.19         45,748          11.15
   American Funds Growth SAST Portfolio (Class 3)             120          10.13         69,359          10.11
   American Funds Growth-Income SAST Portfolio
      (Class 3)                                                43           9.39         42,522           9.38
   Balanced Portfolio (Class 3)                                --             --          5,423          10.55
   Blue Chip Growth Portfolio (Class 3)                        77          10.50          4,464          10.45
   Capital Growth Portfolio (Class 3)                          --             --         15,877           9.60
   Cash Management Portfolio (Class 3)                         --             --          2,063           9.77
   Corporate Bond Portfolio (Class 3)                         151          13.34         47,333          13.30
   Davis Venture Value Portfolio (Class 3)                    165           9.81         30,671           9.78
   "Dogs" of Wall Street Portfolio (Class 3)                   --             --          5,659          10.25
   Emerging Markets Portfolio (Class 3)                        58          14.01         19,927          13.94
   Equity Opportunities Portfolio (Class 3)                    --             --          1,072           9.59
   Foreign Value Portfolio (Class 3)                          429           9.41         50,450           9.40
   Fundamental Growth Portfolio (Class 3)                      --             --         26,236          10.27
   Global Bond Portfolio (Class 3)                             --             --          4,413          12.48
   Global Equities Portfolio (Class 3)                         --             --          7,761           9.53
   Growth Opportunities Portfolio (Class 3)                   176          11.48         21,695          11.43
   Growth-Income Portfolio (Class 3)                           --             --          1,373           8.90
   High-Yield Bond Portfolio (Class 3)                         --             --          1,797          10.70
   International Diversified Equities Portfolio
      (Class 3)                                                --             --         22,014           9.84
   International Growth and Income Portfolio
      (Class 3)                                                --             --         64,792           8.09
   Marsico Focused Growth Portfolio (Class 3)                  76          10.60          6,079          10.54
   MFS Massachusetts Investors Trust Portfolio
      (Class 3)                                               232          10.43         29,470          10.39
   MFS Total Return Portfolio (Class 3)                        --             --         15,680          10.38
   Mid-Cap Growth Portfolio (Class 3)                          68          11.87          5,463          11.93
   Real Estate Portfolio (Class 3)                            211           7.67         58,485           7.64
   Small & Mid Cap Value Portfolio (Class 3)                  201          12.04         52,015          12.01
   Small Company Value Portfolio (Class 3)                    193          10.49         26,188          10.47
   Technology Portfolio (Class 3)                              --             --             --          10.57
   Telecom Utility Portfolio (Class 3)                         --             --          1,457          11.64
   Total Return Bond Portfolio (Class 3)                      257          12.59         68,128          12.62
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                 --             --             --             --
   Invesco Van Kampen V.I. Comstock Fund                      258         $ 9.40         32,328         $ 9.38
   Invesco Van Kampen V.I. Growth and Income Fund             289           9.79         65,084           9.76
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                           --         $   --             --         $   --
   Equity Income Account                                       --             --             --             --
   Government & High Quality Bond Account                      --             --             --             --
   Income Account                                              --             --             --             --
   LargeCap Blend Account II                                   --             --             --             --
   LargeCap Growth Account                                     --             --             --             --
   MidCap Blend Account                                        --             --             --             --
   Money Market Account                                        --             --             --             --
   Principal Capital Appreciation Account                      --             --             --             --
   Real Estate Securities Account                              --             --             --             --
   SAM Balanced Portfolio                                      --             --             --             --
   SAM Conservative Balanced Portfolio                         --             --             --             --
   SAM Conservative Growth Portfolio                           --             --             --             --
   SAM Flexible Income Portfolio                               --             --             --             --
   SAM Strategic Growth Portfolio                              --             --             --             --
   Short-Term Income Account                                   --             --             --             --
   SmallCap Growth Account II                                  --             --             --             --
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                   --         $   --             --         $   --
   Columbia Marsico Focused Equities Fund, Variable
      Series                                                   --             --             --             --
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                       --         $   --             --         $   --
   Global Growth Fund                                          --             --             --             --
   Growth Fund                                                 --             --             --             --
   Growth-Income Fund                                          --             --             --             --
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                134         $ 9.05         43,876         $ 8.99
   Mid Cap Value Portfolio                                     --             --             --             --
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II            --         $   --             --         $   --
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
   (Class 2):
   Franklin Income Securities Fund                             --         $   --         15,087         $10.29
   Franklin Templeton VIP Founding Funds Allocation
      Fund                                                     --             --         41,450           9.11
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                               --         $   --          1,690         $11.33
   Allocation Growth Portfolio                                 --             --            665          11.00
   Allocation Moderate Portfolio                               --             --            649          11.27
   Allocation Moderate Growth Portfolio                     3,687          10.96             --             --
   Real Return Portfolio                                      144          11.23         13,162          11.35

(1)  Offered in FSA Polaris, FSA Polaris II, FSA Advisor, and FSA Polaris
     Choice.

(2)  Offered in FSA Polaris Choice III.

(3)  Offered in FSA Diversify Strategies III.

(4)  Offered in FSA Polaris Preferred Solution and FSA Polaris Platinum III.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               DECEMBER 31, 2010

                                                                              Net Asset
                                                                                Value      Net Asset                    Level
Variable Accounts                                                   Shares    Per Share      Value          Cost      (Note A)
-----------------                                                 ---------   ---------   -----------   -----------   --------
ANCHOR SERIES TRUST:
   Asset Allocation Portfolio (Class 1)                             347,843     $13.29    $ 4,621,742   $ 4,763,756       1
   Capital Appreciation Portfolio (Class 1)                         297,431      36.73     10,923,513    10,356,572       1
   Government and Quality Bond Portfolio (Class 1)                  443,815      15.07      6,688,777     6,641,977       1
   Growth Portfolio (Class 1)                                       255,641      20.76      5,308,109     6,040,263       1
   Natural Resources Portfolio (Class 1)                            111,821      42.83      4,789,715     4,751,352       1
   Asset Allocation Portfolio (Class 3)                             223,251      13.23      2,954,106     2,958,095       1
   Capital Appreciation Portfolio (Class 3)                         517,816      36.03     18,656,195    17,467,498       1
   Government and Quality Bond Portfolio (Class 3)                2,002,111      15.03     30,088,192    30,073,172       1
   Growth Portfolio (Class 3)                                       359,258      20.71      7,439,278     8,141,429       1
   Natural Resources Portfolio (Class 3)                            205,807      42.56      8,758,603     8,585,989       1
SUNAMERICA SERIES TRUST:
   Aggressive Growth Portfolio (Class 1)                            200,279     $ 9.90    $ 1,982,324   $ 2,451,680       1
   Alliance Growth Portfolio (Class 1)                              462,474      22.92     10,600,856    11,569,980       1
   Balanced Portfolio (Class 1)                                     255,355      14.38      3,671,768     3,662,757       1
   Blue Chip Growth Portfolio (Class 1)                             111,210       7.33        815,508       750,216       1
   Capital Growth Portfolio (Class 1)                                51,640       8.61        444,458       389,770       1
   Cash Management Portfolio (Class 1)                              417,971      10.67      4,460,124     4,530,311       1
   Corporate Bond Portfolio (Class 1)                               350,028      13.44      4,706,128     4,120,913       1
   Davis Venture Value Portfolio (Class 1)                          829,200      23.20     19,240,382    18,025,688       1
   "Dogs" of Wall Street Portfolio (Class 1)                        163,176       7.73      1,261,303     1,244,236       1
   Emerging Markets Portfolio (Class 1)                             434,084       9.40      4,081,928     2,940,430       1
   Equity Opportunities Portfolio (Class 1)                         229,395      11.60      2,662,042     2,618,121       1
   Fundamental Growth Portfolio (Class 1)                           175,406      16.48      2,890,226     3,474,069       1
   Global Bond Portfolio (Class 1)                                  202,706      12.24      2,481,099     2,513,301       1
   Global Equities Portfolio (Class 1)                              170,114      14.09      2,396,953     2,524,364       1
   Growth Opportunities Portfolio (Class 1)                          69,957       7.12        498,327       405,631       1
   Growth-Income Portfolio (Class 1)                                382,573      19.72      7,545,147     8,325,950       1
   High-Yield Bond Portfolio (Class 1)                              876,034       5.64      4,944,132     4,327,027       1
   International Diversified Equities Portfolio (Class 1)           353,306       9.09      3,211,131     3,543,209       1
   International Growth and Income Portfolio (Class 1)              329,082       9.14      3,008,942     4,012,348       1
   MFS Massachusetts Investors Trust Portfolio (Class 1)            244,605      13.99      3,423,158     2,986,390       1
   MFS Total Return Portfolio (Class 1)                             515,885      14.62      7,542,641     7,789,458       1
   Mid-Cap Growth Portfolio (Class 1)                               233,312      11.33      2,643,570     2,393,899       1
   Real Estate Portfolio (Class 1)                                  172,723      11.77      2,032,726     2,472,269       1
   Technology Portfolio (Class 1)                                   104,791       2.86        299,442       262,220       1
   Telecom Utility Portfolio (Class 1)                               95,871      10.68      1,023,673     1,031,597       1
   Total Return Bond Portfolio (Class 1)                            304,920       8.71      2,654,724     2,424,978       1
   Aggressive Growth Portfolio (Class 3)                            139,081       9.78      1,360,440     1,479,477       1
   Alliance Growth Portfolio (Class 3)                              338,512      22.77      7,706,835     6,919,075       1
   American Funds Asset Allocation SAST Portfolio (Class 3)         253,496      10.06      2,549,027     2,379,001       1
   American Funds Global Growth SAST Portfolio (Class 3)            950,258      11.02     10,474,017     9,261,569       1
   American Funds Growth SAST Portfolio (Class 3)                   884,793       9.76      8,634,546     7,809,782       1
   American Funds Growth-Income SAST Portfolio (Class 3)            924,438       9.28      8,579,915     8,231,779       1
   Balanced Portfolio (Class 3)                                      76,522      14.35      1,097,844     1,006,973       1
   Blue Chip Growth Portfolio (Class 3)                             330,631       7.31      2,418,348     2,241,744       1
   Capital Growth Portfolio (Class 3)                               336,519       8.47      2,849,462     2,820,272       1
   Cash Management Portfolio (Class 3)                              781,665      10.61      8,292,521     8,532,069       1
   Corporate Bond Portfolio (Class 3)                             1,768,791      13.39     23,678,761    21,521,608       1
   Davis Venture Value Portfolio (Class 3)                          989,738      23.13     22,892,016    23,826,851       1
   "Dogs" of Wall Street Portfolio (Class 3)                        157,394       7.71      1,212,786     1,340,744       1
   Emerging Markets Portfolio (Class 3)                             998,493       9.28      9,266,456     5,984,705       1
   Equity Opportunities Portfolio (Class 3)                         116,197      11.58      1,345,023     1,438,307       1
   Foreign Value Portfolio (Class 3)                              1,425,062      13.84     19,729,242    20,635,541       1
   Fundamental Growth Portfolio (Class 3)                           278,932      16.23      4,526,957     4,280,083       1
   Global Bond Portfolio (Class 3)                                  545,807      12.12      6,615,229     6,599,130       1
   Global Equities Portfolio (Class 3)                              159,135      14.01      2,228,858     2,291,493       1
   Growth Opportunities Portfolio (Class 3)                         782,696       6.96      5,449,232     4,477,889       1
   Growth-Income Portfolio (Class 3)                                 33,653      19.69        662,769       756,999       1
   High-Yield Bond Portfolio (Class 3)                              733,868       5.62      4,124,754     4,086,990       1
   International Diversified Equities Portfolio (Class 3)         1,275,374       9.03     11,510,610    11,730,628       1
   International Growth and Income Portfolio (Class 3)            1,384,228       9.14     12,654,748    13,788,860       1
   Marsico Focused Growth Portfolio (Class 3)                       310,739       9.03      2,804,766     2,870,471       1
   MFS Massachusetts Investors Trust Portfolio (Class 3)            549,551      13.97      7,674,548     6,540,502       1
   MFS Total Return Portfolio (Class 3)                             634,541      14.58      9,254,773     9,793,591       1
   Mid-Cap Growth Portfolio (Class 3)                               490,017      11.10      5,438,398     4,539,592       1
   Real Estate Portfolio (Class 3)                                  869,711      11.70     10,172,626     9,281,434       1
   Small & Mid Cap Value Portfolio (Class 3)                      1,174,258      17.27     20,283,172    16,882,044       1
   Small Company Value Portfolio (Class 3)                          409,469      16.98      6,954,490     5,572,623       1
   Technology Portfolio (Class 3)                                   571,491       2.80      1,598,816     1,364,215       1
   Telecom Utility Portfolio (Class 3)                               56,154      10.65        598,110       535,548       1
   Total Return Bond Portfolio (Class 3)                          2,165,738       8.64     18,716,248    18,018,022       1
INVESCO VARIABLE INSURANCE FUNDS (Series II):
   Invesco Van Kampen V.I. Capital Growth Fund                       32,106     $33.49    $ 1,075,228   $   881,822       1
   Invesco Van Kampen V.I. Comstock Fund                            844,853      11.67      9,859,429     8,878,101       1
   Invesco Van Kampen V.I. Growth and Income Fund                 1,157,997      18.37     21,272,406    20,147,354       1
PRINCIPAL VARIABLE CONTRACTS FUND, INC. (Class 2):
   Diversified International Account                                 37,708     $12.63    $   476,248   $   744,052       1
   Equity Income Account                                             62,081      14.74        915,078     1,096,722       1
   Government & High Quality Bond Account                             1,057      10.32         10,904        11,174       1
   Income Account                                                    30,201      10.09        304,723       305,553       1
   LargeCap Blend Account II                                         13,963       6.91         96,483       120,089       1
   LargeCap Growth Account                                            2,936      15.11         44,359        43,137       1
   MidCap Blend Account                                              42,154      37.82      1,594,264     1,999,309       1
   Money Market Account                                             205,000       1.00        205,000       205,000       1
   Principal Capital Appreciation Account                            17,760      21.40        380,064       400,455       1
   Real Estate Securities Account                                       865      13.30         11,504        15,348       1
   SAM Balanced Portfolio                                           636,123      14.92      9,490,958     9,914,645       1
   SAM Conservative Balanced Portfolio                               31,681      11.60        367,503       365,322       1
   SAM Conservative Growth Portfolio                                 99,257      15.23      1,511,685     1,686,047       1
   SAM Flexible Income Portfolio                                     64,349      12.42        799,210       797,485       1
   SAM Strategic Growth Portfolio                                    17,067      16.71        285,182       332,411       1
   Short-Term Income Account                                         17,173       2.51         43,105        42,446       1
   SmallCap Growth Account II                                           663      11.06          7,336         6,583       1
COLUMBIA FUNDS VARIABLE INSURANCE TRUST I (Class A):
   Columbia High Yield Fund, Variable Series                         32,002     $10.05    $   321,620   $   309,079       1
   Columbia Marsico Focused Equities Fund, Variable Series           33,764      16.99        573,654       604,303       1
AMERICAN FUNDS INSURANCE SERIES (Class 2):
   Asset Allocation Fund                                            130,291     $16.17    $ 2,106,807   $ 2,164,596       1
   Global Growth Fund                                               497,803      21.48     10,692,807    10,436,133       1
   Growth Fund                                                      211,436      54.34     11,489,423    11,910,700       1
   Growth-Income Fund                                               373,234      34.25     12,783,276    13,875,944       1
LORD ABBETT SERIES FUND, INC. (Class VC):
   Growth and Income Portfolio                                      483,332     $23.77    $11,488,810   $11,560,305       1
   Mid Cap Value Portfolio                                           12,241      16.56        202,710       166,810       1
MTB GROUP OF FUNDS:
   MTB Managed Allocation Fund - Moderate Growth II                  12,344     $ 9.52    $   117,510   $   106,336       1
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (Class 2):
   Franklin Income Securities Fund                                  198,549     $14.82    $ 2,942,495   $ 2,620,509       1
   Franklin Templeton VIP Founding Funds Allocation Fund            387,011       7.71      2,983,855     2,689,964       1
SEASONS SERIES TRUST (Class 3):
   Allocation Balanced Portfolio                                    161,560     $10.57    $ 1,708,086   $ 1,673,857       1
   Allocation Growth Portfolio                                       21,672       9.57        207,442       181,138       1
   Allocation Moderate Portfolio                                    157,245      10.36      1,629,705     1,584,652       1
   Allocation Moderate Growth Portfolio                              93,481      10.48        980,010       940,797       1
   Real Return Portfolio                                            289,257       9.55      2,763,425     2,783,323       1

(A) Represents the level within the fair value hierarchy under which the portfolio is classified as defined in Fair Value Measurements and described in Note 3 to the financial statements.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010

                                                                     Government
                                             Asset       Capital    and Quality                Natural
                                          Allocation  Appreciation      Bond        Growth    Resources
                                           Portfolio    Portfolio    Portfolio    Portfolio   Portfolio
                                           (Class 1)    (Class 1)    (Class 1)    (Class 1)   (Class 1)
                                          ----------  ------------  -----------  -----------  ---------
Investment income:
   Dividends                               $ 121,155   $    13,305    $ 279,085  $    36,902  $  37,492
                                           ---------   -----------    ---------  -----------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (69,782)     (157,647)    (115,151)     (82,534)   (66,750)
                                           ---------   -----------    ---------  -----------  ---------
Net investment income (loss)                  51,373      (144,342)     163,934      (45,632)   (29,258)
                                           ---------   -----------    ---------  -----------  ---------
Net realized gains (losses) from sale of
   securities                               (133,246)     (155,395)      28,709     (725,550)   263,380
Realized gain distributions                       --            --           --           --    269,823
                                           ---------   -----------    ---------  -----------  ---------
Net realized gains (losses)                 (133,246)     (155,395)      28,709     (725,550)   533,203
                                           ---------   -----------    ---------  -----------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (743,334)   (1,700,151)     (38,381)  (2,110,861)   (34,483)
   End of period                            (142,012)      566,943       46,801     (732,154)    38,363
                                           ---------   -----------    ---------  -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments             601,322     2,267,094       85,182    1,378,707     72,846
                                           ---------   -----------    ---------  -----------  ---------
Increase (decrease) in net assets from
   operations                              $ 519,449   $ 1,967,357    $ 277,825  $   607,525  $ 576,791
                                           =========   ===========    =========  ===========  =========

                                                                     Government
                                             Asset       Capital    and Quality
                                          Allocation  Appreciation      Bond        Growth
                                           Portfolio    Portfolio    Portfolio    Portfolio
                                           (Class 3)    (Class 3)    (Class 3)    (Class 3)
                                          ----------  ------------  -----------  -----------
Investment income:
   Dividends                               $  68,762   $        --  $ 1,064,935  $    36,273
                                           ---------   -----------  -----------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (40,503)     (246,158)    (446,092)    (112,518)
                                           ---------   -----------  -----------  -----------
Net investment income (loss)                  28,259      (246,158)     618,843      (76,245)
                                           ---------   -----------  -----------  -----------
Net realized gains (losses) from sale of
   securities                                (49,695)     (296,930)     154,696     (537,223)
Realized gain distributions                       --            --           --           --
                                           ---------   -----------  -----------  -----------
Net realized gains (losses)                  (49,695)     (296,930)     154,696     (537,223)
                                           ---------   -----------  -----------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (335,024)   (2,626,185)     (97,965)  (2,153,577)
   End of period                              (3,989)    1,188,697       15,020     (702,151)
                                           ---------   -----------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             331,035     3,814,882      112,985    1,451,426
                                           ---------   -----------  -----------  -----------
Increase (decrease) in net assets from
   operations                              $ 309,599   $ 3,271,794  $   886,524  $   837,958
                                           =========   ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                            Natural     Aggressive    Alliance              Blue Chip
                                           Resources      Growth       Growth     Balanced    Growth
                                           Portfolio    Portfolio    Portfolio   Portfolio  Portfolio
                                           (Class 3)    (Class 1)    (Class 1)   (Class 1)  (Class 1)
                                          -----------  -----------  -----------  ---------  ---------
Investment income:
   Dividends                              $    55,603  $        --  $    85,961  $  71,421   $  2,483
                                          -----------  -----------  -----------  ---------   --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (130,309)     (29,387)    (159,832)   (56,969)   (12,852)
                                          -----------  -----------  -----------  ---------   --------
Net investment income (loss)                  (74,706)     (29,387)     (73,871)    14,452    (10,369)
                                          -----------  -----------  -----------  ---------   --------
Net realized gains (losses) from sale of
   securities                                (711,566)    (207,674)    (526,805)  (102,889)    26,180
Realized gain distributions                   521,887           --           --         --         --
                                          -----------  -----------  -----------  ---------   --------
Net realized gains
   (losses)                                  (189,679)    (207,674)    (526,805)  (102,889)    26,180
                                          -----------  -----------  -----------  ---------   --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,180,243)  (1,046,340)  (2,383,838)  (442,105)   (15,059)
   End of period                              172,614     (469,356)    (969,124)     9,011     65,292
                                          -----------  -----------  -----------  ---------   --------
Change in net unrealized appreciation
   (depreciation) of investments            1,352,857      576,984    1,414,714    451,116     80,351
                                          -----------  -----------  -----------  ---------   --------
Increase (decrease) in net assets from
   operations                             $ 1,088,472  $   339,923  $   814,038  $ 362,679   $ 96,162
                                          ===========  ===========  ===========  =========   ========

                                                                               Davis
                                           Capital      Cash     Corporate    Venture
                                            Growth   Management     Bond       Value
                                          Portfolio  Portfolio   Portfolio   Portfolio
                                          (Class 1)  (Class 1)   (Class 1)   (Class 1)
                                          ---------  ----------  ---------  -----------
Investment income:
   Dividends                               $     --   $      --  $ 306,355  $   139,096
                                           --------   ---------  ---------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (7,583)    (79,776)   (76,786)    (285,996)
                                           --------   ---------  ---------  -----------
Net investment income (loss)                 (7,583)    (79,776)   229,569     (146,900)
                                           --------   ---------  ---------  -----------
Net realized gains (losses) from sale of
   securities                               (32,826)   (146,979)   235,459      (75,691)
Realized gain distributions                      --          --         --           --
                                           --------   ---------  ---------  -----------
Net realized gains
   (losses)                                 (32,826)   (146,979)   235,459      (75,691)
                                           --------   ---------  ---------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (18,111)   (204,785)   596,225     (856,532)
   End of period                             54,688     (70,187)   585,215    1,214,694
                                           --------   ---------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             72,799     134,598    (11,010)   2,071,226
                                           --------   ---------  ---------  -----------
Increase (decrease) in net assets from
   operations                              $ 32,390   $ (92,157) $ 454,018  $ 1,848,635
                                           ========   =========  =========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                          "Dogs" of
                                             Wall      Emerging       Equity     Fundamental    Global
                                            Street     Markets    Opportunities     Growth       Bond
                                          Portfolio   Portfolio     Portfolio     Portfolio   Portfolio
                                          (Class 1)   (Class 1)     (Class 1)     (Class 1)   (Class 1)
                                          ---------  -----------  -------------  -----------  ---------
Investment income:
   Dividends                              $  32,385  $    52,323    $  20,952    $        --  $ 104,251
                                          ---------  -----------    ---------    -----------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (17,503)     (56,678)     (45,706)       (43,587)   (39,029) )
                                          ---------  -----------    ---------    -----------  ---------
Net investment income (loss)                 14,882       (4,355)     (24,754)       (43,587)    65,222
                                          ---------  -----------    ---------    -----------  ---------
Net realized gains (losses) from sale of
   securities                              (114,382)  (1,094,182)    (479,588)      (298,520)    49,019  )
Realized gain distributions                      --           --           --             --     45,782
                                          ---------  -----------    ---------    -----------  ---------
Net realized gains
   (losses)                                (114,382)  (1,094,182)    (479,588)      (298,520)    94,801  )
                                          ---------  -----------    ---------    -----------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (243,231)    (524,347)    (883,177)    (1,316,909)    10,614
   End of period                             17,067    1,141,498       43,921       (583,843)   (32,202)
                                          ---------  -----------    ---------    -----------  ---------
Change in net unrealized appreciation
   (depreciation) of investments            260,298    1,665,845      927,098        733,066    (42,816)
                                          ---------  -----------    ---------    -----------  ---------
Increase (decrease) in net assets from
   operations                             $ 160,798  $   567,308    $ 422,756    $   390,959  $ 117,207
                                          =========  ===========    =========    ===========  =========


                                            Global       Growth       Growth-    High-Yield
                                           Equities  Opportunities     Income       Bond
                                          Portfolio    Portfolio     Portfolio    Portfolio
                                          (Class 1)    (Class 1)     (Class 1)    (Class 1)
                                          ---------  -------------  -----------  ----------
Investment income:
   Dividends                              $  40,245    $      --    $    68,381   $ 465,086
                                          ---------    ---------    -----------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (34,888)      (7,459)      (112,557)    (75,068)
                                          ---------    ---------    -----------   ---------
Net investment income (loss)                  5,357       (7,459)       (44,176)    390,018
                                          ---------    ---------    -----------   ---------
Net realized gains (losses) from sale of
   securities                               (56,707)      (9,597)      (422,919)   (369,745)
Realized gain distributions                      --           --             --          --
                                          ---------    ---------    -----------   ---------
Net realized gains
   (losses)                                 (56,707)      (9,597)      (422,919)   (369,745)
                                          ---------    ---------    -----------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (462,937)     (22,747)    (1,918,990)     42,057
   End of period                           (127,411)      92,696       (780,803)    617,105
                                          ---------    ---------    -----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments            335,526      115,443      1,138,187     575,048
                                          ---------    ---------    -----------   ---------
Increase (decrease) in net assets from
   operations                             $ 284,176    $  98,387    $   671,092   $ 595,321
                                          =========    =========    ===========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                          International  International        MFS           MFS
                                           Diversified     Growth and    Massachusetts     Total     Mid-Cap
                                             Equities        Income     Investors Trust    Return     Growth
                                            Portfolio      Portfolio       Portfolio     Portfolio  Portfolio
                                            (Class 1)      (Class 1)       (Class 1)     (Class 1)  (Class 1)
                                          -------------  -------------  ---------------  ---------  ---------
Investment income:
   Dividends                                $ 128,771     $   124,228      $  31,619     $ 223,806  $      --
                                            ---------     -----------      ---------     ---------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (47,858)        (46,869)       (52,015)     (120,448)   (37,866)
                                            ---------     -----------      ---------     ---------  ---------
Net investment income (loss)                   80,913          77,359        (20,396)      103,358    (37,866)
                                            ---------     -----------      ---------     ---------  ---------
Net realized gains (losses) from sale of
   securities                                 (22,949)       (193,945)        47,583      (172,061)   (77,838)
Realized gain distributions                        --              --             --            --         --
                                            ---------     -----------      ---------     ---------  ---------
Net realized gains
   (losses)                                   (22,949)       (193,945)        47,583      (172,061)   (77,838)
                                            ---------     -----------      ---------     ---------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (479,654)     (1,260,022)       158,210      (942,704)  (398,580)
   End of period                             (332,078)     (1,003,406)       436,768      (246,817)   249,671
                                            ---------     -----------      ---------     ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments              147,576         256,616        278,558       695,887    648,251
                                            ---------     -----------      ---------     ---------  ---------
Increase (decrease) in net assets from
   operations                               $ 205,540     $   140,030      $ 305,745     $ 627,184  $ 532,547
                                            =========     ===========      =========     =========  =========

                                                                                Total
                                              Real                  Telecom     Return
                                             Estate    Technology   Utility      Bond
                                           Portfolio    Portfolio  Portfolio  Portfolio
                                           (Class 1)    (Class 1)  (Class 1)  (Class 1)
                                          -----------  ----------  ---------  ---------
Investment income:
   Dividends                              $    36,178  $     --    $  28,783  $  72,702
                                          -----------  --------    ---------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (30,622)   (4,332)     (16,146)   (40,049)
                                          -----------  --------    ---------  ---------
Net investment income (loss)                    5,556    (4,332)      12,637     32,653
                                          -----------  --------    ---------  ---------
Net realized gains (losses) from sale of
   securities                                (249,961)  (24,312)     (28,326)    52,967
Realized gain distributions                        --        --           --         --
                                          -----------  --------    ---------  ---------
Net realized gains
   (losses)                                  (249,961)  (24,312)     (28,326)    52,967
                                          -----------  --------    ---------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,021,198)  (39,076)    (137,352)   197,188
   End of period                             (439,543)   37,222       (7,924)   229,746
                                          -----------  --------    ---------  ---------
Change in net unrealized appreciation
   (depreciation) of investments              581,655    76,298      129,428     32,558
                                          -----------  --------    ---------  ---------
Increase (decrease) in net assets from
   operations                             $   337,250  $ 47,654    $ 113,739  $ 118,178
                                          ===========  ========    =========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                  American    American
                                                                    Funds       Funds     American
                                                                    Asset      Global       Funds
                                          Aggressive   Alliance  Allocation    Growth      Growth
                                            Growth      Growth      SAST        SAST        SAST
                                           Portfolio  Portfolio   Portfolio   Portfolio   Portfolio
                                           (Class 3)  (Class 3)   (Class 3)   (Class 3)   (Class 3)
                                          ----------  ---------  ----------  ----------  ----------
Investment income:
   Dividends                               $      --  $  46,427   $  27,698  $   56,151  $   18,344
                                           ---------  ---------   ---------  ----------  ----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (16,478)  (115,766)    (33,519)   (123,922)   (114,896)
                                           ---------  ---------   ---------  ----------  ----------
Net investment income (loss)                 (16,478)   (69,339)     (5,821)    (67,771)    (96,552)
                                           ---------  ---------   ---------  ----------  ----------
Net realized gains (losses) from sale of
   securities                                (85,068)    57,348     (20,141)   (156,687)   (216,983)
Realized gain distributions                       --         --          --          --          --
                                           ---------  ---------   ---------  ----------  ----------
Net realized gains
   (losses)                                  (85,068)    57,348     (20,141)   (156,687)   (216,983)
                                           ---------  ---------   ---------  ----------  ----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (403,069)   187,889     (88,147)     45,430    (683,896)
   End of period                            (119,037)   787,760     170,026   1,212,448     824,764
                                           ---------  ---------   ---------  ----------  ----------
Change in net unrealized appreciation
   (depreciation) of investments             284,032    599,871     258,173   1,167,018   1,508,660
                                           ---------  ---------   ---------  ----------  ----------
Increase (decrease) in net assets from
   operations                              $ 182,486  $ 587,880   $ 232,211  $  942,560  $1,195,125
                                           =========  =========   =========  ==========  ==========

                                           American
                                             Funds
                                            Growth-
                                            Income               Blue Chip   Capital
                                             SAST      Balanced   Growth     Growth
                                           Portfolio  Portfolio  Portfolio  Portfolio
                                           (Class 3)  (Class 3)  (Class 3)  (Class 3)
                                          ----------  ---------  ---------  ---------
Investment income:
   Dividends                              $   82,684  $  19,254   $  1,468  $      --
                                          ----------  ---------   --------  ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (122,826)   (16,725)   (27,852)   (43,099)
                                          ----------  ---------   --------  ---------
Net investment income (loss)                 (40,142)     2,529    (26,384)   (43,099)
                                          ----------  ---------   --------  ---------
Net realized gains (losses) from sale of
   securities                               (220,920)       619     15,427    (78,017)
Realized gain distributions                       --         --         --         --
                                          ----------  ---------   --------  ---------
Net realized gains
   (losses)                                 (220,920)       619     15,427    (78,017)
                                          ----------  ---------   --------  ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (679,380)   (11,661)   (70,089)  (295,510)
   End of period                             348,136     90,871    176,604     29,190
                                          ----------  ---------   --------  ---------
Change in net unrealized appreciation
   (depreciation) of investments           1,027,516    102,532    246,693    324,700
                                          ----------  ---------   --------  ---------
Increase (decrease) in net assets from
   operations                             $  766,454  $ 105,680   $235,736  $ 203,584
                                          ==========  =========   ========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                      Davis     "Dogs" of
                                             Cash      Corporate     Venture       Wall      Emerging
                                          Management      Bond        Value       Street     Markets
                                           Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
                                           (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)
                                          ----------  -----------  -----------  ---------  -----------
Investment income:
   Dividends                               $      --  $ 1,350,065  $   117,226  $  30,122  $   101,849
                                           ---------  -----------  -----------  ---------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (159,534)    (332,842)    (324,063)   (16,737)    (129,646)
                                           ---------  -----------  -----------  ---------  -----------
Net investment income (loss)                (159,534)   1,017,223     (206,837)    13,385      (27,797)
                                           ---------  -----------  -----------  ---------  -----------
Net realized gains (losses) from sale of
   securities                               (237,685)     516,369     (872,621)   (82,041)  (1,708,429)
Realized gain distributions                       --           --           --         --           --
                                           ---------  -----------  -----------  ---------  -----------
Net realized gains
   (losses)                                 (237,685)     516,369     (872,621)   (82,041)  (1,708,429)
                                           ---------  -----------  -----------  ---------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (427,761)   1,853,581   (4,160,992)  (345,385)     284,775
   End of period                            (239,548)   2,157,153     (934,835)  (127,958)   3,281,751
                                           ---------  -----------  -----------  ---------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             188,213      303,572    3,226,157    217,427    2,996,976
                                           ---------  -----------  -----------  ---------  -----------
Increase (decrease) in net assets from
   operations                              $(209,006) $ 1,837,164  $ 2,146,699  $ 148,771  $ 1,260,750
                                           =========  ===========  ===========  =========  ===========


                                              Equity       Foreign    Fundamental    Global
                                          Opportunities     Value        Growth       Bond
                                            Portfolio    Portfolio     Portfolio   Portfolio
                                            (Class 3)     (Class 3)    (Class 3)   (Class 3)
                                          -------------  -----------  -----------  ---------
Investment income:
   Dividends                                $   6,257    $   322,987   $      --   $ 234,893
                                            ---------    -----------   ---------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (20,299)      (262,901)    (68,195)    (85,348)
                                            ---------    -----------   ---------   ---------
Net investment income (loss)                  (14,042)        60,086     (68,195)    149,545
                                            ---------    -----------   ---------   ---------
Net realized gains (losses) from sale of
   securities                                (129,727)      (496,331)   (156,436)     48,607
Realized gain distributions                        --             --          --     108,545
                                            ---------    -----------   ---------   ---------
Net realized gains
   (losses)                                  (129,727)      (496,331)   (156,436)    157,152
                                            ---------    -----------   ---------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (426,801)    (1,734,993)   (607,555)     88,863
   End of period                              (93,284)      (906,299)    246,874      16,099
                                            ---------    -----------   ---------   ---------
Change in net unrealized appreciation
   (depreciation) of investments              333,517        828,694     854,429     (72,764)
                                            ---------    -----------   ---------   ---------
Increase (decrease) in net assets from
   operations                               $ 189,748    $   392,449   $ 629,798   $ 233,933
                                            =========    ===========   =========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                                           International
                                            Global       Growth      Growth-   High-Yield   Diversified
                                           Equities  Opportunities    Income      Bond        Equities
                                          Portfolio    Portfolio    Portfolio   Portfolio    Portfolio
                                          (Class 3)    (Class 3)    (Class 3)   (Class 3)    (Class 3)
                                          ---------  -------------  ---------  ----------  -------------
Investment income:
   Dividends                              $  26,229   $        --   $   4,619   $ 352,533    $ 420,516
                                          ---------   -----------   ---------   ---------    ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (28,350)      (68,218)     (9,670)    (53,005)    (170,494)
                                          ---------   -----------   ---------   ---------    ---------
Net investment income (loss)                 (2,121)      (68,218)     (5,051)    299,528      250,022
                                          ---------   -----------   ---------   ---------    ---------
Net realized gains (losses) from sale of
   securities                               (62,451)        3,244     (22,247)   (141,943)    (115,180)
Realized gain distributions                      --            --          --          --           --
                                          ---------   -----------   ---------   ---------    ---------
Net realized gains
   (losses)                                 (62,451)        3,244     (22,247)   (141,943)    (115,180)
                                          ---------   -----------   ---------   ---------    ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (329,766)      (40,665)   (180,417)   (238,881)    (753,505)
   End of period                            (62,635)      971,343     (94,230)     37,764     (220,018)
                                          ---------   -----------   ---------   ---------    ---------
Change in net unrealized appreciation
   (depreciation) of investments            267,131     1,012,008      86,187     276,645      533,487
                                          ---------   -----------   ---------   ---------    ---------
Increase (decrease) in net assets from
   operations                             $ 202,559   $   947,034   $  58,889   $ 434,230    $ 668,329
                                          =========   ===========   =========   =========    =========

                                                                         MFS
                                          International   Marsico   Massachusetts      MFS
                                            Growth and    Focused     Investors       Total
                                              Income       Growth       Trust        Return
                                            Portfolio    Portfolio    Portfolio     Portfolio
                                            (Class 3)    (Class 3)    (Class 3)     (Class 3)
                                          -------------  ---------  -------------  -----------
Investment income:
   Dividends                               $   470,198   $   5,219   $    51,566   $   240,255
                                           -----------   ---------   -----------   -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (188,353)    (35,860)      (95,355)     (128,911)
                                           -----------   ---------   -----------   -----------
Net investment income (loss)                   281,845     (30,641)      (43,789)      111,344
                                           -----------   ---------   -----------   -----------
Net realized gains (losses) from sale of
   securities                               (1,934,498)   (104,580)       40,341      (230,525)
Realized gain distributions                         --          --            --            --
                                           -----------   ---------   -----------   -----------
Net realized gains
   (losses)                                 (1,934,498)   (104,580)       40,341      (230,525)
                                           -----------   ---------   -----------   -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (3,479,268)   (569,224)      466,690    (1,357,855)
   End of period                            (1,134,112)    (65,705)    1,134,046      (538,818)
                                           -----------   ---------   -----------   -----------
Change in net unrealized appreciation
   (depreciation) of investments             2,345,156     503,519       667,356       819,037
                                           -----------   ---------   -----------   -----------
Increase (decrease) in net assets from
   operations                              $   692,503   $ 368,298   $   663,908   $   699,856
                                           ===========   =========   ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                     Small &      Small
                                            Mid-Cap       Real       Mid Cap     Company
                                            Growth       Estate       Value       Value    Technology
                                           Portfolio   Portfolio    Portfolio   Portfolio   Portfolio
                                           (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)
                                          ----------  -----------  ----------  ----------  ----------
Investment income:
   Dividends                              $       --  $   154,434  $   35,232  $   26,774   $      --
                                          ----------  -----------  ----------  ----------   ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (70,713)    (144,322)   (279,890)    (88,857)    (22,787)
                                          ----------  -----------  ----------  ----------   ---------
Net investment income (loss)                 (70,713)      10,112    (244,658)    (62,083)    (22,787)
                                          ----------  -----------  ----------  ----------   ---------
Net realized gains (losses) from sale of
   securities                                 58,809   (1,137,380)   (171,696)   (112,057)    (27,824)
Realized gain distributions                       --           --          --          --          --
                                          ----------  -----------  ----------  ----------   ---------
Net realized gains
   (losses)                                   58,809   (1,137,380)   (171,696)   (112,057)    (27,824)
                                          ----------  -----------  ----------  ----------   ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (105,709)  (1,709,889)   (976,039)   (181,987)    (67,622)
   End of period                             898,806      891,192   3,401,128   1,381,867     234,601
                                          ----------  -----------  ----------  ----------   ---------
Change in net unrealized appreciation
   (depreciation) of investments           1,004,515    2,601,081   4,377,167   1,563,854     302,223
                                          ----------  -----------  ----------  ----------   ---------
Increase (decrease) in net assets from
   operations                             $  992,611  $ 1,473,813  $3,960,813  $1,389,714   $ 251,612
                                          ==========  ===========  ==========  ==========   =========

                                                                Invesco Van
                                                       Total    Kampen V.I.  Invesco Van
                                           Telecom     Return     Capital    Kampen V.I.
                                           Utility      Bond      Growth      Comstock
                                          Portfolio  Portfolio     Fund         Fund
                                          (Class 3)  (Class 3)  (Series II)  (Series II)
                                          ---------  ---------  -----------  -----------
Investment income:
   Dividends                               $ 15,006  $ 409,962    $     --    $   10,326
                                           --------  ---------    --------    ----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (8,839)  (222,834)    (12,691)     (122,051)
                                           --------  ---------    --------    ----------
Net investment income (loss)                  6,167    187,128     (12,691)     (111,725)
                                           --------  ---------    --------    ----------
Net realized gains (losses) from sale of
   securities                               (40,881)   358,675      26,406      (184,374)
Realized gain distributions                      --         --          --            --
                                           --------  ---------    --------    ----------
Net realized gains
   (losses)                                 (40,881)   358,675      26,406      (184,374)
                                           --------  ---------    --------    ----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (32,956)   731,610      56,591      (518,889)
   End of period                             62,562    698,226     193,406       981,328
                                           --------  ---------    --------    ----------
Change in net unrealized appreciation
   (depreciation) of investments             95,518    (33,384)    136,815     1,500,217
                                           --------  ---------    --------    ----------
Increase (decrease) in net assets from
   operations                              $ 60,804  $ 512,419    $150,530    $1,204,118
                                           ========  =========    ========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                                 Government
                                          Invesco Van                              & High
                                          Kampen V.I.   Diversified     Equity     Quality
                                          Growth and   International    Income      Bond      Income
                                          Income Fund     Account      Account     Account    Account
                                          (Series II)    (Class 2)    (Class 2)   (Class 2)  (Class 2)
                                          -----------  -------------  ---------  ----------  ---------
Investment income:
   Dividends                              $    19,171    $   5,443    $  26,576     $ 284     $ 19,333
                                          -----------    ---------    ---------     -----     --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (292,452)      (6,823)     (14,914)      (73)      (4,896)
                                          -----------    ---------    ---------     -----     --------
Net investment income (loss)                 (273,281)      (1,380)      11,662       211       14,437
                                          -----------    ---------    ---------     -----     --------
Net realized gains (losses) from sale of
   securities                                (415,835)     (43,844)     (67,453)       (4)        (206)
Realized gain distributions                        --           --           --        --           --
                                          -----------    ---------    ---------     -----     --------
Net realized gains
   (losses)                                  (415,835)     (43,844)     (67,453)       (4)        (206)
                                          -----------    ---------    ---------     -----     --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (1,692,441)    (361,736)    (360,477)      (67)      (6,083)
   End of period                            1,125,052     (267,804)    (181,644)     (270)        (830)
                                          -----------    ---------    ---------     -----     --------
Change in net unrealized appreciation
   (depreciation) of investments            2,817,493       93,932      178,833      (203)       5,253
                                          -----------    ---------    ---------     -----     --------
Increase (decrease) in net assets from
   operations                             $ 2,128,377    $  48,708    $ 123,042     $   4     $ 19,484
                                          ===========    =========    =========     =====     ========



                                           LargeCap    LargeCap    MidCap       Money
                                             Blend      Growth      Blend      Market
                                          Account II   Account     Account     Account
                                           (Class 2)  (Class 2)   (Class 2)   (Class 2)
                                          ----------  ---------  -----------  ---------
Investment income:
   Dividends                                $  1,856   $    --   $    36,819   $    --
                                            --------   -------   -----------   -------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (1,470)     (645)      (27,028)   (3,530)
                                            --------   -------   -----------   -------
Net investment income (loss)                     386      (645)        9,791    (3,530)
                                            --------   -------   -----------   -------
Net realized gains (losses) from sale of
   securities                                 (9,121)    1,257      (303,768)       --
Realized gain distributions                       --        --            --        --
                                            --------   -------   -----------   -------
Net realized gains
   (losses)                                   (9,121)    1,257      (303,768)       --
                                            --------   -------   -----------   -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (41,902)   (4,437)   (1,028,007)       --
   End of period                             (23,606)    1,222      (405,045)       --
                                            --------   -------   -----------   -------
Change in net unrealized appreciation
   (depreciation) of investments              18,296     5,659       622,962        --
                                            --------   -------   -----------   -------
Increase (decrease) in net assets from
   operations                               $  9,561   $ 6,271   $   328,985   $(3,530)
                                            ========   =======   ===========   =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                            Principal                                  SAM           SAM
                                             Capital    Real Estate      SAM      Conservative  Conservative
                                          Appreciation   Securities    Balanced     Balanced       Growth
                                             Account      Account     Portfolio     Portfolio     Portfolio
                                            (Class 2)    (Class 2)    (Class 2)     (Class 2)     (Class 2)
                                          ------------  -----------  -----------  ------------  ------------
Investment income:
   Dividends                                $  5,015      $    429   $   327,391    $ 11,552      $  44,780
                                            --------      --------   -----------    --------      ---------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (6,417)         (312)     (160,485)     (4,988)       (23,832)
                                            --------      --------   -----------    --------      ---------
Net investment income (loss)                  (1,402)          117       166,906       6,564         20,948
                                            --------      --------   -----------    --------      ---------
Net realized gains (losses) from sale of
   securities                                (10,193)       (7,458)     (307,490)     (3,896)       (32,416)
Realized gain distributions                    6,889            --            --          --             --
                                            --------      --------   -----------    --------      ---------
Net realized gains (losses)                   (3,304)       (7,458)     (307,490)     (3,896)       (32,416)
                                            --------      --------   -----------    --------      ---------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (71,491)      (14,948)   (1,600,166)    (26,819)      (364,821)
   End of period                             (20,391)       (3,844)     (423,687)      2,181       (174,362)
                                            --------      --------   -----------    --------      ---------
Change in net unrealized appreciation
   (depreciation) of investments              51,100        11,104     1,176,479      29,000        190,459
                                            --------      --------   -----------    --------      ---------
Increase (decrease) in net assets from
   operations                               $ 46,394      $  3,763   $ 1,035,895    $ 31,668      $ 178,991
                                            ========      ========   ===========    ========      =========

                                             SAM        SAM       Short-
                                           Flexible  Strategic     Term     SmallCap
                                            Income     Growth     Income     Growth
                                          Portfolio  Portfolio   Account   Account II
                                          (Class 2)  (Class 2)  (Class 2)   (Class 2)
                                          ---------  ---------  ---------  ----------
Investment income:
   Dividends                               $ 41,576   $  6,490   $ 1,286     $    --
                                           --------   --------   -------     -------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (13,955)    (4,377)   (2,076)       (179)
                                           --------   --------   -------     -------
Net investment income (loss)                 27,621      2,113      (790)       (179)
                                           --------   --------   -------     -------
Net realized gains (losses) from sale of
   securities                               (35,883)    (6,564)    3,986      (1,600)
Realized gain distributions                      --         --        --          --
                                           --------   --------   -------     -------
Net realized gains (losses)                 (35,883)    (6,564)    3,986      (1,600)
                                           --------   --------   -------     -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      (76,686)   (88,630)     (460)     (2,095)
   End of period                              1,725    (47,229)      659         753
                                           --------   --------   -------     -------
Change in net unrealized appreciation
   (depreciation) of investments             78,411     41,401     1,119       2,848
                                           --------   --------   -------     -------
Increase (decrease) in net assets from
   operations                              $ 70,149   $ 36,950   $ 4,315     $ 1,069
                                           ========   ========   =======     =======

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                            STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                       Columbia
                                                       Marsico
                                           Columbia    Focused
                                          High Yield   Equities
                                             Fund,      Fund,       Asset       Global
                                           Variable    Variable  Allocation     Growth       Growth
                                            Series      Series      Fund         Fund         Fund
                                           (Class A)  (Class A)   (Class 2)   (Class 2)    (Class 2)
                                          ----------  ---------  ----------  -----------  -----------
Investment income:
   Dividends                               $ 22,752   $   2,432   $  39,335  $   147,847  $    75,828
                                           --------   ---------   ---------  -----------  -----------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (4,674)     (8,757)    (17,166)    (144,285)    (153,346)
                                           --------   ---------   ---------  -----------  -----------
Net investment income (loss)                 18,078      (6,325)     22,169        3,562      (77,518)
                                           --------   ---------   ---------  -----------  -----------
Net realized gains (losses) from sale of
   securities                                (6,267)    (28,972)    (64,518)     (41,926)    (243,439)
Realized gain distributions                      --          --          --           --           --
                                           --------   ---------   ---------  -----------  -----------
Net realized gains
   (losses)                                  (6,267)    (28,972)    (64,518)     (41,926)    (243,439)
                                           --------   ---------   ---------  -----------  -----------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                       (3,984)   (149,646)   (321,070)    (746,387)  (2,437,944)
   End of period                             12,541     (30,649)    (57,789)     256,674     (421,277)
                                           --------   ---------   ---------  -----------  -----------
Change in net unrealized appreciation
   (depreciation) of investments             16,525     118,997     263,281    1,003,061    2,016,667
                                           --------   ---------   ---------  -----------  -----------
Increase (decrease) in net assets from
   operations                              $ 28,336   $  83,700   $ 220,932  $   964,697  $ 1,695,710
                                           ========   =========   =========  ===========  ===========



                                                                                   MTB
                                                                                  Managed
                                            Growth-       Growth      Mid Cap   Allocation
                                             Income     and Income     Value      Fund -
                                              Fund      Portfolio    Portfolio   Moderate
                                           (Class 2)    (Class VC)  (Class VC)   Growth II
                                          -----------  -----------  ----------  ----------
Investment income:
   Dividends                              $   177,934  $    60,880   $    739    $    790
                                          -----------  -----------   --------    --------
Expenses:
   Charges for distribution, mortality
      and expense risk                       (171,122)    (159,867)    (1,764)     (1,696)
                                          -----------  -----------   --------    --------
Net investment income (loss)                    6,812      (98,987)    (1,025)       (906)
                                          -----------  -----------   --------    --------
Net realized gains (losses) from sale of
   securities                                (351,848)    (387,475)   (32,533)     (8,699)
Realized gain distributions                        --           --         --          --
                                          -----------  -----------   --------    --------
Net realized gains
   (losses)                                  (351,848)    (387,475)   (32,533)     (8,699)
                                          -----------  -----------   --------    --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                     (2,598,273)  (2,164,575)   (42,338)     (8,430)
   End of period                           (1,092,668)     (71,495)    35,900      11,174
                                          -----------  -----------   --------    --------
Change in net unrealized appreciation
   (depreciation) of investments            1,505,605    2,093,080     78,238      19,604
                                          -----------  -----------   --------    --------
Increase (decrease) in net assets from
   operations                             $ 1,160,569  $ 1,606,618   $ 44,680    $  9,999
                                          ===========  ===========   ========    ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                             STATEMENT OF OPERATIONS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                                       Franklin
                                                      Templeton
                                                         VIP
                                           Franklin    Founding
                                            Income      Funds       Allocation     Allocation
                                          Securities  Allocation     Balanced        Growth
                                             Fund        Fund       Portfolio      Portfolio
                                           (Class 2)  (Class 2)   (Class 3) (1)  (Class 3) (1)
                                          ----------  ----------  -------------  -------------
Investment income:
   Dividends                               $141,621    $ 60,610      $29,433        $ 1,992
                                           --------    --------      -------        -------
Expenses:
   Charges for distribution, mortality
      and expense risk                      (34,305)    (39,269)      (5,414)        (1,003)
                                           --------    --------      -------        -------
Net investment income (loss)                107,316      21,341       24,019            989
                                           --------    --------      -------        -------
Net realized gains (losses) from sale
   of securities                            (11,154)    (10,612)       4,478            861
Realized gain distributions                      --         227           --             --
                                           --------    --------      -------        -------
Net realized gains (losses)                 (11,154)    (10,385)       4,478            861
                                           --------    --------      -------        -------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                      167,982      60,815           --             --
   End of period                            321,986     293,891       34,229         26,304
                                           --------    --------      -------        -------
Change in net unrealized appreciation
   (depreciation) of investments            154,004     233,076       34,229         26,304
                                           --------    --------      -------        -------
Increase (decrease) in net assets from
   operations                              $250,166    $244,032      $62,726        $28,154
                                           ========    ========      =======        =======




                                                           Allocation
                                           Allocation       Moderate         Real
                                            Moderate         Growth         Return
                                            Portfolio      Portfolio      Portfolio
                                          (Class 3) (1)  (Class 3) (1)  (Class 3) (1)
                                          -------------  -------------  -------------
Investment income:
   Dividends                                 $24,163        $13,680       $ 27,176
                                             -------        -------       --------
Expenses:
   Charges for distribution, mortality
      and expense risk                        (6,162)        (3,344)       (14,543)
                                             -------        -------       --------
Net investment income (loss)                  18,001         10,336         12,633
                                             -------        -------       --------
Net realized gains (losses) from sale
   of securities                              24,926            563          3,697
Realized gain distributions                       --             --             --
                                             -------        -------       --------
Net realized gains (losses)                   24,926            563          3,697
                                             -------        -------       --------
Net unrealized appreciation
   (depreciation) of investments:
   Beginning of period                            --             --             --
   End of period                              45,053         39,213        (19,898)
                                             -------        -------       --------
Change in net unrealized appreciation
   (depreciation) of investments              45,053         39,213        (19,898)
                                             -------        -------       --------
Increase (decrease) in net assets from
   operations                                $87,980        $50,112       $ (3,568)
                                             =======        =======       ========

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010

                                                      Government
                              Asset       Capital    and Quality                 Natural
                           Allocation  Appreciation      Bond        Growth     Resources
                            Portfolio    Portfolio    Portfolio    Portfolio    Portfolio
                            (Class 1)    (Class 1)    (Class 1)    (Class 1)    (Class 1)
                           ----------  ------------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   51,373  $   (144,342) $   163,934  $   (45,632) $   (29,258)
   Net realized gains
      (losses) from
      securities
      transactions           (133,246)     (155,395)      28,709     (725,550)     533,203
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          601,320     2,267,092       85,181    1,378,707       72,846
                           ----------  ------------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations      519,447     1,967,355      277,824      607,525      576,791
                           ----------  ------------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               13,022        18,470        8,962        7,564       10,103
   Cost of units
      redeemed               (721,051)   (1,626,572)  (1,940,245)  (1,143,756)    (439,506)
   Net transfers               (2,513)     (358,504)    (255,022)    (186,341)    (185,648)
   Contract
      maintenance
      charge                   (1,800)       (4,271)      (2,540)      (2,189)      (1,030)
                           ----------  ------------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (712,342)   (1,970,877)  (2,188,845)  (1,324,722)    (616,081)
                           ----------  ------------  -----------  -----------  -----------
Increase (decrease) in
   net assets                (192,895)       (3,522)  (1,911,021)    (717,197)     (39,290)
Net assets at
   beginning of period      4,814,637    10,927,035    8,599,798    6,025,306    4,829,005
                           ----------  ------------  -----------  -----------  -----------
Net assets at end of
   period                  $4,621,742  $ 10,923,513  $ 6,688,777  $ 5,308,109  $ 4,789,715
                           ==========  ============  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     502           379          450          244          190
   Units redeemed             (28,365)      (36,023)     (97,341)     (37,851)      (8,727)
   Units transferred             (225)       (7,944)     (13,628)      (6,170)      (3,945)
                           ----------  ------------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding                (28,088)      (43,588)    (110,519)     (43,777)     (12,482)
Beginning units               195,126       251,946      445,901      202,291       93,613
                           ----------  ------------  -----------  -----------  -----------
Ending units                  167,038       208,358      335,382      158,514       81,131
                           ==========  ============  ===========  ===========  ===========

                                                       Government
                              Asset        Capital    and Quality
                            Allocation  Appreciation      Bond       Growth
                            Portfolio     Portfolio    Portfolio    Portfolio
                            (Class 3)     (Class 3)    (Class 3)    (Class 3)
                           -----------  ------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    28,259  $   (246,158) $   618,843  $  (76,245)
   Net realized gains
      (losses) from
      securities
      transactions             (49,695)     (296,930)     154,696    (537,223)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           331,035     3,814,882      112,985   1,451,426
                           -----------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from operations       309,599     3,271,794      886,524     837,958
                           -----------  ------------  -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                   682       747,083    1,265,104      12,850
   Cost of units
      redeemed                (151,754)   (1,228,534)  (2,753,056)   (652,298)
   Net transfers               296,245      (316,941)   1,982,412    (220,256)
   Contract
      maintenance
      charge                      (413)       (2,478)      (4,101)     (1,165)
                           -----------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions          144,760      (800,870)     490,359    (860,869)
                           -----------  ------------  -----------  ----------
Increase (decrease) in
   net assets                  454,359     2,470,924    1,376,883     (22,911)
Net assets at
   beginning of period       2,499,747    16,185,271   28,711,309   7,462,189
                           -----------  ------------  -----------  ----------
Net assets at end of
   period                  $ 2,954,106  $ 18,656,195  $30,088,192  $7,439,278
                           ===========  ============  ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                       25        39,836       88,790         431
   Units redeemed               (6,314)      (32,643)    (145,319)    (23,090)
   Units transferred            12,033        (2,208)     112,646      (8,687)
                           -----------  ------------  -----------  ----------
Increase (decrease)
   in units
   outstanding                   5,744         4,985       56,117     (31,346)
Beginning units                107,044       457,119    1,567,119     271,693
                           -----------  ------------  -----------  ----------
Ending units                   112,788       462,104    1,623,236     240,347
                           ===========  ============  ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                             Natural   Aggressive    Alliance               Blue Chip
                            Resources    Growth       Growth     Balanced     Growth
                            Portfolio   Portfolio   Portfolio    Portfolio  Portfolio
                            (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)
                           ----------  ----------  -----------  ----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $  (74,706) $  (29,387) $   (73,871) $   14,452  $ (10,369)
   Net realized gains
      (losses) from
      securities
      transactions           (189,679)   (207,674)    (526,805)   (102,889)    26,180
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments        1,352,857     576,984    1,414,714     451,116     80,351
                           ----------  ----------  -----------  ----------  ---------
      Increase (decrease)
         in net assets
         from operations    1,088,472     339,923      814,038     362,679     96,162
                           ----------  ----------  -----------  ----------  ---------
From capital
   transactions:
   Net proceeds from
      units sold               59,209       7,837       44,632       9,274     16,489
   Cost of units
      redeemed               (406,582)   (272,864)  (1,535,479)   (622,630)  (159,588)
   Net transfers             (486,621)    (86,888)    (368,188)    (85,290)   (33,608)
   Contract
      maintenance
      charge                   (2,812)     (1,390)      (6,224)     (2,000)      (307)
                           ----------  ----------  -----------  ----------  ---------
      Increase (decrease)
         in net assets
         from capital
         transactions        (836,806)   (353,305)  (1,865,259)   (700,646)  (177,014)
                           ----------  ----------  -----------  ----------  ---------
Increase (decrease) in
   net assets                 251,666     (13,382)  (1,051,221)   (337,967)   (80,852)
Net assets at
   beginning of period      8,506,937   1,995,706   11,652,077   4,009,735    896,360
                           ----------  ----------  -----------  ----------  ---------
Net assets at end of
   period                  $8,758,603  $1,982,324  $10,600,856  $3,671,768  $ 815,508
                           ==========  ==========  ===========  ==========  =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   1,867         598        1,474         606      2,765
   Units redeemed              (8,799)    (23,128)     (51,434)    (39,532)   (26,852)
   Units transferred          (10,012)     (7,515)     (12,286)     (5,633)    (3,667)
                           ----------  ----------  -----------  ----------  ---------
Increase (decrease)
   in units
   outstanding                (16,944)    (30,045)     (62,246)    (44,559)   (27,754)
Beginning units               188,193     179,178      384,009     264,181    154,942
                           ----------  ----------  -----------  ----------  ---------
Ending units                  171,249     149,133      321,763     219,622    127,188
                           ==========  ==========  ===========  ==========  =========

                                                                   Davis
                            Capital       Cash      Corporate     Venture
                             Growth    Management      Bond        Value
                           Portfolio   Portfolio    Portfolio    Portfolio
                           (Class 1)   (Class 1)    (Class 1)    (Class 1)
                           ---------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $  (7,583) $   (79,776) $   229,569  $  (146,900)
   Net realized gains
      (losses) from
      securities
      transactions           (32,826)    (146,979)     235,459      (75,691)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          72,799      134,598      (11,010)   2,071,226
                           ---------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations      32,390      (92,157)     454,018    1,848,635
                           ---------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                 964       92,805       47,256       70,869
   Cost of units
      redeemed              (135,245)  (1,192,742)  (1,068,248)  (2,298,609)
   Net transfers             (10,447)    (533,270)     (80,125)    (439,354)
   Contract
      maintenance
      charge                    (148)      (2,269)      (1,323)      (8,044)
                           ---------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions       (144,876)  (1,635,476)  (1,102,440)  (2,675,138)
                           ---------  -----------  -----------  -----------
Increase (decrease) in
   net assets               (112,486)  (1,727,633)    (648,422)    (826,503)
Net assets at
   beginning of period       556,944    6,187,757    5,354,550   20,066,885
                           ---------  -----------  -----------  -----------
Net assets at end of
   period                  $ 444,458  $ 4,460,124  $ 4,706,128  $19,240,382
                           =========  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    141        6,944        2,071        2,120
   Units redeemed            (19,308)     (89,063)     (46,379)     (70,383)
   Units transferred          (1,438)     (39,655)      (3,689)     (13,303)
                           ---------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding               (20,605)    (121,774)     (47,997)     (81,566)
Beginning units               79,753      457,045      245,067      616,932
                           ---------  -----------  -----------  -----------
Ending units                  59,148      335,271      197,070      535,366
                           =========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                            "Dogs" of     Emerging       Equity     Fundamental    Global
                           Wall Street    Markets    Opportunities    Growth        Bond
                            Portfolio    Portfolio     Portfolio     Portfolio    Portfolio
                            (Class 1)    (Class 1)     (Class 1)     (Class 1)    (Class 1)
                           -----------  -----------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   14,882   $    (4,355)  $  (24,754)   $  (43,587)  $   65,222
   Net realized gains
      (losses) from
      securities
      transactions           (114,382)   (1,094,182)    (479,588)     (298,520)      94,801
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          260,298     1,665,845      927,098       733,066      (42,816)
                           ----------   -----------   ----------    ----------   ----------
      Increase (decrease)
         in net assets
         from operations      160,798       567,308      422,756       390,959      117,207
                           ----------   -----------   ----------    ----------   ----------
From capital
   transactions:
   Net proceeds from
      units sold                2,000        16,882        7,827         2,479        4,168
   Cost of units
      redeemed               (138,797)     (417,899)    (914,991)     (568,040)    (540,523)
   Net transfers               80,287      (111,024)     (71,771)      (76,184)     169,412
   Contract
      maintenance
      charge                     (489)       (1,120)      (1,004)       (1,864)        (663)
                           ----------   -----------   ----------    ----------   ----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (56,999)     (513,161)    (979,939)     (643,609)    (367,606)
                           ----------   -----------   ----------    ----------   ----------
Increase (decrease) in
   net assets                 103,799        54,147     (557,183)     (252,650)    (250,399)
Net assets at
   beginning of period      1,157,504     4,027,781    3,219,225     3,142,876    2,731,498
                           ----------   -----------   ----------    ----------   ----------
Net assets at end of
   period                  $1,261,303   $ 4,081,928   $2,662,042    $2,890,226   $2,481,099
                           ==========   ===========   ==========    ==========   ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     161           829          437           158          184
   Units redeemed             (12,010)      (21,111)     (52,197)      (35,882)     (24,185)
   Units transferred            6,245        (6,380)      (4,360)       (4,733)       7,403
                           ----------   -----------   ----------    ----------   ----------
Increase (decrease)
   in units
   outstanding                 (5,604)      (26,662)     (56,120)      (40,457)     (16,598)
Beginning units               107,196       202,309      198,476       200,267      125,515
                           ----------   -----------   ----------    ----------   ----------
Ending units                  101,592       175,647      142,356       159,810      108,917
                           ==========   ===========   ==========    ==========   ==========

                             Global        Growth       Growth-    High-Yield
                            Equities   Opportunities    Income        Bond
                           Portfolio     Portfolio     Portfolio   Portfolio
                            (Class 1)     (Class 1)    (Class 1)    (Class 1)
                           ----------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    5,357    $ (7,459)    $   (44,176) $  390,018
   Net realized gains
      (losses) from
      securities
      transactions            (56,707)     (9,597)       (422,919)   (369,745)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          335,526     115,443       1,138,187     575,048
                           ----------    --------     -----------  ----------
      Increase (decrease)
         in net assets
         from operations      284,176      98,387         671,092     595,321
                           ----------    --------     -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold               14,176          --          16,014      15,504
   Cost of units
      redeemed               (346,773)    (96,436)     (1,002,188)   (857,027)
   Net transfers               55,732      16,577        (118,438)    (81,435)
   Contract
      maintenance
      charge                   (1,139)       (190)         (4,110)     (1,531)
                           ----------    --------     -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (278,004)    (80,049)     (1,108,722)   (924,489)
                           ----------    --------     -----------  ----------
Increase (decrease) in
   net assets                   6,172      18,338        (437,630)   (329,168)
Net assets at
   beginning of period      2,390,781     479,989       7,982,777   5,273,300
                           ----------    --------     -----------  ----------
Net assets at end of
   period                  $2,396,953    $498,327     $ 7,545,147  $4,944,132
                           ==========    ========     ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     734          --             656         738
   Units redeemed             (17,914)    (17,857)        (40,871)    (41,320)
   Units transferred            3,245       3,225          (5,007)     (4,830)
                           ----------    --------     -----------  ----------
Increase (decrease)
   in units
   outstanding                (13,935)    (14,632)        (45,222)    (45,412)
Beginning units               126,957      96,120         324,465     268,143
                           ----------    --------     -----------  ----------
Ending units                  113,022      81,488         279,243     222,731
                           ==========    ========     ===========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2010
                                   (continued)

                                                              MFS
                           International  International  Massachusetts
                            Diversified     Growth and     Investors     MFS Total     Mid-Cap
                              Equities        Income         Trust         Return       Growth
                             Portfolio      Portfolio      Portfolio     Portfolio    Portfolio
                             (Class 1)      (Class 1)      (Class 1)     (Class 1)    (Class 1)
                           -------------  -------------  -------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   80,913     $   77,359     $  (20,396)   $   103,358  $  (37,866)
   Net realized gains
      (losses) from
      securities
      transactions             (22,949)      (193,945)        47,583       (172,061)    (77,838)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           147,576        256,616        278,558        695,887     648,251
                            ----------     ----------     ----------    -----------  ----------
      Increase (decrease)
         in net assets
         from operations       205,540        140,030        305,745        627,184     532,547
                            ----------     ----------     ----------    -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                15,167         23,402          7,322            639      28,317
   Cost of units
      redeemed                (370,574)      (499,277)      (549,792)    (1,369,593)   (428,597)
   Net transfers               (77,564)      (142,851)       (41,643)      (141,805)   (110,902)
   Contract
      maintenance
      charge                    (1,179)        (1,246)        (1,339)        (2,886)     (1,033)
                            ----------     ----------     ----------    -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (434,150)      (619,972)      (585,452)    (1,513,645)   (512,215)
                            ----------     ----------     ----------    -----------  ----------
Increase (decrease) in
   net assets                 (228,610)      (479,942)      (279,707)      (886,461)     20,332
Net assets at
   beginning of period       3,439,741      3,488,884      3,702,865      8,429,102   2,623,238
                            ----------     ----------     ----------    -----------  ----------
Net assets at end of
   period                   $3,211,131     $3,008,942     $3,423,158    $ 7,542,641  $2,643,570
                            ==========     ==========     ==========    ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    1,234          1,764            331             24       2,471
   Units redeemed              (29,639)       (38,682)       (25,680)       (51,463)    (41,071)
   Units transferred            (6,244)       (10,621)        (1,807)        (5,348)    (10,701)
                            ----------     ----------     ----------    -----------  ----------
Increase (decrease)
   in units
   outstanding                 (34,649)       (47,539)       (27,156)       (56,787)    (49,301)
Beginning units                274,122        260,669        174,253        325,970     267,269
                            ----------     ----------     ----------    -----------  ----------
Ending units                   239,473        213,130        147,097        269,183     217,968
                            ==========     ==========     ==========    ===========  ==========


                                                                 Total
                               Real                  Telecom     Return
                              Estate   Technology    Utility      Bond
                            Portfolio   Portfolio   Portfolio   Portfolio
                            (Class 1)   (Class 1)   (Class 1)   (Class 1)
                           ----------  ----------  ----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $    5,556   $ (4,332)  $   12,637  $   32,653
   Net realized gains
      (losses) from
      securities
      transactions           (249,961)   (24,312)     (28,326)     52,967
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          581,655     76,298      129,428      32,558
                           ----------   --------   ----------  ----------
      Increase (decrease)
         in net assets
         from operations      337,250     47,654      113,739     118,178
                           ----------   --------   ----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold               16,689        123           32      12,000
   Cost of units
      redeemed               (283,365)   (19,001)    (217,021)   (318,349)
   Net transfers              (11,256)   (14,461)     (22,002)    308,386
   Contract
      maintenance
      charge                     (701)       (98)        (460)       (840)
                           ----------   --------   ----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions        (278,633)   (33,437)    (239,451)      1,197
                           ----------   --------   ----------  ----------
Increase (decrease) in
   net assets                  58,617     14,217     (125,712)    119,375
Net assets at
   beginning of period      1,974,109    285,225    1,149,385   2,535,349
                           ----------   --------   ----------  ----------
Net assets at end of
   period                  $2,032,726   $299,442   $1,023,673  $2,654,724
                           ==========   ========   ==========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     855         66            2         449
   Units redeemed             (13,729)    (8,826)     (14,653)    (12,016)
   Units transferred             (558)    (7,001)      (1,511)     11,539
                           ----------   --------   ----------  ----------
Increase (decrease)
   in units
   outstanding                (13,432)   (15,761)     (16,162)        (28)
Beginning units               104,904    138,511       79,279     100,191
                           ----------   --------   ----------  ----------
Ending units                   91,472    122,750       63,117     100,163
                           ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                       American     American
                                                        Funds         Funds       American
                                                        Asset        Global        Funds
                            Aggressive    Alliance    Allocation     Growth        Growth
                              Growth       Growth        SAST         SAST          SAST
                            Portfolio    Portfolio    Portfolio     Portfolio    Portfolio
                            (Class 3)    (Class 3)    (Class 3)     (Class 3)    (Class 3)
                           -----------  -----------  -----------  ------------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   (16,478) $   (69,339) $    (5,821) $    (67,771) $   (96,552)
   Net realized gains
      (losses) from
      securities
      transactions             (85,068)      57,348      (20,141)     (156,687)    (216,983)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           284,032      599,871      258,173     1,167,018    1,508,660
                           -----------  -----------  -----------  ------------  -----------
      Increase (decrease)
         in net assets
         from operations       182,486      587,880      232,211       942,560    1,195,125
                           -----------  -----------  -----------  ------------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               351,030       65,477      360,208     2,107,360      969,731
   Cost of units
      redeemed                (171,829)    (822,703)     (43,037)     (289,233)    (260,513)
   Net transfers               (34,913)    (218,136)     137,984     1,200,056      188,784
   Contract
      maintenance
      charge                      (212)      (1,210)        (263)         (994)        (970)
                           -----------  -----------  -----------  ------------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions          144,076     (976,572)     454,892     3,017,189      897,032
                           -----------  -----------  -----------  ------------  -----------
Increase (decrease) in
   net assets                  326,562     (388,692)     687,103     3,959,749    2,092,157
Net assets at
   beginning of period       1,033,878    8,095,527    1,861,924     6,514,268    6,542,389
                           -----------  -----------  -----------  ------------  -----------
Net assets at end of
   period                  $ 1,360,440  $ 7,706,835  $ 2,549,027  $ 10,474,017  $ 8,634,546
                           ===========  ===========  ===========  ============  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   29,152        3,512       38,468       204,001      104,126
   Units redeemed              (14,679)     (29,476)      (4,568)      (28,187)     (28,560)
   Units transferred            (3,823)      (6,743)      14,910       120,963       23,789
                           -----------  -----------  -----------  ------------  -----------
Increase (decrease)
   in units
   outstanding                  10,650      (32,707)      48,810       296,777       99,355
Beginning units                 95,750      285,087      201,680       637,110      742,619
                           -----------  -----------  -----------  ------------  -----------
Ending units                   106,400      252,380      250,490       933,887      841,974
                           ===========  ===========  ===========  ============  ===========

                             American
                              Funds
                             Growth-
                              Income                  Blue Chip     Capital
                               SAST       Balanced     Growth        Growth
                            Portfolio    Portfolio    Portfolio    Portfolio
                            (Class 3)    (Class 3)    (Class 3)    (Class 3)
                           -----------  -----------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)        $   (40,142) $     2,529  $   (26,384) $   (43,099)
   Net realized gains
      (losses) from
      securities
      transactions            (220,920)         619       15,427      (78,017)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments         1,027,516      102,532      246,693      324,700
                           -----------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations       766,454      105,680      235,736      203,584
                           -----------  -----------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               405,225       70,633      519,505        9,398
   Cost of units
      redeemed                (322,793)    (120,450)    (136,622)    (186,602)
   Net transfers               116,169       58,430      293,994      111,220
   Contract
      maintenance
      charge                    (1,100)        (274)        (374)        (333)
                           -----------  -----------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions          197,501        8,339      676,503      (66,317)
                           -----------  -----------  -----------  -----------
Increase (decrease) in
   net assets                  963,955      114,019      912,239      137,267
Net assets at
   beginning of period       7,615,960      983,825    1,506,109    2,712,195
                           -----------  -----------  -----------  -----------
Net assets at end of
   period                  $ 8,579,915  $ 1,097,844  $ 2,418,348  $ 2,849,462
                           ===========  ===========  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   46,849        6,386       72,876        1,357
   Units redeemed              (37,337)      (8,234)     (23,107)     (26,260)
   Units transferred            17,390        4,906       49,693       17,523
                           -----------  -----------  -----------  -----------
Increase (decrease)
   in units
   outstanding                  26,902        3,058       99,462       (7,380)
Beginning units                892,987       67,333      263,250      391,049
                           -----------  -----------  -----------  -----------
Ending units                   919,889       70,391      362,712      383,669
                           ===========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                            Davis      "Dogs" of
                                Cash        Corporate      Venture        Wall       Emerging
                             Management        Bond         Value       Street       Markets
                              Portfolio     Portfolio     Portfolio    Portfolio    Portfolio
                              (Class 3)     (Class 3)     (Class 3)    (Class 3)    (Class 3)
                            ------------  ------------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (159,534) $  1,017,223  $   (206,837) $    13,385  $   (27,797)
   Net realized gains
      (losses) from
      securities
      transactions              (237,685)      516,369      (872,621)     (82,041)  (1,708,429)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments             188,213       303,572     3,226,157      217,427    2,996,976
                            ------------  ------------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations        (209,006)    1,837,164     2,146,699      148,771    1,260,750
                            ------------  ------------  ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                 517,559     1,635,829     1,126,745       42,759      426,534
   Cost of units
      redeemed                (4,024,059)   (2,452,240)   (1,843,248)    (110,742)    (545,949)
   Net transfers                (934,595)    1,414,083        83,984       97,309      (52,503)
   Contract
      maintenance
      charge                      (1,156)       (2,948)       (3,400)        (267)      (1,362)
                            ------------  ------------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (4,442,251)      594,724      (635,919)      29,059     (173,280)
                            ------------  ------------  ------------  -----------  -----------
Increase (decrease) in
   net assets                 (4,651,257)    2,431,888     1,510,780      177,830    1,087,470
Net assets at
   beginning of period        12,943,778    21,246,873    21,381,236    1,034,956    8,178,986
                            ------------  ------------  ------------  -----------  -----------
Net assets at end of
   period                   $  8,292,521  $ 23,678,761  $ 22,892,016  $ 1,212,786  $ 9,266,456
                            ============  ============  ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     44,305       100,538        81,272        4,082       25,651
   Units redeemed               (310,364)     (112,636)      (62,653)     (10,187)     (27,757)
   Units transferred             (74,011)       69,439        12,780        8,787       (3,890)
                            ------------  ------------  ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                  (340,070)       57,341        31,399        2,682       (5,996)
Beginning units                  982,999     1,033,682       739,671       98,526      428,555
                            ------------  ------------  ------------  -----------  -----------
Ending units                     642,929     1,091,023       771,070      101,208      422,559
                            ============  ============  ============  ===========  ===========


                                Equity        Foreign    Fundamental     Global
                            Opportunities      Value        Growth        Bond
                              Portfolio      Portfolio    Portfolio    Portfolio
                              (Class 3)      (Class 3)    (Class 3)    (Class 3)
                            -------------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $   (14,042)  $     60,086  $   (68,195) $   149,545
   Net realized gains
      (losses) from
      securities
      transactions              (129,727)      (496,331)    (156,436)     157,152
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments             333,517        828,694      854,429      (72,764)
                             -----------   ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations         189,748        392,449      629,798      233,933
                             -----------   ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold                   1,542      2,242,229       21,916      615,898
   Cost of units
      redeemed                  (168,066)    (1,117,635)    (254,115)    (976,595)
   Net transfers                 (60,648)     1,296,956     (170,562)   1,108,634
   Contract
      maintenance
      charge                        (225)        (2,663)        (464)        (742)
                             -----------   ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions           (227,397)     2,418,887     (403,225)     747,195
                             -----------   ------------  -----------  -----------
Increase (decrease) in
   net assets                    (37,649)     2,811,336      226,573      981,128
Net assets at
   beginning of period         1,382,672     16,917,906    4,300,384    5,634,101
                             -----------   ------------  -----------  -----------
Net assets at end of
   period                    $ 1,345,023   $ 19,729,242  $ 4,526,957  $ 6,615,229
                             ===========   ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                         94        197,353        1,593       37,191
   Units redeemed                (10,287)       (74,835)     (17,170)     (46,401)
   Units transferred              (3,642)        98,385       (9,895)      54,458
                             -----------   ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                   (13,835)       220,903      (25,472)      45,248
Beginning units                   89,751      1,070,788      300,518      276,313
                             -----------   ------------  -----------  -----------
Ending units                      75,916      1,291,691      275,046      321,561
                             ===========   ============  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                                                International
                               Global        Growth      Growth-    High-Yield   Diversified
                              Equities   Opportunities    Income       Bond        Equities
                             Portfolio     Portfolio    Portfolio    Portfolio    Portfolio
                             (Class 3)     (Class 3)    (Class 3)    (Class 3)    (Class 3)
                            -----------  -------------  ---------  -----------  -------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $    (2,121)  $   (68,218)  $  (5,051) $   299,528   $    250,022
   Net realized gains
      (losses) from
      securities
      transactions              (62,451)        3,244     (22,247)    (141,943)      (115,180)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            267,131     1,012,008      86,187      276,645        533,487
                            -----------   -----------   ---------  -----------   ------------
      Increase (decrease)
         in net assets
         from operations        202,559       947,034      58,889      434,230        668,329
                            -----------   -----------   ---------  -----------   ------------
From capital
   transactions:
   Net proceeds from
      units sold                 87,002       880,641       7,501      193,756         73,241
   Cost of units
      redeemed                  (84,197)     (291,138)    (27,275)    (275,890)      (904,488)
   Net transfers                250,857        77,702     (28,228)     414,327         (8,577)
   Contract
      maintenance
      charge                       (290)         (513)       (142)        (608)        (1,788)
                            -----------   -----------   ---------  -----------   ------------
      Increase (decrease)
         in net assets
         from capital
         transactions           253,372       666,692     (48,144)     331,585       (841,612)
                            -----------   -----------   ---------  -----------   ------------
Increase (decrease) in
   net assets                   455,931     1,613,726      10,745      765,815       (173,283)
Net assets at
   beginning of period        1,772,927     3,835,506     652,024    3,358,939     11,683,893
                            -----------   -----------   ---------  -----------   ------------
Net assets at end of
   period                   $ 2,228,858   $ 5,449,232   $ 662,769  $ 4,124,754   $ 11,510,610
                            ===========   ===========   =========  ===========   ============
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     4,863       127,685         681       16,523          6,875
   Units redeemed                (4,567)      (53,849)     (1,743)     (14,675)       (76,546)
   Units transferred             13,574         9,497      (1,156)      22,351         (2,144)
                            -----------   -----------   ---------  -----------   ------------
Increase (decrease)
   in units
   outstanding                   13,870        83,333      (2,218)      24,199        (71,815)
Beginning units                 100,765       766,648      29,881      184,146        961,374
                            -----------   -----------   ---------  -----------   ------------
Ending units                    114,635       849,981      27,663      208,345        889,559
                            ===========   ===========   =========  ===========   ============

                                                            MFS
                            International    Marsico    Massachusetts      MFS
                              Growth and     Focused      Investors       Total
                                Income        Growth        Trust         Return
                              Portfolio     Portfolio     Portfolio     Portfolio
                              (Class 3)     (Class 3)     (Class 3)     (Class 3)
                            -------------  -----------  -------------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $    281,845  $   (30,641)  $   (43,789)  $   111,344
   Net realized gains
      (losses) from
      securities
      transactions             (1,934,498)    (104,580)       40,341      (230,525)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            2,345,156      503,519       667,356       819,037
                             ------------  -----------   -----------   -----------
      Increase (decrease)
         in net assets
         from operations          692,503      368,298       663,908       699,856
                             ------------  -----------   -----------   -----------
From capital
   transactions:
   Net proceeds from
      units sold                  114,790      333,877     1,313,767       164,627
   Cost of units
      redeemed                   (847,577)     (99,574)     (378,923)     (714,315)
   Net transfers                  129,189      111,257       704,251       294,220
   Contract
      maintenance
      charge                       (1,553)        (389)         (685)       (1,749)
                             ------------  -----------   -----------   -----------
      Increase (decrease)
         in net assets
         from capital
         transactions            (605,151)     345,171     1,638,410      (257,217)
                             ------------  -----------   -----------   -----------
Increase (decrease) in
   net assets                      87,352      713,469     2,302,318       442,639
Net assets at
   beginning of period         12,567,396    2,091,297     5,372,230     8,812,134
                             ------------  -----------   -----------   -----------
Net assets at end of
   period                    $ 12,654,748  $ 2,804,766   $ 7,674,548   $ 9,254,773
                             ============  ===========   ===========   ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      11,959       33,063       101,054        15,951
   Units redeemed                 (71,087)      (9,503)      (20,912)      (30,314)
   Units transferred               18,282       12,144        44,420        14,839
                             ------------  -----------   -----------   -----------
Increase (decrease)
   in units
   outstanding                    (40,846)      35,704       124,562           476
Beginning units                 1,004,459      209,617       287,485       387,504
                             ------------  -----------   -----------   -----------
Ending units                      963,613      245,321       412,047       387,980
                             ============  ===========   ===========   ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)


                                                          Small &       Small
                              Mid-Cap         Real        Mid Cap      Company
                               Growth        Estate        Value        Value     Technology
                             Portfolio     Portfolio     Portfolio    Portfolio   Portfolio
                             (Class 3)     (Class 3)     (Class 3)    (Class 3)   (Class 3)
                            -----------  ------------  ------------  -----------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (70,713) $     10,112  $   (244,658) $   (62,083) $  (22,787)
   Net realized gains
      (losses) from
      securities
      transactions               58,809    (1,137,380)     (171,696)    (112,057)    (27,824)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments          1,004,515     2,601,081     4,377,167    1,563,854     302,223
                            -----------  ------------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from operations        992,611     1,473,813     3,960,813    1,389,714     251,612
                            -----------  ------------  ------------  -----------  ----------
From capital
   transactions:
   Net proceeds from
      units sold                324,225       833,238     1,665,485      925,280      12,130
   Cost of units
      redeemed                 (278,049)     (854,668)   (1,112,071)    (384,806)    (99,736)
   Net transfers                164,982       307,748      (355,082)    (112,521)     80,585
   Contract
      maintenance
      charge                       (637)       (1,409)       (2,656)        (757)       (264)
                            -----------  ------------  ------------  -----------  ----------
      Increase (decrease)
         in net assets
         from capital
         transactions           210,521       284,909       195,676      427,196      (7,285)
                            -----------  ------------  ------------  -----------  ----------
Increase (decrease) in
   net assets                 1,203,132     1,758,722     4,156,489    1,816,910     244,327
Net assets at
   beginning of period        4,235,266     8,413,904    16,126,683    5,137,580   1,354,489
                            -----------  ------------  ------------  -----------  ----------
Net assets at end of
   period                   $ 5,438,398  $ 10,172,626  $ 20,283,172  $ 6,954,490  $1,598,816
                            ===========  ============  ============  ===========  ==========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    31,012        76,123       122,307      103,853       5,708
   Units redeemed               (26,834)      (45,015)      (65,594)     (44,542)    (45,730)
   Units transferred             14,318        32,303       (11,033)      (6,129)     39,114
                            -----------  ------------  ------------  -----------  ----------
Increase (decrease)
   in units
   outstanding                   18,496        63,411        45,680       53,182        (908)
Beginning units                 443,352       489,433     1,035,009      653,304     673,066
                            -----------  ------------  ------------  -----------  ----------
Ending units                    461,848       552,844     1,080,689      706,486     672,158
                            ===========  ============  ============  ===========  ==========

                                                     Invesco Van
                                           Total     Kampen V.I.  Invesco Van
                             Telecom       Return      Capital    Kampen V.I.
                             Utility        Bond       Growth       Comstock
                            Portfolio    Portfolio      Fund          Fund
                            (Class 3)    (Class 3)   (Series II)  (Series II)
                            ---------  ------------  -----------  -----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   6,167  $    187,128  $   (12,691) $  (111,725)
   Net realized gains
      (losses) from
      securities
      transactions            (40,881)      358,675       26,406     (184,374)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           95,518       (33,384)     136,815    1,500,217
                            ---------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from operations       60,804       512,419      150,530    1,204,118
                            ---------  ------------  -----------  -----------
From capital
   transactions:
   Net proceeds from
      units sold               32,047     3,569,705           33    1,287,156
   Cost of units
      redeemed                (39,634)     (709,068)     (66,611)    (486,370)
   Net transfers              (27,679)    3,671,338      361,476      253,452
   Contract
      maintenance
      charge                     (144)       (1,231)         (70)      (1,153)
                            ---------  ------------  -----------  -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (35,410)    6,530,744      294,828    1,053,085
                            ---------  ------------  -----------  -----------
Increase (decrease) in
   net assets                  25,394     7,043,163      445,358    2,257,203
Net assets at
   beginning of period        572,716    11,673,085      629,870    7,602,226
                            ---------  ------------  -----------  -----------
Net assets at end of
   period                   $ 598,110  $ 18,716,248  $ 1,075,228  $ 9,859,429
                            =========  ============  ===========  ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                   2,854       203,711            3      131,354
   Units redeemed              (2,959)      (33,001)      (6,784)     (44,371)
   Units transferred           (1,768)      168,628       38,134       30,813
                            ---------  ------------  -----------  -----------
Increase (decrease)
   in units
   outstanding                 (1,873)      339,338       31,353      117,796
Beginning units                40,649       528,169       67,920      700,802
                            ---------  ------------  -----------  -----------
Ending units                   38,776       867,507       99,273      818,598
                            =========  ============  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                                                      Government
                             Invesco Van                                & High
                             Kampen V.I.   Diversified      Equity      Quality
                              Growth and  International     Income       Bond       Income
                             Income Fund     Account       Account      Account    Account
                             (Series II)    (Class 2)     (Class 2)    (Class 2)  (Class 2)
                            ------------  -------------  -----------  ----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   (273,281)   $  (1,380)   $    11,662   $    211   $  14,437
   Net realized gains
      (losses) from
      securities
      transactions              (415,835)     (43,844)       (67,453)        (4)       (206)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           2,817,493       93,932        178,833       (203)      5,253
                            ------------    ---------    -----------   --------   ---------
      Increase (decrease)
         in net assets
         from operations       2,128,377       48,708        123,042          4      19,484
                            ------------    ---------    -----------   --------   ---------
From capital
   transactions:
   Net proceeds from
      units sold               1,539,996           --             --         --      21,036
   Cost of units
      redeemed                (1,526,141)     (24,503)      (227,466)       (14)    (60,671)
   Net transfers                 435,091      (18,142)       (21,629)     9,135      16,211
   Contract
      maintenance
      charge                      (2,697)        (118)          (241)        (6)        (43)
                            ------------    ---------    -----------   --------   ---------
      Increase (decrease)
         in net assets
         from capital
         transactions            446,249      (42,763)      (249,336)     9,115     (23,467)
                            ------------    ---------    -----------   --------   ---------
Increase (decrease) in
   net assets                  2,574,626        5,945       (126,294)     9,119      (3,983)
Net assets at
   beginning of period        18,697,780      470,303      1,041,372      1,785     308,706
                            ------------    ---------    -----------   --------   ---------
Net assets at end of
   period                   $ 21,272,406    $ 476,248    $   915,078   $ 10,904   $ 304,723
                            ============    =========    ===========   ========   =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    145,875           --             --         --       2,490
   Units redeemed               (122,194)      (4,222)       (26,900)        (3)     (7,144)
   Units transferred              49,665       (3,060)        (2,569)     1,183       1,851
                            ------------    ---------    -----------   --------   ---------
Increase (decrease)
   in units
   outstanding                    73,346       (7,282)       (29,469)     1,180      (2,803)
Beginning units                1,498,350       81,570        128,587        245      37,750
                            ------------    ---------    -----------   --------   ---------
Ending units                   1,571,696       74,288         99,118      1,425      34,947
                            ============    =========    ===========   ========   =========



                             LargeCap    LargeCap    MidCap       Money
                              Blend       Growth      Blend       Market
                            Account II   Account     Account     Account
                             (Class 2)  (Class 2)   (Class 2)   (Class 2)
                            ----------  ---------  -----------  ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)          $    386    $   (645) $     9,791  $  (3,530)
   Net realized gains
      (losses) from
      securities
      transactions             (9,121)      1,257     (303,768)        --
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           18,296       5,659      622,962         --
                             --------    --------  -----------  ---------
      Increase (decrease)
         in net assets
         from operations        9,561       6,271      328,985     (3,530)
                             --------    --------  -----------  ---------
From capital
   transactions:
   Net proceeds from
      units sold                   --          --       21,036         --
   Cost of units
      redeemed                 (8,246)    (11,087)    (214,940)   (67,761)
   Net transfers                 (289)         --     (227,366)    97,380
   Contract
      maintenance
      charge                      (33)         (5)      (1,135)       (61)
                             --------    --------  -----------  ---------
      Increase (decrease)
         in net assets
         from capital
         transactions          (8,568)    (11,092)    (422,405)    29,558
                             --------    --------  -----------  ---------
Increase (decrease) in
   net assets                     993      (4,821)     (93,420)    26,028
Net assets at
   beginning of period         95,490      49,180    1,687,684    178,972
                             --------    --------  -----------  ---------
Net assets at end of
   period                    $ 96,483    $ 44,359  $ 1,594,264  $ 205,000
                             ========    ========  ===========  =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --          --        2,448         --
   Units redeemed              (1,502)     (1,853)     (22,037)   (11,376)
   Units transferred              (32)         --      (25,920)    16,316
                             --------    --------  -----------  ---------
Increase (decrease)
   in units
   outstanding                 (1,534)     (1,853)     (45,509)     4,940
Beginning units                16,785       8,239      203,119     30,188
                             --------    --------  -----------  ---------
Ending units                   15,251       6,386      157,610     35,128
                             ========    ========  ===========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                              Principal      Real                        SAM          SAM
                               Capital      Estate         SAM      Conservative  Conservative
                            Appreciation  Securities     Balanced     Balanced       Growth
                               Account      Account     Portfolio     Portfolio     Portfolio
                              (Class 2)    (Class 2)    (Class 2)     (Class 2)     (Class 2)
                            ------------  ----------  ------------  ------------  ------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  (1,402)     $    117   $    166,906    $   6,564    $    20,948
   Net realized gains
      (losses) from
      securities
      transactions             (3,304)       (7,458)      (307,490)      (3,896)       (32,416)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           51,100        11,104      1,176,479       29,000        190,459
                            ---------      --------   ------------    ---------    -----------
      Increase (decrease)
         in net assets
         from operations       46,394         3,763      1,035,895       31,668        178,991
                            ---------      --------   ------------    ---------    -----------
From capital
   transactions:
   Net proceeds from
      units sold                   --            --         48,032           --             --
   Cost of units
      redeemed                (90,226)      (13,212)    (1,566,737)     (19,943)      (185,047)
   Net transfers                   16        (2,088)      (259,071)      88,468          9,157
   Contract
      maintenance
      charge                      (98)          (16)        (3,760)        (301)          (514)
                            ---------      --------   ------------    ---------    -----------
      Increase (decrease)
         in net assets
         from capital
         transactions         (90,308)      (15,316)    (1,781,536)      68,224       (176,404)
                            ---------      --------   ------------    ---------    -----------
Increase (decrease) in
   net assets                 (43,914)      (11,553)      (745,641)      99,892          2,587
Net assets at
   beginning of period        423,978        23,057     10,236,599      267,611      1,509,098
                            ---------      --------   ------------    ---------    -----------
Net assets at end of
   period                   $ 380,064      $ 11,504   $  9,490,958    $ 367,503    $ 1,511,685
                            =========      ========   ============    =========    ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --            --          5,094           --             --
   Units redeemed              (8,112)         (828)      (162,316)      (2,638)       (19,639)
   Units transferred                5          (129)       (27,144)      12,107          1,010
                            ---------      --------   ------------    ---------    -----------
Increase (decrease)
   in units
   outstanding                 (8,107)         (957)      (184,366)       9,469        (18,629)
Beginning units                38,916         1,620      1,099,459       36,525        164,436
                            ---------      --------   ------------    ---------    -----------
Ending units                   30,809           663        915,093       45,994        145,807
                            =========      ========   ============    =========    ===========

                               SAM        SAM       Short-
                             Flexible  Strategic     Term     SmallCap
                              Income     Growth    Income      Growth
                            Portfolio  Portfolio   Account   Account II
                            (Class 2)  (Class 2)  (Class 2)  (Class 2)
                            ---------  ---------  ---------  ----------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  27,621  $   2,113  $    (790)  $   (179)
   Net realized gains
      (losses) from
      securities
      transactions            (35,883)    (6,564)     3,986     (1,600)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           78,411     41,401      1,119      2,848
                            ---------  ---------  ---------   --------
      Increase (decrease)
         in net assets
         from operations       70,149     36,950      4,315      1,069
                            ---------  ---------  ---------   --------
From capital
   transactions:
   Net proceeds from
      units sold                6,000         --         --         --
   Cost of units
      redeemed               (272,361)    (6,815)  (103,563)    (7,976)
   Net transfers                4,736    (23,198)       410        138
   Contract
      maintenance
      charge                     (398)       (48)       (59)        (8)
                            ---------  ---------  ---------   --------
      Increase (decrease)
         in net assets
         from capital
         transactions        (262,023)   (30,061)  (103,212)    (7,846)
                            ---------  ---------  ---------   --------
Increase (decrease) in
   net assets                (191,874)     6,889    (98,897)    (6,777)
Net assets at
   beginning of period        991,084    278,293    142,002     14,113
                            ---------  ---------  ---------   --------
Net assets at end of
   period                   $ 799,210  $ 285,182  $  43,105   $  7,336
                            =========  =========  =========   ========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                     556         --         --         --
   Units redeemed             (31,377)      (652)   (14,123)    (1,611)
   Units transferred              559     (2,344)        55         26
                            ---------  ---------  ---------   --------
Increase (decrease)
   in units
   outstanding                (30,262)    (2,996)   (14,068)    (1,585)
Beginning units               113,930     28,872     19,963      2,718
                            ---------  ---------  ---------   --------
Ending units                   83,668     25,876      5,895      1,133
                            =========  =========  =========   ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                        Columbia
                             Columbia   Marsico
                               High     Focused
                              Yield     Equities
                              Fund,      Fund,       Asset        Global
                             Variable   Variable   Allocation     Growth         Growth
                              Series     Series       Fund         Fund           Fund
                            (Class A)  (Class A)   (Class 2)     (Class 2)     (Class 2)
                            ---------  ---------  -----------  ------------  ------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $  18,078  $  (6,325) $    22,169  $      3,562  $    (77,518)
   Net realized gains
      (losses) from
      securities
      transactions             (6,267)   (28,972)     (64,518)      (41,926)     (243,439)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           16,525    118,997      263,281     1,003,061     2,016,667
                            ---------  ---------  -----------  ------------  ------------
      Increase (decrease)
         in net assets
         from operations       28,336     83,700      220,932       964,697     1,695,710
                            ---------  ---------  -----------  ------------  ------------
From capital
   transactions:
   Net proceeds from
      units sold                   --     13,561           --        30,150        30,331
   Cost of units
      redeemed                (44,048)   (87,984)    (107,821)   (1,028,540)     (735,403)
   Net transfers               44,098     (8,882)     (75,458)     (217,293)     (194,461)
   Contract
      maintenance
      charge                      (78)      (134)        (415)       (1,794)       (1,706)
                            ---------  ---------  -----------  ------------  ------------
      Increase (decrease)
         in net assets
         from capital
         transactions             (28)   (83,439)    (183,694)   (1,217,477)     (901,239)
                            ---------  ---------  -----------  ------------  ------------
Increase (decrease) in
   net assets                  28,308        261       37,238      (252,780)      794,471
Net assets at
   beginning of period        293,312    573,393    2,069,569    10,945,587    10,694,952
                            ---------  ---------  -----------  ------------  ------------
Net assets at end of
   period                   $ 321,620  $ 573,654  $ 2,106,807  $ 10,692,807  $ 11,489,423
                            =========  =========  ===========  ============  ============
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      --      1,209           --         1,508         1,803
   Units redeemed              (2,525)    (8,980)      (7,063)      (50,336)      (42,308)
   Units transferred            2,443       (685)      (4,978)      (10,386)      (10,984)
                            ---------  ---------  -----------  ------------  ------------
Increase (decrease)
   in units
   outstanding                    (82)    (8,456)     (12,041)      (59,214)      (51,489)
Beginning units                17,574     58,840      137,713       519,722       628,545
                            ---------  ---------  -----------  ------------  ------------
Ending units                   17,492     50,384      125,672       460,508       577,056
                            =========  =========  ===========  ============  ============



                                                                       MTB
                                             Growth                  Managed
                               Growth-        and         Mid Cap   Allocation
                                Income       Income        Value      Fund -
                                 Fund      Portfolio     Portfolio   Moderate
                              (Class 2)    (Class VC)   (Class VC)  Growth II
                            ------------  ------------  ----------   ---------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $      6,812  $    (98,987)  $  (1,025)  $    (906)
   Net realized gains
      (losses) from
      securities
      transactions              (351,848)     (387,475)    (32,533)     (8,699)
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments           1,505,605     2,093,080      78,238      19,604
                            ------------  ------------   ---------   ---------
      Increase (decrease)
         in net assets
         from operations       1,160,569     1,606,618      44,680       9,999
                            ------------  ------------   ---------   ---------
From capital
   transactions:
   Net proceeds from
      units sold                  17,783       647,745         226          --
   Cost of units
      redeemed                  (968,140)     (600,890)    (35,755)       (680)
   Net transfers                (295,859)     (136,081)      3,282     (27,650)
   Contract
      maintenance
      charge                      (1,981)       (1,449)        (94)        (24)
                            ------------  ------------   ---------   ---------
      Increase (decrease)
         in net assets
         from capital
         transactions         (1,248,197)      (90,675)    (32,341)    (28,354)
                            ------------  ------------   ---------   ---------
Increase (decrease) in
   net assets                    (87,628)    1,515,943      12,339     (18,355)
Net assets at
   beginning of period        12,870,904     9,972,867     190,371     135,865
                            ------------  ------------   ---------   ---------
Net assets at end of
   period                   $ 12,783,276  $ 11,488,810   $ 202,710   $ 117,510
                            ============  ============   =========   =========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                      1,223        69,153          18          --
   Units redeemed                (64,161)      (57,375)     (2,662)        (78)
   Units transferred             (19,363)       (5,410)        306      (3,036)
                            ------------  ------------   ---------   ---------
Increase (decrease)
   in units
   outstanding                   (82,301)        6,368      (2,338)     (3,114)
Beginning units                  854,158       984,662      16,254      15,143
                            ------------  ------------   ---------   ---------
Ending units                     771,857       991,030      13,916      12,029
                            ============  ============   =========   =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                    FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                               DECEMBER 31, 2010
                                  (continued)

                                            Franklin
                                         Templeton VIP
                              Franklin      Founding                                                   Allocation
                               Income        Funds        Allocation    Allocation      Allocation      Moderate         Real
                             Securities    Allocation      Balanced       Growth         Moderate        Growth         Return
                                Fund          Fund        Portfolio      Portfolio      Portfolio      Portfolio      Portfolio
                             (Class 2)     (Class 2)    (Class 3) (1)  (Class 3) (1)  (Class 3) (1)  (Class 3) (1)  (Class 3) (1)
                            -----------  -------------  -------------  -------------  -------------  -------------  -------------
INCREASE (DECREASE) IN
   NET ASSETS:
From operations:
   Net investment
      income (loss)         $   107,316   $    21,341    $    24,019     $     989     $    18,001     $  10,336     $    12,633
   Net realized gains
      (losses) from
      securities
      transactions              (11,154)      (10,385)         4,478           861          24,926           563           3,697
   Change in net
      unrealized
      appreciation
      (depreciation)
      of investments            154,004       233,076         34,229        26,304          45,053        39,213         (19,898)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
      Increase (decrease)
         in net assets
         from operations        250,166       244,032         62,726        28,154          87,980        50,112          (3,568)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
From capital
   transactions:
   Net proceeds from
      units sold                380,401        73,314      1,521,006       173,447       1,591,501       846,722       1,872,772
   Cost of units
      redeemed                  (91,823)      (76,922)        (3,313)         (529)       (224,638)       (2,645)        (43,895)
   Net transfers                560,123       383,797        127,667         6,370         174,862        85,821         938,127
   Contract
      maintenance
      charge                       (364)         (433)            --            --              --            --             (11)
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
      Increase (decrease)
         in net assets
         from capital
         transactions           848,337       379,756      1,645,360       179,288       1,541,725       929,898       2,766,993
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Increase (decrease) in
   net assets                 1,098,503       623,788      1,708,086       207,442       1,629,705       980,010       2,763,425
Net assets at
   beginning of period        1,843,992     2,360,067             --            --              --            --              --
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Net assets at end of
   period                   $ 2,942,495   $ 2,983,855    $ 1,708,086     $ 207,442     $ 1,629,705     $ 980,010     $ 2,763,425
                            ===========   ===========    ===========     =========     ===========     =========     ===========
ANALYSIS OF INCREASE
   (DECREASE) IN UNITS
   OUTSTANDING:
   Units sold                    38,782         8,403        138,108        18,091         146,395        80,244         164,056
   Units redeemed                (9,447)       (9,007)          (294)          (50)        (19,973)         (248)         (3,838)
   Units transferred             56,634        46,314         11,036           588          16,414         8,277          82,172
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Increase (decrease)
   in units
   outstanding                   85,969        45,710        148,850        18,629         142,836        88,273         242,390
Beginning units                 196,116       278,168             --            --              --            --              --
                            -----------   -----------    -----------     ---------     -----------     ---------     -----------
Ending units                    282,085       323,878        148,850        18,629         142,836        88,273         242,390
                            ===========   ===========    ===========     =========     ===========     =========     ===========

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009

                                   Capital     Government                                        Capital     Government
                        Asset       appre-    and Quality                Natural      Asset       appre-    and Quality
                     Allocation    ciation       Bond        Growth     Resources  Allocation    ciation        Bond        Growth
                      Portfolio   Portfolio    Portfolio    Portfolio   Portfolio   Portfolio   Portfolio    Portfolio    Portfolio
                      (Class 1)   (Class 1)    (Class 1)    (Class 1)   (Class 1)   (Class 3)   (Class 3)    (Class 3)    (Class 3)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)    $   98,562  $  (150,694) $   320,222  $  (22,301) $   (3,285) $   45,898  $  (207,522) $   852,891  $  (53,102)
  Net realized gains
    (losses) from
    securities
    transactions       (402,036)  (1,243,234)      31,116    (964,386)    343,806    (121,798)    (943,782)      54,547  (1,093,477)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments    1,119,625    4,333,260      (84,518)  2,610,831   1,419,552     509,855    5,455,432     (258,853)   3,260,615
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations        816,151    2,939,332      266,820   1,624,144   1,760,073     433,955    4,304,128      648,585    2,114,036
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
From capital
  transactions:
  Net proceeds from
    units sold            4,753        7,055        2,289       3,216       5,793      18,095      242,409      611,772       59,926
  Cost of units
    redeemed           (598,771)  (2,049,158)  (3,090,809)   (645,877)   (409,149)   (123,541)  (1,024,490)  (2,934,056)   (540,323)
  Net transfers        (199,154)    (476,035)    (675,871)   (116,913)    (29,633)    (64,609)    (329,514)   4,283,464    (644,432)
  Contract
    maintenance
    charge               (2,200)      (4,757)      (3,345)     (2,507)     (1,328)       (479)      (2,765)      (4,431)     (1,356)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     (795,372)  (2,522,895)  (3,767,736)   (762,081)   (434,317)   (170,534)  (1,114,360)   1,956,749  (1,126,185)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Increase (decrease)
  in net assets          20,779      416,437   (3,500,916)    862,063   1,325,756     263,421    3,189,768    2,605,334      987,851
Net assets at
  beginning of
  period              4,793,858   10,510,598   12,100,714   5,163,243   3,503,249   2,236,326   12,995,503   26,105,975    6,474,338
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Net assets at end of
  period             $4,814,637  $10,927,035  $ 8,599,798  $6,025,306  $4,829,005  $2,499,747  $16,185,271  $28,711,309  $ 7,462,189
                     ==========  ===========  ===========  ==========  ==========  ==========  ===========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                214          180          118         133         134       1,755       11,611       37,162        3,264
  Units redeemed        (28,531)     (59,267)    (163,277)    (26,742)    (10,021)     (5,791)     (33,967)    (157,503)    (22,272)
  Units transferred     (10,577)     (15,405)     (35,281)     (7,391)     (2,229)     (2,335)      (3,647)     238,365     (26,216)
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Increase (decrease)
  in units
  outstanding           (38,894)     (74,492)    (198,440)    (34,000)    (12,116)     (6,371)     (26,003)     118,024     (45,224)
Beginning units         234,020      326,438      644,341     236,291     105,729     113,415      483,122    1,449,095      316,917
                     ----------  -----------  -----------  ----------  ----------  ----------  -----------  -----------  -----------
Ending units            195,126      251,946      445,901     202,291      93,613     107,044      457,119    1,567,119      271,693
                     ==========  ===========  ===========  ==========  ==========  ==========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                                                          Davis
                        Natural   Aggressive    Alliance               Blue Chip   Capital       Cash      Corporate     Venture
                       Resources    Growth       Growth     Balanced     Growth     Growth    Management      Bond        Value
                       Portfolio   Portfolio   Portfolio    Portfolio  Portfolio  Portfolio   Portfolio    Portfolio    Portfolio
                       (Class 3)   (Class 1)   (Class 1)    (Class 1)  (Class 1)  (Class 1)   (Class 1)    (Class 1)    (Class 1)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (35,750) $  (24,320) $   (97,355) $   69,478  $ (10,409) $  (8,296) $    41,741  $   224,792  $    11,957
  Net realized gains
    (losses) from
    securities
      transactions      (272,868)   (426,362)  (1,224,470)   (300,369)   (34,301)   (38,160)    (186,020)      31,211     (888,825)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     3,485,556   1,025,081    4,820,607     986,511    293,006    234,714       28,212    1,034,938    5,728,618
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations       3,176,938     574,399    3,498,782     755,620    248,296    188,258     (116,067)   1,290,941    4,851,750
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
From capital
  transactions:
  Net proceeds from
   Units sold             61,037         753       27,470       5,826      1,677        600        4,288       99,627       35,873
  Cost of units
    redeemed            (367,154)   (307,883)  (1,814,905)   (646,793)  (247,177)  (220,159)  (3,531,375)  (1,251,275)  (2,875,326)
  Net transfers           64,822     (79,262)    (320,904)    163,028      9,357    (18,041)  (1,179,623)     517,145     (734,298)
  Contract
    maintenance
    charge                (3,252)     (1,409)      (7,062)     (2,254)      (328)      (168)      (2,883)      (1,527)      (9,410)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (244,547)   (387,801)  (2,115,401)   (480,193)  (236,471)  (237,768)  (4,709,593)    (636,030)  (3,583,161)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Increase (decrease)
  in net assets        2,932,391     186,598    1,383,381     275,427     11,825    (49,510)  (4,825,660)     654,911    1,268,589
Net assets at
  beginning of
  period               5,574,546   1,809,108   10,268,696   3,734,308    884,535    606,454   11,013,417    4,699,639   18,798,296
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Net assets at end of
  period              $8,506,937  $1,995,706  $11,652,077  $4,009,735  $ 896,360  $ 556,944  $ 6,187,757  $ 5,354,550  $20,066,885
                      ==========  ==========  ===========  ==========  =========  =========  ===========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               4,852         103        1,118         455        323        107          309        5,325        1,293
  Units redeemed          (9,505)    (35,491)     (73,910)    (49,431)   (52,692)   (38,811)    (258,597)     (66,020)    (108,000)
  Units transferred        3,551     (10,182)     (13,295)     12,607      1,217     (4,295)     (86,268)      28,296      (36,283)
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Increase (decrease)
  in units
  outstanding             (1,102)    (45,570)     (86,087)    (36,369)   (51,152)   (42,999)    (344,556)     (32,399)    (142,990)
Beginning units          189,295     224,748      470,096     300,550    206,094    122,752      801,601      277,466      759,922
                      ----------  ----------  -----------  ----------  ---------  ---------  -----------  -----------  -----------
Ending units             188,193     179,178      384,009     264,181    154,942     79,753      457,045      245,067      616,932
                      ==========  ==========  ===========  ==========  =========  =========  ===========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                       "Dogs" of                Equity                                           Growth
                         Wall      Emerging    Opportu-   Fundamental    Global      Global    Opportu-     Growth-     High-Yield
                        Street      Markets     nities       Growth       Bond      Equities     nities      Income        Bond
                       Portfolio   Portfolio   Portfolio   Portfolio    Portfolio   Portfolio  Portfolio   Portfolio    Portfolio
                       (Class 1)   (Class 1)   (Class 1)   (Class 1)    (Class 1)   (Class 1)  (Class 1)   (Class 1)    (Class 1)
                      ----------  ----------  ----------  -----------  ----------  ----------  ---------  -----------  -----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   33,585  $  (51,687) $   (7,061) $  (42,041)  $   48,189  $   28,391  $  (7,403) $   (10,037) $   316,873
  Net realized gains
    (losses) from
    securities
      transactions      (196,668)   (846,799)   (837,887)   (384,818)     135,570    (337,644)  (114,440)  (1,282,203)  (1,148,134)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       342,195   2,742,093   1,614,996   1,248,961      (53,664)    835,314    185,505    3,036,034    2,226,420
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from
      operations         179,112   1,843,607     770,048     822,102      130,095     526,061     63,662    1,743,794    1,395,159
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
From capital
  transactions:
  Net proceeds from
   Units sold              5,700         375       2,539       3,509       92,633       2,566      1,276        6,694        7,250
  Cost of units
    redeemed            (255,754)   (713,732)   (842,705)   (311,002)    (752,475)   (478,854)   (96,866)  (1,547,824)    (955,477)
  Net transfers           65,921     121,897     (54,727)    (87,532)     169,921    (223,645)   (50,539)    (383,315)   1,419,928
  Contract
    maintenance
    charge                  (563)     (1,236)     (1,135)     (2,146)        (743)     (1,271)      (243)      (4,840)      (1,550)
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (184,696)   (592,696)   (896,028)   (397,171)    (490,664)   (701,204)  (146,372)  (1,929,285)     470,151
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Increase (decrease)
  in net assets           (5,584)  1,250,911    (125,980)    424,931     (360,569)   (175,143)   (82,710)    (185,491)   1,865,310
Net assets at
  beginning of
  period               1,163,088   2,776,870   3,345,205   2,717,945    3,092,067   2,565,924    562,699    8,168,268    3,407,990
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Net assets at end of
  period              $1,157,504  $4,027,781  $3,219,225  $3,142,876   $2,731,498  $2,390,781  $ 479,989  $ 7,982,777  $ 5,273,300
                      ==========  ==========  ==========  ==========   ==========  ==========  =========  ===========  ===========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                 652          41         206         254        4,542         189        306          317          409
  Units redeemed         (28,858)    (49,904)    (64,059)    (24,212)     (36,826)    (30,671)   (22,354)     (75,320)     (59,730)
  Units transferred        7,937       9,501      (6,019)     (7,724)       7,370     (16,223)   (13,079)     (19,682)      85,056
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Increase (decrease)
  in units
  outstanding            (20,269)    (40,362)    (69,872)    (31,682)     (24,914)    (46,705)   (35,127)     (94,685)      25,735
Beginning units          127,465     242,671     268,348     231,949      150,429     173,662    131,247      419,150      242,408
                      ----------  ----------  ----------  ----------   ----------  ----------  ---------  -----------  -----------
Ending units             107,196     202,309     198,476     200,267      125,515     126,957     96,120      324,465      268,143
                      ==========  ==========  ==========  ==========   ==========  ==========  =========  ===========  ===========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                   MFS
                        Interna-    Interna-    Massach-
                         tional      tional      usetts                                                                    Total
                      Diversified  Growth and   Investors   MFS Total     Mid-Cap      Real                   Telecom     Return
                        Equities     Income       Trust      Return       Growth      Estate    Technology    Utility      Bond
                       Portfolio   Portfolio    Portfolio   Portfolio    Portfolio   Portfolio   Portfolio   Portfolio   Portfolio
                       (Class 1)   (Class 1)    (Class 1)   (Class 1)    (Class 1)   (Class 1)   (Class 1)   (Class 1)   (Class 1)
                      -----------  ----------  ----------  -----------  ----------  ----------  ----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   (5,278)  $  (49,420) $   (5,513) $   182,472  $  (35,158) $   11,745   $ (4,125)  $   42,546  $   13,074
  Net realized gains
    (losses) from
    securities
      transactions      (449,029)    (429,254)   (153,113)    (674,357)   (283,770)   (581,580)   (47,834)     (79,676)     26,752
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     1,085,076    1,223,984     889,313    1,717,305   1,104,728     973,853    158,855      318,510     179,732
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         630,769      745,310     730,687    1,225,420     785,800     404,018    106,896      281,380     219,558
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             14,015        7,107       2,117          905       5,558         336        110           --      91,398
  Cost of units
    redeemed            (611,692)    (586,179)   (584,351)  (1,709,618)   (339,110)   (279,703)   (73,940)    (139,008)   (423,025)
  Net transfers         (398,921)    (184,225)   (119,379)    (263,848)    (23,639)   (121,803)   (18,470)     (78,034)    390,773
  Contract
    maintenance
    charge                (1,318)      (1,489)     (1,546)      (3,544)     (1,089)       (720)       (88)        (538)     (1,013)
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (997,916)    (764,786)   (703,159)  (1,976,105)   (358,280)   (401,890)   (92,388)    (217,580)     58,133
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Increase (decrease)
  in net assets         (367,147)     (19,476)     27,528     (750,685)    427,520       2,128     14,508       63,800     277,691
Net assets at
  beginning of
  period               3,806,888    3,508,360   3,675,337    9,179,787   2,195,718   1,971,981    270,717    1,085,585   2,257,658
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Net assets at end of
  period              $3,439,741   $3,488,884  $3,702,865  $ 8,429,102  $2,623,238  $1,974,109   $285,225   $1,149,385  $2,535,349
                      ==========   ==========  ==========  ===========  ==========  ==========   ========   ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               1,296          712         100           38       1,336          57         67           --       3,780
  Units redeemed         (60,683)     (51,272)    (32,983)     (76,143)    (42,623)    (19,659)   (43,686)     (11,619)    (17,525)
  Units transferred      (52,405)     (18,593)     (8,758)     (12,202)     (5,277)     (9,450)   (12,668)      (6,500)     15,879
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Increase (decrease)
  in units
  outstanding           (111,792)     (69,153)    (41,641)     (88,307)    (46,564)    (29,052)   (56,287)     (18,119)      2,134
Beginning units          385,914      329,822     215,894      414,277     313,833     133,956    194,798       97,398      98,057
                      ----------   ----------  ----------  -----------  ----------  ----------   --------   ----------  ----------
Ending units             274,122      260,669     174,253      325,970     267,269     104,904    138,511       79,279     100,191
                      ==========   ==========  ==========  ===========  ==========  ==========   ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                American    American                American
                                                  Funds       Funds     American      Funds
                                                  Asset      Global      Funds       Growth-
                      Aggressive    Alliance   Allocation    Growth      Growth      Income               Blue Chip     Capital
                        Growth       Growth       SAST        SAST        SAST        SAST      Balanced    Growth      Growth
                       Portfolio   Portfolio    Portfolio   Portfolio   Portfolio   Portfolio  Portfolio   Portfolio   Portfolio
                       (Class 3)   (Class 3)    (Class 3)   (Class 3)   (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class 3)
                      ----------  -----------  ----------  ----------  ----------  ----------  ---------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (14,314) $   (89,647) $    9,540  $   36,993  $    8,378  $   40,715  $ 16,236   $  (18,765) $  (37,135)
  Net realized gains
    (losses) from
    securities
      transactions      (142,999)    (177,599)     (2,118)     11,515      60,814      18,268   (22,309)     (39,247)   (168,260)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       463,665    2,735,674     279,252   1,752,316   1,710,080   1,661,656   164,318      436,664   1,016,990
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         306,352    2,468,428     286,674   1,800,824   1,779,272   1,720,639   158,245      378,652     811,595
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             61,632       19,961      91,454     649,165     319,411     437,365    32,250       81,027      31,004
  Cost of units
    redeemed             (53,168)    (915,183)    (28,296)   (223,992)   (156,819)   (206,063)  (94,254)     (56,838)   (128,284)
  Net transfers         (120,899)    (460,946)    456,433     267,097     177,858     451,670   295,070      (32,287)   (136,822)
  Contract
    maintenance
    charge                  (305)      (1,422)       (299)       (998)       (999)     (1,218)     (229)        (368)       (415)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (112,740)  (1,357,590)    519,292     691,272     339,451     681,754   232,837       (8,466)   (234,517)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Increase (decrease)
  in net assets          193,612    1,110,838     805,966   2,492,096   2,118,723   2,402,393   391,082      370,186     577,078
Net assets at
  beginning of
  period                 840,266    6,984,689   1,055,958   4,022,172   4,423,666   5,213,567   592,743    1,135,923   2,135,117
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Net assets at end of
  period              $1,033,878  $ 8,095,527  $1,861,924  $6,514,268  $6,542,389  $7,615,960  $983,825   $1,506,109  $2,712,195
                      ==========  ===========  ==========  ==========  ==========  ==========  ========   ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               6,491        1,856      10,632      74,946      44,090      61,313     3,409       13,692       5,267
  Units redeemed          (6,111)     (37,064)     (3,584)    (27,349)    (20,969)    (29,014)   (6,923)     (11,535)    (22,773)
  Units transferred      (11,538)     (19,648)     55,798      40,490      32,999      73,368    22,278       (8,696)    (25,269)
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Increase (decrease)
  in units
  outstanding            (11,158)     (54,856)     62,846      88,087      56,120     105,667    18,764       (6,539)    (42,775)
Beginning units          106,908      339,943     138,834     549,023     686,499     787,320    48,569      269,789     433,824
                      ----------  -----------  ----------  ----------  ----------  ----------  --------   ----------  ----------
Ending units              95,750      285,087     201,680     637,110     742,619     892,987    67,333      263,250     391,049
                      ==========  ===========  ==========  ==========  ==========  ==========  ========   ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                  Davis      "Dogs" of                 Equity                   Funda-
                         Cash      Corporate     Venture       Wall       Emerging    Opportu-     Foreign      mental      Global
                      Management      Bond        Value       Street      Markets      nities       Value       Growth        Bond
                      Portfolio    Portfolio    Portfolio    Portfolio   Portfolio   Portfolio    Portfolio    Portfolio   Portfolio
                      (Class 3)    (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)    $    90,411  $   888,641  $   (43,133) $   26,306  $  (116,124) $   (7,361) $   158,286  $  (57,147) $   98,147
  Net realized gains
    (losses) from
    securities
      transactions      (137,128)     (37,739)  (1,220,223)   (101,415)  (3,868,479)   (328,543)    (297,841)   (232,327)    176,043
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments      (157,156)   3,842,545    6,563,028     228,745    7,993,614     670,191    3,933,723   1,359,382       1,137
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations        (203,873)   4,693,447    5,299,672     153,636    4,009,011     334,287    3,794,168   1,069,908     275,327
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold            122,451      528,929      459,749      46,840      120,341         491      655,893      69,965     153,783
  Cost of units
    redeemed          (2,456,512)  (1,551,031)  (1,420,658)    (30,147)    (423,430)   (147,771)    (833,494)    (92,073)  (412,003)
  Net transfers        3,725,681    1,081,997     (402,732)    (31,763)  (1,279,697)   (124,038)     113,474     (37,233)    733,689
  Contract
    maintenance
    charge                (1,257)      (3,115)      (3,722)       (269)      (1,766)       (266)      (3,016)       (588)      (707)
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     1,390,363       56,780   (1,367,363)    (15,339)  (1,584,552)   (271,584)     (67,143)    (59,929)    474,762
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Increase (decrease)
  in net assets        1,186,490    4,750,227    3,932,309     138,297    2,424,459      62,703    3,727,025   1,009,979     750,089
Net assets at
  beginning of
  period              11,757,288   16,496,646   17,448,927     896,659    5,754,527   1,319,969   13,190,881   3,290,405   4,884,012
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Net assets at end of
  period             $12,943,778  $21,246,873  $21,381,236  $1,034,956  $ 8,178,986  $1,382,672  $16,917,906  $4,300,384  $5,634,101
                     ===========  ===========  ===========  ==========  ===========  ==========  ===========  ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               9,154       31,634       29,708       4,871        8,639          48       53,587       5,909       8,915
  Units redeemed        (185,681)     (80,838)     (56,168)     (3,313)     (26,791)    (11,091)     (60,909)     (7,747)   (20,633)
  Units transferred      279,604       56,062       (4,334)     (3,527)     (74,923)     (9,815)      24,419      (4,674)     37,207
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Increase (decrease)
  in units
  outstanding            103,077        6,858      (30,794)     (1,969)     (93,075)    (20,858)      17,097      (6,512)     25,489
Beginning units          879,922    1,026,824      770,465     100,495      521,630     110,609    1,053,691     307,030     250,824
                     -----------  -----------  -----------  ----------  -----------  ----------  -----------  ----------  ----------
Ending units             982,999    1,033,682      739,671      98,526      428,555      89,751    1,070,788     300,518     276,313
                     ===========  ===========  ===========  ==========  ===========  ==========  ===========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                                               MFS
                                                                       Interna-     Interna-                Massachu-
                                    Growth                              tional       tional      Marsico      setts
                        Global     Opportu-    Growth-   High-Yield  Diversified   Growth and    Focused   Investors    MFS Total
                       Equities     nities      Income      Bond       Equities      Income      Growth       Trust      Return
                       Portfolio   Portfolio  Portfolio   Portfolio   Portfolio    Portfolio    Portfolio   Portfolio   Portfolio
                       (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)   (Class 3)
                      ----------  ----------  ---------  ----------  -----------  -----------  ----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   16,322  $  (48,010) $ (2,647)  $  214,008  $   (48,709) $  (169,066) $  (16,801) $  (16,064) $  169,348
  Net realized gains
    (losses) from
    securities
      transactions       (42,824)    (73,090)  (65,744)    (241,519)    (343,244)  (1,740,005)   (105,788)    (45,859)   (602,190)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       400,191     672,073   211,266      973,651    2,966,435    4,726,408     551,642   1,146,054   1,631,244
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations         373,689     550,973   142,875      946,140    2,574,482    2,817,337     429,053   1,084,131   1,198,402
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             51,426     249,725     5,122       95,765       63,732      308,552     103,578     408,984      66,632
  Cost of units
    redeemed            (154,510)   (259,185)  (44,905)    (167,806)    (750,462)    (680,908)    (92,452)   (283,125)   (543,800)
  Net transfers          130,743     691,699   (23,585)     359,011     (404,538)     259,297     150,944     636,211     173,468
  Contract
    maintenance
    charge                  (278)       (489)     (155)        (526)      (2,150)      (1,815)       (432)       (593)     (2,049)
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions        27,381     681,750   (63,523)     286,444   (1,093,418)    (114,874)    161,638     761,477    (305,749)
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Increase (decrease)
  in net assets          401,070   1,232,723    79,352    1,232,584    1,481,064    2,702,463     590,691   1,845,608     892,653
Net assets at
  beginning of
  period               1,371,857   2,602,783   572,672    2,126,355   10,202,829    9,864,933   1,500,606   3,526,622   7,919,481
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Net assets at end of
  period              $1,772,927  $3,835,506  $652,024   $3,358,939  $11,683,893  $12,567,396  $2,091,297  $5,372,230  $8,812,134
                      ==========  ==========  ========   ==========  ===========  ===========  ==========  ==========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               3,081      55,327       284        7,062        6,329       32,071      11,403      27,492       4,010
  Units redeemed          (9,461)    (58,688)   (2,135)     (10,795)     (71,268)     (60,269)    (10,968)    (15,960)    (27,238)
  Units transferred        8,013     159,513    (1,034)      25,445      (36,404)      47,030      16,562      46,884       7,458
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Increase (decrease)
  in units
  outstanding              1,633     156,152    (2,885)      21,712     (101,343)      18,832      16,997      58,416     (15,770)
Beginning units           99,132     610,496    32,766      162,434    1,062,717      985,627     192,620     229,069     403,274
                      ----------  ----------  --------   ----------  -----------  -----------  ----------  ----------  ----------
Ending units             100,765     766,648    29,881      184,146      961,374    1,004,459     209,617     287,485     387,504
                      ==========  ==========  ========   ==========  ===========  ===========  ==========  ==========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                 Small &       Small                              Total
                        Mid-Cap       Real       Mid Cap      Company                Telecom     Return      Capital
                         Growth      Estate       Value        Value    Technology   Utility      Bond        Growth     Comstock
                       Portfolio   Portfolio    Portfolio    Portfolio   Portfolio  Portfolio   Portfolio    Portfolio  Portfolio
                       (Class 3)   (Class 3)    (Class 3)    (Class 3)   (Class 3)  (Class 3)   (Class 3)   (Class II)  (Class II)
                      ----------  -----------  -----------  ----------  ----------  ---------  -----------  ----------  ----------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $  (57,766) $    21,142  $  (130,929) $  (42,151) $  (16,795)   $18,365  $    47,804  $   (7,485) $  180,791
  Net realized gains
    (losses) from
    securities
      transactions      (107,665)  (2,452,802)    (426,384)   (387,876)   (103,966)   (30,270)      68,637     (20,267)   (441,794)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments     1,429,261    4,640,787    5,456,522   1,699,026     542,008    148,439      592,758     269,179   1,918,792
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
    Increase
      (decrease) in
      net assets
      from
      operations       1,263,830    2,209,127    4,899,209   1,268,999     421,247    136,534      709,199     241,427   1,657,789
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
From capital
  transactions:
  Net proceeds from
   Units sold             21,358      335,834      562,178     224,929      11,270     16,671    1,449,999         204     402,064
  Cost of units
    redeemed            (246,594)    (344,969)    (694,830)   (343,500)    (87,655)   (17,239)    (284,907)    (31,615)   (365,144)
  Net transfers         (125,105)       3,705     (298,985)    194,947     123,203    (43,550)   3,903,112      65,226     508,881
  Contract
    maintenance
    charge                  (768)      (1,457)      (2,768)       (777)       (317)      (183)        (896)        (98)     (1,175)
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (351,109)      (6,887)    (434,405)     75,599      46,501    (44,301)   5,067,308      33,717     544,626
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Increase (decrease)
  in net assets          912,721    2,202,240    4,464,804   1,344,598     467,748     92,233    5,776,507     275,144   2,202,415
Net assets at
  beginning of
  period               3,322,545    6,211,664   11,661,879   3,792,982     886,741    480,483    5,896,578     354,726   5,399,811
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Net assets at end of
  period              $4,235,266  $ 8,413,904  $16,126,683  $5,137,580  $1,354,489   $572,716  $11,673,085    $629,870  $7,602,226
                      ==========  ===========  ===========  ==========  ==========   ========  ===========   =========  ==========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               2,708       29,561       48,311      34,506       7,804      1,546       80,534          31      47,690
  Units redeemed         (29,737)     (23,479)     (53,694)    (50,958)    (53,318)    (1,517)     (12,543)     (4,094)    (39,565)
  Units transferred      (16,041)      32,206          409      43,944      67,538    (3,184)      182,838       9,425      67,494
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Increase (decrease)
  in units
  outstanding            (43,070)      38,288       (4,974)     27,492      22,024     (3,155)     250,829       5,362      75,619
Beginning units          486,422      451,145    1,039,983     625,812     651,042     43,804      277,340      62,558     625,183
                      ----------  -----------  -----------  ----------  ----------   --------  -----------   ---------  ----------
Ending units             443,352      489,433    1,035,009     653,304     673,066     40,649      528,169      67,920    700,802
                      ==========  ===========  ===========  ==========  ==========   ========  ===========   =========  ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                              Government
                         Growth                                 & High
                          and       Diversified     Equity     Quality                LargeCap    LargeCap    MidCap      Money
                         Income    International    Income       Bond      Income       Blend      Growth      Blend      Market
                       Portfolio      Account       Account     Account    Account   Account II   Account     Account    Account
                       (Class II)    (Class 2)     (Class 2)  (Class 2)   (Class 2)   (Class 2)  (Class 2)   (Class 2)  (Class 2)
                      -----------  -------------  ----------  ---------   ---------  ----------  ---------  ----------  ---------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $   339,954    $   9,714    $   32,685    $   187   $ 24,536    $   (235)   $   (545) $   (1,373) $  (4,424)
  Net realized gains
    (losses) from
    securities
      transactions       (730,564)     (34,634)     (207,107)       (48)    (5,957)     (6,937)       (176)   (128,285)        --
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments      4,054,509      120,949       314,676         18     27,656      28,145      10,585     510,514         --
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
    Increase
      (decrease) in
      net assets
      from
      operations        3,663,899       96,029       140,254        157     46,235      20,973       9,864     380,856     (4,424)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
From capital
  transactions:
  Net proceeds from
   Units sold             596,536           --            --         --         --          --          --          --         --
  Cost of units
    redeemed           (1,154,164)     (22,585)     (207,138)    (2,471)   (66,235)     (3,625)       (627)   (250,353)  (594,581)
  Net transfers           684,465       (1,224)     (146,454)       217        576        (627)         --      (1,208)    57,797
  Contract
    maintenance
    charge                 (2,851)        (146)         (379)       (21)      (117)        (38)         (5)     (1,334)       (62)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
    Increase
      (decrease) in
      net assets
      from capital
      transactions        123,986      (23,955)     (353,971)    (2,275)   (65,776)     (4,290)       (632)   (252,895)  (536,846)
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
Increase (decrease)
  in net assets         3,787,885       72,074      (213,717)    (2,118)   (19,541)     16,683       9,232     127,961   (541,270)
Net assets at
  beginning of
  period               14,909,895      398,229     1,255,089      3,903    328,247      78,807      39,948   1,559,723    720,242
                      -----------    ---------    ----------    -------   --------    --------    --------  ----------  ---------
Net assets at end of
  period              $18,697,780    $ 470,303    $1,041,372    $ 1,785   $308,706    $ 95,490    $ 49,180  $1,687,684  $ 178,972
                      ===========    =========    ==========    =======   ========    ========    ========  ==========  =========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold               60,673           --            --         --         --          --          --          --         --
  Units redeemed         (104,629)      (4,362)      (29,695)      (341)    (8,956)       (748)       (111)    (33,706)   (98,768)
  Units transferred        88,822         (295)      (24,301)        31         49         (98)         --        (196)     9,695
                      -----------    ---------    ----------    -------    -------    --------    --------  ----------  ---------
Increase (decrease)
  in units
  outstanding              44,866       (4,657)      (53,996)      (310)    (8,907)       (846)       (111)    (33,902)   (89,073)
Beginning units         1,453,484       86,227       182,583        555     46,657      17,631       8,350     237,021    119,261
                      -----------    ---------    ----------    -------    -------    --------    --------  ----------  ---------
Ending units            1,498,350       81,570       128,587        245     37,750      16,785       8,239     203,119     30,188
                      ===========    =========    ==========    =======    =======    ========    ========  ==========  =========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                        Principal      Real                       SAM           SAM          SAM        SAM       Short-    SmallCap
                         Capital      Estate        SAM      Conservative  Conservative   Flexible   Strategic     Term     Growth
                      Appreciation  Securities    Balanced     Balanced       Growth       Income      Growth     Income    Account
                         Account      Account    Portfolio     Portfolio     Portfolio    Portfolio  Portfolio   Account       II
                        (Class 2)    (Class 2)   (Class 2)     (Class 2)     (Class 2)    (Class 2)  (Class 2)  (Class 2)  (Class 2)
                      ------------  ----------  -----------  ------------  ------------  ----------  ---------  ---------  ---------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)      $  (2,584)     $   323   $   194,425   $   9,129     $   42,870   $   28,925   $  4,550   $  2,430  $   (308)
  Net realized gains
    (losses) from
    securities
    transactions         (56,709)      (4,296)     (465,921)   (103,353)       (54,418)    (127,336)     1,116         58    (3,549)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       151,883        8,596     2,117,543     152,965        292,776      255,219     50,258        995     8,671
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
    Increase
      (decrease) in
      net assets
      from
      operations          92,590        4,623     1,846,047      58,741        281,228      156,808     55,924      3,483     4,814
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
From capital
  transactions:
  Net proceeds from
    Units sold                --           --            --          --            226           --         --         --        --
  Cost of units
    redeemed            (106,774)      (1,061)   (1,910,973)   (357,883)      (140,282)    (313,397)    (1,987)    (3,169)  (11,762)
  Net transfers          (18,474)        (957)      462,660     (82,693)      (204,884)    (132,497)       724    100,737       135
  Contract
    maintenance
    charge                  (117)         (17)       (4,765)       (359)          (586)        (622)      (107)       (74)      (18)
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
    Increase
      (decrease) in
      net assets
      from capital
      transactions      (125,365)      (2,035)   (1,453,078)   (440,935)      (345,526)    (446,516)    (1,370)    97,494   (11,645)
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Increase (decrease)
  in net assets          (32,775)       2,588       392,969    (382,194)       (64,298)    (289,708)    54,554    100,977    (6,831)
Net assets at
  beginning of
  period                 456,753       20,469     9,843,630     649,805      1,573,396    1,280,792    223,739     41,025    20,944
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Net assets at end of
  period               $ 423,978      $23,057   $10,236,599   $ 267,611     $1,509,098   $  991,084   $278,293   $142,002  $ 14,113
                       =========      =======   ===========   =========     ==========   ==========   ========   ========  ========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                  --           --            --          --             29           --         --         --        --
  Units redeemed         (12,214)        (103)     (240,714)    (58,917)       (17,640)     (42,795)      (247)      (460)   (2,527)
  Units transferred       (2,314)         (99)       56,917     (12,224)       (29,474)     (18,657)        89     14,189        32
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Increase (decrease)
  in units
  outstanding            (14,528)        (202)     (183,797)    (71,141)       (47,085)     (61,452)      (158)    13,729    (2,495)
Beginning units           53,444        1,822     1,283,256     107,666        211,521      175,382     29,030      6,234     5,213
                       ---------      -------   -----------   ---------     ----------   ----------   --------   --------  --------
Ending units              38,916        1,620     1,099,459      36,525        164,436      113,930     28,872     19,963     2,718
                       =========      =======   ===========   =========     ==========   ==========   ========   ========  ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                  Columbia
                      Columbia    Marsico
                         High     Focused
                        Yield     Equities                                                                                MTB
                        Fund,      Fund,       Asset       Global                   Growth-      Growth      Mid Cap     Large
                       Variable   Variable  Allocation     Growth       Growth       Income    and Income     Value       Cap
                        Series     Series      Fund         Fund         Fund         Fund      Portfolio   Portfolio   Growth
                      (Class A)  (Class A)   (Class 2)   (Class 2)    (Class 2)    (Class 2)   (Class VC)  (Class VC)   Fund II
                      ---------  ---------  ----------  -----------  -----------  -----------  ----------  ----------  --------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)      $ 20,400   $ (4,599) $   28,299  $    (6,471) $   (76,777) $    19,955  $  (40,434)  $    (507) $   (316)
  Net realized gains
    (losses) from
    securities
    transactions         (6,238)   (28,967)    (70,716)    (458,203)  (1,000,819)    (975,787)   (404,219)    (18,982)  (30,384)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       66,797    154,998     451,588    3,911,701    4,113,729    3,962,568   1,944,029      60,485    30,412
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
    Increase
      (decrease) in
      net assets
      from
      operations         80,959    121,432     409,171    3,447,027    3,036,133    3,006,736   1,499,376      40,996      (288)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
From capital
  transactions:
  Net proceeds from
    Units sold            2,281      5,000      18,386       23,032       28,372       28,946     292,189         226        --
  Cost of units
    redeemed             (7,056)   (23,738)   (114,741)    (842,084)    (711,105)    (920,985)   (306,114)    (16,049)   (1,381)
  Net transfers          45,618     (4,628)    102,800   (1,055,811)    (764,530)    (640,918)    576,971      28,537   (68,183)
  Contract
    maintenance
    charge                  (53)      (144)       (484)      (2,223)      (2,102)      (2,371)     (1,592)       (127)      (12)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
    Increase
      (decrease) in
      net assets
      from capital
      transactions       40,790    (23,510)      5,961   (1,877,086)  (1,449,365)  (1,535,328)    561,454      12,587   (69,576)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Increase (decrease)
  in net assets         121,749     97,922     415,132    1,569,941    1,586,768    1,471,408   2,060,830      53,583   (69,864)
Net assets at
  beginning of
  period                171,563    475,471   1,654,437    9,375,646    9,108,184   11,399,496   7,912,037     136,788    69,864
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Net assets at end of
  period               $293,312   $573,393  $2,069,569  $10,945,587  $10,694,952  $12,870,904  $9,972,867   $ 190,371  $     --
                       ========   ========  ==========  ===========  ===========  ===========  ==========   =========  ========
ANALYSIS OF INCREASE
  (DECREASE) IN
  UNITS OUTSTANDING:
  Units sold                183        512       1,483        1,393        2,151        2,232      33,849          24        --
  Units redeemed           (481)    (2,797)     (8,641)     (48,025)     (51,133)     (73,419)    (34,492)     (1,620)     (251)
  Units transferred       3,266       (621)      9,532      (59,032)     (58,714)     (54,574)     72,914       3,187   (10,810)
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Increase (decrease)
  in units
  outstanding             2,968     (2,906)      2,374     (105,664)    (107,696)    (125,761)     72,271       1,591   (11,061)
Beginning units          14,606     61,746     135,339      625,386      736,241      979,919     912,391      14,663    11,061
                       --------   --------  ----------  -----------  -----------  -----------  ----------   ---------  --------
Ending units             17,574     58,840     137,713      519,722      628,545      854,158     984,662      16,254        --
                       ========   ========  ==========  ===========  ===========  ===========  ==========   =========  ========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       STATEMENT OF CHANGES IN NET ASSETS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2009
                                   (continued)

                                                                                      Franklin
                                     MTB          MTB          MTB                 Templeton VIP
                                   Managed      Managed      Managed    Franklin      Founding
                      MTB Large  Allocation   Allocation   Allocation    Income        Funds
                         Cap       Fund -       Fund -       Fund -    Securities    Allocation
                        Value    Aggressive  Conservative   Moderate      Fund          Fund
                       Fund II    Growth II    Growth II    Growth II   (Class 2)    (Class 2)
                      ---------  ----------  ------------  ----------  ----------  -------------
INCREASE (DECREASE)
  IN NET ASSETS:
From operations:
  Net investment
    income (loss)     $    (116)  $    (495)   $    (57)   $  (1,805)  $   76,616    $   25,059
  Net realized gains
    (losses) from
    securities
    transactions       (107,646)   (108,961)     (5,236)     (27,197)     (51,088)     (171,723)
  Change in net
    unrealized
    appreciation
    (depreciation)
    of investments       98,243      90,902       3,706       50,183      369,900       630,067
                      ---------   ---------    --------    ---------   ----------    ----------
    Increase
      (decrease) in
      net assets
      from
      operations         (9,519)    (18,554)     (1,587)      21,181      395,428       483,403
                      ---------   ---------    --------    ---------   ----------    ----------
From capital
  transactions:
  Net proceeds from
    Units sold               --          --          --           --      129,779        27,364
  Cost of units
    redeemed             (1,370)       (322)        (39)        (879)     (39,942)      (57,140)
  Net transfers        (147,049)    (95,442)    (17,029)     (11,538)     527,992       364,784
  Contract
    maintenance
    charge                   (9)         --          --          (32)        (297)         (470)
                      ---------   ---------    --------    ---------   ----------    ----------
    Increase
      (decrease) in
      net assets
      from capital
      transactions     (148,428)    (95,764)    (17,068)     (12,449)     617,532       334,538
                      ---------   ---------    --------    ---------   ----------    ----------
Increase (decrease)
  in net assets        (157,947)   (114,318)    (18,655)       8,732    1,012,960       817,941
Net assets at
  beginning of
  period                157,947     114,318      18,655      127,133      831,032     1,542,126
                      ---------   ---------    --------    ---------   ----------    ----------
Net assets at end of
  period              $      --   $      --    $     --    $ 135,865   $1,843,992    $2,360,067
                      =========   =========    ========    =========   ==========    ==========
ANALYSIS OF INCREASE
  (DECREASE)
  IN UNITS
  OUTSTANDING:
  Units sold                 --          --          --           --       15,515         3,278
  Units redeemed           (261)        (63)         (5)        (117)      (5,024)       (7,859)
  Units transferred     (27,013)    (18,682)     (2,272)      (2,272)      67,549        49,691
                      ---------   ---------    --------    ---------   ----------    ----------
Increase (decrease)
  in units
  outstanding           (27,274)    (18,745)     (2,277)      (2,389)      78,040        45,110
Beginning units          27,274      18,745       2,277       17,532      118,076       233,058
                      ---------   ---------    --------    ---------   ----------    ----------
Ending units                 --          --          --       15,143      196,116       278,168
                      =========   =========    ========    =========   ==========    ==========

     The accompanying notes are an integral part of the financial statements

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION

     FS Variable Separate Account of First SunAmerica Life Insurance Company (the "Separate Account") is an investment account of First SunAmerica Life Insurance Company (the "Company"). The Company is a direct wholly owned subsidiary of SunAmerica Life Insurance Company, which is a subsidiary of SAFG Retirement Services, Inc. (formerly known as AIG Retirement Services, Inc.), the retirement services and asset management organization within American International Group, Inc. ("American International Group"). American International Group is a holding company, which through its subsidiaries is engaged in a broad range of insurance and insurance-related activities, financial services, retirement savings and asset management. AIG Retirement Services, Inc. changed its name to SAFG Retirement Services, Inc. on June 10, 2010. The Separate Account is registered as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

     The Separate Account offers the following variable annuity products: FSA Advisor, FSA Polaris, FSA Polaris II, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage, FSA Polaris Choice, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris Preferred Solution, and FSA WM Diversified Strategies III.

     The Separate Account contracts are sold through the Company's affiliated broker-dealers, independent broker-dealers, full-service securities firms and financial institutions. The distributor of these contracts is SunAmerica Capital Services, Inc., an affiliate of the Company, except for FSA WM Diversified Strategies III, for which the distributor is Principal Funds Distributor, Inc. No underwriting fees are paid in connection with the distribution of these contracts.

     The Separate Account is composed of a total of 106 variable portfolios of different classes (the "Variable Accounts"). Each of the Variable Accounts is invested solely in the shares of one of the following: (1) the ten currently available Class 1 and Class 3 investment portfolios of the Anchor Series Trust (the "Anchor Trust"), (2) the sixty currently available Class 1 and Class 3 investment portfolios of the SunAmerica Series Trust (the "SunAmerica Trust"), (3) the three currently available Series II investment portfolios of the Invesco Variable Insurance Funds (the "Invesco Funds"),
     (4) the seventeen currently available Class 2 investment portfolios of the Principal Variable Contracts Funds, Inc. (the "Principal Funds"), (5) the two currently available Class A investment portfolios of the Columbia Funds Variable Insurance Trust I (the "Columbia Trust I"), (6) the four currently available Class 2 investment portfolios of American Funds Insurance Series (the "American Series"), (7) the two currently available Class VC investment portfolio of the Lord Abbett Series Fund, Inc. (the "Lord Abbett Fund"), (8) the one currently available investment portfolio of the MTB Group of Funds (the "MTB Trust"), (9) the two currently available Class 2 investment portfolios of the Franklin Templeton Variable Insurance Products Trust (the "Franklin Templeton Trust"), or (10) the five currently available Class 3 investment

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION (continued)

     portfolios of the Seasons Series Trust (the "Seasons Trust"). The primary difference between the classes of the Variable Accounts is that the Class 3 shares in the Anchor Trust, the SunAmerica Trust, and the Seasons Trust, the Class 2 shares in the American Series and the Principal Funds, the shares in the MTB Trust, the Class 2 shares in the Franklin Templeton Trust, and the Class II shares in the Invesco Funds are subject to 12b-1 fees of 0.25%, of each classes' average daily net assets, while the Class 1 shares are not subject to 12b-1 fees. The Class VC share of the Lord Abbett Fund and the Class A shares of the Columbia Trust I are not subject to 12b-1 fees. The American Series, the Anchor Trust, the Lord Abbett Fund, the SunAmerica Trust, the Invesco Funds, the Principal Funds, the Columbia Trust I, the MTB Trust, the Franklin Templeton Trust, and the Seasons Trust (collectively referred to as the "Trusts") are diversified, open-ended investment companies, which retain investment advisers to assist in their investment activities. The Anchor Trust, SunAmerica Trust, and Seasons Trust are affiliated investment companies. The contractholder may elect to have payments allocated to one of the offered guaranteed-interest funds of the Company (the "General Account"), which are not a part of the Separate Account. The financial statements include balances allocated by contractholders to the Variable Accounts and do not include balances allocated to the General Account.

     Prior to June 30, 2009, the Principal Capital Appreciation Account was formerly named West Coast Equity Account.

     On October 23, 2009 the MidCap Stock Account of the Principal Funds was merged with and into the MidCap Blend Account. On that date, all assets and liabilities of the MidCap Stock Account were transferred to the MidCap Blend Account in exchange for shares of the MidCap Blend Account with the same net assets value as the net assets transferred. The unit value of each Variable Account remained the same and the merger was a tax-free reorganization.

     One June 1, 2010, the portfolios of the Van Kampen Life Investment Trust (the "Van Kampen Trust") were reorganized into the Invesco Funds. On that date, the Variable Accounts that invested in portfolios of the Van Kampen Trust exchanged their shares in the portfolios of the Van Kampen Trust for shares with an equal value in similar portfolios of the Invesco Funds. The predecessor and current portfolios before and after the changes are listed below.

Predecessor Van Kampen Trust Portfolio   Current Invesco Funds Portfolio
--------------------------------------   ----------------------------------------------
Capital Growth Portfolio                 Invesco Van Kampen V.I. Capital Growth Fund
Comstock Portfolio                       Invesco Van Kampen V.I. Comstock Fund
Growth and Income Portfolio              Invesco Van Kampen V.I. Growth and Income Fund

     Prior to July 16, 2010, the Government & High Quality Bond Account was formerly named Mortgage Securities Account.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT ACCOUNTING AND VALUATION: The investments are stated at the net asset value of each of the portfolios of the Trusts as determined at the close of the business day. Purchases and sales of shares of the portfolios are valued at the net asset values of such portfolios, which value their investment securities at fair value, on the date the shares are purchased or sold. Dividends and capital gains distributions are recorded on the ex-distribution date. Realized gains and losses on the sale of investments in the Trusts are recognized at the date of sale and are determined on a first-in, first-out basis. Accumulation unit values are computed daily based on total net assets of the portfolios.

     FEDERAL INCOME TAXES: The Company qualifies for federal income tax treatment granted to life insurance companies under subchapter L of the Internal Revenue Service Code (the "Code"). The operations of the Separate Account are part of the total operations of the Company and are not taxed separately. Under the current provisions of the Code, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent that the earnings are credited under the contracts. Based on this, no charge is being made currently to the Separate Account for federal income taxes. The Separate Account is not treated as a regulated investment company under the Code.

     USE OF ESTIMATES: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

     RESERVES FOR CONTRACTS IN PAYOUT (ANNUITIZATION) PERIOD: Net assets allocated to contracts in the payout period are based on the Annuity 2000 Mortality Table, the 1971 Individual Mortality Table and the 1983(a) Individual Mortality Table depending on the calendar year of annuitization as well as other assumptions, including provisions for the risk of adverse deviation from assumptions. An assumed interest rate of 3.5% is used in determining annuity payments for all products.

     The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of the annuitant than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company. The mortality risk during the year did not result in greater longevity of the annuitant than expected. Therefore, there were no transfers to the Separate Accounts by the Company during each of the two fiscal years.

     Annuity benefit payments are recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     RECENT ACCOUNTING PRONOUNCEMENTS: In June 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (Codification). The

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     Codification will become the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification does not change GAAP and will not have an affect on the Statement of Assets and Liabilities, Schedule of Portfolio Investments, Statement of Operations, and Statement of Changes in Net Assets.

3.   FAIR VALUE MEASUREMENTS

     Assets and liabilities recorded at fair value in the Separate Account balance sheet are measured and classified in a hierarchy for disclosure purposes consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values as discussed below. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Separate Account's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgments. In making the assessment, the Separate Account considers factors specific to the asset or liability.

     Level 1--Fair value measurements that are quoted prices (unadjusted) in active markets that the Separate Account has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Separate Account does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include government and agency securities, actively traded listed common stocks and derivative contracts, most separate account assets and most mutual funds.

     Level 2--Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liability in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government securities, most investment-grade and high-yield corporate bonds, certain asset backed securities, certain listed equities, state, municipal and provincial obligations, hybrid securities, and derivative contracts.

     Level 3--Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 principally include fixed maturities.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

3.   FAIR VALUE MEASUREMENTS (continued)

     The Separate Account assets measured at fair value as of December 31, 2010 consist of investments in trusts, which are registered and open-end mutual funds that generally trade daily and are measured at fair value using quoted prices in active markets for identical assets, which are classified as Level 1. The Separate Account had no liabilities as of December 31, 2010. See the Schedule of Portfolio Investments for the table presenting information about assets measured at fair value on a recurring basis at December 31, 2010, and indicating the levels of the fair value measurement based on the levels of the inputs used. As all assets of the Separate Account are classified as Level 1, no reconciliation of Level 3 assets and change in unrealized gains (losses) for Level 3 assets still held as of December 31, 2010, is presented.

4.   CHARGES AND DEDUCTIONS

     Charges and deductions are applied against the current value of the Separate Account and are paid as follows:

     WITHDRAWAL CHARGE: Each contract provides that in the event that a contract holder withdraws all or a portion of the contract value during the surrender charge period, withdrawal charges may be assessed on the excess of the free withdrawal amounts as defined in the contract. The withdrawal charges are based on tables of charges applicable to the contracts, with a maximum charge of up to 9% of any amount withdrawn that exceeds the free withdrawal amount, and are recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. There are no withdrawal charges under the FSA Advisor contract.

     CONTRACT MAINTENANCE CHARGE: An annual contract maintenance charge of $30 or $35 (which may vary based on State) is charged against certain contracts, which reimburses the Company for expenses incurred in establishing and maintaining records relating to the contract. The contract maintenance fee will be assessed on each anniversary during the accumulation phase. In the event that a total surrender of contract value is made, the entire charge will be assessed as of the date of surrender, and deducted from that withdrawal. The contract maintenance charge is recorded as a charge in the accompanying Statement of Changes in Net Assets. There are no contract maintenance charges under the FSA Advisor contract.

     SEPARATE ACCOUNT ANNUAL CHARGE: The Separate Account deducts a separate account annual charge comprised of mortality and expense risk charges and distribution expense charges, computed on a daily basis. Separate account annual charges are recorded as a charge in the Statement of Operations. The total annual rates of the net asset value of each portfolio, depending on any optional death benefits elected for each product, is as follows: FSA Advisor 1.52%; FSA Polaris 1.52%; FSA Polaris II 1.52%; FSA Polaris II A-Class

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     Platinum Series 0.85%; FSA Polaris Advantage 1.65% or 1.90%; FSA Polaris Choice 1.52% or 1.72%; FSA Polaris Choice III 1.52% or 1.77%; FSA Polaris Platinum III 1.30% or 1.55%; FSA Polaris Preferred Solution 1.00%, 1.15%, 1.25%, 1.40%, 1.55%, 1.65% or 1.80%; FSA WM Diversified Strategies III 1.55% or 1.70%. The mortality risk charge is compensation for the mortality risks assumed by the Company from its contractual obligations to make annuity payments after the contract has annuitized for the life of the annuitant and to provide the standard death benefit. The expense risk charge is compensation for assuming the risk that the current contract administration charges will be insufficient in the future to cover the cost of administering the contract. The distribution expense is deducted at an annual rate of 0.15% of the net asset value of each portfolio and is included in the respective separate account annual charge rate. This is for all expenses associated with the distribution of the contract. If this charge is not sufficient to cover the cost of distributing the contract, the Company will bear the loss.

     TRANSFER FEE: A transfer fee of $25 ($10 in Pennsylvania and Texas), depending on the contract provisions, may be assessed on each transfer of funds in excess of the maximum transactions allowed within a contract year and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     CAPITAL PROTECTOR FEE: The optional Capital Protector Program offered in FSA Polaris II, FSA Polaris Advantage, FSA Polaris Choice, FSA Polaris Choice III, FSA Polaris Preferred Solution and FSA WM Diversified Strategies III, provides a guaranteed minimum contract value at the end of an applicable waiting period. The annual fee ranges from 0.25% to 0.65% of the contract value minus purchase payments received after the 90th day from the contract issue date. The fee is deducted quarterly from the contract value during the waiting period, and is recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets.

     MARKETLOCK, MARKETLOCK FOR TWO, INCOME REWARDS, MARKETLOCK FOR LIFE PLUS, MARKETLOCK INCOME PLUS, MARKETLOCK FOR LIFE FEE: The optional MarketLock, MarketLock for Two, Income Rewards, MarketLock for Life Plus, MarketLock Income Plus and MarketLock for Life features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The MarketLock feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage and FSA Polaris Preferred Solution. The MarketLock for Two feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, and FSA Polaris Preferred Solution. The Income Rewards feature is offered in FSA Polaris II, FSA Polaris Choice, FSA WM Diversified Strategies III, FSA Polaris Choice III, and FSA Polaris Preferred Solution. The annual fee ranges from 0.50% to 0.65% for MarketLock, 0.40% for MarketLock for Two prior to the first withdrawal and 0.80% after the first withdrawal and 0.65% for Income Rewards in years 0-7 and 0.45% in years 8-10, of the

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and is recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first two years, adjusted for withdrawals or the maximum anniversary date contract value occurring in the first ten contract years, adjusted for withdrawals.

     The MarketLock for Life Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Advantage, FSA Polaris Platinum III, FSA Polaris II A-Class Platinum Series, and FSA Polaris Preferred Solution. The annual fee ranges from 0.65% to 0.95% for one covered person and from 0.90% to 1.25% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock Income Plus feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris Advantage, FSA Polaris II A-Class Platinum Series, and FSA Polaris Preferred Solution. The annual fee ranges from 0.85% to 1.10% for one covered person and from 1.10% to 1.35% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as a redemption in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock Income Plus is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year plus a bonus, if eligible, or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

     The MarketLock For Life feature is offered in FSA Polaris II, FSA Polaris Choice III, FSA Polaris Platinum III, FSA Polaris II A-Class Platinum Series, FSA Polaris Advantage, and FSA Polaris Preferred Solution. The annual fee is 0.70% for one covered person and 0.95% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The Maximum Anniversary Value Benefit Base for MarketLock for Life is calculated as the greater of purchase payments made in the first contract year and purchase payments made in contract years 2-5, capped at 100% of purchase payments made in the first year or the highest anniversary date contract value less purchase payments in years 2-5 over the first year purchase payments.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

4.   CHARGES AND DEDUCTIONS (continued)

     SUNAMERICA INCOME PLUS AND SUNAMERICA INCOME BUILDER FEE: The optional SunAmerica Income Plus and SunAmerica Income Builder features provide a guaranteed withdrawal stream by locking in market gains during an applicable evaluation period. The SunAmerica Income Plus and SunAmerica Income Builder features are offered in FSA Polaris Platinum III, FSA Polaris Choice III, FSA Polaris Advantage and FSA Polaris Preferred Solution. The annual fee is initially 2.20% for one covered person and 2.70% for two covered persons, of the Maximum Anniversary Value Benefit Base, deducted quarterly from the contract value and recorded as cost of units redeemed in the accompanying Statement of Changes in Net Assets. The fee may change after the first year based on an index of market volatility. The Maximum Anniversary Value Benefit Base is calculated as the greater of eligible purchase payments received during the first five years, adjusted for withdrawals plus a credit, if eligible, or the maximum anniversary date contract value.

     PREMIUM TAXES: Certain states charge the Company a premium tax on purchase payments up to a maximum of 3.5%. Some states assess premium taxes at the time purchase payments are made; whereas some states assess premium taxes at the time annuity payments begin or at the time of surrender. There are certain states that do not assess premium taxes. The Company currently deducts premium taxes upon annuitization; however, it reserves the right to deduct any premium taxes when a purchase payment is made or upon surrender of the contract. Premium taxes are deducted from purchases when a contract annuitizes in the Statement of Changes in Net Assets.

     SEPARATE ACCOUNT INCOME TAXES: The Company currently does not maintain a provision for taxes, but has reserved the right to establish such a provision for taxes in the future if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account.

5.   PURCHASES AND SALES OF INVESTMENTS

     The aggregate cost of the Trusts' shares acquired and the aggregate proceeds from shares sold during the period ended December 31, 2010 consist of the following:

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
ANCHOR TRUST:
Asset Allocation Portfolio (Class 1)                       $      191,895   $     852,866
Capital Appreciation Portfolio (Class 1)                          207,071       2,322,292
Government and Quality Bond Portfolio (Class 1)                   764,297       2,789,209
Growth Portfolio (Class 1)                                        132,625       1,502,979

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
ANCHOR TRUST (continued):
Natural Resources Portfolio (Class 1)                      $      603,211   $     978,727
Asset Allocation Portfolio (Class 3)                              391,889         218,870
Capital Appreciation Portfolio (Class 3)                        1,537,457       2,584,485
Government and Quality Bond Portfolio (Class 3)                 6,529,310       5,420,108
Growth Portfolio (Class 3)                                        278,313       1,215,427
Natural Resources Portfolio (Class 3)                           1,114,956       1,504,581
SUNAMERICA TRUST:
Aggressive Growth Portfolio (Class 1)                      $       41,309   $     424,001
Alliance Growth Portfolio (Class 1)                               223,281       2,162,411
Balanced Portfolio (Class 1)                                      128,045         814,239
 Blue Chip Growth Portfolio (Class 1)                             115,569         302,952
Capital Growth Portfolio (Class 1)                                 17,665         170,124
Cash Management Portfolio (Class 1)                             2,023,344       3,738,596
Corporate Bond Portfolio (Class 1)                                688,584       1,561,455
Davis Venture Value Portfolio (Class 1)                           213,625       3,035,663
"Dogs" of Wall Street Portfolio (Class 1)                         163,578         205,695
Emerging Markets Portfolio (Class 1)                              155,129         672,645
Equity Opportunities Portfolio (Class 1)                           41,618       1,046,311
Fundamental Growth Portfolio (Class 1)                             20,523         707,719
Global Bond Portfolio (Class 1)                                   427,708         684,310
Global Equities Portfolio (Class 1)                               179,874         452,521
Growth Opportunities Portfolio (Class 1)                           35,852         123,360
Growth-Income Portfolio (Class 1)                                  90,680       1,243,578
High-Yield Bond Portfolio (Class 1)                             1,000,190       1,534,661
International Diversified Equities Portfolio (Class 1)            199,749         552,986
International Growth and Income Portfolio (Class 1)               168,672         711,285
MFS Massachusetts Investors Trust Portfolio (Class 1)              69,383         675,231
MFS Total Return Portfolio (Class 1)                              276,028       1,686,315
Mid-Cap Growth Portfolio (Class 1)                                 34,941         585,022
Real Estate Portfolio (Class 1)                                   222,809         495,886
Technology Portfolio (Class 1)                                     51,687          89,456

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
SUNAMERICA TRUST (continued):
Telecom Utility Portfolio (Class 1)                        $       45,744   $     272,558
Total Return Bond Portfolio (Class 1)                             439,629         405,779
Aggressive Growth Portfolio (Class 3)                             425,374         297,776
Alliance Growth Portfolio (Class 3)                               294,634       1,340,545
American Funds Asset Allocation SAST Portfolio (Class 3)          588,412         139,341
American Funds Global Growth SAST Portfolio (Class 3)           3,865,843         916,425
American Funds Growth SAST Portfolio (Class 3)                  1,516,977         716,497
American Funds Growth-Income SAST Portfolio (Class 3)             835,364         678,005
Balanced Portfolio (Class 3)                                      150,408         139,540
Blue Chip Growth Portfolio (Class 3)                              904,146         254,027
 Capital Growth Portfolio (Class 3)                               243,622         353,038
Cash Management Portfolio (Class 3)                             3,168,538       7,770,323
Corporate Bond Portfolio (Class 3)                              5,768,107       4,156,160
Davis Venture Value Portfolio (Class 3)                         2,022,510       2,865,266
"Dogs" of Wall Street Portfolio (Class 3)                         227,263         184,819
Emerging Markets Portfolio (Class 3)                            1,725,452       1,926,529
Equity Opportunities Portfolio (Class 3)                           27,253         268,692
Foreign Value Portfolio (Class 3)                               4,763,866       2,284,893
Fundamental Growth Portfolio (Class 3)                            240,848         712,268
Global Bond Portfolio (Class 3)                                 2,461,554       1,456,269
Global Equities Portfolio (Class 3)                               595,295         344,044
Growth Opportunities Portfolio (Class 3)                        1,358,143         759,669
Growth-Income Portfolio (Class 3)                                  21,395          74,590
High-Yield Bond Portfolio (Class 3)                             1,208,063         576,950
International Diversified Equities Portfolio (Class 3)          1,055,241       1,646,831
International Growth and Income Portfolio (Class 3)             1,678,006       2,001,312
Marsico Focused Growth Portfolio (Class 3)                        572,907         258,377
MFS Massachusetts Investors Trust Portfolio (Class 3)           2,226,739         632,118
MFS Total Return Portfolio (Class 3)                              819,711         965,584
Mid-Cap Growth Portfolio (Class 3)                                806,040         666,232

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
SUNAMERICA TRUST (continued):
Real Estate Portfolio (Class 3)                            $    1,860,822   $   1,565,801
Small & Mid Cap Value Portfolio (Class 3)                       3,692,671       3,741,653
Small Company Value Portfolio (Class 3)                         1,559,231       1,194,118
Technology Portfolio (Class 3)                                    154,122         184,194
Telecom Utility Portfolio (Class 3)                               116,787         146,030
Total Return Bond Portfolio (Class 3)                           9,363,409       2,645,537
INVESCO FUNDS (Series II):
Invesco Van Kampen V.I. Capital Growth Fund                $      622,145   $     340,008
Invesco Van Kampen V.I. Comstock Fund                           2,052,931       1,111,571
Invesco Van Kampen V.I. Growth and Income Fund                  2,934,510       2,761,542
PRINCIPAL FUND, INC. (Class 2):
Diversified International Account                          $        5,543   $      49,686
Equity Income Account                                              27,921         265,595
Government & High Quality Bond Account                              9,415              89
Income Account                                                     57,943          66,973
LargeCap Blend Account II                                           2,498          10,680
LargeCap Growth Account                                                 0          11,737
MidCap Blend Account                                               57,842         470,456
Money Market Account                                              159,603         133,575
Principal Capital Appreciation Account                             12,077          96,898
Real Estate Securities Account                                        437          15,636
SAM Balanced Portfolio                                            429,818       2,044,448
SAM Conservative Balanced Portfolio                                99,872          25,084
SAM Conservative Growth Portfolio                                  53,266         208,722
SAM Flexible Income Portfolio                                      52,420         286,822
SAM Strategic Growth Portfolio                                      7,029          34,977
Short-Term Income Account                                           2,257         106,259
SmallCap Growth Account II                                            123           8,148
COLUMBIA TRUST I (Class A):
Columbia High Yield Fund, Variable Series                  $       98,000   $      79,950

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

5.   PURCHASES AND SALES OF INVESTMENTS (continued)

                                                           Cost of Shares   Proceeds from
Variable Accounts                                             Acquired       Shares Sold
-----------------                                          --------------   -------------
COLUMBIA TRUST I (Class A) (continued):
Columbia Marsico Focused Equities Fund, Variable Series    $       21,134   $     110,898
AMERICAN SERIES (Class 2):
Asset Allocation Fund                                      $       51,484   $     213,010
Global Growth Fund                                                520,998       1,734,914
Growth Fund                                                       387,985       1,366,742
Growth-Income Fund                                                372,152       1,613,535
LORD ABBETT FUND (Class VC):
Growth and Income Portfolio                                $    1,310,561   $   1,500,223
Mid Cap Value Portfolio                                            28,291          61,657
MTB TRUST:
MTB Managed Allocation Fund - Moderate Growth II           $       13,182   $      42,443
FRANKLIN TEMPLETON TRUST (Class 2):
Franklin Income Securities Fund                            $    1,234,352   $     278,699
Franklin Templeton VIP Founding Funds Allocation Fund             591,037         189,717
SEASONS TRUST (Class 3):
Allocation Balanced Portfolio (1)                          $    1,793,503   $     124,124
Allocation Growth Portfolio (1)                                   188,147           7,870
Allocation Moderate Portfolio (1)                               1,913,261         353,535
Allocation Moderate Growth Portfolio (1)                          954,531          14,297
Real Return Portfolio (1)                                       2,955,081         175,455

(1)  For the period from January 19, 2010 (inception) to December 31, 2010.

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

6.   OTHER MATTERS

     On March 8, 2010, American International Group announced a definitive agreement for the sale of American Life Insurance Company ("ALICO"), one of the world's largest and most diversified international life insurance companies, to MetLife, Inc. ("MetLife") for approximately $15.5 billion, including $6.8 billion in cash and the remainder in equity securities of MetLife, subject to closing adjustments. The ALICO sale closed on November 1, 2010. The fair value of the consideration at closing was approximately $16.2 billion.

     American International Group closed the sale of a portion of its asset management business to Pacific Century Group at the end of March 2010, and the divested portion of the asset management business has been branded as PineBridge Investments. In connection with the closing of the sale, the Company's investment advisory agreement previously entered into with AIG Global Investment Corp. was assigned to AIG Asset Management (U.S.), LLC ("AMG"), an American International Group affiliate, and the majority of the Company's invested assets are currently managed by AMG.

     On September 30, 2010, American International Group entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the Federal Reserve Bank of New York (the "New York Fed"), and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize American International Group (the "Recapitalization"). American International Group completed the Recapitalization on January 14, 2011 (see note 7).

     On October 29, 2010, American International Group completed an initial public offering of 8.08 billion ordinary shares of AIA Group Limited for aggregate gross proceeds of approximately $20.51 billion. Upon completion of the initial public offering, American International Group owned approximately thirty-three percent of AIA Group Limited's outstanding shares.

     Additional information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding American International Group as described in these footnotes is qualified by regulatory filings American International Group files from time to time with the SEC.

7.   SUBSEQUENT EVENTS

     On January 14, 2011, American International Group completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, American International Group repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under American International Group's revolving credit facility with the New York Fed (the "New York Fed

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of American International Group's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of American International Group common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of American International Group's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of American International Group common stock; and (iii) the shares of American International Group's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for
     (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of American International Group's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of American International Group common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued American International Group common stock, representing ownership of approximately 92 percent of the outstanding American International Group common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of American International Group common stock on the open market.

     On March 10, 2011, American International Group submitted a binding bid to the New York Fed to purchase all of the residential mortgage backed securities ("RMBS") owned by Maiden Lane II LLC for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other American International Group companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining American International Group's offer to purchase all of the RMBS held in the Maiden Lane II portfolio and instead would sell these securities through a competitive process.

     On March 30, 2011, American International Group and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that American International Group would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage. The CMA will replace an existing support agreement in

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

7.   SUBSEQUENT EVENTS (continued)

     effect between American International Group and the Company, which agreement will be terminated by American International Group in accordance with its terms on April 24, 2011

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES

     A summary of unit values and units outstanding for variable accounts and the expense ratios, excluding expenses of the underlying funds, total return and investment income ratios for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006, follows:

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Asset Allocation Portfolio (Class 1)
2010    167,038           27.67      4,621,742           1.52%   2.66%                      12.14%
2009    195,126           24.68      4,814,637           1.52%   3.72%                      20.46%
2008    234,020           20.49      4,793,858           1.52%   2.96%                     -24.21%
2007    312,307           27.03      8,441,259           1.52%   2.73%                       6.81%
2006    394,248           25.31      9,977,259           1.52%   3.26%                       9.64%
Capital Appreciation Portfolio (Class 1)
2010    208,358           52.43     10,923,513           1.52%   0.13%                      20.88%
2009    251,946           43.37     10,927,035           1.52%   0.00%                      34.70%
2008    326,438           32.20     10,510,598           1.52%   0.00%                     -41.25%
2007    431,219           54.81     23,633,281           1.52%   0.33%                      25.78%
2006    541,588           43.57     23,597,538           1.52%   0.14%                       9.74%
Government and Quality Bond Portfolio (Class 1)
2010    335,382           19.94      6,688,777           1.52%   3.72%                       3.41%
2009    445,901           19.28      8,599,798           1.52%   4.56%                       2.69%
2008    644,341           18.78     12,100,714           1.52%   3.96%                       2.76%
2007    774,986           18.27     14,162,953           1.52%   3.74%                       4.69%
2006    938,287           17.46     16,379,702           1.52%   3.58%                       1.74%
Growth Portfolio (Class 1)
2010    158,514           33.48      5,308,109           1.52%   0.69%                      12.42%
2009    202,291           29.78      6,025,306           1.52%   1.10%                      36.31%
2008    236,291           21.85      5,163,243           1.52%   0.73%                     -41.32%
2007    309,303           37.23     11,517,240           1.52%   0.69%                       8.53%
2006    373,400           34.31     12,810,872           1.52%   0.60%                      11.58%
Natural Resources Portfolio (Class 1)
2010     81,131           59.04      4,789,715           1.52%   0.87%                      14.45%
2009     93,613           51.58      4,829,005           1.52%   1.44%                      55.68%
2008    105,729           33.13      3,503,249           1.52%   0.89%                     -50.56%
2007    140,008           67.01      9,382,357           1.52%   1.09%                      38.09%
2006    178,574           48.53      8,665,254           1.52%   0.62%                      23.05%
Asset Allocation Portfolio (Class 3)
2010    112,788  15.32 to 26.73(4)   2,954,106  0.85% to 1.77%   2.58%       11.58%     to  12.61%
2009    107,044  13.61 to 23.95(4)   2,499,747  0.85% to 1.77%   3.52%       19.85%     to  20.96%(5)
2008    113,415  11.25 to 19.98(4)   2,236,326  0.85% to 1.77%   2.98%      -24.59%     to -23.89%
2007    107,800  26.50 to 26.60(4)   2,865,079  1.52% to 1.77%   2.66%        6.28%     to   6.54%
2006     97,095  24.78 to 24.97      2,422,849  1.52% to 1.72%   3.36%        9.15%     to   9.37%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Capital Appreciation Portfolio (Class 3)
2010    462,104  12.72 to 17.24(4)  18,656,195  0.85% to 1.90%   0.00%       20.12%     to  21.39%
2009    457,119  10.59 to 14.20(4)  16,185,271  0.85% to 1.90%   0.00%       33.85%     to  35.26%
2008    483,122   7.91 to 10.50(4)  12,995,503  0.85% to 1.90%   0.00%      -41.63%     to -41.01%
2007    415,143  17.79 to 53.43(4)  20,055,223  0.85% to 1.77%   0.15%       25.16%     to  26.32%
2006    334,692  14.09 to 42.69(4)  14,012,679  0.85% to 1.77%   0.00%        3.91%(8)  to   6.02%(5)(7)
Government and Quality Bond Portfolio (Class 3)
2010  1,623,236  11.31 to 15.93(4)  30,088,192  0.85% to 1.90%   3.67%        2.76%     to   3.84%
2009  1,567,119  11.00 to 15.34(4)  28,711,309  0.85% to 1.90%   4.68%        2.05%     to   3.13%
2008  1,449,095  10.78 to 14.88(4)  26,105,975  0.85% to 1.90%   4.08%        2.12%     to   3.19%
2007  1,343,538  14.42 to 17.76(4)  23,995,800  0.85% to 1.77%   3.76%        4.17%     to   5.13%(5)
2006    971,781  13.71 to 17.05(4)  16,715,764  0.85% to 1.77%   3.57%        0.53% (8) to   4.19%(5)(7)
Growth Portfolio (Class 3)
2010    240,347  10.35 to 12.51(4)   7,439,278  0.85% to 1.90%   0.51%       11.72%     to  12.90%
2009    271,693   9.26 to 11.08(4)   7,462,189  0.85% to 1.90%   0.78%       35.45%     to  36.88% (5)
2008    316,917   6.84 to  8.09(4)   6,474,338  0.85% to 1.90%   0.45%      -41.69%     to -41.07%
2007    283,565  36.24 to 36.76(4)  10,375,610  1.52% to 1.77%   0.49%        8.00%     to   8.27% (5)
2006    256,933  33.67 to  33.95    8,713,522   1.52% to 1.72%   0.41%       11.08%     to  11.30% (5)
Natural Resources Portfolio (Class 3)
2010    171,249  12.36 to 12.38(4)   8,758,603  0.85% to 1.90%   0.70%       13.73%     to  14.93%
2009    188,193  10.75 to 10.89(4)   8,506,937  0.85% to 1.90%   1.12%       54.71%     to  56.34%(5)
2008    189,295   6.88 to  7.04(4)   5,574,546  0.85% to 1.90%   0.67%      -50.87%     to -50.35%
2007    136,467  13.85 to 65.23(4)   8,543,766  0.85% to 1.77%   1.01%       37.40%     to  38.67%
2006     94,544   9.99 to 47.50(4)   4,473,238  0.85% to 1.72%   0.53%      -0.10%(7)   to  22.50%(5)
Aggressive Growth Portfolio (Class 1)
2010    149,133           13.29      1,982,324           1.52%   0.00%                      19.34%
2009    179,178           11.14      1,995,706           1.52%   0.14%                      38.36%
2008    224,748            8.05      1,809,108           1.52%   0.58%                     -53.35%
2007    311,668           17.25      5,378,067           1.52%   0.54%                      -1.99%
2006    437,597           17.60      7,704,037           1.52%   0.10%                      11.58%
Alliance Growth Portfolio (Class 1)
2010    321,763           32.94     10,600,856           1.52%   0.83%                       8.58%
2009    384,009           30.34     11,652,077           1.52%   0.60%                      38.91%
2008    470,096           21.84     10,268,696           1.52%   0.15%                     -41.63%
2007    605,572           37.42     22,663,561           1.52%   0.05%                      12.88%
2006    837,107           33.15     27,754,618           1.52%   0.12%                      -0.75%
Balanced Portfolio (Class 1)
2010    219,622           16.72      3,671,768           1.52%   1.93%                      10.15%
2009    264,181           15.18      4,009,735           1.52%   3.39%                      22.16%
2008    300,550           12.43      3,734,308           1.52%   3.19%                     -27.01%
2007    390,821           17.02      6,652,880           1.52%   2.77%                       3.81%
2006    507,142           16.40      8,315,962           1.52%   2.57%                       9.19%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Blue Chip Growth Portfolio (Class 1)
2010    127,188            6.41        815,508           1.52%   0.30%                      10.82%
2009    154,942            5.78        896,360           1.52%   0.32%                      34.78%
2008    206,094            4.29        884,535           1.52%   0.41%                     -39.92%
2007    283,134            7.14      2,022,555           1.52%   0.35%                      12.35%
2006    275,644            6.36      1,752,678           1.52%   0.24%                       4.97%
Capital Growth Portfolio (Class 1)
2010     59,148            7.51        444,458           1.52%   0.00%                       7.59%
2009     79,753            6.98        556,944           1.52%   0.00%                      41.33%
2008    122,752            4.94        606,454           1.52%   0.00%                     -45.99%
2007    112,149            9.15      1,025,914           1.52%   1.13%                      11.84%
2006    130,205            8.18      1,064,938           1.52%   0.33%                      14.89%
Cash Management Portfolio (Class 1)
2010    335,271           13.30      4,460,124           1.52%   0.00%                      -1.74%
2009    457,045           13.54      6,187,757           1.52%   2.10%                      -1.46%
2008    801,601           13.74     11,013,417           1.52%   3.79%                      -0.35%
2007    838,478           13.79     11,560,079           1.52%   3.59%                       2.93%
2006    731,417           13.39      9,796,654           1.52%   2.70%                       3.05%
Corporate Bond Portfolio (Class 1)
2010    197,070           23.88      4,706,128           1.52%   6.08%                       9.30%
2009    245,067           21.85      5,354,550           1.52%   5.91%                      29.00%
2008    277,466           16.94      4,699,639           1.52%   4.21%                      -9.17%
2007    376,365           18.65      7,018,427           1.52%   3.75%                       3.89%
2006    451,616           17.95      8,106,771           1.52%   4.25%                       4.26%
Davis Venture Value Portfolio (Class 1)
2010    535,366           35.94     19,240,382           1.52%   0.75%                      10.49%
2009    616,932           32.53     20,066,885           1.52%   1.59%                      31.49%
2008    759,922           24.74     18,798,296           1.52%   1.57%                     -39.09%
2007    998,715           40.62     40,562,908           1.52%   0.84%                       4.06%
2006  1,246,273           39.03     48,642,189           1.52%   0.97%                      13.57%
"Dogs" of Wall Street Portfolio (Class 1)
2010    101,592           12.42      1,261,303           1.52%   2.83%                      14.98%
2009    107,196           10.80      1,157,504           1.52%   4.78%                      18.34%
2008    127,465            9.13      1,163,088           1.52%   3.31%                     -27.70%
2007    161,862           12.62      2,042,844           1.52%   2.40%                      -3.41%
2006    204,092           13.07      2,666,848           1.52%   2.46%                      19.81%
Emerging Markets Portfolio (Class 1)
2010    175,647           23.24      4,081,928           1.52%   1.42%                      16.73%
2009    202,309           19.91      4,027,781           1.52%   0.00%                      73.99%
2008    242,671           11.44      2,776,870           1.52%   1.43%                     -57.27%
2007    343,033           26.78      9,186,700           1.52%   1.83%                      39.25%
2006    507,829           19.23      9,766,665           1.52%   0.97%                      29.13%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Equity Opportunities Portfolio (Class 1)
2010    142,356           18.70      2,662,042           1.52%   0.71%                      15.32%
2009    198,476           16.22      3,219,225           1.52%   1.31%                      30.10%
2008    268,348           12.46      3,345,205           1.52%   1.58%                     -39.40%
2007    289,893           20.57      5,963,389           1.52%   1.66%                      -1.40%
2006    380,114           20.86      7,930,109           1.52%   1.54%                      14.94%
Fundamental Growth Portfolio (Class 1)
2010    159,810           18.09      2,890,226           1.52%   0.00%                      15.24%
2009    200,267           15.69      3,142,876           1.52%   0.00%                      33.93%
2008    231,949           11.72      2,717,945           1.52%   0.00%                     -45.67%
2007    279,353           21.57      6,025,255           1.52%   0.00%                      13.41%
2006    370,504           19.02      7,044,969           1.52%   0.02%                       4.19%
Global Bond Portfolio (Class 1)
2010    108,917           22.78      2,481,099           1.52%   4.06%                       4.68%
2009    125,515           21.77      2,731,498           1.52%   3.29%                       5.88%
2008    150,429           20.56      3,092,067           1.52%   3.00%                       4.07%
2007    163,504           19.75      3,229,381           1.52%   0.58%                       9.70%
2006    180,544           18.01      3,250,643           1.52%   9.05%                       2.30%
Global Equities Portfolio (Class 1)
2010    113,022           21.20      2,396,953           1.52%   1.78%                      12.62%
2009    126,957           18.83      2,390,781           1.52%   2.80%                      27.45%
2008    173,662           14.77      2,565,924           1.52%   2.18%                     -44.25%
2007    215,330           26.50      5,706,422           1.52%   1.15%                      10.18%
2006    261,380           24.05      6,286,525           1.52%   0.91%                      22.00%
Growth Opportunities Portfolio (Class 1)
2010     81,488            6.12        498,327           1.52%   0.00%                      22.46%
2009     96,120            4.99        479,989           1.52%   0.00%                      16.47%
2008    131,247            4.29        562,699           1.52%   0.00%                     -36.85%
2007    139,965            6.79        950,205           1.52%   0.00%                      19.73%
2006    142,002            5.67        805,175           1.52%   0.00%                      11.73%
Growth-Income Portfolio (Class 1)
2010    279,243           27.02      7,545,147           1.52%   0.94%                       9.82%
2009    324,465           24.60      7,982,777           1.52%   1.40%                      26.24%
2008    419,150           19.49      8,168,268           1.52%   1.04%                     -43.77%
2007    558,140           34.65     19,342,480           1.52%   0.88%                       9.44%
2006    742,995           31.66     23,526,553           1.52%   0.70%                       5.81%
High-Yield Bond Portfolio (Class 1)
2010    222,731           22.20      4,944,132           1.52%   9.42%                      12.88%
2009    268,143           19.67      5,273,300           1.52%   8.60%                      39.88%
2008    242,408           14.06      3,407,990           1.52%   9.95%                     -33.18%
2007    436,769           21.04      9,189,786           1.52%   7.21%                      -0.15%
2006    573,502           21.07     12,084,690           1.52%   7.55%                      12.94%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
International Diversified Equities Portfolio (Class 1)
2010    239,473           13.41      3,211,131           1.52%   4.16%                       6.86%
2009    274,122           12.55      3,439,741           1.52%   1.36%                      27.20%
2008    385,914            9.86      3,806,888           1.52%   3.31%                     -40.38%
2007    465,852           16.54      7,707,529           1.52%   1.98%                      13.61%
2006    545,060           14.56      7,937,585           1.52%   0.40%                      21.59%
International Growth and Income Portfolio (Class 1)
2010    213,130           14.12      3,008,942           1.52%   4.11%                       5.48%
2009    260,669           13.39      3,488,884           1.52%   0.00%                      25.83%
2008    329,822           10.64      3,508,360           1.52%   2.67%                     -46.73%
2007    499,348           19.97      9,970,653           1.52%   1.53%                       5.55%
2006    618,360           18.92     11,697,749           1.52%   1.32%                      25.13%
MFS Massachusetts Investors Trust Portfolio (Class 1)
2010    147,097           23.27      3,423,158           1.52%   0.94%                       9.51%
2009    174,253           21.25      3,702,865           1.52%   1.37%                      24.83%
2008    215,894           17.02      3,675,337           1.52%   0.93%                     -33.46%
2007    303,773           25.58      7,771,754           1.52%   1.11%                       8.91%
2006    385,451           23.49      9,055,026           1.52%   0.68%                      11.48%
MFS Total Return Portfolio (Class 1)
2010    269,183           28.02      7,542,641           1.52%   2.86%                       8.38%
2009    325,970           25.85      8,429,102           1.52%   3.75%                      16.69%
2008    414,277           22.16      9,179,787           1.52%   3.06%                     -23.20%
2007    560,824           28.85     16,180,092           1.52%   2.49%                       2.67%
2006    674,463           28.10     18,952,867           1.52%   2.36%                      10.31%
Mid-Cap Growth Portfolio (Class 1)
2010    217,968           12.13      2,643,570           1.52%   0.00%                      23.56%
2009    267,269            9.81      2,623,238           1.52%   0.00%                      40.28%
2008    313,833            7.00      2,195,718           1.52%   0.00%                     -44.22%
2007    388,873           12.54      4,877,307           1.52%   0.24%                      15.18%
2006    459,103           10.89      4,999,231           1.52%   0.00%                       1.02%
Real Estate Portfolio (Class 1)
2010     91,472           22.22      2,032,726           1.52%   1.81%                      18.09%
2009    104,904           18.82      1,974,109           1.52%   2.21%                      27.83%
2008    133,956           14.72      1,971,981           1.52%   3.00%                     -44.74%
2007    183,435           26.64      4,886,772           1.52%   1.28%                     -15.64%
2006    223,005           31.58      7,042,071           1.52%   1.30%                      32.46%
Technology Portfolio (Class 1)
2010    122,750            2.44        299,442           1.52%   0.00%                      18.45%
2009    138,511            2.06        285,225           1.52%   0.00%                      48.14%
2008    194,798            1.39        270,717           1.52%   0.00%                     -51.88%
2007    272,152            2.89        785,794           1.52%   0.00%                      20.10%
2006    280,818            2.40        675,112           1.52%   0.00%                      -0.40%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Telecom Utility Portfolio (Class 1)
2010     63,117           16.22      1,023,673           1.52%   2.74%                      11.87%
2009     79,279           14.50      1,149,385           1.52%   5.55%                      30.07%
2008     97,398           11.15      1,085,585           1.52%   2.46%                     -38.39%
2007    118,963           18.09      2,152,052           1.52%   2.85%                      19.09%
2006    146,551           15.19      2,226,218           1.52%   3.66%                      24.60%
Total Return Bond Portfolio (Class 1)
2010    100,163           26.51      2,654,724           1.52%   2.75%                       4.74%
2009    100,191           25.31      2,535,349           1.52%   2.06%                       9.91%
2008     98,057           23.03      2,257,658           1.52%   3.34%                       3.49%
2007    122,457           22.25      2,724,530           1.52%   6.26%                       3.96%
2006    147,377           21.40      3,154,236           1.52%   7.19%                       7.98%
Aggressive Growth Portfolio (Class 3)
2010    106,400   8.33 to 12.70(4)   1,360,440  0.85% to 1.77%   0.00%       18.74%     to  19.84%
2009     95,750   6.95 to 10.69(4)   1,033,878  0.85% to 1.77%   0.00%       37.68%     to  38.95%(5)
2008    106,908   5.00 to  7.77(4)     840,266  0.85% to 1.77%   0.31%      -53.63%     to -53.20%
2007    110,612  16.75 to 16.98      1,871,727  1.52% to 1.77%   0.42%       -2.42%     to  -2.17%
2006     77,923  17.16 to 17.35      1,346,722  1.52% to 1.72%   0.00%       11.08%     to  11.30%(5)
Alliance Growth Portfolio (Class 3)
2010    252,380   8.27 to 10.33(4)   7,706,835  0.85% to 1.90%   0.63%        7.88%     to  9.03%
2009    285,087   7.58 to  9.57(4)   8,095,527  0.85% to 1.90%   0.35%       38.05%     to  39.49%(5)
2008    339,943   5.44 to 21.04(4)   6,984,689  0.85% to 1.77%   0.00%      -41.93%     to -41.39%
2007    364,831   9.27 to 36.22(4)  12,940,033  0.85% to 1.77%   0.00%       12.31%     to  13.35%
2006    300,705   8.18 to 32.25(4)   9,641,133  0.85% to 1.77%   0.00%       -0.98%(7)  to   3.53%(5)(8)
American Funds Asset Allocation SAST Portfolio (Class 3)
2010    250,490  10.03 to 10.22      2,549,027  1.30% to 1.90%   1.31%        9.89%     to  10.56%
2009    201,680   9.18 to  9.25      1,861,924  1.30% to 1.77%   2.25%       20.49%(13) to  21.23%(5)
2008    138,834   7.57 to  7.61      1,055,958  1.52% to 1.77%   1.26%      -31.07%     to -30.90%
2007     60,994  10.99 to 11.02        671,855  1.52% to 1.77%   0.06%        4.36%     to   4.61%(5)
2006        599           10.53          6,306           1.52%   0.00%(8)                    5.34%(8)
American Funds Global Growth SAST Portfolio (Class 3)
2010    933,887  11.15 to 11.50(4)  10,474,017  1.15% to 1.90%   0.72%        9.31%     to  10.13%
2009    637,110  10.20 to 10.33(4)   6,514,268  1.30% to 1.90%   2.29%       35.98%(13) to  39.09%(5)
2008    549,023   7.33 to  7.34(4)   4,022,172  1.52% to 1.90%   1.38%      -39.78%     to -39.55%
2007    176,891  12.10 to 12.14      2,144,751  1.52% to 1.77%   0.00%       12.43%     to  12.71%(5)
2006      2,269  10.76 to 10.77         24,436  1.52% to 1.77%   0.00%(8)     7.64%(8)  to   7.68%(8)
American Funds Growth SAST Portfolio (Class 3)
2010    841,974  10.11 to 10.41      8,634,546  1.15% to 1.90%   0.26%       16.10%     to  16.97%
2009    742,619   8.71 to  8.81(4)   6,542,389  1.30% to 1.90%   1.75%       29.25%(13) to  36.33%(5)
2008    686,499   6.39 to  6.46      4,423,666  1.52% to 1.90%   0.54%      -45.23%     to -45.03%
2007    165,497  11.71 to 11.75      1,943,365  1.52% to 1.77%   0.02%        9.97%     to  10.24%(5)
2006        788           10.66          8,397           1.52%   0.00%(8)                    6.56%(8)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
American Funds Growth-Income SAST Portfolio (Class 3)
2010    919,889   9.38 to  9.66(4)   8,579,915  1.15% to 1.90%   1.07%        8.98%     to   9.80%
2009    892,987   8.60 to  8.70(4)   7,615,960  1.30% to 1.90%   2.21%       27.24%(13) to  28.34%(5)
2008    787,320   6.63 to  6.70(4)   5,213,567  1.52% to 1.90%   0.94%      -39.22%     to -38.99%
2007    270,753  10.83 to 10.86(4)   2,938,575  1.52% to 1.77%   0.04%        2.80%     to   3.06%(5)
2006        971  10.53 to 10.54         10,234  1.52% to 1.77%   0.00%(8)     5.31%(8)  to   5.37%(8)
Balanced Portfolio (Class 3)
2010     70,391  10.10 to 10.55(4)   1,097,844  0.85% to 1.90%   1.78%        9.46%     to  10.61%
2009     67,333   9.64 to  9.80(4)     983,825  1.30% to 1.90%   3.63%       21.39%     to  21.78%(13)(5)
2008     48,569  12.01 to 12.21        592,743  1.52% to 1.77%   3.00%      -27.35%     to -27.17%
2007     63,949  16.53 to 16.76      1,067,741  1.52% to 1.77%   2.85%        3.30%     to   3.56%
2006     38,174  16.03 to 16.19        616,993  1.52% to 1.72%   2.48%        8.70%     to   8.92%(5)
Blue Chip Growth Portfolio (Class 3)
2010    362,712   6.26 to 10.45(4)   2,418,348  0.85% to 1.90%   0.08%       10.12%     to  11.29%
2009    263,250   5.63 to  9.49(4)   1,506,109  0.85% to 1.90%   0.05%       33.93%     to  35.34%(5)
2008    269,789   4.15 to  4.16(4)   1,135,923  0.85% to 1.77%   0.19%      -40.22%     to -39.67%
2007    233,074   6.89 to  6.94(4)   1,639,385  0.85% to 1.77%   0.13%       11.79%     to  12.82%
2006    150,701   6.23 to  6.29        947,008  1.52% to 1.72%   0.01%        4.50%     to   4.71%(5)
Capital Growth Portfolio (Class 3)
2010    383,669   7.78 to  9.60(4)   2,849,462  0.85% to 1.90%   0.00%        6.91%     to   8.04%
2009    391,049   7.21 to  8.98(4)   2,712,195  0.85% to 1.90%   0.00%       40.45%     to  41.93%(5)
2008    433,824   5.08 to  6.39(4)   2,135,117  0.85% to 1.90%   0.00%      -46.33%     to -45.76%
2007    220,270   8.95 to  9.36(4)   1,981,845  0.85% to 1.77%   1.33%       11.30%     to  12.32%(5)
2006     53,332   7.99 to  8.06        429,275  1.52% to 1.72%   0.11%       14.37%     to  14.60%(5)
Cash Management Portfolio (Class 3)
2010    642,929   9.77 to 11.62(4)   8,292,521  0.85% to 1.90%   0.00%       -2.36%     to  -1.33%
2009    982,999  10.01 to 11.78(4)  12,943,778  0.85% to 1.90%   2.32%       -2.08%     to  -1.04%(5)
2008    879,922  10.22 to 11.90(4)  11,757,288  0.85% to 1.90%   3.63%       -0.97%     to   0.07%
2007    664,280  11.89 to 13.39(4)   8,999,290  0.85% to 1.77%   3.82%        2.42%     to   3.37%
2006    425,399  13.13 to 13.24      5,623,721  1.52% to 1.72%   2.50%        2.59%     to   2.80%(5)
Corporate Bond Portfolio (Class 3)
2010  1,091,023  13.30 to 19.94(4)  23,678,761  0.85% to 1.90%   6.16%        8.61%     to   9.76%
2009  1,033,682  12.24 to 18.17(4)  21,246,873  0.85% to 1.90%   6.17%       28.19%     to  29.54%(5)
2008  1,026,824   9.55 to 14.03(4)  16,496,646  0.85% to 1.90%   4.62%       -9.74%     to -8.79%
2007    800,282  15.38 to 18.09(4)  14,478,797  0.85% to 1.77%   4.17%        3.37%     to   4.32%(5)
2006    463,834  14.74 to 17.50(4)   8,169,397  0.85% to 1.77%   4.67%        1.20%(8)  to   5.29%(7)
Davis Venture Value Portfolio (Class 3)
2010    771,070   9.78 to 14.62(4)  22,892,016  0.85% to 1.90%   0.56%        9.80%     to  10.96%
2009    739,671   8.91 to 13.17(4)  21,381,236  0.85% to 1.90%   1.31%       30.67%     to  32.05%
2008    770,465   6.82 to  9.98(4)  17,448,927  0.85% to 1.90%   1.46%      -39.48%     to -38.84%
2007    690,684  16.31 to 39.45(4)  26,666,455  0.85% to 1.77%   0.70%        3.54%     to   4.50%
2006    572,565  15.61 to 38.10(4)  21,928,071  0.85% to 1.77%   0.86%        7.31%(8)  to   9 32%(5)(7)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
"Dogs" of Wall Street Portfolio (Class 3)
2010    101,208  10.25 to 14.95      1,212,786  0.85% to 1.90%   2.81%       14.26%     to  15.46%
2009     98,526   8.97 to 12.94      1,034,956  0.85% to 1.90%   4.59%       17.60%     to  18.84%(5)
2008    100,495   7.63 to 10.89        896,659  0.85% to 1.90%   3.22%      -28.16%     to -27.40%
2007     95,823  12.28 to 15.00      1,190,708  0.85% to 1.77%   2.56%       -3.90%     to  -3.00%
2006     68,585  12.80 to 12.92        884,327  1.52% to 1.72%   2.39%       19.28%     to  19.51%(5)
Emerging Markets Portfolio (Class 3)
2010    422,559  13.94 to 29.47      9,266,456  0.85% to 1.90%   1.26%       16.00%     to  17.22%
2009    428,555  12.02 to 25.14      8,178,986  0.85% to 1.90%   0.00%       72.90%     to  74.72%(5)
2008    521,630   6.95 to 14.39      5,754,527  0.85% to 1.90%   1.53%      -57.54%     to -57.09%
2007    357,660  26.01 to 33.53(4)   9,414,141  0.85% to 1.77%   1.90%       38.57%     to  39.86%
2006    257,317  18.77 to 23.98      4,870,287  0.85% to 1.77%   0.93%        7.19%(7)  to  16.78% (5)(8)
Equity Opportunities Portfolio (Class 3)
2010     75,916   9.59 to 12.21(4)   1,345,023  0.85% to 1.90%   0.47%       14.59%     to  15.81%
2009     89,751   8.37 to 10.54(4)   1,382,672  0.85% to 1.90%   0.96%       29.28%     to  30.65%(5)
2008    110,609   6.47 to  8.07(4)   1,319,969  0.85% to 1.90%   1.25%      -39.79%     to -39.15%
2007    118,136  13.26 to 19.98(4)   2,354,023  0.85% to 1.77%   1.58%       -1.90%     to  -0.99%
2006    111,322  13.39 to 20.41(4)   2,252,952  0.85% to 1.72%   1.46%       11.10%(7)  to  14.42%(5)
Foreign Value Portfolio (Class 3)
2010  1,291,691   9.40 to  9.74(4)  19,729,242  0.85% to 1.90%   1.91%        0.99%     to   2.06%
2009  1,070,788   9.31 to  9.54(4)  16,917,906  0.85% to 1.90%   2.63%       27.49%     to  28.84%(5)
2008  1,053,691   7.30 to  7.41(4)  13,190,881  0.85% to 1.90%   3.05%      -42.13%     to -41.52%
2007    873,777  12.66 to 22.06(4)  19,274,063  0.85% to 1.77%   1.76%       12.06%     to  13.10%
2006    814,527  11.20 to 19.75(4)  16,124,959  0.85% to 1.72%   0.98%       11.98%(7)  to  24.88%(5)
Fundamental Growth Portfolio (Class 3)
2010    275,046   7.16 to 10.27(4)   4,526,957  0.85% to 1.90%   0.00%       14.52%     to  15.73%
2009    300,518   6.19 to  8.97(4)   4,300,384  0.85% to 1.90%   0.00%       33.09%     to  34.49%(5)
2008    307,030   4.60 to  6.74(4)   3,290,405  0.85% to 1.90%   0.00%      -46.01%     to -45.44%
2007    129,053  20.94 to 21.24(4)   2,713,773  1.52% to 1.77%   0.00%       12.93%     to  13.21%(5)
2006     10,678  18.56 to 18.76        199,450  1.52% to 1.72%   0.00%        3.72%     to   6.92%(8)
Global Bond Portfolio (Class 3)
2010    321,561  12.48 to 17.23(4)   6,615,229  0.85% to 1.90%   4.06%        4.02%     to   5.12%
2009    276,313  12.00 to 16.39(4)   5,634,101  0.85% to 1.90%   3.37%        5.21%     to   6.32%(5)
2008    250,824  11.41 to 15.41(4)   4,884,012  0.85% to 1.90%   3.34%        3.42%     to   4.51%
2007    143,376  14.75 to 19.13(4)   2,710,602  0.85% to 1.77%   0.38%        9.15%     to  10.16%
2006     65,124  13.39 to 17.59(4)   1,132,188  0.85% to 1.72%  10.68%        1.47%(7)  to   1.84%(5)
Global Equities Portfolio (Class 3)
2010    114,635   9.53 to  9.74(4)   2,228,858  0.85% to 1.90%   1.48%       11.91%     to  13.09%
2009    100,765   8.52 to  8.65(4)   1,772,927  1.30% to 1.90%   2.67%       26.65%     to  31.95%(13)
2008     99,132   6.72 to 14.49(4)   1,371,857  1.52% to 1.90%   2.08%      -44.54%     to -44.39%
2007     84,281  12.02 to 25.61(4)   2,163,754  0.85% to 1.77%   1.14%        9.63%     to  10.65%
2006     57,896  23.52 to 23.71(4)   1,371,519  1.52% to 1.72%   0.80%       21.46%     to  21.70%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Growth Opportunities Portfolio (Class 3)
2010    849,981   6.21 to 11.43(4)   5,449,232  0.85% to 1.90%   0.00%       21.69%     to  22.97%
2009    766,648   5.05 to  9.40(4)   3,835,506  0.85% to 1.90%   0.00%       15.74%     to  16.96%(5)
2008    610,496   4.32 to  8.12(4)   2,602,783  0.85% to 1.90%   0.00%      -37.24%     to -36.58%
2007    337,741   6.61 to  6.69      2,253,282  1.52% to 1.77%   0.00%       19.14%     to  19.43%
2006    212,701   5.55 to  5.60(4)   1,189,111  1.52% to 1.77%   0.00%        5.45%(8)  to  11.45%(5)
Growth-Income Portfolio (Class 3)
2010     27,663   8.90 to  8.98(4)     662,769  0.85% to 1.90%   0.73%        9.14%     to  10.28%
2009     29,881   8.14 to  8.15(4)     652,024  0.85% to 1.90%   1.09%       25.46%     to  26.78%
2008     32,766   6.42 to  6.50(4)     572,672  0.85% to 1.90%   0.84%      -44.12%     to -43.53%
2007     33,320  11.37 to 33.64(4)   1,095,140  0.85% to 1.77%   0.78%        8.90%     to   9.91%
2006     25,329  10.35 to 30.96(4)     753,327  0.85% to 1.72%   0.53%        3.91%(7)  to  5.33%(5)
High-Yield Bond Portfolio (Class 3)
2010    208,345  10.70 to 16.09(4)   4,124,754  0.85% to 1.90%   9.66%       12.16%     to  13.35%
2009    184,146   9.54 to 14.20(4)   3,358,939  0.85% to 1.90%   8.93%       39.01%     to  40.47%(5)
2008    162,434   6.86 to 10.11(4)   2,126,355  0.85% to 1.90%  11.75%      -33.75%     to -32.90%
2007    131,880  15.06 to 20.45(4)   2,620,994  0.85% to 1.77%   7.83%       -0.64%     to   0.28%
2006     83,697  15.02 to 20.62(4)   1,708,412  0.85% to 1.72%   8.36%        8.08%(7)  to  12.43%(5)
International Diversified Equities Portfolio (Class 3)
2010    889,559   9.18 to  9.84(4)  11,510,610  0.85% to 1.90%   3.91%        6.19%     to   7.31%
2009    961,374   8.56 to  9.27(4)  11,683,893  0.85% to 1.90%   1.09%       26.40%     to  27.73%(5)
2008  1,062,717   6.70 to  7.33(4)  10,202,829  0.85% to 1.90%   3.35%      -40.75%     to -40.13%
2007    955,430  11.19 to 16.10(4)  15,550,936  0.85% to 1.77%   1.99%       13.04%     to  14.09%(5)
2006    774,274  14.24 to 14.41     11,143,193  1.52% to 1.77%   0.25%        9.45%(8)  to  21.29%
International Growth and Income Portfolio (Class 3)
2010    963,613   8.09 to 11.51(4)  12,654,748  0.85% to 1.90%   3.94%        4.82%     to   5.93%
2009  1,004,459   7.72 to 10.86(4)  12,567,396  0.85% to 1.90%   0.00%       25.04%     to  26.36%(5)
2008    985,627   6.18 to  8.60(4)   9,864,933  0.85% to 1.90%   3.23%      -47.06%     to -46.50%
2007    510,221  16.07 to 19.43(4)   9,892,263  0.85% to 1.77%   1.67%        5.03%     to   6.00%(5)
2006    227,007  15.16 to 18.50(4)   4,207,621  0.85% to 1.77%   1.33%        9.17%(7)  to   9.95%(5)(8)
Marsico Focused Growth Portfolio (Class 3)
2010    245,321  10.25 to 10.54(4)   2,804,766  0.85% to 1.90%   0.23%       14.91%     to  16.13%
2009    209,617   8.83 to  9.17(4)   2,091,297  0.85% to 1.90%   0.51%       27.93%     to  29.28%(5)
2008    192,620   6.83 to  7.17(4)   1,500,606  0.85% to 1.90%   0.24%      -42.08%     to -41.47%
2007    152,550  11.67 to 13.28(4)   2,046,151  0.85% to 1.77%   0.00%       11.38%     to  12.41%
2006    108,098  10.38 to 12.06      1,302,180  0.85% to 1.52%   0.00%        3.80%(7)  to   8.51%(8)
MFS Massachusetts Investors Trust Portfolio (Class 3)
2010    412,047  10.39 to 11.06(4)   7,674,548  0.85% to 1.90%   0.84%        8.82%     to   9.97%
2009    287,485   9.55 to 10.06(4)   5,372,230  0.85% to 1.90%   1.17%       24.04%     to  25.35%(5)
2008    229,069   7.70 to  8.03(4)   3,526,622  0.85% to 1.90%   0.96%      -33.88%     to -33.18%
2007    112,084  12.01 to 24.90(4)   2,816,753  0.85% to 1.77%   0.95%        8.36%     to   9.36%
2006    120,382  23.04 to 23.24      2,793,929  1.52% to 1.72%   0.50%       10.97%     to  11.20%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
MFS Total Return Portfolio (Class 3)
2010    387,980  10.38 to 16.19(4)   9,254,773  0.85% to 1.90%   2.74%        7.70%     to   8.84%
2009    387,504   9.63 to 14.88(4)   8,812,134  0.85% to 1.90%   3.61%       15.96%     to  17.18%(5)
2008    403,274   8.31 to 12.70(4)   7,919,481  0.85% to 1.90%   3.20%      -23.68%     to -22.88%
2007    354,932  16.46 to 28.03(4)   9,485,470  0.85% to 1.77%   2.51%        2.15%     to   3.09%
2006    259,391  15.97 to 27.51(4)   7,118,917  0.85% to 1.72%   2.34%        7.58%(7)  to   9.81%(5)
Mid-Cap Growth Portfolio (Class 3)
2010    461,848  10.05 to 11.93(4)   5,438,398  0.85% to 1.90%   0.00%       22.79%     to  24.08%
2009    443,352   8.10 to  9.72(4)   4,235,266  0.85% to 1.90%   0.00%       39.40%     to  40.87%(5)
2008    486,422   5.75 to  6.97(4)   3,322,545  0.85% to 1.90%   0.00%      -44.57%     to -43.98%
2007    451,523  10.26 to 12.18(4)   5,538,114  0.85% to 1.77%   0.04%       14.60%     to  15.66%(5)
2006    389,077   8.87 to 10.66(4)   4,158,703  0.85% to 1.72%   0.00%       -3.52%(7)  to   0.57%(5)
Real Estate Portfolio (Class 3)
2010    552,844   7.64 to 27.38     10,172,626  0.85% to 1.90%   1.69%       17.35%     to  18.59%
2009    489,433   6.51 to 23.08      8,413,904  0.85% to 1.90%   1.87%       27.03%     to  28.37%(5)
2008    451,145   5.13 to 17.98      6,211,664  0.85% to 1.90%   3.46%      -45.09%     to -44.51%
2007    257,567  25.91 to 32.41(4)   6,732,627  0.85% to 1.77%   1.35%      -16.06%     to -15.28%(5)
2006    149,616  30.86 to 38.25      4,656,301  0.85% to 1.77%   1.29%        9.33%(8)  to  21.10%(5)(7)
Small & Mid Cap Value Portfolio (Class 3)
2010  1,080,689  11.81 to 12.01(4)  20,283,172  0.85% to 1.90%   0.20%       23.17%     to  24.47%
2009  1,035,009   9.49 to  9.75(4)  16,126,683  0.85% to 1.90%   0.60%       39.46%     to  40.93%(5)
2008  1,039,983   6.73 to  6.99(4)  11,661,879  0.85% to 1.90%   0.24%      -36.38%     to -35.71%
2007    676,262  10.47 to 18.10(4)  12,246,053  0.85% to 1.77%   0.47%       -0.23%     to   0.69%(5)
2006    461,228  10.40 to 18.14(4)   8,418,212  0.85% to 1.77%   0.08%        4.03%(7)  to   7.23%(5)(8)
Small Company Value Portfolio (Class 3)
2010    706,486  10.07 to 10.47(4)   6,954,490  0.85% to 1.90%   0.47%       24.11%     to  25.42%
2009    653,304   8.03 to  8.44(4)   5,137,580  0.85% to 1.90%   0.57%       29.17%     to  30.53%(5)
2008    625,812   6.15 to  6.53(4)   3,792,982  0.85% to 1.90%   0.24%      -35.15%     to -34.46%
2007    329,965   9.24 to  9.39(4)   3,061,885  0.85% to 1.77%   0.00%       -8.48%     to  -7.63%(5)
2006     83,068  10.09 to 10.16        840,233  0.85% to 1.77%   0.00%(7)    1.64%(7)   to   8.03%(5)(8)
Technology Portfolio (Class 3)
2010    672,158   2.42 to 10.57(4)   1,598,816  0.85% to 1.90%   0.00%       17.71%     to  18.95%
2009    673,066   2.03 to  8.98(4)   1,354,489  0.85% to 1.90%   0.00%       47.21%     to  48.76%(5)
2008    651,042   1.36 to  6.10(4)     886,741  1.52% to 1.90%   0.00%      -52.22%     to -52.00%(5)
2007    448,012   2.81 to  2.84(4)   1,270,937  1.52% to 1.77%   0.00%       19.50%     to  19.80%(5)
2006    291,032   2.35 to  2.37(4)     689,041  1.52% to 1.72%   0.00%       -0.85%     to   3.11%(5)
Telecom Utility Portfolio (Class 3)
2010     38,776  11.64 to 11.91(4)     598,110  1.30% to 1.90%   2.63%       11.17%     to  11.84%
2009     40,649  10.47 to 10.65(4)     572,716  1.30% to 1.90%   5.14%       29.26%     to  33.81%(13)
2008     43,804  10.90 to 10.97        480,483  1.52% to 1.77%   2.60%      -38.69%     to -38.54%
2007     23,105  17.79 to 17.85        412,381  1.52% to 1.77%   3.43%       18.54%     to  18.83%
2006     11,768           15.02        176,763           1.52%   3.85%        9.76%(8)  to  24.28%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Total Return Bond Portfolio (Class 3)
2010    867,507  12.62 to 18.57(4)  18,716,248  0.85% to 1.90%   2.77%        4.08%     to   5.18%
2009    528,169  12.12 to 17.66(4)  11,673,085  0.85% to 1.90%   2.03%        9.22%     to  10.37%(5)
2008    277,340  11.10 to 16.00(4)   5,896,578  0.85% to 1.90%   5.77%        2.84%     to   3.92%
2007     35,044  15.40 to 21.81(4)     755,443  0.85% to 1.77%   6.93%        3.38%     to   4.40%
2006     27,903  14.75 to 21.17        584,827  0.85% to 1.52%   8.60%        6.18%(7)  to   7.72%(5)
Invesco Van Kampen V.I. Capital Growth Fund (Series II)
2010     99,273  10.56 to 11.39(4)   1,075,228  0.85% to 1.77%   0.00%       17.47%     to  18.55%
2009     67,920   8.99 to  9.61(4)     629,870  0.85% to 1.77%   0.00%       62.74%     to  64.24%
2008     62,558   5.52 to  5.85        354,726  0.85% to 1.77%   0.19%      -50.01%     to -49.55%
2007     60,494  11.05 to 11.60        684,414  0.85% to 1.77%   0.00%       14.60%     to  15.66%
2006     57,937   9.79 to 10.03(4)     571,367  0.85% to 1.72%   0.00%       -3.61%(7)  to   0.87%(5)
Invesco Van Kampen V.I. Comstock Fund (Series II)
2010    818,598   9.38 to 13.17      9,859,429  0.85% to 1.90%   0.12%       13.52%     to  14.72%
2009    700,802   8.26 to 11.48      7,602,226  0.85% to 1.90%   4.31%       25.99%     to  27.32%(5)
2008    625,183   6.56 to  9.02      5,399,811  0.85% to 1.90%   1.95%      -37.01%     to -36.35%
2007    413,084  13.43 to 14.16      5,687,439  0.85% to 1.77%   1.43%       -4.04%     to  -3.15%
2006    318,475  14.15 to 14.62(4)   4,538,092  0.85% to 1.72%   1.14%       10.07%(7)  to  14.07%(5)
Invesco Van Kampen V.I. Growth and Income Fund (Series II)
2010  1,571,696   9.76 to 14.96     21,272,406  0.85% to 1.90%   0.10%       10.08%     to  11.24%
2009  1,498,350   8.86 to 13.44     18,697,780  0.85% to 1.90%   3.61%       21.77%     to  23.06%(5)
2008  1,453,484   7.28 to 10.93     14,909,895  0.85% to 1.90%   1.62%      -33.49%     to -32.78%
2007  1,091,833  15.35 to 16.25(4)  16,921,569  0.85% to 1.77%   1.24%        0.73%     to   1.66%(5)
2006    816,855  15.24 to 15.99(4)  12,527,095  0.85% to 1.77%   0.85%        5.98%(8)  to   9.51%(5)(7)
Diversified International Account (Class 2)
2010     74,288   6.32 to  6.43        476,248  1.55% to 1.70%   1.27%       11.00%     to  11.17%
2009     81,570   5.70 to  5.78        470,303  1.55% to 1.70%   3.93%       24.70%     to  24.89%
2008     86,227   4.57 to  4.63        398,229  1.55% to 1.70%   1.47%      -47.28%     to -47.20%
2007    101,696   8.66 to  8.77        889,460  1.55% to 1.70%   1.94%       13.95%     to  14.12%
2006     69,779   7.60 to  7.68        534,057  1.55% to 1.70%   1.30%       18.24%     to  18.42%
Equity Income Account (Class 2)
2010     99,118   9.15 to  9.28        915,078  1.55% to 1.70%   2.89%       13.92%     to  14.09%
2009    128,587   8.03 to  8.13      1,041,372  1.55% to 1.70%   4.92%       17.74%     to  17.92%
2008    182,583   6.82 to  6.90      1,255,089  1.55% to 1.70%   2.34%      -35.23%     to -35.13%
2007    252,964  10.53 to 10.63      2,681,738  1.55% to 1.70%   0.72%        3.23%     to   3.39%
2006    237,372  10.20 to 10.29      2,435,451  1.55% to 1.70%   1.27%       15.87%     to  16.04%
Government & High Quality Bond Account (Class 2)
2010      1,425   7.57 to  7.67         10,904  1.55% to 1.70%   5.76%        3.87%     to   4.02%
2009        245   7.29 to  7.37          1,785  1.55% to 1.70%   7.56%        4.42%     to   4.58%
2008        555   6.98 to  7.05          3,903  1.55% to 1.70%   7.56%        2.65%     to   2.81%
2007      1,013   6.80 to  6.86          6,937  1.55% to 1.70%   5.28%        4.42%     to   4.57%
2006      1,096   6.52 to  6.56          7,180  1.55% to 1.70%   1.50%        2.47%     to   2.62%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Income Account (Class 2)
2010     34,947   8.65 to  8.76        304,723  1.55% to 1.70%   6.38%        6.44%     to   6.60%
2009     37,750   8.13 to  8.22        308,706  1.55% to 1.70%   9.63%       16.18%     to  16.35%
2008     46,657   7.00 to  7.07        328,247  1.55% to 1.70%   8.74%       -5.37%     to  -5.23%
2007     81,716   7.39 to  7.46        607,656  1.55% to 1.70%   6.51%        3.98%     to   4.14%
2006     86,140   7.11 to  7.16        614,681  1.55% to 1.70%   4.27%        2.82%     to   2.98%
LargeCap Blend Account II (Class 2)
2010     15,251   6.26 to  6.34         96,483  1.55% to 1.70%   2.01%       11.06%     to  11.23%
2009     16,785   5.64 to  5.70         95,490  1.55% to 1.70%   1.29%       27.11%     to  27.30%
2008     17,631   4.44 to  4.48         78,807  1.55% to 1.70%   1.22%      -37.57%     to -37.48%
2007     24,305   7.11 to  7.16        173,866  1.55% to 1.70%   1.39%        3.15%     to   3.31%
2006     24,521   6.89 to  6.93        169,811  1.55% to 1.70%   1.14%        9.78%     to   9.94%
LargeCap Growth Account (Class 2)
2010      6,386   6.88 to  6.98         44,359  1.55% to 1.70%   0.00%       16.06%     to  16.23%
2009      8,239   5.93 to  6.00         49,180  1.55% to 1.70%   0.35%       24.67%     to  24.85%
2008      8,350   4.76 to  4.81         39,948  1.55% to 1.70%   0.25%      -44.26%     to -44.17%
2007     15,727   8.53 to  8.61        135,137  1.55% to 1.70%   0.00%       20.98%     to  21.16%
2006     12,939   7.05 to  7.11         91,760  1.55% to 1.70%   0.00%        2.86%     to   3.02%
MidCap Blend Account (Class 2)
2010    157,610  10.09 to 10.19      1,594,264  1.55% to 1.70%   2.30%       21.74%     to  21.93%
2009    203,119   8.29 to  8.36      1,687,684  1.55% to 1.70%   1.57%       26.18%     to  26.37%
2008    237,021   6.57 to  6.62      1,559,723  1.55% to 1.70%   1.42%      -30.92%     to -30.82%
2007    259,847   9.51 to  9.56      2,474,987  1.55% to 1.70%   0.69%       -9.65%     to  -9.51%
2006    198,267  10.52 to 10.57      2,090,330  1.55% to 1.70%   1.45%       14.60%     to  14.77%
Money Market Account (Class 2)
2010     35,128   5.80 to  5.89        205,000  1.55% to 1.70%   0.00%       -1.69%     to  -1.54%
2009     30,188   5.90 to  5.98        178,972  1.55% to 1.70%   0.33%       -1.50%     to  -1.36%
2008    119,261   5.99 to  6.06        720,242  1.55% to 1.70%   2.05%        0.60%     to   0.75%
2007     32,902   5.95 to  6.01        196,453  1.55% to 1.70%   4.58%        2.91%     to   3.07%
2006      4,510   5.79 to  5.84         26,100  1.55% to 1.70%   4.00%        2.35%     to   2.51%
Principal Capital Appreciation Account (Class 2)
2010     30,809  12.25 to 12.41        380,064  1.55% to 1.70%   1.28%       13.17%     to  13.34%
2009     38,916  10.82 to 10.95        423,978  1.55% to 1.70%   0.96%       27.36%     to  27.55%
2008     53,444   8.50 to  8.59        456,753  1.55% to 1.70%   0.84%      -34.68%     to -34.58%
2007     76,526  13.01 to 13.13      1,000,412  1.55% to 1.70%   0.47%        6.63%     to   6.79%
2006     76,311  12.20 to 12.29        934,338  1.55% to 1.70%   0.23%        9.87%     to  10.03%
Real Estate Securities Account (Class 2)
2010        663  17.35 to 17.73         11,504  1.55% to 1.70%   2.35%       23.18%     to  23.37%
2009      1,620  14.08 to 14.37         23,057  1.55% to 1.70%   3.43%       26.52%     to  26.72%
2008      1,822  11.13 to 11.34         20,469  1.55% to 1.70%   2.25%      -34.14%     to -34.04%
2007      3,152  16.90 to 17.19         53,689  1.55% to 1.70%   3.97%      -19.30%     to -19.18%
2006     19,651  20.94 to 21.27        416,984  1.55% to 1.70%   2.38%       30.66%     to  30.86%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
SAM Balanced Portfolio (Class 2)
2010    915,093  10.26 to 10.51      9,490,958  1.52% to 1.77%   3.43%       11.35%     to  11.63%
2009  1,099,459   9.21 to  9.41     10,236,599  1.52% to 1.77%   3.69%       21.46%     to  21.76%
2008  1,283,256   7.58 to  7.73      9,843,630  1.52% to 1.77%   4.03%      -27.71%     to -27.53%
2007  1,428,804  10.49 to 10.67     15,150,651  1.52% to 1.77%   2.32%        5.93%(10) to   6.18%(5)(10)
2006  1,264,527   9.91 to  9.98     12,593,462  1.55% to 1.70%   1.94%        8.51%     to   8.68%
SAM Conservative Balanced Portfolio (Class 2)
2010     45,994   7.85 to 10.86(4)     367,503  1.55% to 1.77%   3.78%        9.77%     to  10.01%
2009     36,525   7.14 to  9.89(4)     267,611  1.55% to 1.77%   3.89%       18.60%     to  18.86%
2008    107,666   6.00 to  8.34(4)     649,805  1.55% to 1.77%   3.98%      -20.83%     to -20.65%
2007    197,468   7.57 to 10.54(4)   1,498,961  1.55% to 1.77%   3.19%        5.38%(10) to   5.69%
2006    187,469   7.12 to  7.16      1,338,688  1.55% to 1.70%   2.62%        6.67%     to   6.83%
SAM Conservative Growth Portfolio (Class 2)
2010    145,807  10.32 to 10.44      1,511,685  1.55% to 1.70%   3.09%       12.99%     to  13.16%
2009    164,436   9.13 to  9.23      1,509,098  1.55% to 1.70%   4.75%       23.24%     to  23.43%
2008    211,521   7.41 to  7.48      1,573,396  1.55% to 1.70%   3.81%      -34.42%     to -34.32%
2007    282,321  11.30 to 11.38      3,201,477  1.55% to 1.70%   1.46%        7.20%     to   7.36%
2006    266,719  10.54 to 10.60      2,821,107  1.55% to 1.70%   1.43%       10.06%     to  10.22%
SAM Flexible Income Portfolio (Class 2)
2010     83,668   9.16 to 11.22(4)     799,210  1.55% to 1.77%   4.84%        8.33%     to   8.57%
2009    113,930   8.44 to 10.35(4)     991,084  1.55% to 1.77%   4.48%       17.54%     to  17.80%
2008    175,382   7.17 to  8.81(4)   1,280,792  1.55% to 1.77%   6.85%      -16.41%     to -15.35%
2007    265,234   8.39 to  8.46      2,242,137  1.55% to 1.70%   4.46%        4.07%     to   4.23%
2006    322,522   8.06 to  8.12      2,617,099  1.55% to 1.70%   3.78%        4.82%     to   4.97%
SAM Strategic Growth Portfolio (Class 2)
2010     25,876  10.90 to 11.05        285,182  1.55% to 1.70%   2.36%       14.23%     to  14.40%
2009     28,872   9.54 to  9.66        278,293  1.55% to 1.70%   3.48%       24.90%     to  25.09%
2008     29,030   7.64 to  7.72        223,739  1.55% to 1.70%   3.64%      -38.61%     to -38.52%
2007     42,686  12.45 to 12.56        535,497  1.55% to 1.70%   0.93%        7.50%     to   7.67%
2006     36,290  11.58 to 11.66        422,702  1.55% to 1.70%   0.76%       10.87%     to  11.03%
Short-Term Income Account (Class 2)
2010      5,895   7.22 to  7.31         43,105  1.55% to 1.70%   1.00%        2.61%     to   2.77%
2009     19,963   7.04 to  7.11        142,002  1.55% to 1.70%   5.16%        7.96%     to   8.12%
2008      6,234   6.52 to  6.58         41,025  1.55% to 1.70%   1.47%       -2.89%     to  -2.75%
2007      4,211   6.71 to  6.76         28,500  1.55% to 1.70%   4.85%        2.48%     to   2.64%
2006      9,201   6.55 to  6.59         60,649  1.55% to 1.70%   4.09%        2.48%     to   2.64%
SmallCap Growth Account II (Class 2)
2010      1,133   6.39 to  6.48          7,336  1.55% to 1.70%   0.00%       24.55%     to  24.74%
2009      2,718   5.13 to  5.19         14,113  1.55% to 1.70%   0.00%       29.07%     to  29.26%
2008      5,213   3.97 to  4.02         20,944  1.55% to 1.70%   0.00%      -42.25%     to -42.16%
2007     21,484   6.88 to  6.95        148,801  1.55% to 1.70%   0.00%        2.88%     to   3.04%
2006     21,949   6.69 to  6.74        147,613  1.55% to 1.70%   0.00%        4.78%     to   4.94%

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Columbia High Yield Fund, Variable Series (Class A)
2010     17,492  18.12 to 18.55        321,620  1.52% to 1.77%   7.72%        9.99%     to  10.27%
2009     17,574  16.47 to 16.82        293,312  1.52% to 1.77%   9.88%       41.63%     to  41.98%
2008     14,606  11.66 to 11.85        171,563  1.52% to 1.72%  10.36%      -26.06%     to -25.91%
2007     14,454  15.77 to 15.99        229,122  1.52% to 1.72%   4.80%        0.11%     to   0.31%
2006     11,356  15.75 to 15.95        179,520  1.52% to 1.72%   2.78%        4.71%(8)  to   9.35%(5)
Columbia Marsico Focused Equities Fund, Variable Series (Class A)
2010     50,384  11.14 to 11.47        573,654  1.52% to 1.77%   0.45%       16.64%     to  16.93%
2009     58,840   9.56 to  9.81        573,393  1.52% to 1.77%   0.66%       26.42%     to  26.73%
2008     61,746   7.56 to  7.74        475,471  1.52% to 1.77%   0.10%      -42.33%     to -42.19%
2007     54,249  13.11 to 13.39        723,363  1.52% to 1.77%   0.12%       11.58%     to  11.86%
2006     37,098  11.87 to 11.97        442,153  1.52% to 1.72%   0.00%        6.42%     to   6.64%(5)(8)
Asset Allocation Fund (Class 2)
2010    125,672           16.76      2,106,807           0.85%   1.96%                      11.55%
2009    137,713           15.03      2,069,569           0.85%   2.36%                      22.94%
2008    135,339           12.22      1,654,437           0.85%   2.86%                     -30.11%
2007     91,779           17.49      1,605,242           0.85%   3.25%                       5.65%
2006     11,970           16.55        198,164           0.85%   3.57%(7)                    5.37%(7)
Global Growth Fund (Class 2)
2010    460,508  22.64 to 24.32     10,692,807  0.85% to 1.72%   1.47%        9.84%     to  10.80%
2009    519,722  20.61 to 21.95     10,945,587  0.85% to 1.72%   1.37%       39.88%     to  41.10%
2008    625,386  14.73 to 15.55      9,375,646  0.85% to 1.72%   1.77%      -39.44%     to -38.91%
2007    651,852  24.33 to 25.46     16,060,278  0.85% to 1.72%   2.76%       12.89%     to  13.88%
2006    514,583  21.55 to 22.36     11,166,439  0.85% to 1.72%   0.80%        8.37%(7)  to  18.38%(5)
Growth Fund (Class 2)
2010    577,056  19.46 to 20.91     11,489,423  0.85% to 1.72%   0.72%       16.66%     to  17.68%
2009    628,545  16.68 to 17.77     10,694,952  0.85% to 1.72%   0.65%       37.04%     to  38.23%
2008    736,241  12.18 to 12.85      9,108,184  0.85% to 1.72%   0.82%      -44.93%     to -44.45%
2007    706,773  22.11 to 23.14     15,810,039  0.85% to 1.72%   0.79%       10.43%     to  11.40%
2006    604,883  20.02 to 20.77     12,196,400  0.85% to 1.72%   0.98%        3.47%(7)  to   8.34%(5)
Growth-Income Fund (Class 2)
2010    771,857  16.12 to 17.33     12,783,276  0.85% to 1.72%   1.47%        9.53%     to  10.48%
2009    854,158  14.72 to 15.68     12,870,904  0.85% to 1.72%   1.58%       29.01%     to  30.13%
2008    979,919  11.41 to 12.05     11,399,496  0.85% to 1.72%   1.71%      -38.91%     to -38.38%
2007    990,371  18.68 to 19.56     18,755,270  0.85% to 1.72%   1.57%        3.25%     to   4.16%
2006    829,697  18.09 to 18.78     15,129,375  0.85% to 1.72%   1.81%        8.70%(7)  to  13.24%(5)
Growth and Income Portfolio (Class VC)
2010    991,030   8.99 to 12.59     11,488,810  0.85% to 1.90%   0.59%       15.20%     to  16.42%
2009    984,662   7.80 to 10.82      9,972,867  0.85% to 1.90%   1.05%       16.66%     to  17.89%(5)
2008    912,391   6.69 to  9.17      7,912,037  0.85% to 1.90%   1.78%      -37.62%     to -36.96%
2007    611,579  13.81 to 14.55      8,560,516  0.85% to 1.77%   1.58%        1.62%     to   2.56%(5)
2006    338,203  13.59 to 14.19      4,648,757  0.85% to 1.72%   1.46%        7.75%(7)  to  15.27%(5)

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Mid Cap Value Portfolio (Class VC)
2010     13,916           14.57        202,710           0.85%   0.36%                      24.37%
2009     16,254           11.71        190,371           0.85%   0.52%                      25.54%
2008     14,663            9.33        136,788           0.85%   1.27%                     -39.87%
2007     15,888           15.51        246,502           0.85%   0.75%                      -0.27%
2006        244           15.56          3,803           0.85%   0.00%(9)                   11.75%(9)
MTB Managed Allocation Fund - Moderate Growth II
2010     12,029            9.77        117,510           1.52%   0.73%                       8.89%
2009     15,143            8.97        135,865           1.52%   0.01%                      23.73%
2008     17,532            7.25        127,133           1.52%   1.71%                     -30.15%
2007      9,653           10.38        100,206           1.52%   3.42%                       3.81%(11)
2006         --              --             --             --      --                          --
Franklin Income Securities Fund (Class 2)
2010    282,085  10.29 to 10.63      2,942,495  0.85% to 1.90%   6.23%       10.55%     to  11.72%
2009    196,116   9.31 to  9.51      1,843,992  0.85% to 1.90%   7.29%       33.05%     to  34.45%(5)
2008    118,076   6.99 to  7.08        831,032  0.85% to 1.90%   3.27%      -30.06%(12) to -29.23%(12)
2007         --              --             --              --      --                         --
2006         --              --             --              --      --                         --
Franklin Templeton VIP Founding Funds Allocation Fund (Class 2)
2010    323,878   9.11 to  9.40      2,983,855  0.85% to 1.90%   2.38%        8.18%    to    9.32%
2009    278,168   8.42 to  8.60      2,360,067  0.85% to 1.90%   2.86%       27.80%    to   29.15%
2008    233,058   6.59 to  6.66      1,542,126  0.85% to 1.90%   4.75%      -34.10%(12) to -33.42%(12)
2007          -              --             --              --      --                         --
2006          -              --             --              --      --                         --
Allocation Balanced Portfolio (Class 3)
2010    148,850  11.33 to 11.48(4)   1,708,086  1.30% to 1.90%   5.94%(14)    6.05%(14) to   6.72%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --
Allocation Growth Portfolio (Class 3)
2010     18,629  11.00 to 11.17        207,442  1.30% to 1.90%   2.62%(14)    8.60%(14) to   9.39%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --
Allocation Moderate Portfolio (Class 3)
2010    142,836  11.27 to 11.43      1,629,705  1.30% to 1.90%   4.82%(14)    7.00%(14) to   7.62%(14)
2009          -              --             --              --     --                          --
2008          -              --             --              --     --                          --
2007          -              --             --              --     --                          --
2006          -              --             --              --     --                          --

                          FS VARIABLE SEPARATE ACCOUNT
                                       OF
                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                          NOTES TO FINANCIAL STATEMENTS

8.   UNIT VALUES (continued)

                   At December 31                         For the Year Ended December 31
      ----------------------------------------  -------------------------------------------------
                 Unit Fair Value                 Expense Ratio  Investment       Total Return
                    Lowest to       Net Assets      Lowest        Income          Lowest to
Year    Units    Highest ($) (6)        ($)     to Highest (1)   Ratio (2)       Highest (3)
----  ---------  ---------------    ----------  --------------  ----------  ---------------------
Allocation Moderate Growth Portfolio (Class 3)
2010     88,273  10.96 to 11.34        980,010  1.15% to 1.80%   5.49%(14)    7.71%(14) to   8.38%(14)
2009         --              --             --              --     --                          --
2008         --              --             --              --     --                          --
2007         --              --             --              --     --                          --
2006         --              --             --              --     --                          --
Real Return Portfolio (Class 3)
2010    242,390  11.35 to 11.64(4)   2,763,425  0.85% to 1.90%   2.58%(14)    0.44%(14) to   1.35%(15)
2009         --              --             --              --     --                          --
2008         --              --             --              --     --                          --
2007         --              --             --              --     --                          --
2006         --              --             --              --     --                          --

(1) These amounts represent the annualized contract expenses of the variable account, consisting of distribution, mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying investment portfolio have been excluded. For additional information on charges and deductions see footnote 4.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the variable account from the underlying investment portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the variable account is affected by the timing of the declaration of dividends by the underlying portfolio in which the variable account invests. The average net assets are calculated by adding ending net asset balances at the end of each month of the year and dividing it by the number of months that the portfolio had an ending asset balance during the year.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying investment portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. Total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract total returns are not within the range presented due to a variable account being added to a product during the year.

(4) Individual contract unit fair values are not all within the range presented due to differences in the unit fair value at a product's launch date and other market conditions.

(5) Individual contract total returns are not all within the total return range presented due to a variable account being added to a product during the year.

(6) The unit fair value is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio. As such, some individual contract unit values are not within the range presented due to differences in the unit fair value at the products launch date and other market conditions.

(7)  For the period from May 1, 2006 (inception) to December 31, 2006.

(8)  For the period from September 29, 2006 (inception) to December 31, 2006.

(9)  For the period from August 28, 2006 (inception) to December 31, 2006.

(10) For the period from January 29, 2007 (inception) to December 31, 2007.

(11) For the period from February 5, 2007 (inception) to December 31, 2007.

(12) For the period from February 4, 2008 (inception) to December 31, 2008.

(13) For the period from April 30, 2009 (inception) to December 31, 2009.

(14) For the period from January 19, 2010 (inception) to December 31, 2010.

(15) For the period from May 3, 2010 (inception) to December 31, 2010.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

                          INDEX TO FINANCIAL STATEMENTS

                                                                Page
                                                               Numbers
                                                               -------

Report of Independent Registered Public Accounting Firm           1
Balance Sheets - December 31, 2010 and 2009                     2 to 3
Statements of Income (Loss) - Years Ended December 31,
   2010, 2009 and 2008                                            4
Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 and 2008                               5
Statements of Shareholder's Equity - Years Ended December
   31, 2010, 2009 and 2008                                        6
Statements of Cash Flows - Years Ended December 31, 2010,
   2009 and 2008                                                7 to 8
Notes to Financial Statements                                  9 to 59

                                                      PRICEWATERHOUSECOOPERS LLP
                                                                  1201 LOUISIANA
                                                                      SUITE 2900
                                                           HOUSTON TX 77002-5678
                                                        TELEPHONE (713) 356 4000
                                                        FACSIMILE (713) 356 4717

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The United States Life Insurance Company in the City of New York:

In our opinion, the accompanying balance sheets and the related statements of income (loss), of comprehensive income (loss), of equity and of cash flows present fairly, in all material respects, the financial position of the United States Life Insurance Company in the City of New York (the "Company"), an indirect, wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, effective December 31, 2010, the Company merged with American International Life Assurance Company of New York, an affiliate, with the Company being the surviving legal entity.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009.

PRICEWATERHOUSECOOPERS LLP
April 29, 2011

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                                 BALANCE SHEETS

                                                                   December 31,
                                                             -----------------------
                                                               2010         2009
                                                             -------   -------------
                                                                       (as adjusted,
                                                                        see Note 1)
                                                                  (In Millions)
ASSETS
Investments:
   Fixed maturity securities, available for sale, at fair
      value (amortized cost: 2010 - $8,890; 2009 - $9,280)   $ 9,448      $ 9,300
   Fixed maturity securities, trading, at fair value              67           40
   Equity securities, available for sale, at fair value
      (cost: 2010 - $5; 2009 - $15)                                7           19
   Mortgage and other loans receivable, (net of allowance:
      2010 - $18; 2009 - $6)                                     734          791
   Policy loans                                                  216          220
   Investment real estate                                         22           23
   Partnerships and other invested assets                        136          125
   Short-term investments                                        826          611
                                                             -------      -------
Total investments                                             11,456       11,129
Cash                                                               5           17
Accrued investment income                                        120          130
Reinsurance receivables                                          285          302
Deferred policy acquisition costs                                265          324
Income taxes receivable                                           19          120
Other assets                                                     104          127
Separate account assets, at fair value                            83           86
                                                             -------      -------
TOTAL ASSETS                                                 $12,337      $12,235
                                                             =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           BALANCE SHEETS (Continued)

                                                                    December 31,
                                                              -----------------------
                                                               2010          2009
                                                              -------   -------------
                                                                        (as adjusted,
                                                                         see Note 1)
                                                                (In Millions, except
                                                                    share data)
LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
   Future policy benefits                                     $ 4,947      $ 4,908
   Policyholder contract deposits                               4,077        4,100
   Policy claims and benefits payable                             270          770
   Other policyholders' funds                                     409          419
   Reserve for unearned premiums                                  106          122
   Derivative liabilities                                          16            9
   Other liabilities                                              139          156
   Separate account liabilities                                    83           86
                                                              -------      -------
TOTAL LIABILITIES                                              10,047       10,570
                                                              -------      -------
Commitments and contingent liabilities (see Note 12)
SHAREHOLDER'S EQUITY:
   Common stock, $2 par value, 1,980,658 shares authorized,
      issued and outstanding                                        4            4
   Additional paid-in capital                                   2,187        2,186
   Accumulated deficit                                           (249)        (553)
   Accumulated other comprehensive income                         348           28
                                                              -------      -------
TOTAL SHAREHOLDER'S EQUITY                                      2,290        1,665
                                                              -------      -------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                    $12,337      $12,235
                                                              =======      =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                           STATEMENTS OF INCOME (LOSS)

                                                                               Years ended December 31,
                                                                   -----------------------------------------------
                                                                     2010           2009               2008
                                                                   -------   -----------------   -----------------
                                                                             (as adjusted, see   (as adjusted, see
                                                                                  Note 1)              Note 1)
                                                                               (In Millions)
REVENUES:
   Premiums and other considerations                               $  512          $  571             $   889
   Net investment income                                              747             716                 750
   Net realized investment losses:
      Total other-than-temporary impairments on
         available for sale securities                                (77)           (147)               (977)
      Portion of other-than-temporary impairments on
         available for sale fixed maturity securities recognized
         in accumulated other comprehensive income                    (28)             (4)                 --
                                                                   ------          ------             -------
      Net other-than-temporary impairments on available
         for sale securities recognized in net income (loss)         (105)           (151)               (977)
      Other realized investment gains (losses)                         42               6              (1,254)
                                                                   ------          ------             -------
         Total net realized investment losses                         (63)           (145)             (2,231)
   Insurance charges                                                  191             196                 197
   Other                                                               35              33                  32
                                                                   ------          ------             -------
TOTAL REVENUES                                                      1,422           1,371                (363)
                                                                   ------          ------             -------
BENEFITS AND EXPENSES:
   Policyholder benefits                                              787             820               1,130
   Interest credited on policyholder contract deposits                159             166                 186
   Amortization of deferred policy acquisition costs                   48              46                  19
   General and administrative expenses, net of deferrals              118             142                 140
   Commissions, net of deferrals                                      100             109                 123
                                                                   ------          ------             -------
TOTAL BENEFITS AND EXPENSES                                         1,212           1,283               1,598
                                                                   ------          ------             -------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                     210              88              (1,961)
INCOME TAX EXPENSE (BENEFIT):
   Current                                                            (30)             14                (413)
   Deferred                                                           (64)             24                 461
                                                                   ------          ------             -------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                    (94)             38                  48
                                                                   ------          ------             -------
NET INCOME (LOSS)                                                  $  304          $   50             $(2,009)
                                                                   ======          ======             =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                            ---------------------------------------------
                                                             2010          2009               2008
                                                            -----   -----------------   -----------------
                                                                    (as adjusted, see   (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
NET INCOME (LOSS)                                           $ 304        $   50              $(2,009)
OTHER COMPREHENSIVE INCOME (LOSS):
   Net unrealized gains of fixed maturity investments
      on which other-than-temporary credit impairments
      were taken - net of reclassification adjustments         69            79                   --
   Deferred income tax expense on above changes               (28)          (19)                  --
   Net unrealized gains (losses) on all other invested
      assets arising during the current period - net of
      reclassification adjustments                            465         1,035                 (414)
   Deferred income tax (expense) benefit on above changes    (163)         (362)                 145
   Adjustment to deferred policy acquisition costs            (35)          (74)                  42
   Deferred income tax (expense) benefit on above changes      12            26                  (15)
                                                            -----        ------              -------
OTHER COMPREHENSIVE INCOME (LOSS)                             320           685                 (242)
                                                            -----        ------              -------
COMPREHENSIVE INCOME (LOSS)                                 $ 624        $  735              $(2,251)
                                                            =====        ======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                      Years ended December 31,
                                                            -----------------------------------------------
                                                             2010           2009                 2008
                                                            ------   -----------------    -----------------
                                                                     (as adjusted, see    (as adjusted, see
                                                                         Note 1)              Note 1)
                                                                      (In Millions)
COMMON STOCK:
   Balance at beginning and end of year                     $    4        $     4              $     4
ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year                              2,186          1,835                  774
      Capital contributions from Parent (see Note 13)            1            351                1,061
                                                            ------        -------              -------
   Balance at end of year                                    2,187          2,186                1,835
                                                            ------        -------              -------
RETAINED EARNINGS (ACCUMULATED DEFICIT):
   Balance at beginning of year                               (553)        (1,142)                 917
      Cumulative effect of accounting change, net of tax        --            539                   --
      Net income (loss)                                        304             50               (2,009)
      Dividends                                                 --             --                  (50)
                                                            ------        -------              -------
   Balance at end of year                                     (249)          (553)              (1,142)
                                                            ------        -------              -------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
   Balance at beginning of year                                 28           (274)                 (32)
      Cumulative effect of accounting change, net of tax        --           (383)                  --
      Other comprehensive income (loss)                        320            685                 (242)
                                                            ------        -------              -------
   Balance at end of year                                      348             28                 (274)
                                                            ------        -------              -------
TOTAL SHAREHOLDER'S EQUITY                                  $2,290        $ 1,665              $   423
                                                            ======        =======              =======

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                            STATEMENTS OF CASH FLOWS

                                                                             Years ended December 31,
                                                                     ----------------------------------------
                                                                       2010          2009            2008
                                                                     -------    -------------   -------------
                                                                                (as adjusted,   (as adjusted,
                                                                                 see Note 1)     see Note 1)
                                                                                   (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $   304        $  50          $(2,009)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
   (USED IN) OPERATING ACTIVITIES:
Interest credited in policyholder contract deposits                      159          166              186
Fees charged for policyholder contract deposits                           (5)          (5)              (5)
Amortization of deferred policy acquisition costs                         48           46               19
Net realized investment losses                                            63          145            2,231
Equity in (income) loss of partnerships and other invested assets        (21)          (8)              13
Depreciation and amortization                                            (21)           4                4
Amortization (accretion) of net premium/discount on investments          (28)         (55)             (24)
Provision for deferred income taxes                                     (182)        (198)             132
CHANGE IN:
   Trading securities, at fair value                                     (27)          (2)              11
   Accrued investment income                                              10            6               10
   Amounts due to/from related parties                                   (12)          (9)              (1)
   Worker's compensation claim reserve, net                             (331)          (9)              31
   Reinsurance receivables                                                17           25               (9)
   Deferral of deferred policy acquisition costs                         (24)         (19)             (38)
   Income taxes currently receivable/payable                             101          200             (177)
   Other assets                                                           36           15               15
   Future policy benefits                                               (186)        (241)             103
   Other policyholders' funds                                            (10)          59               18
   Other liabilities                                                     (22)           5               (7)
Other, net                                                                16           (1)              (8)
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            $  (115)       $ 174          $   495
                                                                     -------        -----          -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of:
   Fixed maturity securities                                         $(1,521)       $(999)         $  (589)
   Equity securities                                                      --           (6)              (1)
   Mortgage and other loans                                              (12)         (17)             (45)
   Other investments, excluding short-term investments                   (85)         (83)            (136)
Sales of:
   Fixed maturity securities                                           1,295          492              880
   Equity securities                                                      12            9                2
   Other investments, excluding short-term investments                    76          103               53
Redemptions and maturities of:
   Fixed maturity securities                                             656          575              319
   Mortgage and other loans                                               33           66               62
   Other investments, excluding short-term investments                     2            3                3
Change in short-term investments                                        (215)        (379)             (91)
Change in securities lending collateral                                   --           --            2,699
                                                                     -------        -----          -------
      NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES            $   241        $(236)         $ 3,156
                                                                     -------        -----          -------

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                   Years ended December 31,
                                                            --------------------------------------
                                                             2010         2009            2008
                                                            -----    -------------   -------------
                                                                     (as adjusted,   (as adjusted,
                                                                      see Note 1)     see Note 1)
                                                                       (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account deposits                               $ 295        $ 219          $   262
Policyholder account withdrawals                             (271)        (466)            (878)
Net exchanges to/(from) variable accounts                       1           --                2
Claims and annuity payments                                  (163)         (42)               8
Change in securities lending payable                           --           --           (3,904)
Cash overdrafts                                                --           (2)              (4)
Cash capital contribution from Parent Company                  --          350              916
Dividend paid to Parent Company                                --           --              (50)
                                                            -----        -----          -------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES      $(138)       $  59          $(3,648)
                                                            -----        -----          -------
INCREASE (DECREASE) IN CASH                                 $ (12)       $  (3)         $     3
CASH AT BEGINNING OF PERIOD                                    17           20               17
                                                            -----        -----          -------
CASH AT END OF PERIOD                                       $   5        $  17          $    20
                                                            =====        =====          =======
SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid                                           $  27        $  28          $    91
Interest received                                           $  --        $  (1)         $    --
Non-cash activity:
Capital contribution in the form of securities              $  --        $  --          $   145
Other various non-cash contributions                        $   1        $   1          $    --

                 See accompanying notes to financial statements

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

The United States Life Insurance Company in the City of New York ("USL" or the "Company"), is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent"), and its ultimate parent is American International Group, Inc. ("AIG").

The Company offers a broad portfolio of individual life, annuity and certain credit products as well as group insurance. The individual life and annuity products include universal life, term, whole life and interest sensitive whole life, fixed annuities, immediate annuities, terminal funding annuities and structured settlement contracts. These individual life and annuity products are sold primarily to affluent markets, generally through independent general agencies and producers as well as financial institutions. The Company also provides products for certain international markets and other target markets through lower cost distribution channels.

Group insurance products include group life, accidental death & dismemberment ("AD&D"), dental, excess major medical, vision and disability coverage and are sold through independent general agents and producers as well as third party administrators. These products are marketed nationwide to employers, professional and affinity associations.

The Company's credit products are credit life and credit accident and health policies that provide payments on loans if a borrower dies or becomes disabled.

The Company is licensed to sell life and accident and health insurance in all 50 states and the District of Columbia. The Company is also licensed in American Samoa, U.S. Virgin Islands, and Guam.

The operations of the Company are influenced by many factors, including general economic conditions, financial condition of AIG, monetary and fiscal policies of the federal government and policies of state and other regulatory authorities. The level of sales of the Company's insurance products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets and terms and conditions of competing insurance products. The Company is exposed to the risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risks. Continuing volatility in the credit markets may result in additional other-than-temporary impairments relating to the Company's fixed income investments. The Company controls its exposure to these risks by, among other things, closely monitoring and limiting prepayments and extension risk in its portfolio; maintaining a large percentage of its portfolio in liquid securities; engaging in a disciplined process of underwriting; and reviewing and monitoring credit risk. The Company also is exposed to market risk, as market volatility may result in reduced fee income on variable product assets held in separate accounts. Although management expects to be able to achieve its business plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital and surplus.

Effective December 31, 2010 American International Life Assurance Company of New York ("AIL"), a subsidiary of AIG, merged with USL, the surviving entity. The merger represented a transaction between entities under common control. Assets and liabilities transferred between entities under common control are accounted for at historical cost. The accompanying financial statements include the financial position, results of operations and cash flows of AIL for all periods presented.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Certain prior period items have been reclassified to conform to the current period's presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. The Company considers that its accounting policies that are most dependent on the application of estimates and assumptions, and therefore viewed as critical accounting estimates, are those relating to items considered by management in the determination of:

     .    future policy benefits for life and accident and health contracts;

     .    recoverability of deferred policy acquisition costs ("DAC");

     .    estimated gross profits ("EGPs") for investment-oriented products;

     .    other-than-temporary impairments;

     . estimates with respect to income taxes, including recoverability of deferred tax assets; and

     . fair value measurements of certain financial assets and liabilities, including the Company's economic interest in Maiden Lane II LLC ("ML II"), a Delaware limited liability company whose sole member is the Federal Reserve Bank of New York ("New York Fed"). See Note 3 herein.

These accounting estimates require the use of assumptions about matters, some of which are highly uncertain at the time of estimation. To the extent actual experience differs from the assumptions used, the Company's financial condition, results of operations and cash flows could be materially affected.

Out of Period Adjustments

In 2010, the Company recorded the net effect of certain out of period adjustments which decreased pretax income for 2010 by $6 million. The Company evaluated these errors taking into account both qualitative and quantitative factors and considered the impact of these errors to 2010, as well as the materiality to the periods in which they originated. The pretax impact on prior periods relating to the 2010 out of period adjustments is as follows:

                            Total   2009   2008   Pre-2008
                            -----   ----   ----   --------
                                   (In Millions)
Decrease to pretax income   $(6)    $(3)   $(1)     $(2)

Management believes these errors are immaterial to the financial statements.

INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include both long-duration and short-duration contracts.

Long-duration contracts include traditional whole life, term life, endowment, universal life, variable universal life, fixed annuity, guaranteed renewable term life, limited payment and investment contracts. These contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period; however, most contracts issued by the Company in the future allow the insurer to revise certain elements used in determining premium rates or policy benefits, subject to guarantees stated in the contracts.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Short-duration contracts include group life, dental, vision, AD&D, excess major medical, credit and disability policies. These contracts provide insurance protection for a fixed period of short duration and enables the insurer to cancel or adjust the provisions of the contract at the end of any contract period, such as adjusting the amount of premiums charged or coverage provided.

INVESTMENTS

Fixed Maturity and Equity Securities

Fixed maturity and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, net of deferred taxes and an adjustment to DAC, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in income at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable. Dividend income on equity securities is generally recognized as income on the ex-dividend date.

Fixed maturity and equity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in ML II, which is carried at fair value. For discussion on ML II, see Notes 3 and 4. Realized and unrealized gains and losses on trading securities are reported in net investment income.

Evaluating Investments for Other-Than-Temporary Impairments

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. These requirements have significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The new standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changes the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected (recovery value), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income (loss). The Company refers to both credit impairments and impairments recognized as a result of intent to sell as "impairment charges." The impairment model for equity securities was not affected by the standard.

Impairment Policy -- Effective April 1, 2009 and Thereafter

Fixed Maturity Securities

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

When assessing the Company's intent to sell a fixed maturity security, or whether it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to take advantage of favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company may also modify its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into earnings the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security, the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of the securities.

When estimating future cash flows for a structured fixed maturity security (e.g. residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), collateralized debt obligations ("CDO"), asset backed securities ("ABS")) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security. In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

     .    Current delinquency rates;

     .    Expected default rates and timing of such defaults;

     .    Loss severity and the timing of any such recovery;

     .    Expected prepayment speeds; and

     .    Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

Equity Securities

The impairment model for equity securities and other cost and equity method investments was not affected by the adoption of the accounting standard related to other-than-temporary impairments in the second quarter of 2009. The Company continues to evaluate its available for sale equity securities, equity method and cost method investments for impairment by considering such securities as candidates for other-than-temporary impairment if they meet any of the following criteria:

     . The security has traded at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer);

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . A discrete credit event has occurred resulting in (i) the issuer defaulting on a material outstanding obligation; (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

     . The Company has concluded that it may not realize a full recovery on its investment, regardless of the occurrence of one of the foregoing events.

The determination that an equity security is other-than-temporarily impaired requires the judgment of management and consideration of the fundamental condition of the issuer, its near-term prospects and all the relevant facts and circumstances. The above criteria also consider circumstances of a rapid and severe market valuation decline in which the Company could not reasonably assert that the impairment period would be temporary (severity losses).

Fixed Maturity Securities Impairment Policy -- Prior to April 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount, whether attributed to credit or noncredit factors, was recorded as a charge to earnings.

Mortgage and Other Loans Receivable

Mortgage and other loans receivable includes mortgage loans on real estate and collateral, commercial loans and guaranteed loans. Mortgage loans on real estate and collateral, commercial loans and guaranteed loans are carried at unpaid principal balances less credit allowances and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

Policy Loans

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Real Estate

Real estate is classified as held for investment or available for sale, based on management's intent. Real estate held for investment is carried at cost, less accumulated depreciation and impairment write-downs. The Company does not currently hold any available for sale investment real estate.

The Company's investments in real estate are periodically evaluated for recoverability whenever changes in circumstances indicate the carrying amount of an asset may be impaired. When impairment indicators are present, the Company compares expected investment cash flows to carrying value. When the expected cash flows are less than the carrying value, the investments are written down to fair value with a corresponding charge to earnings.

Partnerships and Other Invested Assets

Partnerships in which AIG holds less than a five percent interest are carried at fair value and the change in fair value is recognized as a component of accumulated other comprehensive income (loss). With respect to partnerships in which AIG holds in the aggregate a five percent or greater interest, or less than five percent interest but AIG has more than a minor influence over the operations of the investee, the Company's carrying value is its share of the net asset value of the partnerships. The changes in such net asset values accounted for under the equity method are recorded in earnings through net investment income. In applying the equity method of accounting, the Company consistently uses financial information provided by the general partners or manager of each of these investments, which is generally one to three months prior to the end of the Company's reporting period. The Company uses the carrying value as a practical expedient for fair value. The financial statements of these investees are generally audited on an annual basis.

The Company's investment partnerships are evaluated for impairment consistent with the evaluation of equity securities for impairments as discussed above. Such evaluation considers market conditions, events and volatility that may impact the recoverability of the underlying investments within these investment partnerships and is based on the nature of the underlying investments and specific inherent risks. Such risks may evolve based on the nature of the underlying investments.

Short-Term Investments

Short-term investments consist of interest-bearing money market funds, investment pools, and other investments with original maturities within one year from the date of purchase.

Derivative Financial Instruments

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates, foreign currencies and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps and foreign currency swaps. The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor trader in derivative instruments.

The Company issues indexed universal life and annuity products, which contain embedded derivatives associated with guarantees tied to certain indices. The Company purchases call options from various indicies to offset the increase in its liabilities resulting from the indexed features of these products. With the exception of premiums required for the purchase of publicly-traded or over-the-counter traded options and futures, derivatives contracts purchased by the Company require no up-front cash payment and provide for net settlement.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The Company carries all derivatives, with the exception of bifurcated embedded derivatives, at fair value in the balance sheets as derivative assets or derivative liabilities. The fair value of the embedded derivatives is reflected in policyholder contract deposits in the balance sheets. Changes in the fair value of all derivatives are reported as part of net realized investment gains and losses in the statements of income (loss). See Note 5 for additional disclosures.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CASH

Cash represents cash on hand and non-interest bearing demand deposits.

DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions, underwriting and certain marketing expenses, that vary with and are primarily related to the acquisition of new business.

Policy acquisition costs for traditional life and accident and health insurance products are generally deferred and amortized, with interest, over the premium paying period. Policy acquisition costs and policy issuance costs related to universal life, and investment-type products (investment-oriented products) are deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts. EGPs are based on management's best estimates and are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality gains and losses. If management's assumptions underlying the EGPs change significantly, DAC is recalculated using the new assumptions. Any resulting adjustment is included in income as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts. DAC for certain investment-oriented products is also adjusted with respect to EGPs as a result of changes in the net unrealized gains or losses on fixed maturity and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC on certain products equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains (losses) on fixed maturity and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss). This adjustment applied to business sold on USL paper prior to the December 31, 2010 merger with AIL. DAC related to certain investment-oriented business sold on AIL paper was not adjusted for changes in net unrealized gains or losses.

With respect to the Company's variable universal life policies, the assumption for the long-term growth of the separate account assets used by the Company in the determination of DAC amortization is approximately 8.3 percent. For the Company's variable annuity policies, because of the limited size of the block of business, a simplified approach was used which combines experience for lapses, death, and market growth.

The Company currently offers sales inducements, which may include enhanced crediting rates or bonus payments to policy holders on certain of its products. Sales inducements provided to the policyholder are recognized as part of the liability for policyholder contract deposits on the balance sheets. To qualify for such accounting treatment, the sales inducement must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without bonus interest, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent funds that are separately administered for variable annuities and variable universal life contracts, for which the investment risk lies solely with the contract holder, except to the extent of minimum guarantees made by the Company with respect to certain policies. Therefore, the Company's liability for these variable accounts equals the value of the variable account assets. Separate account assets are primarily shares in mutual funds, which are carried at fair value based on the quoted net asset value per share and are insulated from creditors. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income (loss) and cash flows.

The Company receives administrative fees and other fees for assuming mortality and certain expense risks. Such fees are included in other revenue in the statements of income (loss).

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

FUTURE POLICY BENEFITS

The liability for future policy benefits is established using assumptions described in Note 9 herein. Future policy benefits primarily include the reserves for traditional life and annuity payout contracts are based on estimates of the cost of future policy benefits. Reserves for traditional life are determined using the net level premium method based on actuarial assumptions as to mortality, persistency, interest and expenses established at the policy issue date. Also included in future policy benefits is the liability for annuities issued in structured settlement arrangements whereby a claimant has agreed to settle a general insurance claim in exchange for fixed payments over a fixed determinable period of time with a life contingency feature. Structured settlement liabilities are presented on a discounted basis as the settled claims are fixed and determinable. Additionally, the future policy benefits include the liability for guaranteed minimum death benefit ("the GMDB"). A majority of the Company's variable annuity products are issued with a death benefit feature which provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a GMDB that varies by product. Depending on the product, the GMDB may equal the principal invested, adjusted for withdrawals. The GMDB has issue age and other restrictions to reduce mortality risk exposure. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The Company provides reserves for future GMDB-related benefits. The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Changes in liabilities for minimum guarantees are included in policyholder benefits in the statements of income (loss). The Company regularly evaluates estimates used and adjusts the liability balance, with a related charge or credit to policyholder benefits, if actual experience or other evidence suggests that earlier assumptions should be revised. See Note 9 for additional disclosure.

For group and credit contracts the policy reserve is equal to the unearned premium reserves. The unearned premium reserve for group business is based on gross premium and is calculated on a pro rata basis.

Waiver of premium reserves for life insurance are based on the 1970 Krieger table, modified for Company experience. The interest rate assumption varies by year of incurral and the average is approximately 6.10 percent.

Claim reserves attributable to the workers' compensation business are estimated by using a loss development analysis, based upon a combination of actuarial methods including paid loss development, incurred loss development, and the Bornhuetter-Ferguson method, using both paid and incurred claims. Future expected claim payments are discounted using a 3 percent discount rate.

POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (deposits received, plus accrued interest, less withdrawals and assessed fees). Deposits collected on non-traditional life and annuity insurance products, such as those sold by the Company, are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to policyholder contract deposits upon receipt.

Equity indexed annuities and equity indexed universal life contracts offer a guaranteed minimum interest rate plus a contingent return based on some internal or external equity index. This feature is accounted for in accordance with accounting standards for derivative instruments.

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity and indexed annuity and life contracts. During the fourth quarter of 2010, instead of using the interest rate swap curve, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. See Note 3 for additional disclosures on embedded policy derivatives.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

POLICY CLAIMS AND BENEFITS PAYABLE

Policy claims and benefits payable include amounts representing: (i) the actual in-force amounts for reported life claims and an estimate of incurred but unreported claims; and (ii) an estimate, based upon prior experience, for accident and health reported and incurred but unreported losses. The methods of making such estimates and establishing the resulting reserves are continually reviewed and updated and any adjustments are reflected in current period income.

OTHER POLICYHOLDERS' FUNDS

Included in other policyholders' funds are primarily unearned revenue reserves ("URR"), liabilities for dividends arising out of participating business, reserves for experience rated group products and liabilities for premiums received in advance.

URR consists of front end loads on interest sensitive contracts, representing those policy loads that are non-level and typically higher in initial policy years than in later policy years. Front end loads for interest sensitive life insurance policies are generally deferred and amortized, with interest, in relation to the incidence of EGPs to be realized over the estimated lives of the contracts and are subject to the same adjustments due to changes in the assumptions underlying EGPs as DAC.

Liabilities for dividends arise from participating products issued by the Company. Participating products are those which share in the earnings of the company based on provisions within the insurance contracts sold. These dividends are declared annually by the Board of Directors and may be paid in cash, or they may be applied to reduce future premiums or purchase additional benefits, or they may be left to accumulate with interest until a later date. In addition, certain participating whole life insurance contracts are subject to unique participating policyholder dividend requirements that are imposed by state law. As such, the Company establishes an additional liability because it is required by statute to return 90% of the profits from the contracts to the policyholders in the form of policyholder dividends which will be paid in the future but are not yet payable. The profits used in the liability calculation consist of discrete components for operating income, realized gains and losses and unrealized gains and losses pertaining to the policies and the assets supporting them. The impact of the unrealized gains and losses component is recorded through other comprehensive income (loss). The Company's business has not been profitable and has resulted in an asset, rather than a liability balance. Such assets or receivable balances are not recognized for financial reporting purposes at December 31, 2010.

Provisions for experience rating refunds arise from contractual obligations between the Company and the groups being insured. Periodic assessments of the experience of the insured groups are undertaken and the group participates in the profits of the business, either through adjustments to premiums or through refunds from the liability for the refund.

Premium deposit funds represent a liability for premiums received in advance of their due dates. Such premiums are allowed to accumulate with interest until they are due, at which time the premiums are applied to the underlying policies.

PREMIUM RECOGNITION

Premiums for traditional life insurance products are recognized when due. For limited-payment contracts, net premiums are recorded as revenue. The difference between the gross received and the net premium is deferred and recognized as a change in future policy benefits in the statements of income (loss).

Most receipts for annuities and interest-sensitive life insurance policies are classified as deposits instead of revenue. Revenues for these contracts consist of mortality, expense, and surrender charges and are included in insurance charges in the statements of income (loss). As discussed under "Other Policyholders' Funds" within this note, policy charges that compensate the Company for future services are deferred and recognized in income over the period earned, using the same assumptions used to amortize DAC. Variable annuity and variable universal life fees, asset management fees and surrender charges are recorded as income in other revenue when earned.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Premiums on accident and health policies and credit products are reported as earned over the contract term. The portion of accident and health premiums which is not earned at the end of a reporting period is recorded as reserves for unearned premiums. The Company estimates and accrues group and credit premiums due but not yet collected.

NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

     . Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

     . Dividend income and distributions from common and preferred stock and other investments when receivable.

     . Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

     . Earnings from hedge funds and limited partnership investments accounted for under the equity method.

     .    Interest income on policy loans.

NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

     . Sales of fixed maturity and equity securities (except trading securities accounted for at fair value), real estate, investments in joint ventures and limited partnerships, securities lending invested collateral and other types of investments.

     . Reductions to the cost basis of fixed maturity and equity securities (except trading securities accounted for at fair value) and other invested assets for other-than-temporary impairments.

     .    Changes in fair value of derivatives.

INCOME TAXES

Deferred taxes and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in income in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in income.

SECURITIES LENDING INVESTED COLLATERAL AND SECURITIES LENDING PAYABLE

On December 12, 2008, the Company terminated its securities lending activities (see Note 7 for additional information).

Securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available-for-sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income (loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statements of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings. Changes in forward purchase commitments were recorded as net realized investment gains (losses) in the statements of income (loss).

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009.

ACCOUNTING CHANGES

FUTURE APPLICATION OF ACCOUNTING STANDARDS

Consolidation of Investments in Separate Accounts

In April 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard that clarifies that an insurance company should not combine any investments held in separate account interests with its interest in the same investment held in its general account when assessing the investment for consolidation. Separate accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who bear the investment risk. The standard also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation of an investment is required and the insurer's interest is through its general account in addition to any separate accounts. The new standard is effective for interim and annual periods beginning on January 1, 2011 for the Company. Earlier application is permitted. The Company adopted this new standard on January 1, 2011. The adoption of this new standard did not have a material effect on its financial condition, results of operations or cash flows.

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued an accounting standard update that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has determined not to early adopt, but has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard update will result in a decrease of the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2010:

Consolidation of Variable Interest Entities ("VIE")

In June 2009, the FASB issued an accounting standard that amends the guidance addressing consolidation of certain variable interest entities with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and has (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The new standard also requires enhanced financial reporting by enterprises involved with variable interest entities. The adoption of the new standard update did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

In February 2010, the FASB also issued an update to the aforementioned accounting standard that defers the revised consolidation rules for variable interest entities with attributes of, or similar to, an investment company or money market fund.

Accounting for Embedded Credit Derivatives

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in CDOs, credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the new standard on January 1, 2009. See Note 5 for related disclosures.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities.

The Company adopted the new standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase the Company's shareholder's equity by $156 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $539 million and an increase to accumulated other comprehensive loss of $383 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain previous non-credit impairment charges directly attributable to the change in accounting principle (see Note 14 herein). The cumulative effect adjustment resulted in an increase of approximately $628 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income will be offset, in part, by a decrease in the amortization of DAC.

The new standard is expected to reduce the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

     . Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

     . The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

     . For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of the new accounting standard for other-than-temporary impairments:

                                                             (Increase)   (Increase) Decrease   Net Increase in
                                                            Decrease to      to Accumulated      the Company's
                                                            Accumulated   Other Comprehensive    Shareholder's
                                                              Deficit             Loss               Equity
                                                            -----------   -------------------   ---------------
                                                                                 (In Millions)
Net effect of the increase in amortized cost of available
   for sale fixed maturity securities                          $ 628            $(628)               $ --
Net effect of related DAC, sales inducement assets and
   other insurance balances                                      (39)              39                  --
Net effect on deferred income tax assets                         (50)             206                 156
                                                               -----            -----                ----
Net increase in the Company's shareholder's equity             $ 539            $(383)               $156
                                                               =====            =====                ====

Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. The new standard also requires extensive additional fair value disclosures. The adoption of the new standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. The new standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. The new standard was effective beginning October 1, 2009 for the Company. The adoption of the new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)

In September 2009, the FASB issued an accounting standard that permits, as a practical expedient, a company to measure the fair value of an investment that is within the scope of the update on the basis of the net asset value per share of the investment (or its equivalent) if that value is calculated in accordance with fair value as defined by the FASB. The standard also requires enhanced disclosures. The new standard applies to investment companies that do not have readily determinable fair values such as certain hedge funds and private equity funds. The new standard was effective for interim and annual periods ending after December 15, 2009. The new standard does not apply to the Company and therefore did not have a material effect on the Company's financial condition, results of operations or cash flows.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

Fair Value Measurements and Fair Value Option

In September 2006, the FASB issued an accounting standard that defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The standard must be applied prospectively, except for certain stand-alone derivatives and hybrid instruments, which must be applied as a cumulative effect of change in accounting principle to retained earnings at January 1, 2008. The adoption of the standard did not have a material effect on the Company's financial condition or results of operations.

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

Fair Value of Financial Assets in Inactive Markets

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition, results of operations and cash flows were not material.

Amendment to Other-Than-Temporary Impairment Guidance

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

3. FAIR VALUE MEASUREMENTS

Fair Value Measurements on a Recurring Basis

The Company carries certain financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Fair Value Hierarchy

Assets and liabilities recorded at fair value in the balance sheets are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

..    Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments. Assets and liabilities measured at fair value on a recurring basis and classified as Level 1 include certain government and agency securities, actively traded listed common stocks and futures and options contracts, most separate account assets and most mutual funds.

..    Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Assets and liabilities measured at fair value on a recurring basis and classified as Level 2 generally include certain government and agency securities, most investment-grade and high-yield corporate bonds, certain RMBS, CMBS and collateralized loan obligations/asset-backed securities (CLO/ABS), certain listed equities, state, municipal and provincial obligations, hybrid securities, securities purchased (sold) under agreements to resell (repurchase), mutual fund and hedge fund investments, and certain interest rate and currency derivative contracts.

..    Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability. In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability. Assets and liabilities measured at fair value on a recurring basis and classified as Level 3 include certain RMBS, CMBS, and collateralized debt/asset-backed securities (CDO/ABS), corporate debt, certain municipal and sovereign debt, certain derivative contracts, private equity and real estate fund investments, and direct private equity investments. The Company's non-financial instrument assets that are measured at fair value on a non-recurring basis generally are classified as Level 3.

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Valuation Methodologies

Incorporation of Credit Risk in Fair Value Measurements

..    The Company's Own Credit Risk. Fair value measurements for certain freestanding derivatives incorporate the Company's own credit risk by determining the explicit cost for each counterparty to protect against its net credit exposure to the Company at the balance sheet date by reference to observable credit default swap or cash bond spreads. A derivative counterparty's net credit exposure to the Company is determined based on master netting agreements, which take into consideration all derivative positions with the Company, as well as cash collateral posted by the Company at the balance sheet date.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

..    Counterparty Credit Risk. Fair value measurements for freestanding derivatives incorporate counterparty credit risk by determining the explicit cost for the Company to protect against its net credit exposure to each counterparty at the balance sheet date by reference to observable counterparty credit default swap spreads, when available. When not available, other directly or indirectly observable credit spreads will be used to derive the best estimates of the counterparty spreads. The Company's net credit exposure to a counterparty is determined based on master netting agreements, which take into consideration all derivative positions with the counterparty, as well as cash collateral posted by the counterparty at the balance sheet date.

A credit default swap ("CDS") is a derivative contract that allows the transfer of third party credit risk from one party to the other. The buyer of the CDS pays an upfront and/or periodic premium to the seller. The seller's payment obligation is triggered by the occurrence of a credit event under a specified reference security and is determined by the loss on that specified reference security. The present value of the amount of the periodic and/or upfront premium therefore represents a market-based expectation of the likelihood that the specified reference party will fail to perform on the reference obligation, a key market observable indicator of non-performance risk (the CDS spread).

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name CDS spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

Fixed Maturity Securities - Trading and Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from dealer markets.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market- observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

Fixed Maturity Securities issued by Government Entities

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

Fixed Maturity Securities issued by Corporate Entities

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS, CDOs and other ABS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS, CDOs and other ABS. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CDOs or other ABS is limited, certain inputs used to determine fair value may not be observable in the market.

ML II

The fixed maturity securities, trading portfolio includes an interest in ML II. See Note 4 for additional background information on ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $52 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly for the amounts reported.

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the New York Fed. The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of ML II as shown in the table below.

                                        Fair Value Change
                                        -----------------
Twelve Months Ended December 31, 2010     (In Millions)
-------------------------------------
Discount Rates
--------------
200 basis point increase                      $ (8)
200 basis point decrease                         9
400 basis point increase                       (14)
400 basis point decrease                        18

Estimated Future Cash Flows
---------------------------
10% increase                                    15
10% decrease                                   (17)
20% increase                                    32
20% decrease                                   (33)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair value of ML II is likely to vary, perhaps materially, from the amount estimated.

Equity Securities Traded in Active Markets - Available for Sale

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure at fair value marketable equity securities in its available for sale portfolios. Market price data is generally obtained from exchange or dealer markets.

Hedge Funds, Private Equity Funds and Other Investment Partnerships - Partnerships and Other Invested Assets

The Company initially estimates the fair value of investments in certain hedge fund, private equity funds and other partnerships by reference to the transaction price. Subsequently, the Company obtains the fair value of these investments from net asset value information provided by the general partner or manager of the investments, the financial statements of which are generally audited annually. The Company considers observable market data and

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

performs diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Separate Account Assets

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

Freestanding Derivatives

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. The Company will update valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

Embedded Policy Derivatives Included in Policyholder Contract Deposits

The fair value of embedded derivatives contained in certain equity-indexed annuity and life contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

With respect to embedded derivatives in the Company's indexed life and annuity contracts, option pricing models are used to estimate fair value, taking into account assumptions for future equity index growth rates, volatility of the equity index, future interest rates, and determinations on adjusting the participation rate and the cap on equity indexed credited rates in light of market conditions and policyholder behavior assumptions. This methodology incorporates an explicit risk margin to take into consideration market participant estimates of projected cash flows and policyholder behavior.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with indexed annuity and life contracts. Historically, the expected cash flows were discounted using the interest rate swap curve (swap curve), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $2 million.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

At December 31, 2010

                                                                                      Total
                                                                                       Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  143     $ --    $   143
   Foreign government                                     --          99       --         99
   States, territories & political subdivisions           --          94       34        128
   Corporate securities                                   --       7,576      129      7,705
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         544      237        781
      Commercial mortgage-backed securities               --         138      301        439
      Collateralized debt obligation / Asset backed
         securities                                       --          62       91        153
                                                         ---      ------     ----    -------
Total fixed maturity securities, available for sale       --       8,656      792      9,448
                                                         ---      ------     ----    -------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset backed
         securities                                       --          --       67         67
                                                         ---      ------     ----    -------
Total fixed maturity securities, trading                  --          --       67         67
                                                         ---      ------     ----    -------
Equity securities, available for sale:
   Common stocks                                          --          --        2          2
   Preferred stocks                                       --           5       --          5
                                                         ---      ------     ----    -------
Total equity securities, available for sale               --           5        2          7
                                                         ---      ------     ----    -------
Partnerships and other invested assets                    --          25       32         57
Short-term investments                                    --         537       --        537
Separate account assets                                   83          --       --         83
                                                         ---      ------     ----    -------
         Total                                           $83      $9,223     $893    $10,199
                                                         ===      ======     ====    =======

LIABILITIES:
Policyholder contract deposits                           $--      $   --     $ 10    $    10
Derivative liabilities:
   Foreign exchange contracts                             --          16       --         16
                                                         ---      ------     ----    -------
Total derivative liabilities                              --          16       --         16
                                                         ---      ------     ----    -------
         Total                                           $--      $   16     $ 10    $    26
                                                         ===      ======     ====    =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

At December 31, 2009

                                                                                      Total
                                                                                      Fair
                                                       Level 1   Level 2   Level 3    Value
                                                       -------   -------   -------   -------
                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for sale:
   U.S. government obligations                           $--      $  188     $ --     $  188
   Foreign government                                     --          64       --         64
   States, territories & political subdivisions           --          60       18         78
   Corporate securities                                   --       6,985      308      7,293
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              --         846      244      1,090
      Commercial mortgage-backed securities               --         240      201        441
      Collateralized debt obligation / Asset backed
         securities                                       --          59       87        146
                                                         ---      ------     ----     ------
Total fixed maturity securities, available for sale       --       8,442      858      9,300
                                                         ---      ------     ----     ------
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and collateralized:
      Collateralized debt obligation / Asset
         backed securities                                --          --       40         40
                                                         ---      ------     ----     ------
Total fixed maturity securities, trading                  --          --       40         40
                                                         ---      ------     ----     ------
Equity securities, available for sale:
   Common stocks                                          13          --        2         15
   Preferred stocks                                       --           4       --          4
                                                         ---      ------     ----     ------
Total equity securities, available for sale               13           4        2         19
                                                         ---      ------     ----     ------
Partnerships and other invested assets                    --           4       20         24
Short-term investments                                    --         392       --        392
Separate account assets                                   86          --       --         86
                                                         ---      ------     ----     ------
      Total                                              $99      $8,842     $920     $9,861
                                                         ===      ======     ====     ======
LIABILITIES:
Policyholder contract deposits                           $--      $   --     $  3     $    3
Derivative liabilities                                    --           9       --          9
                                                         ---      ------     ----     ------
      Total                                              $--      $    9     $  3     $   12
                                                         ===      ======     ====     ======

Transfers of Level 1 and Level 2 Assets and Liabilities

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

At December 31, 2010 and 2009, Level 3 assets were 7.2 percent and 7.5 percent of total assets, respectively, and Level 3 liabilities were 0.10 percent and
0.03 percent of total liabilities, respectively.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Changes in Level 3 Recurring Fair Value Measurements

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                                              Net
                                                            Realized                                                      Changes in
                                                              and                                                         Unrealized
                                                           Unrealized                  Purchases,                           Gains
                                                             Gains      Accumulated      Sales,                          (Losses) on
                                              Balance at    (Losses)      Other        Issuances               Balance   Instruments
                                               Beginning  included in  Comprehensive      and         Net      at End    Held at End
Twelve Months Ended December 31, 2010          of Period   Income (a)  Income (Loss)  Settlements  Transfers  of Period   of Period
--------------------------------------------  ----------  -----------  -------------  -----------  ---------  ---------  -----------
                                                                                   (In Millions)
ASSETS:
Fixed maturity securities, available for
   sale:
   States, territories & political
      subdivisions                               $ 18        $  --          $ (1)        $  29       $ (12)      $ 34        $--
   Corporate securities                           308           --             8           (29)       (158)       129         --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed securities      244           (7)           41           (84)         43        237         --
      Commercial mortgage-backed securities       201         (101)          193           (69)         77        301         --
      Collateralized debt obligation / Asset
         backed securities                         87            1            21             7         (25)        91         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, available
   for sale                                       858         (107)          262          (146)        (75)       792         --
                                                 ----        -----          ----         -----       -----       ----        ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation / Asset
         backed securities                         40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Total fixed maturity securities, trading           40           25            --             2          --         67         25
                                                 ----        -----          ----         -----       -----       ----        ---
Equity securities, available for sale:
   Common stocks                                    2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Total equity securities, available for sale         2           --            --            --          --          2         --
                                                 ----        -----          ----         -----       -----       ----        ---
Partnerships and other invested assets             20            3             1             6           2         32         --
                                                 ----        -----          ----         -----       -----       ----        ---
         Total                                   $920        $ (79)         $263         $(138)      $ (73)      $893        $25
                                                 ----        -----          ----         -----       -----       ----        ---
LIABILITIES:
Policyholder contract deposits                   $  3        $  --          $ --         $   7       $  --       $ 10        $--

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                                        Changes in
                                                     Net Realized                   Purchases,                          Unrealized
                                                    and Unrealized   Accumulated      Sales,                          Gains (Losses)
                                        Balance at  Gains (Losses)      Other       Issuances               Balance   on Instruments
                                         Beginning    included in   Comprehensive      and         Net     at End of    Held at End
Twelve Months Ended December 31, 2010    of Period    Income (a)    Income (Loss)  Settlements  Transfers    Period      of Period
--------------------------------------  ----------  --------------  -------------  -----------  ---------  ---------  --------------
                                                                               (In Millions)
ASSETS:
Fixed maturity securities, available
   for sale:
   States, territories & political
      subdivisions                         $ --          $ --            $ --         $  33       $ (15)     $ 18          $--
   Corporate securities                     449             3              97          (103)       (138)      308           --
   Mortgage-backed, asset-backed and
      collateralized:
      Residential mortgage-backed
         securities                         276           (17)             (5)          (42)         32       244           --
      Commercial mortgage-backed
         securities                          97           (23)            (16)           (8)        151       201           --
      Collateralized debt obligation /
         Asset backed securities             50           (13)            (16)            9          57        87           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   available for sale                       872           (50)             60          (111)         87       858           --
                                           ----          ----            ----         -----       -----      ----          ---
Fixed maturity securities, trading:
   Mortgage-backed, asset-backed and
      collateralized:
      Collateralized debt obligation /
         Asset backed securities             41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Total fixed maturity securities,
   trading                                   41            (3)             --             2          --        40           --
                                           ----          ----            ----         -----       -----      ----          ---
Equity securities, available for sale:
   Common stocks                              1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Total equity securities, available for
   sale                                       1            --              --             1          --         2           --
                                           ----          ----            ----         -----       -----      ----          ---
Partnerships and other invested assets       17            (3)              2             3           1        20           --
                                           ----          ----            ----         -----       -----      ----          ---
      Total                                $931          $(56)           $ 62         $(105)      $  88      $920          $--
                                           ----          ----            ----         -----       -----      ----          ---
LIABILITIES:
Policyholder contract deposits             $  1          $ --            $ --         $   2       $  --      $  3          $--

(a) Net realized gains and losses related to Level 3 items shown above are reported in the statements of income (loss) as net realized investment gains (losses). Net realized and unrealized gains and losses on trading securities are reported in net investment income.

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

Transfers of Level 3 Assets and Liabilities

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include: circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                             Gross      Gross       Net
                                           Transfers  Transfers  Transfers
At December 31, 2010                           In       (Out)    In (Out)
-----------------------------------------  ---------  ---------  ---------
                                                    (In Millions)
ASSETS:
   Obligations of states, municipalities
      and political subdivisions             $ --       $ (12)     $ (12)
   Corporate securities                       104        (262)      (158)
   RMBS                                        43          --         43
   CMBS                                        77          --         77
   CDO/ABS                                      1         (26)       (25)
   Partnerships and other invested assets       3          (1)         2
                                             ----       -----      -----
Total assets                                 $228       $(301)     $ (73)
                                             ====       =====      =====

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $228 million of assets consisting of certain ABS, CMBS and RMBS, private placement corporate debt and investment partnerships. The transfers into Level 3 related to investments in ABS, RMBS and CMBS were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix. Investment partnerships transferred into Level 3 primarily consisted of certain hedge funds with limited market activity due to fund-imposed redemption restrictions.

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $301 million of assets out of Level 3. These transfers out of Level 3 are primarily related to investments in private placement corporate debt, investments in certain ABS and CDOs and certain investment partnerships. Transfers out of Level 3 for private placement corporate debt and for ABS were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Similarly, transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments were primarily due to increased observations of market transactions and price information for those securities. Certain investment partnerships were transferred out of Level 3 primarily due to the availability of information related to the underlying assets of these funds.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Investments in Certain Entities Carried at Fair Value Using Net Asset Value Per Share

The following table includes information related to the Company's investments in certain other invested assets, including private equity funds, hedge funds and other alternative investments that calculate net asset value per share (or its equivalent). For these investments, which are measured at fair value on a recurring or non-recurring basis, the Company uses the net asset value per share as a practical expedient for fair value.

                                                                                 December 31, 2010        December 31, 2009
                                                                             ------------------------  ------------------------
                                                                             Fair Value                 Fair Value
                                                                              Using Net     Unfunded    Using Net     Unfunded
                                                                             Asset Value  Commitments  Asset Value  Commitments
                                                                             -----------  -----------  -----------  -----------
                                                                                                (In Millions)
INVESTMENT CATEGORY
Private equity funds:
   Leveraged buyout  Debt and/or equity investments made as part of a transaction in which assets of mature companies are
                     acquired from the current shareholders, typically with
                     the use of financial leverage.                              $20          $19          $12          $27

   Venture capital   Early-stage, high-potential, growth companies expected
                     to generate a return through an eventual realization
                     event, such as an initial public offering or sale of
                     the company.                                                  2            3           --           --

   Other             Real estate, energy, multi-strategy, mezzanine, and
                     industry-focused strategies.                                  7            4            7            5

                                                                                 ---          ---          ---          ---
Total private equity funds                                                        29           26           19           32
                                                                                 ---          ---          ---          ---
Hedge funds:
   Long-short        Securities that the manager believes are undervalued,
                     with corresponding short positions to hedge market
                     risk.                                                        25           --           --           --

   Other             Non-U.S. companies, futures and commodities, macro and
                     multi-strategy and industry-focused strategies.              --           --            4           --
                                                                                 ---          ---          ---          ---
Total hedge funds                                                                 25           --            4           --
                                                                                 ---          ---          ---          ---
Total                                                                            $54          $26          $23          $32
                                                                                 ===          ===          ===          ===

At December 31, 2010, private equity fund investments included above are not redeemable during the lives of the funds and have expected remaining lives that extend in some cases more than 10 years. At that date, 1 percent of the total above had expected remaining lives of less than three years, 20 percent between 3 and 7 years and 78 percent between 7 and 10 years. Expected lives are based upon legal maturity, which can be extended at the fund manager's discretion, typically in one-year increments.

At December 31, 2010, all hedge fund investments included above are redeemable quarterly, with redemption notices ranging from 30 days to 90 days. 100 percent require redemption notices of less than 90 days. An investment representing approximately 98 percent of the value of the hedge fund investments cannot be redeemed, either in whole or in part, because the investment includes various restrictions. The restrictions, which have a pre-defined end date, are expected to be lifted by the end of 2012.

Fair Value Measurements on a Non-Recurring Basis

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include cost and equity-method investments and mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below:

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Cost and equity-method investments. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed in Valuation Methodologies, above, for other invested assets.

Mortgage and other loans. When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

Fair Value Option - Fixed Maturity Securities, Trading

The Company may elect to measure financial instruments at fair value and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded gains (losses) of $25 million, $(3) million and $(11) million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

Fair Value Information about Financial Instruments Not Measured at Fair Value

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts) is discussed below.

Mortgage and Other Loans Receivable

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information.

Policy loans

The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

Short-Term Investments

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

Policyholder Contract Deposits Associated with Investment-type Contracts

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                       2010                2009
                                                -----------------   -----------------
                                                Carrying    Fair    Carrying    Fair
                                                 Amount    Value     Amount     Value
                                                --------   ------   --------   ------
                                                            (In Millions)
ASSETS
Fixed maturity securities, available for sale    $9,448    $9,448    $9,300    $9,300
Fixed maturity securities, trading                   67        67        40        40
Equity securities, available for sale                 7         7        19        19
Mortgage and other loans receivable                 734       755       791       745
Policy loans                                        216       216       220       220
Partnerships and other invested assets              136       136       125       125
Short-term investments                              826       826       611       611
Separate account assets                              83        83        86        86

LIABILITIES
Policyholder contract deposits (a)                2,239     2,451     2,223     2,338
Derivative liabilities                               16        16         9         9

(a) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

4. INVESTMENTS

FIXED MATURITY AND EQUITY SECURITIES

Available for Sale Securities

The cost or amortized cost, gross unrealized gains and losses, and fair value of fixed maturity and equity securities available for sale by major category were as follows:

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                           $  128       $ 15         $  --     $  143       $ --
   Foreign government                                        86         13            --         99         --
   States, territories & political subdivisions             130          1            (3)       128         --
   Corporate securities                                   6,948        668           (43)     7,573          7
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities                809         32           (60)       781        (23)
      Commercial mortgage-backed securities                 496         17           (74)       439        (19)
      Collateralized debt obligation / Asset
         backed securities                                  161         11           (19)       153          7
   Affiliated securities                                    132         --            --        132         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    8,890        757          (199)     9,448        (28)
Equity securities:
   Common stocks                                              1         --            --          2         --
   Preferred stocks                                           4          1            --          5         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                       5          1            --          7         --
                                                         ------       ----         -----     ------       ----
Total                                                    $8,895       $758         $(199)    $9,455       $(28)
                                                         ======       ====         =====     ======       ====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                                                      Other-Than-
                                                        Cost or       Gross        Gross               Temporary
                                                       Amortized   Unrealized   Unrealized    Fair    Impairments
                                                          Cost        Gains       Losses      Value   in AOCI (a)
                                                       ---------   ----------   ----------   ------   -----------
                                                                             (In Millions)
December 31, 2009
Fixed maturities
   U.S. government obligations                           $  173       $ 15         $  --     $  188       $ --
   Foreign government                                        57          8            --         65         --
   States, territories & political subdivisions              79          1            (2)        78         --
   Corporate securities                                   6,783        487          (100)     7,170         12
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              1,196         40          (146)     1,090        (33)
      Commercial mortgage-backed securities                 686          8          (254)       440        (77)
      Collateralized debt obligation / Asset
         backed securities                                  184          5           (42)       147          1
   Affiliated securities                                    122         --            --        122         --
                                                         ------       ----         -----     ------       ----
Total fixed maturities                                    9,280        564          (544)     9,300        (97)
Equity securities:
   Common stocks                                             11          5            (1)        15         --
   Preferred stocks                                           4         --            --          4         --
                                                         ------       ----         -----     ------       ----
Total equity securities                                      15          5            (1)        19         --
                                                         ------       ----         -----     ------       ----
Total                                                    $9,295       $569         $(545)    $9,319       $(97)
                                                         ======       ====         =====     ======       ====

(a) Represents the amount of other-than-temporary impairment losses recognized in accumulated other comprehensive income (loss), which, starting on April 1, 2009, were not included in earnings. Amount includes unrealized gains and losses on impaired securities relating to changes in the value of such securities subsequent to the impairment measurement date.

The following table summarizes the Company's fair values and gross unrealized losses on fixed maturity and equity securities available for sale, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009:

                                                       Less than 12 Months    12 Months or More          Total
                                                       -------------------   ------------------   -------------------
                                                                   Gross                Gross                 Gross
                                                        Fair    Unrealized    Fair   Unrealized    Fair    Unrealized
                                                        Value     Losses     Value     Losses      Value     Losses
                                                       ------   ----------   -----   ----------   ------   ----------
                                                                                (In Millions)
December 31, 2010
Fixed maturities
   U.S. government obligations                         $   --      $ --       $ --      $  --     $   --      $  --
   Foreign government                                      --        --         --         --         --         --
   States, territories & political subdivisions            91        (3)        --         --         91         (3)
   Corporate securities                                   754       (28)       325        (15)     1,079        (43)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              210        (8)       239        (52)       449        (60)
      Commercial mortgage-backed securities                34        --        269        (74)       303        (74)
      Collateralized debt obligation / Asset
         backed securities                                 23        (2)        82        (17)       105        (19)
                                                       ------      ----       ----      -----     ------      -----
Total fixed maturities                                  1,112       (41)       915       (158)     2,027       (199)
                                                       ------      ----       ----      -----     ------      -----
Total                                                  $1,112      $(41)      $915      $(158)    $2,027      $(199)
                                                       ======      ====       ====      =====     ======      =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                        Less than 12 Months     12 Months or More           Total
                                                       --------------------   --------------------   -------------------
                                                                    Gross                  Gross                 Gross
                                                        Fair     Unrealized    Fair     Unrealized    Fair    Unrealized
                                                        Value      Losses      Value      Losses      Value     Losses
                                                       ------    ----------   ------    ----------   ------   ----------
                                                                                 (In Millions)
December 31, 2009
Fixed maturities
   States, territories & political
      subdivisions                                     $   37       $  (1)    $   14        $ (1)    $   51      $  (2)
   Corporate securities                                 1,154         (58)       828         (42)     1,982       (100)
   Mortgage-backed, asset-backed and collateralized:
      Residential mortgage-backed securities              244         (82)       256         (64)       500       (146)
      Commercial mortgage-backed securities               168        (167)       103         (87)       271       (254)
      Collateralized debt obligation / Asset
         backed securities                                 48         (25)        75         (17)       123        (42)
                                                       ------       -----     ------       -----     ------      -----
Total fixed maturities                                  1,651        (333)     1,276        (211)     2,927       (544)
Equity securities:
   Common stocks                                           --          --          1          (1)         1         (1)
   Preferred stocks                                         4          --         --          --          4         --
                                                       ------       -----     ------       -----     ------      -----
Total equity securities                                     4          --          1          (1)         5         (1)
                                                       ------       -----     ------       -----     ------      -----
   Total                                               $1,655       $(333)    $1,277       $(212)    $2,932      $(545)
                                                       ======       =====     ======       =====     ======      =====

As of December 31, 2010, the Company held 445 individual fixed maturity and equity securities that were in an unrealized loss position, of which 209 individual securities were in a continuous unrealized loss position for twelve months or more.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010, because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

The following table presents the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010:

                                                              Total Fixed Maturity Available
                                                                    for Sale Securities
                                                              ------------------------------
                                                                  Amortized
                                                                     Cost        Fair Value
                                                                  ---------      ----------
                                                                      (In Millions)
Due in one year or less                                             $  361        $  366
Due after one year through five years                                1,624         1,739
Due after five years through ten years                               1,745         1,902
Due after ten years                                                  3,694         4,069
Mortgage-backed, asset-backed and collateralized securities          1,466         1,372
                                                                    ------        ------
Total fixed maturity securities available for sale                  $8,890        $9,448
                                                                    ======        ======

Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

At December 31, 2010, the Company's investments included one investment with a single issuer that each exceeded 10 percent of the Company's shareholder's equity. The investment was a short-term money market investment of

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

$823 million. In 2009, there was one investment exceeding 10 percent, which was a short-term money market investment.

Total carrying values of bonds, at amortized cost deposited with regulatory authorities in accordance with statutory requirements were $194 million and $366 million at December 31, 2010 and 2009, respectively.

Trading Securities

ML II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, AIG, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II (the "ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the ML II Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the ML II Senior Loan.

Neither AIG nor the Company have any control rights over ML II. The Company has determined that ML II is a VIE and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 3 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

Net unrealized gains (losses) included in the statements of income (loss) from fixed maturity securities classified as trading securities in 2010, 2009 and 2008 were $25 million, $565 thousand and $(11) million, respectively.

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2010, the Company had direct commercial mortgage loan exposure of $743 million representing U.S. loan exposure. At that date, substantially all of the U.S. loans were current. The Company does not currently have any foreign commercial mortgage loans.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The U.S. commercial loan exposure by state and type of loan, at December 31, 2010, were as follows:

State          # of Loans   Amount *   Apartments   Offices   Retails   Industrials   Hotels   Others   % of Total
------------   ----------   --------   ----------   -------   -------   -----------   ------   ------   ----------
                                                 ($ In Millions)
New York           20         $151        $ 23        $ 97      $ 21        $ 5         $--      $ 5       20.3%
New Jersey         13          112          92          --        20         --          --       --       15.1%
California         16           95           9          36        --         33           4       13       12.8%
Texas               9           42           9          12         7         14          --       --        5.7%
Florida            12           35          --          16        12          7          --       --        4.7%
Other states       64          308          48          51        93         28          38       50       41.4%
                  ---         ----        ----        ----      ----        ---         ---      ---      -----
   Total          134         $743        $181        $212      $153        $87         $42      $68      100.0%
                  ===         ====        ====        ====      ====        ===         ===      ===      =====

*    Excludes portfolio valuation allowance

The Company's mortgage and other loan valuation allowance activity are as follows:

                                       2010    2009   2008
                                       ----    ----   ----
                                          (In Millions)
Allowance, beginning of year           $  6     $--    $--
   Additions to allowance for losses     25       6     --
   Charge-offs, net of recoveries       (13)     --     --
                                       ----     ---    ---
Allowance, end of year                 $ 18     $ 6    $--
                                       ====     ===    ===

The Company's impaired mortgage loans are as follows:

                                               2010    2009   2008
                                               ----    ----   ----
                                                  (In Millions)
Impaired loans with valuation allowances       $ 22     $--    $--
Impaired loans without valuation allowances      17      --     --
                                               ----     ---    ---
   Total impaired loans                          39      --     --
Less: Valuation allowances on impaired loans     (6)     --     --
                                               ----     ---    ---
   Impaired loans, net                         $ 33     $--    $--
                                               ====     ===    ===

The Company recognized $2 million in interest income on the above impaired mortgage loans for the year ended December 31, 2010. The Company did not recognize any interest income on impaired loans for the years ended December 31, 2009 and 2008.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                             2010     2009     2008
                                            -----    -----    -----
                                                 (In Millions)
Investment income:
   Fixed maturities                          $680     $637     $666
   Equity securities                            1        1        1
   Mortgage and other loans                    46       60       59
   Policy loans                                14       15       14
   Investment real estate                       6        6       10
   Partnerships and other invested assets      14       10      (22)
   Securities Lending                          --       --       22
   Other investment income                      2        2        5
                                             ----     ----     ----
Gross investment income                       763      731      755
Investment expenses                           (16)     (15)      (5)
                                             ----     ----     ----
Net investment income                        $747     $716     $750
                                             ====     ====     ====

The carrying value of investments that produced no investment income during 2010 was $46 million, which is less than 0.5 percent of total invested assets. The ultimate disposition of these investments is not expected to have a material effect on the Company's results of operations and financial position.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

NET REALIZED INVESTMENT GAINS (LOSSES)

Realized investment gains (losses) by type of investment were as follows for the years ended December 31:

                                                           2010    2009     2008
                                                          -----   -----   -------
                                                               (In Millions)
Sales of fixed maturity securities, available for sale:
   Gross gains                                            $  66   $  32   $   202
   Gross losses                                              (8)    (17)     (292)
Sales of equity securities, available for sale:
   Gross gains                                                3       1        --
   Gross losses                                              --      --        --
Partnerships and other invested assets:
   Gross gains                                               --       6        --
   Gross losses                                             (24)     (6)       (5)
Derivatives:
   Gross gains                                                1      --        21
   Gross losses                                             (10)     (7)      (53)
Securities lending collateral, including other-than-
   temporary impairments                                     14      (1)   (1,127)
Other-than-temporary impairments:
   Total other-than-temporary impairments on available
      for sale securities                                   (77)   (147)     (977)
   Portion of other-than-temporary impairments on
      available for sale fixed maturity securities
      recognized in accumulated other comprehensive
      income                                                (28)     (4)       --
                                                          -----   -----   -------
Net other-than-temporary impairments on available for
   sale securities recognized in net income (loss)         (105)   (151)     (977)
Other-than-temporary impairments on all other
   investments                                               --      (2)       --
                                                          -----   -----   -------
Net realized investment losses before taxes               $ (63)  $(145)  $(2,231)
                                                          =====   =====   =======

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

CREDIT IMPAIRMENTS

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                           Twelve Months    Nine Months
                                                                               Ended           Ended
                                                                           December 31,    December 31,
                                                                                2010           2009
                                                                           -------------   ------------
                                                                                   (In Millions)
Balance, beginning of year                                                      $262            $ --
Increases due to:
   Credit losses remaining in accumulated deficit related to adoption of
      new other-than-temporary impairment standard                                --             232
   Credit impairments on new securities subject to impairment losses              38              10
   Additional credit impairments on previously impaired securities                82              49
Reductions due to:
   Credit impaired securities fully disposed for which there was no
      prior intent or requirement to sell                                        (12)            (22)
   Credit impaired securities for which there is a current intent or
      anticipated requirement to sell                                             (1)             --
   Accretion on securities previously impaired due to credit                      (7)             (7)
Other                                                                            (10)
                                                                                ----            ----
Balance, end of year                                                            $352            $262
                                                                                ====            ====

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk and credit risk. See Notes 2 and 3 for further discussion on derivative financial instruments.

The following table presents the notional amount and fair value of derivative financial instruments, by their underlying risk exposure, held at:

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2010
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $ 5       $--       $ 36       $16
   Other contracts                                        22        --        100        10
                                                         ---       ---       ----       ---
Total derivatives, gross                                 $27        --       $136        26
                                                         ===       ---       ====       ---
Less: Bifurcated embedded derivatives                               --                   10
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $16
                                                                   ===                  ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                                                              Derivative
                                                      Derivative Assets       Liabilities
                                                     ------------------   ------------------
                                                      Notional     Fair    Notional     Fair
                                                     Amount (a)   Value   Amount (a)   Value
                                                     ----------   -----   ----------   -----
                                                                  (In Millions)
December 31, 2009
Derivatives not designated as hedging instruments:
   Foreign exchange contracts                            $--       $--        $53       $ 9
   Other contracts                                        22        --         18         3
                                                         ---       ---        ---       ---
Total derivatives, gross                                 $22        --        $71        12
                                                         ===       ---        ===       ---
Less: Bifurcated embedded derivatives                               --                    3
                                                                   ---                  ---
Total derivatives on balance sheets                                $--                  $ 9
                                                                   ===                  ===

(a) Notional amount represents a standard of measurement of the volume of derivatives. Notional amount is generally not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

Foreign exchange contracts used by the Company include cross-currency interest rate swaps, which are used to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company holds.

The Company issued certain indexed universal life and variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits in the balance sheets. The changes in fair value of the embedded derivatives are reported in net realized investment gains (losses) in the accompanying statements of income (loss).

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements and gains and losses on sales of derivatives in net realized investment gains (losses) in the statements of income (loss):

                                                    2010   2009   2008
                                                    ----   ----   ----
                                                       (In Millions)
Derivatives not designated as hedging instruments
   Foreign exchange contracts                       $(10)   $(5)  $ 19
   Other contracts                                     1     (2)   (51)
                                                    ----    ---   ----
Total                                               $ (9)   $(7)  $(32)
                                                    ====    ===   ====

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. At December 31, 2010 and 2009, the Company had $16 million and $9 million, respectively, of net derivative liabilities outstanding with AIG Financial Products Corp., an affiliated company. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

6. VARIABLE INTEREST ENTITIES

A VIE is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, or is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights and do not substantively participate in the gains and losses of the entity. Consolidation of a VIE by its primary beneficiary is not based on majority voting interest, but rather is based on other criteria discussed below.

While the Company enters into various arrangements with VIEs in the normal course of business, the Company's involvement with VIEs is primarily as a passive investor in debt securities (rated and unrated) and equity interests issued by VIEs. In all instances, the Company consolidates the VIE when it determines that the Company is the primary beneficiary. This analysis includes a review of the VIE's capital structure, contractual relationships and terms, nature of the VIE's operations and purpose, nature of the VIE's interests issued, and the Company's

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

involvements with the entity. In evaluating consolidation, the Company also evaluates the design of the VIE, and the related risks to which the entity was designed to expose the variable interest holders.

For VIEs with attributes consistent with that of an investment company or a money market fund, the primary beneficiary is the party or group of related parties that absorbs a majority of the expected losses of the VIE, receives the majority of the expected residual returns of the VIE, or both.

For all other variable interest entities, the primary beneficiary is the entity that has both (i) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. While also considering these factors, the consolidation conclusion depends on the breadth of the Company's decision-making ability and its ability to influence activities that significantly affect the economic performance of the VIE.

Exposure to Loss

The Company calculates its maximum exposure to loss to be (i) the amount invested in the debt or equity of the VIE, (ii) the notional amount of VIE assets or liabilities where the Company has also provided credit protection to the VIE with the VIE as the referenced obligation, and (iii) other commitments and guarantees to the VIE.

The following table presents total assets of unconsolidated VIEs in which the Company holds a variable interest, as well as the Company's maximum exposure to loss associated with these VIEs:

                                                   Maximum Exposure to Loss
                                               --------------------------------
                                   Total VIE   On-Balance   Off-Balance
                                     Assets       Sheet        Sheet      Total
                                   ---------   ----------   -----------   -----
                                                         (In Millions)
December 31, 2010
Real estate and investment funds    $ 2,086       $ 34          $ 1       $ 35
Maiden Lane II                       16,455         67           --         67
                                    -------       ----          ---       ----
Total                               $18,541       $101          $ 1       $102
                                    =======       ====          ===       ====
December 31, 2009
Real estate and investment funds    $     1       $  8          $--       $  8
Maiden Lane II                       15,911         40           --         40
                                    -------       ----          ---       ----
Total                               $15,912       $ 48          $--       $ 48
                                    =======       ====          ===       ====

Balance Sheet Classification

The Company's interest in the assets and liabilities of unconsolidated VIEs was classified on the Company's balance sheets as follows:

                                              At
                                         December 31,
                                        -------------
                                        2010     2009
                                        ----     ----
                                        (In Millions)
Assets:
   Fixed maturity securities, trading   $ 67     $40
   Other invested assets                  34       8
                                        ----     ---
Total assets                            $101     $48
                                        ====     ===

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Real Estate and Investment Funds

The Company participates as a passive investor in the equity issued primarily by third-party-managed hedge and private equity funds, real estate funds and some funds managed by AIG Investments (an affiliate). The Company is typically not involved in the design or establishment of VIEs, nor does it actively participate in the management of VIEs. The Company's exposure to funds that are unconsolidated VIEs was not material to the Company's financial condition as of December 31, 2010 or 2009.

ML II

On December 12, 2008, the Company and certain other domestic insurance subsidiaries of AIG sold all of their undivided interests in a pool of $39.3 billion face amount of RMBS to ML II, whose sole member is the New York Fed. The Company has a significant variable economic interest in ML II, which is a VIE. See Note 4 herein for further discussion.

RMBS, CMBS, Other ABS and CDOs

The Company is a passive investor in RMBS, CMBS, other ABS and CDOs primarily issued by domestic special-purpose entities. The Company generally does not sponsor or transfer assets to, or act as the servicer to these asset-backed structures, and was not involved in the design of these entities.

The Company's maximum exposure in these types of structures is limited to its investment in securities issued by these entities. Based on the nature of the Company's investments and its passive involvement in these types of structures, the Company has determined that it is not the primary beneficiary of these entities. The fair values of the Company's investments in these structures are reported in Note 3 and Note 4 herein.

7. SECURITIES LENDING PROGRAM

The Company and certain other wholly owned U.S. insurance company subsidiaries of AIG historically participated in the Securities Lending Program, which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. AIG made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In Millions)
For the year ended December 31, 2008:
Realized losses on securities lending collateral:
   Net realized losses on RMBS sold to ML II                         $  (114)
   Net realized losses on all other asset sales                         (114)
   Realized losses due to other-than-temporary declines in value        (938)
                                                                     -------
      Total                                                          $(1,166)
                                                                     =======
Net realized losses related to lent securities with insufficient collateral:
   Deemed sales of lent securities                                   $   (46)
   Forward purchase commitments                                          (51)
                                                                     -------
      Total                                                          $   (97)
                                                                     =======

At December 31, 2008, the Company's assets included undistributed funds held in the Securities Lending Program collateral account and a receivable from affiliate for amounts due to the Company from the Agent. The Company received settlement of those amounts during 2009, and terminated its securities lending agency agreement with the Agent effective as of December 31, 2009.

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

8. DEFERRED POLICY ACQUISITION COSTS

The following table summarizes the activity in DAC:

                                                           2010   2009   2008
                                                           ----   ----   ----
                                                             (In Millions)
Balance at January 1                                       $324   $425   $364
   Deferrals                                                 24     19     38
   Accretion of interest/amortization                       (39)   (45)    21
   Effect of unlocking assumptions used in estimating
      future gross profits                                   (9)    --     (3)
   Effect of realized gains on securities (a)                --     (1)   (37)
   Effect of unrealized (gains) losses on securities (b)    (35)   (74)    42
                                                           ----   ----   ----
Balance at December 31                                     $265   $324   $425
                                                           ====   ====   ====

(a) In 2009, a decrease of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (b) below with no net impact to the DAC balance.

(b) In 2009, an increase of $39 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard is not reflected as it is offset in (a) above with no net impact to the DAC balance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Deferred sales inducement balances and activity for years ended December 31, 2010, 2009 and 2008 are immaterial.

In accordance with GAAP, the Company periodically unlocks assumptions as necessary. Depending on the product, DAC, URR and other required reserves may be affected. In 2010, unlocking increased amortization due to improved mortality for life insurance. Unlocking also reduced reserves on certain interest sensitive life products. In 2009, there were no prospective unlockings implemented. In 2008, DAC amortization increased due to unlocking interest and lapse assumptions on certain deferred annuity products.

During 2010, the Company continued to migrate certain blocks of reserves and DAC from various legacy systems to a new valuation system, representing approximately $160 million of reserves and $55 million of DAC at the point of conversion. During 2009 and 2008, the corresponding amounts were approximately $1.3 billion and $1.5 billion of reserves and $106 million and $44 million of DAC, respectively, at the point of conversion.

9. FUTURE POLICY BENEFITS AND POLICYHOLDER CONTRACT DEPOSITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                     2010     2009
                                    ------   ------
                                     (In Millions)
Future policy benefits:
   Ordinary life                    $  684   $  674
   Group life                           94       83
   Life contingent annuities         2,329    2,293
   Terminal funding                  1,197    1,221
   Accident and health                 643      637
                                    ------   ------
Total                               $4,947   $4,908
                                    ======   ======
Policyholder contract deposits:
   Annuities                        $2,156   $2,133
   Corporate-owned life insurance       43       41
   Universal life                    1,793    1,830
   Other contract deposits              85       96
                                    ------   ------
Total                               $4,077   $4,100
                                    ======   ======

For interest-sensitive life insurance and investment contracts, reserves equal the sum of the policy account balance and deferred revenue charges, and as applicable, other required reserves. Reserves for other contracts are based on estimates of the cost of future policy benefits. Interest, mortality, and surrender assumptions vary by product and are generally based upon actual experience at the time of issue. Interest assumptions used to compute individual life reserves ranged from 1.0 percent to 8.0 percent.

The Company performs loss recognition testing on an as needed basis. No additional reserves were necessary in 2010 or 2009.

The liability for future policy benefits has been established on the basis of the following assumptions:

..    Interest rates (exclusive of immediate/terminal funding annuities), which vary by year of issuance and products, range from 1.0 percent to 8.0 percent. Interest rates on immediate/terminal funding annuities are at a maximum of 13.5 percent and grade to no less than 1.3 percent.

..    Mortality and surrender rates are based upon actual experience modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 6.4 percent.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The liability for policyholder contract deposits has been established on the basis of the following assumptions:

..    Interest rates credited for deferred annuities vary by year of issuance and range from 2.5 percent to 5.5 percent. This range is applicable to deferred annuity contracts where the crediting rates are not directly based on equity market returns. Current declared interest rates are generally guaranteed to remain in effect for a period of one year, though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 8.0 percent grading to zero over a period of zero to 8 years.

..    Interest rates on corporate-owned life insurance are guaranteed at 4.0 percent and the weighted average rate credited in 2010 was 4.4 percent.

..    The universal life policies have credited interest rates of 1.0 percent to
     8.0 percent and guarantees ranging from 1.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life policies are subject to surrender charges that amount to 10.2 percent of the aggregate fund balance grading to zero over a period no longer than 20 years.

Participating life insurance accounted for approximately 19.6 percent of life insurance in force at December 31, 2010.

Dividends to be paid on participating life insurance contracts are determined annually based on estimates of the contracts' earnings. Policyholder dividends were $3 million, $3 million and $4 million in 2010, 2009 and 2008, respectively, and are included in policyholder benefits in the statements of income (loss).

GMDB

Details concerning the Company's GMDB exposure (net of reinsurance) including a return of net deposits plus a minimum return as of December 31 were as follows:

                                                   2010            2009
                                              -------------   -------------
                                                     ($ In Millions)
In the event of death (GMDB)
   Account value                              $          73   $          77
   Net amount at risk (a)                                 1               7
   Average attained age of contract holders              67              67
   Range of guaranteed minimum return rates    0.00%-10.00%    0.00%-10.00%

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders died at the same balance sheet date.

The following summarizes the reserve for guaranteed benefits (net of reinsurance) on variable contracts. The gross reserve is reflected in the general account and reported in future policy benefits on the balance sheets:

                               2010    2009
                               ----    ----
                               (In Millions)
Balance at January 1            $--     $--
Guaranteed benefits incurred     --       1
Guaranteed benefits paid         --      (1)
                                ---     ---
Balance at December 31 (b)      $--     $--
                                ===     ===

(b)  Balances at December 31, 2010 and 2009 are less than $200 thousand.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     . Data used was 1,000 stochastically generated investment performance scenarios.

     .    Mean investment performance assumption was 10.0 percent.

     .    Volatility assumption was 16.0 percent.

     . Mortality was assumed to be 87.5 percent of the 1975-80 SOA Ultimate table.

     . Lapse rates vary by contract type and duration and range from 5.0 percent to 25.0 percent with an average of 11.2 percent.

     .    The discount rate was 8.0 percent.

10. ACCIDENT AND HEALTH RESERVES

Activity in the liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business, which is reported in policy claims and benefits payable, is summarized as follows:

                                                              2010   2009   2008
                                                              ----   ----   ----
                                                                 (In Millions)
Balance as of January 1, net of reinsurance recoverable       $669   $708   $649
Add: Incurred losses related to:
Current year                                                    72     81    111
Prior years                                                    118    124    158
                                                              ----   ----   ----
Total incurred losses                                          190    205    269
                                                              ----   ----   ----
Deduct: Paid losses related to:
Current year                                                    72     90    112
Prior years                                                    638    154     98
                                                              ----   ----   ----
Total paid losses                                              710    244    210
                                                              ----   ----   ----
Balance as of December 31, net of reinsurance recoverable      149    669    708
Reinsurance recoverable                                          5      4      6
                                                              ----   ----   ----
Balance as of December 31, gross of reinsurance recoverable   $154   $673   $714
                                                              ====   ====   ====

The liability for unpaid claims and claim adjustment expenses relating to the Company's accident and health business is based on the estimated amount payable on claims reported prior to the date of the balance sheets which have not yet been settled, claims reported subsequent to the date of the balance sheets which have been incurred during the period then ended, and an estimate (based on past experience) of incurred but unreported claims relating to such periods.

11. REINSURANCE

The Company generally limits its exposure to loss on any single insured to $10 million by ceding additional risks through reinsurance contracts with other insurers. On an exception basis, the Company can increase its exposure to loss on any single insured up to $15 million. For employer group life business, the Company limits its exposure to $500 thousand on any coverage per policy. For employer group long term disability ("LTD"), the Company reinsures risks in excess of $6 thousand of monthly disability income.

A receivable is recorded for reinsured benefits, both paid and pending, which are recoverable from the reinsurer. Reinsurance premiums are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Reinsurance transactions for the years ended December 31, 2010, 2009 and 2008 were as follows:

                                                                                              Percentage
                                                                    Assumed From               of Amount
                                                  Ceded to Other       Other          Net       Assumed
                                   Gross Amount      Companies       Companies      Amount      to Net
                                   ------------   --------------   -------------   --------   ----------
                                                              (In Millions)
December 31, 2010
Life insurance in force              $124,314         $22,227          $ 543       $102,630        0.53%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    369         $   130          $   1       $    240        0.42%
   Accident and health insurance          291              19             --            272        0.00%
                                     --------         -------          -----       --------
Total premiums                       $    660         $   149          $   1       $    512        0.20%
                                     ========         =======          =====       ========
December 31, 2009
Life insurance in force              $131,255         $24,336          $ 600       $107,519        0.56%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    390         $   123          $   2       $    269        0.74%
   Accident and health insurance          341              38             (1)           302       -0.33%
                                     --------         -------          -----       --------
Total premiums                       $    731         $   161          $   1       $    571        0.18%
                                     ========         =======          =====       ========
December 31, 2008
Life insurance in force              $137,672         $26,904          $ 652       $111,420        0.59%
                                     ========         =======          =====       ========
Premiums:
   Life insurance and annuities      $    661         $   125          $   1       $    537        0.19%
   Accident and health insurance          395              41             (2)           352       -0.57%
                                     --------         -------          -----       --------
Total premiums                       $  1,056         $   166          $  (1)      $    889       -0.11%
                                     ========         =======          =====       ========

The Company's reinsurance agreements do not relieve it from its direct obligations to its insureds. Thus, a credit exposure exists with respect to life reinsurance ceded to the extent that any reinsurer fails to meet the obligations assumed under any reinsurance agreement. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial strength of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

Total reinsurance recoverables are included in reinsurance receivables on the balance sheets. Reinsurance recoverable on paid losses was approximately $30 million, and $22 million, at December 31, 2010 and 2009, respectively. Reinsurance recoverable on unpaid losses was approximately $19 million, and $15 million at December 31, 2010 and 2009, respectively. Ceded claim and surrender recoveries under reinsurance agreements were $105 million, $97 million and $102 million for the years ended 2010, 2009 and 2008, respectively.

During 2010, the Company fully terminated and recaptured the reinsurance treaty with Swiss Re Life and Health America, Inc. for a specified block of disability income business. The recapture resulted in a pre-tax gain of $217 thousand.

In December 2002 the Company entered into a coinsurance/modified coinsurance agreement with AIG Life of Bermuda, Ltd. ("AIGB"), an affiliate. The agreement has an effective date of March 1, 2002. Under the agreement, AIGB reinsures a 90 percent quota share of the Company's liability on virtually all individual level term policies issued by the Company with issue dates on or after March 1, 2002. The agreement is unlimited in duration but either party may terminate the agreement as to new business with thirty days written notice to the other party. This agreement does not meet the criteria for reinsurance accounting under GAAP, therefore, deposit accounting is applied. This agreement was amended to terminate for new business issued on and after August 1, 2009.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The agreement also provides for an experience refund of all profits, less a reinsurance risk charge. The main impact of the agreement on the Company's results of operations for the years ended December 31, 2010, 2009 and 2008 was a pre-tax expense of approximately $6 million, $6 million and $6 million, respectively, representing the risk charge associated with the reinsurance agreement.

Effective October 1, 1998, the Company entered into an agreement to cede 49 percent of its New York and 100 percent of its non-New York group life (excluding permanent policies) and group accident and health business to an affiliated entity, American General Assurance Company ("AGAC"). This agreement required AGAC to pay the Company a ceding commission of $13 million at the inception. Effective January 1, 2007, the Company recaptured this group business from AGAC. The net liabilities transferred from AGAC to the Company totaled $749 million. As a result of the recapture, the Company recorded a $33 million pretax gain. Additionally, the Company deferred a $37 million ceding commission paid to AGAC and amortized it over a two year period, the average rate guarantee period.

12. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

Leases

The Company has various long-term, noncancelable operating leases for office space which expire at various dates through 2013. At December 31, 2010, the future minimum lease payments under the operating leases are as follows:

              (In Millions)
2011               $ 3
2012                 3
2013                 3
2014                --
2015                --
Thereafter          --
                   ---
Total              $ 9
                   ===

Rent expense was $3 million, $3 million and $3 million for the years ended December 31, 2010, 2009 and 2008 respectively.

Commitments to Fund Partnership Investments

The Company had unfunded commitments for its limited partnership investments totaling $73 million at December 31, 2010. These capital commitments can be called by the partnership during the commitment period (on average five years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitments but may elect to do so.

Mortgage Loan Commitments

The Company had $11 million in commitments relating to mortgage loans at December 31, 2010.

CONTINGENT LIABILITIES

Superior National Matter

In 1997, USLIFE Corporation (the former parent of the Company) entered into the workers' compensation reinsurance business. At the end of 1998, the Company discontinued writing new workers' compensation reinsurance business. The largest contract written was a quota share reinsurance agreement with Superior National Insurance Group, Inc., Centre Insurance Company, and Converium Insurance (North America) (collectively, "Superior National"), effective May 1, 1998.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

On November 29, 1999, the Company initiated an arbitration proceeding to rescind the Superior National contract from its inception, based in part on misrepresentations and nondisclosures that the Company believed were made by Superior National. Subsequent settlements were made with Centre Insurance Company in 2004 and Converium Insurance in 2005. Arbitration was decided in favor of Superior National in 2007, but was appealed by the Company to the United States Court of Appeals for the Ninth Circuit ("the Ninth Circuit"). The appeals process continued until 2010.

Pre-tax losses, prior to allocated investment income, recorded by the Company related to the Superior National treaty totaled $29 million in 2009 and $29 million in 2008. These losses were principally driven by the accretion of interest and discounted present value.

As of December 31, 2009, the Company recorded a liability of $639 million, which represented a decrease of $23 million over the December 31, 2008 recorded liability of $662 million. This decrease was driven by a draw-down of $53 million from funds held on deposit by the Company to secure its obligations under the 1998 treaty ("Special California Schedule P Deposit") to reimburse Superior National for claim amounts billed subsequent to the February 2007 arbitration ruling and offset by increases in interest charges.

On January 4, 2010, the Ninth Circuit denied the Company's appeal and affirmed the arbitration award in favor of Superior National Insurance Company in Liquidation ("SNICIL"). On January 19, 2010, the Company filed a petition for a rehearing before the entire Ninth Circuit panel of judges. The Ninth Circuit, in turn, directed SNICIL to file a response to the Company's petition.

On March 19, 2010, the Ninth Circuit denied the petition for rehearing. On March 25, 2010, the Company filed a motion to stay the mandate for entry of judgment pending a filing of a petition for certiorari in the Supreme Court of the United States. On March 28, 2010, the Ninth Circuit granted the motion to stay.

On June 18, 2010, the California liquidation court "so ordered" the parties' agreed stipulation under which $186 million of the Special Schedule P Deposit would be released to the California Insurance Commissioner for distribution to the California Insurance Guarantee Association in partial satisfaction of the judgment against the Company. The release of the $186 million from the Special Schedule P Deposit was made by wire transfer to the Commissioner on June 21, 2010. On June 18, 2010, the Company paid the balance of the judgment, with interest on the full amount, amounting to approximately $343 million. The total amount paid to satisfy the judgment was approximately $529 million.

The Company negotiated with SNICIL and on October 8, 2010 accepted their commutation offer of $139 million. On January 13, 2011, the California Liquidation Court approved the commutation agreement.

As of December 31, 2010, the Company recorded a liability of $139 million for amounts due to Superior National Insurance Group. The outstanding balance was paid by release of the Special Schedule P Deposit on January 28, 2011. The remaining Special Schedule P Deposit funds were released to the Company in February, 2011. With this settlement, the Company's obligations under this treaty are fully satisfied or otherwise discharged.

Legal and Regulatory Matters

The Company is party to various lawsuits and proceedings arising in the ordinary course of business. These lawsuits and proceedings include certain class action claims and claims filed by individuals who have excluded themselves from settlement of class action lawsuits relating to life insurance pricing and sales practices. In addition, many of these proceedings are pending in jurisdictions that permit damage awards disproportionate to the actual economic damages alleged to have been incurred. Based upon information presently available, the Company believes that the total amounts that will ultimately be paid, if any, arising from these lawsuits and proceedings will not have a material adverse effect on the Company's results of operations, cash flows and financial position. However, it should be noted that the frequency of large damage awards, including large punitive damage awards, that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions continues to create the potential for an unpredictable judgment in any given suit.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

All fifty states have laws requiring solvent life insurance companies to pay assessments to protect the interests of policyholders of insolvent life insurance and annuity companies. Each state has insurance guaranty association laws under which insurers doing business in a state can be assessed, up to prescribed limits and on the basis of the proportionate share of the premiums written by member insurers, to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. We accrue liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While we cannot predict the amount and timing of any future assessments, we have established reserves we believe are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquiries involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Prior to September 22, 2008, the Company and certain affiliates were parties to an existing inter-affiliate credit facility (the "facility"), under which the Company and such affiliates committed to make loans to AIG and received from AIG an annual facility fee at a specified rate. The facility was terminated on September 22, 2008, in connection with AIG's entry into an $85 billion revolving credit facility with the New York Fed. All amounts owing from AIG to the Company under the facility as of its termination date have been paid in full.

13. SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                                      2010   2009    2008
                                                      ----   ----   ------
                                                          (In Millions)

Cash from Parent                                      $--    $350   $   --
Contributions related to Securities Lending Program    --      --      916
                                                      ---    ----   ------
   Total cash contributions                            --     350      916
Contributions of securities at fair value              --      --      145
All other non cash contributions                        1       1       --
                                                      ---    ----   ------
   Total capital contributions                        $ 1    $351   $1,061
                                                      ===    ====   ======

The components of accumulated other comprehensive income (loss) are as follows:

                                                            2010     2009    2008
                                                            -----   ------   -----
                                                                (In Millions)
Fixed maturity and equity securities, available for sale:
   Gross unrealized gains                                   $ 758   $ 569    $ 287
   Gross unrealized losses                                   (199)   (545)    (746)
Net unrealized gains on other invested assets                   3       4        2
Adjustments to DAC                                            (34)      1       36
Deferred federal and state income tax (expense) benefit      (180)     (1)     147
                                                            -----   -----    -----
   Accumulated other comprehensive income (loss) (a)        $ 348   $  28    $(274)
                                                            =====   =====    =====

(a) Includes a decrease of $383 million in 2009 related to the cumulative effect of adopting a new other-than-temporary impairment accounting standard.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Dividends that the Company may pay to the Parent in any year without prior approval of the New York State Insurance Department ("NYSID") are limited by statute. The maximum amount of dividends which can be paid to shareholders of insurance companies domiciled in the state of New York without obtaining the prior approval of the NYSID is limited to the lesser of either 10 percent of the preceding year's statutory surplus or the preceding year's statutory net gain from operations not in excess of unassigned surplus. The maximum dividends payout that may be made in 2011 without prior approval of the NYSID is $116 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

The state has the right to permit specific practices that deviate from prescribed practices. In 2010, the Company received permission from the NYSID to restate the gross paid-in and contributed surplus and the unassigned funds components of its surplus. The effective date was September 30, 2010. This restatement resulted in an increase in unassigned funds of $1.1 billion to offset the Company's losses incurred as a result of its participation in the Securities Lending Program, and a corresponding decrease in gross paid-in and contributed surplus of $1.1 billion.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                 2010     2009     2008
                                ------   ------   -------
                                     (In Millions)
Statutory net income (loss)     $  117   $  372   $(1,660)
Statutory capital and surplus   $1,167   $1,013   $   630

14. FEDERAL INCOME TAXES

The components of the provision for income taxes on pretax income for the years ended December 31 were as follows:

                                     2010   2009    2008
                                     ----   -----   -----
                                        (In Millions)

Current                              $(30)   $14    $(413)
Deferred                              (64)    24      461
                                     ----    ---    -----
Total income tax expense (benefit)   $(94)   $38    $  48
                                     ====    ===    =====

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The US statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the statutory amount computed by applying the federal income tax rate for the years ended December 31 due to the following:

                                                     2010    2009     2008
                                                    -----    ----    -----
                                                         (In Millions)
US federal income tax (benefit) at statutory rate   $  73     $31    $(687)
Adjustments:
   Valuation allowance                               (171)     (1)     734
   State income tax                                     5       7        3
   IRS audit settlements                               --      --       (2)
   Prior year corrections                              --       1       --
   Other credits, taxes and settlements                (1)     --       --
                                                    -----     ---    -----
Total income tax expense (benefit)                  $ (94)    $38    $  48
                                                    =====     ===    =====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of deferred tax assets and liabilities at December 31 are as follows:

                                                           2010     2009
                                                          -----    -----
                                                           (In Millions)
Deferred tax assets:
   Excess capital losses and other tax carryovers         $ 456    $ 465
   Basis differential of investments                        122      156
   Net unrealized losses on debt and equity securities
      available for sale                                     --       11
   State deferred tax benefits                               --        5
   Policy reserves                                           25      156
   Other                                                      3        2
                                                          -----    -----
   Total deferred tax assets before valuation allowance     606      795
   Valuation allowance                                     (405)    (567)
                                                          -----    -----
   Total deferred tax assets                                201      228

Deferred tax liabilities:
   Deferred policy acquisition costs                        (35)     (51)
   Net unrealized gains on debt and equity securities
      available for sale                                   (175)     (21)
   State deferred tax liabilities                            --       (1)
   Policy Reserves                                           --      (52)
   Other                                                    (26)     (20)
                                                          -----    -----
   Total deferred tax liabilities                          (236)    (145)
                                                          -----    -----
Net deferred tax asset (liability)                        $ (35)   $  83
                                                          =====    =====

At December 31, 2010, the Company had capital loss carryforwards of $1.2 billion expiring through the year 2015.

The Company is included in the consolidated federal income tax return of its ultimate parent, AIG. Under the tax sharing agreement with AIG, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

of $606 million and concluded a $405 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of AIG, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on the securities lending program, because the Company and AIG entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the continuing earnings strength of the businesses AIG retained and the recent recapitalization, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

The Company did not have any unrecognized tax benefits as of December 31, 2010 and 2009, respectively.

The Company's tax returns for 2003 to 2006 are currently under examination. The Company's taxable years 2001-2010 remain subject to examination by major tax jurisdictions.

15. RELATED-PARTY TRANSACTIONS

Events Related to AIG

On September 30, 2010, AIG entered into an agreement-in-principle with the of the United States Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the Department of the Department of the Treasury (the "Trust"), for a series of integrated transactions to recapitalize AIG (the "Recapitalization"). AIG completed the Recapitalization on January 14, 2011. For more information regarding the Recapitalization, please see Note 17.

Additional information on AIG is provided in the Company's 2010 Annual Statement and is also publicly available in AIG's regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding AIG as described herein is qualified by regulatory filings AIG files from time to time with the SEC.

Operating Agreements

The Company is party to several reinsurance agreements with its affiliates covering certain life and accident and health insurance risks. Premium income ceded to affiliates was $11 million, $28 million and $29 million for the years ended December 31, 2010, 2009 and 2008, respectively. Commission ceded to affiliates was $2 million, $4 million and $4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company is party to several cost sharing agreements with its affiliates. Generally, these agreements provide for the allocation of costs upon either the specific identification basis or a proportional cost allocation basis which management believes to be reasonable. For the years ended December 31, 2010, 2009 and 2008, the Company was charged $115 million, $134 million and $160 million, respectively, for expenses attributed to the Company. Accounts payable for such services at December 31, 2010 and 2009 were not material.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

The Company provides life insurance coverage to employees of AIG and its domestic subsidiaries in connection with AIG's employee benefit plans. The statements of income (loss) include $12 million in premiums relating to this business for 2010, $14 million for 2009 and $18 million for 2008.

Notes of Affiliates

On December 27, 2006, the Company invested $117 million in a 5.18 percent fixed rate Senior Promissory Note due December 27, 2011, issued by SunAmerica Financial Group, Inc. ("SAFG, Inc."; formerly AIG Life Holdings (US), Inc.). The Company recognized interest income of $6 million, $6 million and $6 million on the Note during 2010, 2009 and 2008, respectively.

On September 15, 2006, the Company invested $5 million in a 5.57 percent fixed rate Senior Promissory Note due September 15, 2011, issued by SAFG, Inc. The Company recognized interest income of $279 thousand, $279 thousand and $279 thousand on the Note during 2010, 2009 and 2008, respectively.

On December 7, 2005, the Company acquired 5.75 percent Senior Notes due December 14, 2015, issued by Transatlantic Holdings, Inc., an affiliate of the Company, at a cost of $30 million. Other affiliates of the Company are holders of the same class of securities. On June 10, 2009, AIG closed a public offering of 29.9 million shares of Transatlantic Holdings, Inc. common stock owned by AIG. At the close of the public offering, AIG retained 13.9 percent of Transatlantic Holdings, Inc. outstanding common stock. As a result, AIG deconsolidated Transatlantic and the Company's investment in Transatlantic Holdings, Inc. was no longer considered affiliated. The Company recognized interest income of $1 million and $2 million on the Notes while they were still considered an affiliate during 2009 and 2008, respectively. On March 15, 2010, AIG closed a secondary public offering of 8.5 million shares of Transatlantic Holdings, Inc. common stock owned by American Home Assurance Company, a subsidiary of AIG, further reducing AIG's investment in this former affiliate.

Agreements with Affiliates

Due to the merger of AIL into the Company at December 31, 2010, policies that were originally issued by AIL are guaranteed by National Union Fire Insurance Company of Pittsburgh, Pa. ("National Union"), while policies issued by the Company are guaranteed by American Home Assurance Company ("American Home"), both indirect wholly owned subsidiaries of AIG. National Union and American Home have terminated the General Guarantee Agreements dated July 13, 1998 and March 3, 2003, respectively (the "Guarantees") with respect to prospectively issued policies and contracts issued by AIL or the Company. The Guarantees terminated on April 30, 2010 at 4:00 p.m. Eastern Time ("Point of Termination"). Pursuant to its terms, the Guarantees do not apply to any group or individual policy, contract or certificate issued after the Point of Termination. The Guarantees will continue to cover applicable policies, contracts and certificates with a date of issuance earlier than the Point of Termination until all insurance obligations under such policies, contracts and certificates are satisfied in full. National Union's and American Home's audited statutory financial statements are filed with the SEC as part of the Company's registration statements for its variable products that were issued prior to the Point of Termination.

Effective September 11, 2010, AIG terminated the support agreement between itself and the Company (the "Support Agreement"), pursuant to which AIG would cause the Company to maintain a policyholders' surplus of not less than $1 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement provided that if the Company needed funds not otherwise available to it to make timely payment of its obligations under policies issued by it, AIG would provide such funds at the request of the Company. AIG could terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. On August 12, 2010, AIG notified the Company of its intent to terminate the Support Agreement as a result of the above circumstance.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

Other

The Company engages in structured settlement transactions, certain of which transactions involve affiliated property and casualty insurance company members of the Chartis group of AIG. In a structured settlement arrangement, a property and casualty insurance policy claimant has agreed to settle a casualty insurance claim in exchange for fixed payments over either a fixed determinable period of time or a life contingent period. In such claim settlement arrangements, a casualty insurance claim payment provides the funding for the purchase of a single premium immediate annuity ("SPIA") issued by the Company for the ultimate benefit of the claimant. The portion of the Company's liabilities related to structured settlements involving life contingencies are reported in future policy benefits, while the portion not involving life contingencies are reported in policyholder contract deposits. In certain structured settlement arrangements the property and casualty insurance company remains contingently liable for the payments to the claimant. The Company carried liabilities of $2.3 billion and $753 million at December 31, 2010 and 2009, respectively, related to SPIAs issued by the Company in conjunction with structured settlement transactions involving Chartis members where those Chartis members remained contingently liable for the payments to the claimant. In addition, the Company carried liabilities for the structured settlement transactions where the Chartis members were no longer contingently liable for the payments to the claimant.

16. BENEFIT PLANS

Effective January 1, 2002, the Company's employees participate in various benefit plans sponsored by AIG, including a noncontributory qualified defined benefit retirement plan, various stock option and purchase plans, a 401(k) plan and a post retirement benefit program for medical care and life insurance. AIG's U.S. plans do not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

17. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued.

On January 14, 2011, AIG completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, AIG repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under AIG's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of AIG's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

On March 10, 2011, AIG submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other AIG companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining AIG's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

On March 30, 2011, AIG and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that AIG would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level RBC (as defined under applicable insurance laws). The CMA also provides that if

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                    NOTES TO FINANCIAL STATEMENTS (Continued)

the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its equity holders in an amount in excess of that required to maintain the specified minimum percentage.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                        INDEX TO THE FINANCIAL STATEMENTS

                                                                          Page
                                                                        Number(s)
                                                                       ----------
Report of Independent Registered Public Accounting Firm                    --

Balance Sheets - December 31, 2010 and 2009 (restated)                      1

Statements of Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   2

Statements of Comprehensive Income (Loss) - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   3

Statements of Shareholder's Equity - Years Ended
   December 31, 2010, 2009 (restated) and 2008 (restated)                   4

Statements of Cash Flows - Years Ended December 31, 2010,
   2009 (restated) and 2008 (restated)                                   5 to 6

Notes to Financial Statements                                            7 to 57

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of First SunAmerica Life Insurance Company:

In our opinion, the accompanying balance sheets and the related statements of income (loss), comprehensive income (loss), shareholder's equity and cash flows present fairly, in all material respects, the financial position of First SunAmerica Life Insurance Company (the "Company"), an indirect wholly owned subsidiary of American International Group, Inc., at December 31, 2010 and 2009 (restated), and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for other-than-temporary impairments of fixed maturity securities as of April 1, 2009. Also, as of January 1, 2008, the Company adopted a new framework for measuring fair value.

As described in Note 2 to the financial statements, the Company restated its 2009 and 2008 financial statements.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California
April 27, 2011

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                                 BALANCE SHEETS

                                                                                December 31,
                                                                       ------------------------------
                                                                                             2009
                                                                           2010            Restated
                                                                       -------------    -------------
                                                                                (In millions)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value
   (amortized cost: 2010 - $6,867; 2009 - $6,214)                      $       7,088    $       6,061
 Fixed maturity securities, trading, at fair value                                41               24
 Mortgage and other loans receivable, (net of allowance: 2010 - $26;
   2009 - $8)                                                                    459              476
 Policy loans                                                                     16               20
 Real estate                                                                       3               --
 Derivative assets, at fair value                                                  3                7
 Short-term investments (portion measured at fair value: 2010 -
   $1,606; 2009 - $1,292)                                                      1,844            1,430
                                                                       -------------    -------------
Total investments                                                              9,454            8,018

Cash                                                                              17               12
Accrued investment income                                                         72               58
Income taxes receivable from Parent                                               --               32
Deferred policy acquisition costs                                                318              407
Deferred sales inducements                                                        93              120
Receivable from brokers                                                           --                2
Other assets                                                                       2                1
Separate account assets, at fair value                                           680              632
                                                                       -------------    -------------
TOTAL ASSETS                                                           $      10,636    $       9,282
                                                                       =============    =============

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
Policyholder contract deposits                                         $       8,629    $       7,597
Future policy benefits                                                             6                7
Income taxes payable to Parent                                                    19               --
Deferred income taxes payable                                                     38               42
Amounts due to related parties                                                     1                2
Other liabilities                                                                 95               71
Separate account liabilities                                                     680              632
                                                                       -------------    -------------
TOTAL LIABILITIES                                                              9,468            8,351
                                                                       -------------    -------------

SHAREHOLDER'S EQUITY:
Common stock, $10,000 par value, 300 shares authorized, issued and
  outstanding                                                                      3                3
Additional paid-in capital                                                     1,886            1,886
Accumulated deficit                                                             (806)            (911)
Accumulated other comprehensive income (loss )                                    85              (47)
                                                                       -------------    -------------
TOTAL SHAREHOLDER'S EQUITY                                                     1,168              931
                                                                       -------------    -------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                             $      10,636    $       9,282
                                                                       =============    =============

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                           STATEMENTS OF INCOME (LOSS)

                                                                          Years ended December 31,
                                                                   --------------------------------------
                                                                                    2009          2008
                                                                      2010        Restated      Restated
                                                                   ----------    ----------    ----------
                                                                                (In millions)
REVENUES:
Fee income:
   Variable annuity fees                                           $       17    $       15    $       16
   Universal life insurance policy fees, net of reinsurance                 4             4             5
   Surrender charges                                                        5             7             9
                                                                   ----------    ----------    ----------
Total fee income                                                           26            26            30
Net investment income                                                     464           353           326
Net realized investment losses:
   Total other-than-temporary impairment losses on available for
      sale securities                                                     (63)         (181)       (1,292)
   Portion of impairment losses on fixed maturities, available
      for sale recognized in other comprehensive income (loss)            (20)           18            --
                                                                   ----------    ----------    ----------
   Net other-than-temporary impairments on available for sale
      fixed maturity securities recognized in net income (loss)           (83)         (163)       (1,292)
   Other realized investment gains (losses)                                24            39          (270)
                                                                   ----------    ----------    ----------
Total net realized investment loss                                        (59)         (124)       (1,562)
                                                                   ----------    ----------    ----------
TOTAL REVENUES                                                            431           255        (1,206)
                                                                   ----------    ----------    ----------

BENEFITS AND EXPENSES:
Interest credited to policyholder contract deposits                       288           255           207
Amortization of sales inducements                                          13            (1)          (14)
Policyholder benefits                                                       5             4             9
Amortization of deferred policy acquisition                                37            37           (34)
General and administrative expenses, net of deferrals                      68            14            12
Commissions, net of deferrals                                               5             3             2
                                                                   ----------    ----------    ----------
TOTAL BENEFITS AND EXPENSES                                               416           312           182
                                                                   ----------    ----------    ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          15           (57)       (1,388)

INCOME TAX EXPENSE (BENEFIT)                                              (90)          (18)           15
                                                                   ----------    ----------    ----------

NET INCOME (LOSS)                                                  $      105    $      (39)   $   (1,403)
                                                                   ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                                                      Years ended December 31,
                                                                  --------------------------------
                                                                                2009        2008
                                                                    2010      Restated    Restated
                                                                  --------    --------    --------
                                                                            (In millions)
NET INCOME (LOSS)                                                 $    105    $    (39)   $ (1,403)
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS):

   Net unrealized gains of fixed maturity investment on which
     other-than-temporary credit impairments were taken                450         770       1,248
   Deferred income tax benefit (expense) on above changes             (148)       (238)         50

   Net unrealized gains on all other invested assets arising
     during the period                                                  --          --         137
   Deferred income tax expense on above changes                         --          --         (54)

   Reclassification adjustment for net realized losses included
     in net income (loss)                                             (126)       (284)     (2,266)
   Deferred income tax benefit on above changes                         50         112         895

   Adjustment to deferred policy acquisition costs and deferred
     sales inducements                                                (156)        (48)        (54)
   Deferred income tax benefit on above changes                         62          19          21
                                                                  --------    --------    --------

OTHER COMPREHENSIVE INCOME (LOSS)                                      132         331         (23)
                                                                  --------    --------    --------

COMPREHENSIVE INCOME (LOSS)                                       $    237    $    292    $ (1,426)
                                                                  ========    ========    ========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                       STATEMENTS OF SHAREHOLDER'S EQUITY

                                                                Years ended December 31,
                                                         --------------------------------------
                                                                          2009          2008
                                                            2010        Restated      Restated
                                                         ----------    ----------    -----------
                                                                      (In millions)
COMMON STOCK:
  Balance at beginning and end of year                   $        3    $        3    $        3

ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year                                1,886         1,605           393
    Capital contribution from Parent (see Note 12)               --           281         1,212
                                                         ----------    ----------    ----------
  Balance at end of year                                      1,886         1,886         1,605
                                                         ----------    ----------    ----------

RETAINED EARNINGS (ACCUMULATED DEFICIT):
  Balance at beginning of year                                 (911)       (1,208)          195
    Cumulative effect of accounting change, net of tax           --           336            --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                      (911)         (872)          195
    Net income (loss)                                           105           (39)       (1,403)
                                                         ----------    ----------    ----------
  Balance at end of year                                       (806)         (911)       (1,208)
                                                         ----------    ----------    ----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
  Balance at beginning of year                                  (47)         (169)         (146)
    Cumulative effect of accounting change, net of tax           --          (209)           --
                                                         ----------    ----------    ----------
    Adjusted balance at beginning of year                       (47)         (378)         (146)
    Other comprehensive income (loss)                           132           331           (23)
                                                         ----------    ----------    ----------
  Balance at end of year                                         85           (47)         (169)
                                                         ----------    ----------    ----------

TOTAL SHAREHOLDER'S EQUITY                               $    1,168    $      931    $      231
                                                         ==========    ==========    ==========

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                            STATEMENTS OF CASH FLOWS

                                                                            Years ended December 31,
                                                                     --------------------------------------
                                                                                      2009          2008
                                                                        2010        Restated      Restated
                                                                     ----------    ----------    ----------
                                                                                  (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                    $      105    $      (39)   $   (1,403)
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
  OPERATING ACTIVITIES:
  Interest credited on policyholder contract deposits                       288           255           207
  Net realized investment loss                                               59           124         1,562
  Amortization of deferred sales inducements                                 13            (1)          (14)
  Net unrealized (gain) loss on fixed maturity securities, trading          (17)            1             7
  Amortization of deferred policy acquisition costs                          37            37           (34)

  Accretion of net discount on investments                                  (60)          (55)           (5)
  Deferral of acquisition costs                                             (66)          (95)          (86)
  Provision for deferred income taxes (benefit)                             (90)           45            20
  Capitalized interest                                                       (4)           (3)           (4)
  Change in:
    Accrued investment income                                               (14)          (11)           (4)
    Income taxes receivable from/ payable to Parent                          51           (23)           (4)
    Due from/to related parties                                              (1)            7            (6)
    Future policy benefits                                                   (1)            1             5
    Other liabilities                                                        49            (1)           --
  Other, net                                                                  5           (10)           (6)
                                                                     ----------    ----------    ----------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                 354           232           235
                                                                     ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of:
  Fixed maturity securities                                              (1,613)       (2,041)       (2,041)
  Mortgage and other loans receivable                                       (20)           --           (72)
  Derivatives                                                                (8)          (38)          (16)
Sales of:
  Fixed maturity securities                                                 703           600         1,775
  Derivatives                                                                 9            --            49
Redemptions and maturities of:
  Fixed maturity securities                                                 253           252           415
  Mortgage and other loans receivable                                        16            18            33
Policy loans issued                                                          (1)           (1)           (1)
Payments received on policy loans                                             6             5             7
Decrease in securities lending invested collateral                           --            --         1,070
Net change in short-term investments                                       (414)         (221)         (953)
                                                                     ----------    ----------    ----------
  CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES              $   (1,069)   $   (1,426)   $      266
                                                                     ----------    ----------    ----------

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                      STATEMENTS OF CASH FLOWS (Continued)

                                                                               Years ended December 31,
                                                                         --------------------------------------
                                                                                          2009          2008
                                                                            2010        Restated      Restated
                                                                         ----------    ----------    ----------
                                                                                     (In millions)
CASH FLOWS FROM FINANCING ACTIVITIES

Policyholder account deposits                                            $    1,309    $    1,791    $    1,509
Net exchanges from the fixed accounts of variable annuity contracts             (11)          (14)          (51)
Policyholder account withdrawals                                               (365)         (569)         (543)
Claims and annuity payments, net of reinsurance, on policyholder
  contracts                                                                    (209)         (182)         (162)
Net receipts from (repayments of) other short-term financings                    (4)           (7)           15
Decrease in securities lending payable                                           --            --        (2,009)
Capital contributions                                                            --           150           768
                                                                         ----------    ----------    ----------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           720         1,169          (473)
                                                                         ----------    ----------    ----------
INCREASE (DECREASE) IN CASH                                                       5           (25)           28
CASH AT BEGINNING OF PERIOD                                                      12            37             9
                                                                         ----------    ----------    ----------
CASH AT END OF PERIOD                                                    $       17    $       12    $       37
                                                                         ==========    ==========    ==========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes received from Parent                                        $       51    $       40    $        1

Non-cash activity:
  Bonus interest and other deferrals credited to policyholder contract
    deposits                                                             $       24    $       17    $       23
 Investment in fixed maturity securities, trading                                --            --            32
 Contribution of fixed maturity securities from Parent                           --           131           444

                 See accompanying notes to financial statements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

First SunAmerica Life Insurance Company (the "Company") is a direct wholly owned subsidiary of SunAmerica Life Insurance Company (the "Parent"), which is a wholly owned subsidiary of SAFG Retirement Services, Inc. ("SAFGRS"), a wholly owned subsidiary of American International Group, Inc. ("American International Group").

The Company is a New York-domiciled life insurance company principally engaged in the business of writing annuity contracts directed at the market for tax-deferred, long-term savings products. The majority of the Company's revenues are derived from customers in the State of New York. Products are marketed through affiliated and independent broker-dealers, full-service securities firms and financial institutions. Four financial institutions represented approximately 27 percent, 16 percent, 15 percent and 11 percent of premiums received in the year ended December 31, 2010. Three financial institutions represented approximately 36 percent, 17 percent, and 14 percent of premiums received in the year ended December 31, 2009. No other independent selling organization was responsible for more than 10 percent of premiums received for any such periods.

The operations of the Company are influenced by many factors, including general economic conditions, the financial condition of American International Group monetary and fiscal policies of the federal government, and policies of state and other regulatory authorities. The level of sales of the Company's financial products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing financial products. The Company is exposed to the typical risks normally associated with a portfolio of fixed-income securities, namely interest rate, option, liquidity and credit risk. The Company controls its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring and limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities, and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. The Company is also exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility may result in increased risks related to death and living guaranteed benefits on the variable annuity products, as well as reduced fee income in the case of assets held in the separate accounts. These guaranteed benefits are sensitive to equity market conditions. The Company primarily uses capital market hedging strategies to help cover the risk of paying guaranteed living benefits in excess of account values as a result of significant downturns in equity markets. The Company has treaties to reinsure a majority of the guaranteed minimum income benefits and a small portion of the guaranteed death benefits for equity and mortality risk on its variable annuity contracts. Such risk mitigation may or may not reduce the volatility of net income and resulting from equity market volatility. Although management expects to be able to achieve its plans, no assurance can be given that one or more of the risks described above will not result in material adverse effects on the Company's financial position, results of operations and/or statutory capital.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with a review of the Company's model in accounting for the deferred policy acquisition cost ("DAC") impact of host contract accretion and the Company's calculation of bad debt deductions for income taxes, the Company determined it was necessary to restate its financial statements for the years ended December 31, 2009 and 2008.

The restatement for DAC in the 2009 and 2008 financial statements was related to the correction of an error in calculating the amount bifurcated from the host contracts to reflect the fair value of the embedded derivatives, which are the guaranteed living benefit features offered on many of our variable annuity products. The previous model did not fully incorporate the valuation differential upon issues of new policies with the guaranteed living benefits on the balance sheet subsequent to the adoption of the standard for fair value measurements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

The restatement for income taxes in the 2009 financial statements was related to the correction of an error in the calculation of the bad debt deduction for income taxes. This tax deduction is dependent upon the change to investment impairments for statutory purposes. The change to investment impairments were determined to be in error and subsequently corrected, but this correction was not reflected in the tax deduction as claimed on the tax return.

The correction of these errors are reflected in the following table. The restated financial statements correct for these errors. The related tax effect is calculated at the federal prescribed rate of 35% and the applicable effective state tax rate of 6.9%.

                                              Previously                       As
                                               Reported     Adjustments     Restated
                                              ----------    -----------    ----------
2009 Balance Sheet:

   Income taxes receivable from Parent        $       42    $      (10)    $       32
   Deferred policy acquisition costs                 404             3            407
   Total assets                                    9,289            (7)         9,282
   Deferred tax liability                             41             1             42
   Total liabilities                               8,350             1          8,351
   Total shareholder's equity                        939            (8)           931

2009 Statement of Income (Loss):

   Income tax expense (benefit)               $      (28)   $       10     $      (18)
   Net income (loss)                                 (29)          (10)           (39)

2008 Statement of Income (Loss):

   Amortization of deferred policy
     acquisition costs                        $      (31)   $       (3)    $      (34)
   Income tax expense (benefit)                       14             1             15
   Net income (loss)                              (1,405)            2         (1,403)

2009 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Adjusted balance at beginning of year    $     (874)   $        2     $     (872)
     Net income (loss)                               (29)          (10)           (39)
     Balance at end of year                         (903)           (8)          (911)

2008 Statements of Shareholder's Equity:

   Retained earnings (Accumulated deficit):
     Net income (loss)                        $   (1,405)   $        2     $   (1,403)
     Balance at end of year                       (1,210)            2         (1,208)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1   PREPARATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company. Certain reclassifications and format changes have been made to prior period amounts to conform to the current period presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

The Company considers its most critical accounting estimates to be those with respect to recoverability of deferred income tax assets, policyholder contract deposits, future policy benefits, estimated gross profits for investment-oriented products, recoverability of DAC, fair value measurements of certain assets and liabilities, and other-than-temporary impairments in the value of investments. These estimates, by their nature, are based on judgment and current facts and circumstances. Therefore, actual results could differ from these estimates, possibly in the near term, and could have a material effect on the Company's financial statements.

3.2   INSURANCE CONTRACTS

The insurance contracts accounted for in these financial statements include primarily long-duration contracts. Long-duration contracts include investment contracts. Long-duration contracts generally require the performance of various functions and services over a period of more than one year. The contract provisions generally cannot be changed or canceled by the insurer during the contract period.

3.3   INVESTMENTS

FIXED MATURITY SECURITIES

Fixed maturity securities classified as available for sale are recorded at fair value. Unrealized gains and losses, net of deferred taxes and amortization of deferred policy acquisition costs and deferred sales inducements, are recorded as a separate component of accumulated other comprehensive income (loss), within shareholder's equity. Realized gains and losses on the sale of investments are recognized in earnings at the date of sale and are determined by using the specific cost identification method.

Interest on fixed maturity securities is recorded as income when earned and is adjusted for any amortization of premium or accretion of discount. Premiums and discounts arising from the purchase of bonds classified as available for sale are treated as yield adjustments over their estimated lives, until maturity, or call date, if applicable.

Fixed maturity securities classified as trading securities are carried at fair value. Trading securities include the Company's economic interest in Maiden Lane II LLC ("ML II"). See Note 7 for discussion of ML II. Realized and unrealized gains and losses on trading securities are reported in net investment income.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

IMPAIRMENT POLICIES

On April 1, 2009, the Company adopted prospectively a new accounting standard addressing the evaluation of fixed maturity securities for other-than-temporary impairments. This standard significantly altered the Company's policies and procedures for determining impairment charges recognized through earnings. The standard requires a company to recognize the credit component (a credit impairment) of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold the security until recovery and requires additional disclosures. A credit impairment, which is recognized in earnings when it occurs, is the difference between the amortized cost of the fixed maturity security and the estimated present value of cash flows expected to be collected ("recovery value"), as determined by management. The difference between fair value and amortized cost that is not related to a credit impairment is recognized as a separate component of accumulated other comprehensive income
(loss). The Company refers to both credit impairments and non-credit impairments recognized as a result of intent to sell as "impairment charges.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - EFFECTIVE APRIL 1, 2009 AND THEREAFTER

If the Company intends to sell a fixed maturity security or it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis and the fair value of the security is below amortized cost, an other-than-temporary impairment has occurred and the amortized cost is written down to current fair value, with a corresponding charge to earnings.

For all other fixed maturity securities for which a credit impairment has occurred, the amortized cost is written down to the estimated recovery value with a corresponding charge to earnings. Changes in fair value compared to recovery value, if any, are charged to unrealized appreciation (depreciation) of fixed maturity investments on which other-than-temporary credit impairments are taken (a component of accumulated other comprehensive income (loss)).

When assessing the Company's intent to sell a fixed maturity security, or if it is more likely than not that the Company will be required to sell a fixed maturity security before recovery of its amortized cost basis, management evaluates relevant facts and circumstances including, but not limited to, decisions to reposition the Company's investment portfolio, sales of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing.

The Company considers severe price declines and the duration of such price declines in its assessment of potential credit impairments. The Company also modifies its modeled outputs for certain securities when it determines that price declines are indicative of factors not comprehended by the cash flow models.

In periods subsequent to the recognition of an other-than-temporary impairment charge for available for sale fixed maturity securities that are not foreign exchange related, the Company generally prospectively accretes into income the difference between the new amortized cost and the expected undiscounted recovery value over the remaining expected holding period of the security.

In assessing whether a credit impairment has occurred for a structured fixed maturity security (e.g. Residential Mortgage Backed Securities ("RMBS"), Commercial Mortgage Backed Securities ("CMBS"), Collateralized Debt Obligations ("CDO") and Asset Backed Securities ("ABS")), the Company performs evaluations of expected future cash flows. Certain critical assumptions are made with respect to the performance of these securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

When estimating future cash flows for a structured fixed maturity security (e.g. RMBS, CMBS, CDO and ABS) management considers historical performance of underlying assets and available market information as well as bond-specific structural considerations, such as credit enhancement and priority of payment structure of the security.

In addition, the process of estimating future cash flows includes, but is not limited to, the following critical inputs, which vary by asset class:

      -     Current delinquency rates;

      -     Expected default rates and timing of such defaults;

      -     Loss severity and timing of any such recovery;

      -     Expected prepayment speeds; and

      -     Ratings of securities underlying structured products.

For corporate, municipal and sovereign fixed maturity securities determined to be credit impaired, management considers the fair value as the recovery value when available information does not indicate that another value is more relevant or reliable. When management identifies information that supports a recovery value other than the fair value, the determination of a recovery value considers scenarios specific to the issuer and the security, and may be based upon estimates of outcomes of corporate restructurings, political and macro economic factors, stability and financial strength of the issuer, the value of any secondary sources of repayment and the disposition of assets.

IMPAIRMENT POLICY - FIXED MATURITY SECURITIES - PRIOR TO APRIL 1, 2009

In all periods prior to April 1, 2009, the Company assessed its ability to hold any fixed maturity available for sale security in an unrealized loss position to its recovery at each balance sheet date. The decision to sell any such fixed maturity security classified as available for sale reflected the judgment of the Company's management that the security sold was unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflected management's judgment that the risk-adjusted ultimate recovery was less than the value achievable on sale.

In those periods, the Company evaluated its fixed maturity securities for other-than-temporary impairments with respect to valuation as well as credit.

After a fixed maturity security had been identified as other-than-temporarily impaired, the amount of such impairment was determined as the difference between fair value and amortized cost and the entire amount was recorded as a charge to earnings.

MORTGAGE AND OTHER LOANS RECEIVABLE

Mortgage and other loans receivable includes mortgage loans on real estate, collateral, commercial and guaranteed loans. Mortgage loans are classified as loans held for investment.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.3   INVESTMENTS (CONTINUED)

Loans classified as "held for investment" are those that the Company has the intent and ability to hold for the foreseeable future, or until maturity or payoff. Mortgage loans held for investment are carried at unpaid principal balances less valuation allowances and deferred fees or expenses and plus or minus adjustments for the accretion or amortization of discount or premium. Interest income on such loans is accrued as earned. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income in the statements of income (loss). Non-refundable loan origination fees and certain incremental direct origination costs are offset and the resulting net amount is deferred and amortized in net investment income over the life of the related loan as an adjustment of the loan's yield. Loan commitment fees are generally deferred and recognized in net investment income as an adjustment of yield over the related life of the loan or upon expiration of the commitment if the commitment expires unexercised.

Impairment of mortgage and other loans receivable is based on certain risk factors, including past due status. For commercial mortgages in particular, risk factors evaluated in monitoring credit quality also include debt service coverage ratio, loan-to-value or the ratio of the loan balance to the estimated value of the property, property occupancy, profile of the borrower and major property tenants, economic trends in the market where the property is located, and condition of the property. Mortgage and other loans receivable are considered impaired when collection of all amounts due under contractual terms is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such impaired loans is recognized as cash is received.

POLICY LOANS

Policy loans are carried at unpaid principal amount. There is no allowance for policy loans because these loans are fully collateralized by the cash surrender value of the policy.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company takes positions from time to time in certain derivative financial instruments in order to mitigate or hedge the impact of changes in interest rates and equity markets on cash flows from investment income, policyholder liabilities and equity. Financial instruments used by the Company for such purposes include interest rate swaps, options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). The Company does not engage in the use of derivative instruments for speculative purposes and is neither a dealer nor a trader in derivative instruments. See
Note 6 for additional discussion of derivatives.

The Company issues or has issued certain variable annuity products that offer optional guaranteed minimum account value ("GMAV") and guaranteed minimum withdrawal benefit ("GMWB") living benefits. The GMAV and GMWB are considered embedded derivatives that are required to be bifurcated from the host contract and carried at fair value. The Company hedges a portion of the risk associated with these guarantees by utilizing both exchange traded and over-the-counter options and exchange traded futures. Exchange traded options and futures are marked to market using observable market quotes while over-the-counter options are marked to market through matrix pricing that utilizes observable market inputs.

The Company believes its hedging activities have been and remain economically effective, but do not currently qualify for hedge accounting. The reserves for GMAV and GMWB embedded derivatives are included in policyholder contract deposits and the options and futures contracts are reported in derivative assets in the balance sheets. Changes in the fair value of derivatives are reported as part of net realized investment loss in the statements of income (loss).

SHORT-TERM INVESTMENTS

Short-term investments consist of interest-bearing cash equivalents, time deposits, U.S. Treasury Bills and investments with original maturities within one year from the date of purchase, such as commercial paper.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.4   CASH

Cash represents cash on hand and non-interest bearing demand deposits.

3.5   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

Policy acquisition costs represent those costs, including commissions and certain marketing expenses that vary with and are primarily related to the acquisition of new business. Policy acquisition costs related to investment-type products are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, fees, surrender charges, expenses, and mortality and morbidity gains and losses. The Company uses a "reversion to the mean" methodology which allows the Company to maintain its long-term assumptions, while also giving consideration to the effect of deviations from these assumptions occurring in the current period. A DAC unlocking is performed when management determines that key assumptions (e.g. market return, surrender rates, etc.) should be modified. The DAC asset is recalculated using the new assumptions. The use of a reversion to the mean assumption is common within the industry; however, the parameters used in the methodology are subject to judgment and vary within the industry. Any resulting adjustment is included in earnings as an adjustment to DAC. DAC is grouped consistent with the manner in which the insurance contracts are acquired, serviced and measured for profitability and is reviewed for recoverability based on the current and projected future profitability of the underlying insurance contracts.

DAC for investment-type products is also adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on fixed maturity securities and equity securities available for sale. Because fixed maturity and equity securities available for sale are carried at aggregate fair value, an adjustment is made to DAC equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains or losses on fixed maturity securities and equity securities available for sale that is credited or charged directly to accumulated other comprehensive income (loss).

The Company offers sales inducements, which include enhanced crediting rates or bonus payments to contract holders on certain annuity products. Sales inducements provided to the contract holders are primarily reflected in separate account liabilities in the balance sheet. The cost of sales inducements is deferred and amortized over the life of the contract using the same methodology and assumptions used to amortize DAC. To qualify for such accounting treatment, these bonus amounts must be explicitly identified in the contract at inception, and the Company must demonstrate that such amounts are incremental to amounts the Company credits on similar contracts without these bonus amounts, and are higher than the contract's expected ongoing crediting rates for periods after the bonus period.

3.6   SEPARATE ACCOUNT ASSETS AND LIABILITIES

The Company issues variable annuities for which the investment risk is generally borne by the contract holder, except with respect to amounts invested in the fixed-rate account options. The assets and liabilities resulting from the receipt of variable annuity premiums are segregated in separate accounts. The assets supporting the variable portion of variable annuities are carried at fair value and reported as separate account assets with an equivalent liability, in the balance sheet. Investment income, realized investment gains (losses), and policyholder account premiums received and withdrawals related to separate accounts are excluded from the statements of income (loss), comprehensive income
(loss), and cash flows. Amounts assessed against the contract holders for mortality, administrative, other services and certain features are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.7   POLICYHOLDER CONTRACT DEPOSITS

Policyholder contract deposits are recorded at accumulated value (premiums received and net transfers from separate accounts, plus accrued interest, less withdrawals and assessed fees). They are not reflected as revenues in the Company's statements of income (loss), as they are recorded directly to contract holder liabilities upon receipt. Policyholder contract deposits also include the Company's liabilities for GMWB and GMAV, accounted for as embedded derivatives at fair value. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss).

GMWB is a feature the Company began offering on certain variable annuity products in 2005. If available and elected by the contract holder at the time of contract issuance and subject to the specific provisions of the feature elected, this feature can provide a guaranteed annual withdrawal stream either for a specified period of time or for life, regardless of market performance. The amount of the guaranteed withdrawal stream is based off of a guaranteed benefit base, the amount of which is determined by the specific feature elected. The Company bears the risk that protracted under-performance of the financial markets and /or greater than expected longevity could result in GMWB benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

GMAV is a feature that was offered on certain variable annuity products from the second quarter of 2004 to May 2009. If available and elected by the contract holder at the time of contract issuance, this feature guarantees that the account value under the contract will at least equal the amount of premiums invested during the first ninety days of the contract, adjusted for any subsequent withdrawals, at the end of a ten-year waiting period. The Company bears the risk that protracted under-performance of the financial markets could result in GMAV benefits being higher than the underlying contract holder account balances and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The fair value of the liabilities for GMWB and GMAV requires significant management estimates and is based on the present value of expected benefits to be paid less the present value of fee income associated with the guarantees. The fair value estimate of the GMWB and GMAV guarantees include unobservable inputs such as management's estimate of contract holder behavior as well as such observable inputs as swap curves and market calibrated implied volatility. The valuation technique used to measure the fair value of embedded derivatives was modified during 2008, primarily with respect to the development of long-dated equity volatility assumptions and the discount rates applied to certain projected benefit payments. The valuation technique was also modified during 2010, primarily with respect to the discount rates applied to certain projected benefits payments. The changes in fair value of the liability for GMWB and GMAV are reported in net realized investment loss in the statements of income (loss). See Note 4.1 for further discussion of GMWB and GMAV.

3.8   FUTURE POLICY BENEFITS

Future policy benefits include the Company's liability for guaranteed minimum death benefits ("GMDB").

A GMDB feature is issued on substantially all of the Company's variable annuity products. This feature provides that, upon the death of a contract holder, the contract holder's beneficiary will receive the greater of (i) the contract holder's account value, or (ii) a guaranteed minimum death benefit that varies by product and type of benefit elected by the contract holder. The Company bears the risk that death claims following a decline in the financial markets may exceed contract holder account balances, and that the fees collected under the contract are insufficient to cover the costs of the benefit to be provided.

The GMDB liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the GMDB liability balance, with a related charge or credit to Policyholder benefits if actual experience or other evidence suggests that earlier assumptions should be revised.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.9   NET INVESTMENT INCOME

Net investment income represents income primarily from the following sources in the Company's operations:

      - Interest income and related expenses, including amortization of premiums and accretion of discounts on bonds with changes in the timing and the amount of expected principal and interest cash flows reflected in the yield, as applicable.

      - Realized and unrealized gains and losses from investments in trading securities accounted for at fair value.

3.10  NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains and losses are determined by specific identification. The net realized investment gains and losses are generated primarily from the following sources:

      - Sales of fixed maturity securities (except trading securities accounted for at fair value), securities lending invested collateral, and other types of investments.

      - Reductions to the cost basis of fixed maturity securities (except trading securities accounted for at fair value) and other types of invested assets for other-than-temporary impairments.

      -     Changes in fair value of derivative assets and liabilities.

3.11  FEE INCOME

Fee income includes variable annuity fees, universal life insurance fees and surrender charges. Variable annuity fees are generally based on the market value of assets in the separate accounts supporting the variable annuity contracts. Fees for certain guarantees included in variable annuity fees are based on the amount used for determining the related guaranteed benefit (for example, a benefit base for a GMWB feature). Universal life insurance policy fees consist of mortality charges, up-front fees earned on premiums received and administrative fees, net of reinsurance premiums. Surrender charges are assessed on withdrawals occurring during the surrender charge period. All fee income is recorded as income when earned.

3.12  INCOME TAXES

Deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, at the enacted tax rates expected to be in effect when the temporary differences reverse. The effect of a tax rate change is recognized in earnings in the period of enactment. State income taxes are included in income tax expense.

A valuation allowance for deferred tax assets is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. An increase or decrease in a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset is included in earnings.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.13  SECURITIES LENDING COLLATERAL AND SECURITIES LENDING PAYABLE

Prior to December 12, 2008, securities lending collateral was invested in interest-bearing cash equivalents and fixed maturity securities, primarily floating-rate bonds. Securities lending collateral investments in fixed maturity securities were carried at fair value and accounted for in a manner consistent with other available for sale fixed maturity securities, and were evaluated for other-than-temporary impairment by applying the same criteria used for other fixed maturity securities. The Company's allocated portion of income earned on the invested collateral, net of interest repaid to the borrowers under the securities lending agreements and the related management fees paid to administer the program, was recorded as investment income in the statements of income
(loss). The Company's allocated portion of any realized investment losses on the invested collateral was recorded in the statement of income (loss). The Company generally obtained and maintained cash collateral from securities borrowers at current market levels for the securities lent. During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than as secured borrowings.

Since the Company terminated its securities lending activities on December 12, 2008, there were no securities subject to securities lending agreements on the balance sheets at December 31, 2010 or 2009 (see Note 7 for additional information).

3.14  ACCOUNTING CHANGES

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2008:

FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued an accounting standard that defined fair value, established a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but did not change existing guidance about whether an asset or liability is carried at fair value. The standard also clarifies that an issuer's credit standing should be considered when measuring liabilities at fair value. The Company adopted the standard on January 1, 2008, its required effective date. The cumulative effect, net of taxes, of adopting the standard was a decrease in net income of $2.0 million, primarily due to the inclusion of explicit risk margins, where appropriate. See Note 4 for additional disclosures.

FAIR VALUE OPTION

In February 2007, the FASB issued an accounting standard that permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items are required to be reported in earnings. The standard also establishes presentation and disclosure requirements for similar types of assets and liabilities measured at fair value. The standard permits the fair value option election on an instrument-by-instrument basis for eligible items existing at the adoption date and at initial recognition of an asset or liability, or upon most events that gives rise to a new basis of accounting for that instrument. The Company adopted the standard on January 1, 2008, its required effective date. The Company did not make any fair value measurement elections upon initial adoption of the standard.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

FAIR VALUE OF FINANCIAL ASSETS IN INACTIVE MARKETS

In October 2008, the FASB issued an accounting standard that provides guidance clarifying certain aspects with respect to the fair value measurements of a security when the market for that security is inactive. The Company adopted this guidance in the third quarter of 2008. The effects of adopting this standard on the Company's financial condition and results of operations were not material.

AMENDMENT TO IMPAIRMENT GUIDANCE

In January 2009, the FASB issued an accounting standard that amends the impairment guidance on recognition of interest income and impairment on purchased beneficial interests and beneficial interests that continue to be held by a transferor in securitized financial assets to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The standard also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements related to the accounting for certain investments in fixed maturity and equity securities and other related guidance. The Company adopted this guidance effective in the fourth quarter of 2008. The effects of adopting the standard on the Company's financial condition, results of operations and cash flows were not material.

THE COMPANY ADOPTED THE FOLLOWING ACCOUNTING STANDARDS DURING 2009:

DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

In March 2008, the FASB issued an accounting standard that requires enhanced disclosures about (i) how and why the Company uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for and (iii) how derivative instruments and related hedged items affect the Company's financial condition, results of operations, and cash flows. The Company adopted the standard on January 1, 2009. See Note 6 for related disclosures.

RECOGNITION AND PRESENTATION OF OTHER-THAN-TEMPORARY IMPAIRMENTS

In April 2009, the FASB issued an accounting standard that requires a company to recognize the credit component of an other-than-temporary impairment of a fixed maturity security in earnings and the non-credit component in accumulated other comprehensive income (loss) when the company does not intend to sell the security or it is more likely than not that the company will not be required to sell the security prior to recovery. The standard also changed the threshold for determining when an other-than-temporary impairment has occurred on a fixed maturity security with respect to intent and ability to hold until recovery. The standard does not change the recognition of other-than-temporary impairment for equity securities. The standard requires additional disclosures in interim and annual reporting periods for fixed maturity and equity securities. See Note 5 herein for the expanded disclosures.

The Company adopted this standard on April 1, 2009 and recorded an after-tax cumulative effect adjustment to increase shareholder's equity by $127.2 million as of April 1, 2009, consisting of a decrease in accumulated deficit of $336.2 million and an increase in accumulated other comprehensive loss of $209.0 million, net of tax. The net increase in the Company's shareholder's equity was due to a reversal of a portion of the deferred tax asset valuation allowance for certain non-credit impairment charges directly attributable to the change in accounting principle (see Note 12). The cumulative effect adjustment resulted in an increase of $468.3 million in the amortized cost of fixed maturity securities, which has the effect of significantly reducing the accretion of investment income over the remaining life of the underlying securities, beginning in the second quarter of 2009. The effect of the reduced investment income was offset, in part, by a decrease in the amortization of DAC and deferred sales inducements.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

This standard reduced the level of other-than-temporary impairment charges recorded in earnings for fixed maturity securities due to the following required changes in the Company's accounting policy for other-than-temporary impairments:

      - Impairment charges for non-credit (e.g., severity) losses are no longer recognized;

      - The amortized cost basis of credit impaired securities will be written down through a charge to earnings to the present value of expected cash flows, rather than to fair value; and

      - For fixed maturity securities that are not deemed to be credit-impaired, the Company is no longer required to assert that it has the intent and ability to hold such securities to recovery to avoid an other-than-temporary impairment charge. Instead, an impairment charge through earnings is required only in situations where the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the security prior to recovery.

The following table presents the components of the change in the Company's shareholder's equity at April 1, 2009 due to the adoption of this accounting standard for other-than-temporary impairments:

                                                                        (Increase)
                                                                        Decrease to
                                                          (Increase)    Accumulated     Net Increase
                                                         Decrease to       Other       (Decrease) in
                                                         Accumulated   Comprehensive   Shareholder's
                                                           Deficit         Loss            Equity
                                                         -----------   -------------   -------------
                                                                        (In millions)
Net effect of the increase in amortized cost of
   available for sale fixed maturity securities           $     468     $     (468)     $       --
Net effect of DAC and deferred sales inducements               (125)           122              (3)
Net effect on deferred income tax asset/payable                  (7)           137             130
                                                          ---------     ----------      ----------
Net increase (decrease) in the Company's shareholder's
   equity                                                 $     336     $     (209)     $      127
                                                          =========     ==========      ==========

DETERMINING FAIR VALUE WHEN THE VOLUME AND LEVEL OF ACTIVITY FOR THE ASSET OR LIABILITY HAVE SIGNIFICANTLY DECREASED AND IDENTIFYING TRANSACTIONS THAT ARE NOT ORDERLY

In April 2009, the FASB issued an accounting standard that provides guidance for estimating fair value of assets and liabilities when the volume and level of activity for an asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. This standard also requires extensive additional fair value disclosures. The adoption of the standard on April 1, 2009, did not have a material effect on the Company's financial condition, results of operations or cash flows.

MEASURING LIABILITIES AT FAIR VALUE

In August 2009, the FASB issued an accounting standard to clarify how the fair value measurement principles should be applied to measuring liabilities carried at fair value. This standard explains how to prioritize market inputs in measuring liabilities at fair value and what adjustments to market inputs are appropriate for debt obligations that are restricted from being transferred to another obligor. This standard was effective beginning October 1, 2009 for the Company. The adoption of this standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

3.14  ACCOUNTING CHANGES (CONTINUED)

ACCOUNTING FOR EMBEDDED CREDIT DERIVATIVES

In March 2010, the FASB issued an accounting standard that amends the accounting for embedded credit derivative features in structured securities that redistribute credit risk in the form of subordination of one financial instrument to another. The new standard clarifies how to determine whether embedded credit derivative features, including those in collateralized debt obligations ("CDOs"), credit-linked notes ("CLNs"), synthetic CDOs and CLNs and other synthetic securities (e.g., commercial and residential mortgage-backed securities issued by securitization entities that wrote credit derivatives), are considered to be embedded derivatives that should be analyzed for potential bifurcation and separate accounting or, alternatively, for fair value accounting in connection with the application of the fair value option to the entire hybrid instrument. The Company adopted the new standard on July 1, 2010 and recorded a reclassification of $3.0 million of synthetic securities from Bonds available for sale to Bond trading. Upon adoption, the Company accounts for its investments in synthetic securities otherwise requiring bifurcation at fair value, with changes in fair value recognized in earnings. The adoption of this new standard did not have a material effect on the Company's financial condition, results of operations or cash flows.

FUTURE APPLICATIONS OF ACCOUNTING STANDARDS

DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

In July 2010, the FASB issued an accounting standard that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. For nonpublic entities, the disclosures as of the end of a reporting period are effective for annual reporting periods ending on or after December 15, 2011. The disclosures about activity that occurs during a reporting period are effective for annual reporting periods beginning after December 15, 2010. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. The disclosures will be effective, and the Company will provide these disclosures, concurrent with the effective date of proposed guidance for determining what constitutes a troubled debt restructuring.

ACCOUNTING FOR COSTS ASSOCIATED WITH ACQUIRING OR RENEWING INSURANCE CONTRACTS

In October 2010, the FASB issued an accounting standard that amends the accounting for costs incurred by insurance companies that can be capitalized in connection with acquiring or renewing insurance contracts. The new standard clarifies how to determine whether the costs incurred in connection with the acquisition of new or renewal insurance contracts qualify as deferred acquisition costs. The new standard is effective for interim and annual periods beginning on January 1, 2012 with early adoption permitted. Prospective or retrospective application is permitted. The Company has not determined whether it will adopt this new standard prospectively or retrospectively. The accounting standard will result in a decrease in the amount of capitalized costs in connection with the acquisition or renewal of insurance contracts. The Company is currently assessing the effect of adoption of this new standard on its financial condition, results of operations and cash flows.

4.    FAIR VALUE MEASUREMENTS

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The Company carries certain of its financial instruments at fair value. The Company defines the fair value of a financial instrument as the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between willing, able and knowledgeable market participants at the measurement date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of observable valuation inputs. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments for which no quoted prices are available have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. Pricing observability is affected by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, liquidity and general market conditions.

FAIR VALUE HIERARCHY

Assets and liabilities recorded at fair value in the balance sheet are measured and classified in a hierarchy for disclosure purposes, consisting of three "levels" based on the observability of inputs available in the marketplace used to measure the fair values, as discussed below:

      - Level 1 - Fair value measurements that are quoted prices (unadjusted) in active markets that the Company has the ability to access for identical assets or liabilities. Market price data generally is obtained from exchange or dealer markets. The Company does not adjust the quoted price for such instruments.

      - Level 2 - Fair value measurements based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

      - Level 3 - Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3. These measurements include circumstances in which there is little, if any, market activity for the asset or liability. Therefore, the Company must make certain assumptions as to the inputs a hypothetical market participant would use to value that asset or liability.

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is most significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment. In making the assessment, the Company considers factors specific to the asset or liability.

VALUATION METHODOLOGIES

The following is a description of the valuation methodologies used for instruments carried at fair value. These methodologies are applied to assets and liabilities across the levels noted above, and it is the observability of the inputs used that determines the appropriate level in the fair value hierarchy for the respective asset or liability.

Fair values for fixed maturity securities based on observable market prices for identical or similar instruments implicitly incorporate counterparty credit risk. Fair values for fixed maturity securities based on internal models incorporate counterparty credit risk by using discount rates that take into consideration cash issuance spreads for similar instruments or other observable information.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The cost of credit protection is determined under a discounted present value approach considering the market levels for single name credit default swap ("CDS") spreads for each specific counterparty, the mid market value of the net exposure (reflecting the amount of protection required) and the weighted average life of the net exposure. CDS spreads are provided to the Company by an independent third party. The Company utilizes an interest rate based on the benchmark London Interbank Offered Rate ("LIBOR") curve to derive its discount rates.

While this approach does not explicitly consider all potential future behavior of the derivative transactions or potential future changes in valuation inputs, management believes this approach provides a reasonable estimate of the fair value of the assets and liabilities, including consideration of the impact of non-performance risk.

FIXED MATURITY SECURITIES - TRADING AND AVAILABLE FOR SALE

Whenever available, the Company obtains quoted prices in active markets for identical assets at the balance sheet date to measure fixed maturity securities at fair value in its available for sale and trading portfolios. Market price data is generally obtained from third party pricing vendors.

Management is responsible for the determination of the value of the investments carried at fair value and the supporting methodologies and assumptions. The Company employs independent third-party valuation service providers to gather, analyze, and interpret market information and derive fair values based upon relevant methodologies and assumptions for individual instruments. When the Company's valuation service providers are unable to obtain sufficient market observable information upon which to estimate the fair value for a particular security, fair value is determined either by requesting brokers who are knowledgeable about these securities to provide a quote, which is generally non-binding, or by employing widely accepted internal valuation models.

Valuation service providers typically obtain data about market transactions and other key valuation model inputs from multiple sources and, through the use of widely accepted valuation models, provide a single fair value measurement for individual securities for which a fair value has been requested under the terms of service agreements. The inputs used by the valuation service providers include, but are not limited to, market prices from recently completed transactions and transactions of comparable securities, benchmark yields, interest rate yield curves, credit spreads, currency rates, quoted prices for similar securities and other market observable information, as applicable. The valuation models take into account, among other things, market observable information as of the measurement date as well as the specific attributes of the security being valued, including its term, interest rate, credit rating, industry sector, and when applicable, collateral quality and other security or issuer-specific information. When market transactions or other market observable data is limited, the extent to which judgment is applied in determining fair value is greatly increased.

The Company has processes designed to ensure that the values received or internally estimated are accurately recorded, that the data inputs and the valuation techniques utilized are appropriate and consistently applied and that the assumptions are reasonable and consistent with the objective of determining fair value. The Company assesses the reasonableness of individual security values received from valuation service providers through various analytical techniques. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from the Company's valuation service providers to other third-party valuation sources for selected securities. The Company also validates prices for selected securities obtained from brokers through reviews by members of management who have relevant expertise and who are independent of those charged with executing investing transactions.

The methodology above is relevant for all fixed maturity securities; following are discussions of certain procedures unique to specific classes of securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

FIXED MATURITY SECURITIES ISSUED BY GOVERNMENT ENTITIES

For most debt securities issued by government entities, the Company obtains fair value information from independent third-party valuation service providers, as quoted prices in active markets are generally only available for limited debt securities issued by government entities. The fair values received from these valuation service providers may be based on a market approach using matrix pricing, which considers a security's relationship to other securities for which a quoted price in an active market may be available, or alternatively based on an income approach, which uses valuation techniques to convert future cash flows to a single present value amount.

FIXED MATURITY SECURITIES ISSUED BY CORPORATE ENTITIES

For most debt securities issued by corporate entities, the Company obtains fair value information from third-party valuation service providers. For certain corporate debt securities, the Company obtains fair value information from brokers. For those corporate debt instruments (for example, private placements) that are not traded in active markets or that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments generally are based on available market evidence. In the absence of such evidence, management's best estimate is used.

RMBS, CMBS AND CDOS

Third-party valuation service providers also provide fair value information for the majority of the Company's investments in RMBS, CMBS and CDOs. Where pricing is not available from valuation service providers, the Company obtains fair value information from brokers. Broker prices may be based on an income approach, which converts expected future cash flows to a single present value amount, with specific consideration of inputs relevant to structured securities, including ratings, collateral types, geographic concentrations, underlying loan vintages, loan delinquencies, and weighted average coupons and maturities. Broker prices may also be based on a market approach that considers recent transactions involving identical or similar securities. When the volume or level of market activity for an investment in RMBS, CMBS, CMBS and CDOs is limited, certain inputs used to determine fair value may not be observable in the market.

MAIDEN LANE II

The fixed maturity securities trading portfolio includes an interest in ML II. At inception, the Company's economic interest in ML II was valued at the transaction price of $31.7 million. Subsequently, the ML II interest is valued using a discounted cash flow methodology that uses the estimated future cash flows of the assets to which the ML II interest is entitled. The Company applies a model-determined market discount rate to its interest. This discount rate is calibrated to the change in the estimated asset values for the underlying assets commensurate with the Company's interest in the capital structure of the entity. Estimated cash flows and discount rates used in the valuation are validated, to the extent possible, using market observable information for securities with similar asset pools, structure and terms.

The fair value methodology used assumes the underlying collateral in the ML II interest will continue to be held and generate cash flows into the foreseeable future and does not assume a current liquidation of the assets underlying the ML II interest. Other methodologies employed or assumptions made in determining fair value for this investment could result in amounts that differ significantly from the amounts reported.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

As of December 31, 2010, the Company expected to receive cash flows (undiscounted) in excess of the Company's initial investment, and any accrued interest, in the ML II interest over the remaining life of the investment after repayment of the first priority obligations owed to the Federal Reserve Bank of New York ("New York Fed"). The Company's cash flow methodology considers the capital structure of the collateral securities and their expected credit losses from the underlying asset pools. The fair value of the ML II interest is most affected by changes in the discount rates and changes in the underlying estimated future collateral cash flow assumptions used in the valuation model.

The LIBOR interest rate curve changes are determined based on observable prices, interpolated or extrapolated to derive a LIBOR for a specific maturity term as necessary. The spreads over LIBOR for the ML II interest (including collateral-specific credit and liquidity spreads) can change as a result of changes in market expectations about the future performance of these investments as well as changes in the risk premium that market participants would demand at the time of the transactions.

Changes in estimated future cash flows would primarily be the result of changes in expectations for defaults, recoveries and prepayments on underlying loans.

Changes in the discount rate or the estimated future cash flows used in the valuation would alter the Company's estimate of the fair value of the ML II interests as shown in the table below:

                                                           Fair Value
                                                             Change
                                                         ---------------
                                                          (In millions)
Year ended December 31, 2010

Discount Rates:
    200 basis point increase                                $     (5)
    200 basis point decrease                                       5
    400 basis point increase                                      (8)
    400 basis point decrease                                      11
Estimated Future Cash Flows:
    10% increase                                                  10
    10% decrease                                                 (10)
    20% increase                                                  19
    20% decrease                                                 (21)

The Company believes that the ranges of discount rates used in these analyses are reasonable on the basis of implied spread volatilities of similar collateral securities and implied volatilities of LIBOR interest rates. The ranges of estimated future cash flows were determined on the basis of variability in estimated future cash flows implied by cumulative loss estimates for similar instruments. Because of these factors, the fair values of the ML II interests are likely to vary, perhaps materially, from the amount estimated.

DERIVATIVE ASSETS AND LIABILITIES

Derivative assets and liabilities can be exchange-traded or traded over-the-counter ("OTC"). The Company generally values exchange-traded derivatives using quoted prices in active markets for identical derivatives at the balance sheet date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

OTC derivatives are valued using market transactions and other observable market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. When models are used, the selection of a particular model to value an OTC derivative depends on the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices and rates, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as swaps and options, model inputs can generally be corroborated by observable market data, by correlation or other means, and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. When the Company does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price may provide the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so the model value at inception equals the transaction price. Subsequent to the initial recognition, the Company updates valuation inputs only when corroborated by evidence such as similar market transactions, third party pricing services and/or broker or dealer quotations, or other empirical market data. When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on available market evidence. In the absence of such evidence, management's best estimate is used.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

SEPARATE ACCOUNT ASSETS

Separate account assets are composed primarily of registered and unregistered open-end mutual funds that generally trade daily and are measured at fair value in the manner discussed above for equity securities traded in active markets.

EMBEDDED DERIVATIVES INCLUDED IN POLICYHOLDER CONTRACT DEPOSITS

The fair value of embedded derivatives contained in certain contracts is measured based on actuarial and capital market assumptions related to projected cash flows over the expected lives of the contracts. These cash flow estimates primarily include benefits and related fees assessed, when applicable, and incorporate expectations about policyholder behavior. Estimates of future policyholder behavior are subjective and based primarily on the Company's historical experience.

Because of the dynamic and complex nature of the expected cash flows in the Company's variable annuity contracts, risk neutral valuations are used. Estimating the underlying cash flows for these products involves many estimates and judgments, including those regarding expected market rates of return, market volatility, correlations of market index returns to funds, fund performance, discount rates and policyholder behavior.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.1   FAIR VALUE MEASUREMENTS ON A RECURRING BASIS (CONTINUED)

The Company also incorporates its own risk of non-performance in the valuation of the embedded policy derivatives associated with variable annuity contracts. Historically, the expected cash flows were discounted using the interest rate swap curve ("swap curve"), which is commonly viewed as being consistent with the credit spreads for highly-rated financial institutions (S&P AA-rated or above). A swap curve shows the fixed-rate leg of a plain vanilla swap against the floating LIBOR leg of a related tenor. The swap curve was adjusted, as necessary, for anomalies between the swap curve and the treasury yield curve. During the fourth quarter of 2010, the Company revised the non-performance risk adjustment to reflect a market participant's view of the Company's claims-paying ability. As a result, in 2010 the Company incorporated an additional spread to the swap curve used to value embedded policy derivatives. Primarily as a result of this change, the fair value of the embedded derivative liabilities decreased by $13 million, which is partially offset by an increase of $6 million of DAC amortization.

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents information about assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value measurement based on the levels of the inputs used:

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2010
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         1        --         1
     Foreign governments                             --        26        --        26
     Corporate debt                                  --     5,067        74     5,141
     Residential mortgage-backed securities          --       844       286     1,130
     Commercial mortgage-backed securities           --        83       202       285
     Collateralized debt obligations                 --       165       338       503
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     6,188       900     7,088
   Fixed maturity securities, trading                --        --        41        41
   Derivative assets                                  3        --        --         3
   Short-term investments (1)                       200     1,406        --     1,606
   Separate account assets                          680        --        --       680
                                                -------   -------   -------   -------
     Total                                      $   883   $ 7,594   $   941   $ 9,418
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $     9   $     9
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $     9   $     9
                                                =======   =======   =======   =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                                Level 1   Level 2   Level 3    Total
                                                -------   -------   -------   -------
                                                            (In millions)
December 31, 2009
Assets:
   Fixed maturity securities, available for
     sale:
     U.S. government securities and
       government sponsored entities            $    --   $     2   $    --   $     2
     Obligations of states, municipalities
       and political subdivisions                    --         6        --         6
     Foreign governments                             --         2        --         2
     Corporate debt                                  --     3,858       149     4,007
     Residential mortgage-backed securities          --     1,192       212     1,404
     Commercial mortgage-backed securities           --       146       141       287
     Collateralized debt obligations                 --       120       233       353
                                                -------   -------   -------   -------
   Total fixed maturity securities, available
     for sale                                        --     5,326       735     6,061
   Fixed maturity securities, trading                --        --        24        24
   Derivative assets                                  7        --        --         7
   Short-term investments (1)                       240     1,052        --     1,292
   Separate account assets                          632        --        --       632
                                                -------   -------   -------   -------
     Total                                      $   879   $ 6,378   $   759   $ 8,016
                                                =======   =======   =======   =======

Liabilities:
   Policyholder contract deposits (2)           $    --   $    --   $    25   $    25
                                                -------   -------   -------   -------
     Total                                      $    --   $    --   $    25   $    25
                                                =======   =======   =======   =======

(1) Amounts exclude short-term investments that are carried at cost, which approximate fair value of $238 million and $138 million at December 31, 2010 and 2009, respectively.

(2) Amount presented for policyholder contract deposits in the tables above differ from the amounts presented in the balance sheets as these tables only include the GMWB and GMAV embedded derivatives which are measured at estimated fair value on a recurring basis.

At December 31, 2010 and 2009, Level 3 assets were 8.8 percent and 8.2 percent of total assets and Level 3 liabilities were 0.1 percent and 0.3 percent of total liabilities, respectively.

TRANSFERS OF LEVEL 1 AND LEVEL 2 ASSETS AND LIABILITIES

The Company's policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as of the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2010.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

CHANGES IN LEVEL 3 RECURRING FAIR VALUE MEASUREMENTS

The following tables present changes during the years ended December 31, 2010 and 2009 in Level 3 assets and liabilities measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in the statements of income (loss) during the years ended December 31, 2010 and 2009 related to the Level 3 assets and liabilities that remained in the balance sheets at December 31, 2010 and 2009:

                                             Net
                                           Realized
                                             and                                                          Changes in
                                          Unrealized                                                      Unrealized
                                            Gains                     Purchases,                            Gains
                                           (Losses)                     Sales,                           (Losses) on
                                           Included    Accumulated    Issuances                          Instruments
                               Balance -      in          Other          and                  Balance -    Held at
                               Beginning   Earnings   Comprehensive  Settlements,     Net      End of      End of
                               of Period      (1)     Income (Loss)      Net       Transfers   Period      Period
                               ---------  ----------  -------------  ------------  ---------  ---------  -----------
December 31, 2010
Assets:

 Fixed maturity securities,
   available for sale:
    Corporate debt              $   149    $     1      $     2        $   (21)     $   (57)   $    74     $    --
    Residential
      mortgage-backed
      securities                    212        (32)          63            (26)          69        286          --
    Commercial
      mortgage-backed
      securities                    141        (30)          86            (63)          68        202          --

    Collateralized debt
      obligations                   233        (14)          27            101           (9)       338          --
                                -------    -------      -------        -------      -------    -------     -------

  Total fixed maturity
    securities, available for
    sale                            735        (75)         178             (9)          71        900          --

  Fixed maturity securities,
    trading                          24         15           --              2           --         41          --
                                -------    -------      -------        -------      -------    -------     -------
Total                           $   759    $   (60)     $   178        $    (7)     $    71    $   941     $    --
                                =======    =======      =======        =======      =======    =======     =======

Liabilities:

  Policyholder contract
    deposits                    $    25    $   (16)     $    --        $    --      $    --    $     9     $    --
                                =======    =======      =======        =======      =======    =======     =======

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

                                             Net
                                           Realized                                                              Changes
                                             and                                                                   in
                                          Unrealized                                                           Unrealized
                                            Gains                        Purchases,                               Gains
                                           (Losses)                        Sales,                              (Losses) on
                             Balance -    Included      Accumulated      Issuances                             Instruments
                             Beginning       in            Other            and                    Balance -     Held at
                                of        Earnings     Comprehensive    Settlements,                End of         End
                              Period         (1)        Income (Loss)        Net       Transfers    Period      of Period
                             ---------    ----------   --------------   ------------   ---------   ---------   -----------
December 31, 2009
Assets:
 Fixed maturity
    securities,
    available for sale:
    Obligations of
      states,
      municipalities
      and political
      subdivisions           $      25     $     --       $     --        $    (25)    $     --           --    $     --
    Corporate debt                 145           (4)            45              29          (66)         149          --
    Residential
      mortgage-backed
      securities                   152          (50)            36              68            6          212          --
    Commercial
      mortgage-backed
      securities                    40          (17)            19              22           77          141          --
    Collateralized
      debt obligations             145            2             38              35           13          233          --
                             ---------     --------       --------        --------     --------     --------    --------
  Total fixed maturity
    securities,
    available for sale             507          (69)           138             129           30          735          --
  Fixed maturity
    securities, trading             25           (2)             1              --           --           24          --
                             ---------     --------       --------        --------     --------     --------    --------
Total                        $     532     $    (71)      $    139        $    129     $     30     $    759    $     --
                             =========     ========       ========        ========     ========     ========    ========

Liabilities:
  Policyholder
    contract deposits        $      92     $    (67)      $     --        $     --     $     --     $     25    $     --
                             =========     ========       ========        ========     ========     ========    ========

(1) Net realized and unrealized gains (losses) related to the Level 3 items shown above are reported in net realized investment loss in the statements of income (loss), except for fixed maturity securities, trading which are reported in net investment income in the statements of income (loss).

Both observable and unobservable inputs may be used to determine the fair values of positions classified in Level 3 in the tables above. As a result, the unrealized gains (losses) on instruments held at December 31, 2010 and 2009 may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Changes in the fair value of separate account assets are completely offset in the statements of income (loss) and comprehensive income (loss) by changes in separate account liabilities, which are not carried at fair value and therefore not included in the tables above.

TRANSFERS OF LEVEL 3 ASSETS

The Company's policy is to transfer assets and liabilities into Level 3 when a significant input cannot be corroborated with market observable data. This may include circumstances in which market activity has dramatically decreased and transparency to underlying inputs cannot be observed, current prices are not available, and substantial price variances in quotations among market participants exist.

The following table provides the components of the transfers of Level 3 assets on a gross basis:

                                                                    Gross          Gross            Net
                                                                  Transfers      Transfers       Transfers
                                                                      in           (out)         in (out)
                                                                  ---------      ---------       ---------
                                                                               (In millions)
December 31, 2010

Assets:
    Corporate debt                                                $      45      $    (102)      $     (57)
    Residential mortgage-backed securities                              110            (41)             69
    Commercial mortgage-backed securities                                71             (3)             68
    Collateralized debt obligations                                      48            (57)             (9)
                                                                  ---------      ---------       ---------
Total assets                                                      $     274      $    (203)      $      71
                                                                  =========      =========       =========

During the year ended December 31, 2010, the Company transferred into Level 3 approximately $274 million of assets consisting of certain RMBS, CMBS, CDOs and private placement corporate debt. The transfers into Level 3 related to investments in RMBS, CMBS and CDOs were due to a decrease in market transparency, downward credit migration and an overall increase in price disparity for certain individual security types. Transfers into Level 3 for private placement corporate debt were primarily the result of the Company overriding third party matrix pricing information downward to better reflect the additional risk premium associated with those securities that the Company believes was not captured in the matrix

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.2   ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
      (CONTINUED)

Assets are transferred out of Level 3 when circumstances change such that significant inputs can be corroborated with market observable data. This may be due to a significant increase in market activity for the asset, a specific event, one or more significant input(s) becoming observable, or when a long-term interest rate significant to a valuation becomes short-term and thus observable. During the year ended December 31, 2010, the Company transferred approximately $203 million of assets out of Level 3. These transfers out of Level 3 are related to investments in private placement corporate debt, RMBS, CMBS and CDOs. Transfers out of Level 3 for private placement corporate debt were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for CDO investments backed by corporate credits were primarily the result of the Company using observable pricing information or a third party pricing quote that appropriately reflects the fair value of those securities, without the need for adjustment based on the Company's own assumptions regarding the characteristics of a specific security or the current liquidity in the market. Transfers out of Level 3 for the remaining CDO investments were primarily due to increased observations of market transactions and price information for those securities. Transfers out of Level 3 for RMBS and CMBS were primarily due to increased usage of pricing from valuation service providers that were reflective of market activity, where previously an internally adjusted price had been used.

4.3   FAIR VALUE MEASUREMENTS ON A NON-RECURRING BASIS

The Company also measures the fair value of certain assets on a non-recurring basis, generally quarterly, annually, or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. These assets include mortgage and other loans. The Company uses a variety of techniques to measure the fair value of these assets when appropriate, as described below.

MORTGAGE AND OTHER LOANS

When the Company determines that the carrying value of these assets may not be recoverable, the Company records the assets at fair value with the loss recognized in earnings. In such cases, the Company measures the fair value of these assets using the techniques discussed below for mortgage and other loans.

FAIR VALUE OPTION - FIXED MATURITY SECURITIES, TRADING

The Company may elect to measure at fair value financial instruments and certain other assets and liabilities that are not otherwise required to be measured at fair value. Subsequent changes in fair value for designated items are reported in earnings.

The Company has elected fair value accounting for its economic interest in ML
II. The Company recorded a gain of $16.5 million and losses of $0.8 million and $6.8 million in the years ended December 31, 2010, 2009 and 2008, respectively, to reflect the change in the fair value of ML II, which were reported as a component of net investment income in the statements of income (loss).

4.4   FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR
      VALUE

Information regarding the estimation of fair value for financial instruments not carried at fair value (excluding insurance contracts and lease contracts) is discussed below.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

4.4 FAIR VALUE INFORMATION ABOUT FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE (CONTINUED)

MORTGAGE AND OTHER LOANS RECEIVABLE

Fair values of mortgage loans were estimated for disclosure purposes using discounted cash flow calculations based upon discount rates the Company believes market participants would use in determining the price that they would pay for such assets. For certain loans, the Company's current incremental lending rates for similar type loans is used as the discount rate, as it is believed that this rate approximates the rate that market participants would use. Fair values of collateral, commercial and guaranteed loans were estimated principally by using independent pricing services, broker quotes and other independent information. The fair values of the policy loans were not estimated as the Company believes it would have to expend excessive costs for the benefits derived.

SHORT-TERM INVESTMENTS

The carrying value of these assets approximates fair value because of the relatively short period of time between origination and expected realization.

POLICYHOLDER CONTRACT DEPOSITS ASSOCIATED WITH INVESTMENT-TYPE CONTRACTS

Fair value for policyholder contract deposits associated with investment-type contracts (those without significant mortality risk) not accounted for at fair value were estimated for disclosure purposes using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. Where no similar contracts are being offered, the discount rate is the appropriate tenor swap rates (if available) or current risk-free interest rates consistent with the currency in which cash flows are denominated.

The following table presents the carrying value and estimated fair value of the Company's financial instruments:

                                                    2010                  2009
                                            -------------------   -------------------
                                            Carrying     Fair     Carrying     Fair
                                              Value      Value      Value      Value
                                            --------   --------   --------   --------
                                                            (In millions)
ASSETS:
     Fixed maturity securities, available
       for sale                             $  7,088   $  7,088   $  6,061      6,061
     Fixed maturity securities, trading           41         41         24         24
     Mortgage and other loans receivable         459        497        476        471
     Policy loans                                 16         16         20         20
     Derivative assets                             3          3          7          7
     Short-term investments                    1,844      1,844      1,430      1,430
     Accrued investment income                    72         72         58         58
     Separate account assets                     680        680        632        632

LIABILITIES:
     Policyholder contract deposits (1)     $  8,629   $  8,334   $  7,597      7,430

(1) Net embedded derivatives within liability host contracts are presented within policyholder contract deposits.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.    INVESTMENTS

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE

The cost or amortized cost, gross unrealized gains and losses and estimated fair value of fixed maturity securities available for sale by major category follow:

                                                                                               Other-Than-
                                           Cost or        Gross       Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                             Cost         Gains       Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2010
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      1            --           --             1            --
Foreign governments                              25             1           --            26            --
Corporate debt                                4,856           329          (44)        5,141             1
Residential mortgage-backed securities        1,173            51          (94)        1,130           (22)
Commercial mortgage-backed securities           324             3          (42)          285            --
Collateralized debt obligations                 486            22           (5)          503            12
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,867    $      406   $     (185)   $    7,088   $        (9)
                                          =========    ==========   ==========    ==========   ===========

                                                                                               Other-Than-
                                           Cost or       Gross        Gross                     Temporary
                                          Amortized    Unrealized   Unrealized       Fair      Impairments
                                            Cost         Gains        Losses         Value       in AOCI
                                          ---------    ----------   ----------    ----------   -----------
                                                                  (In millions)
December 31, 2009
U.S. government securities and
  government sponsored entities           $       2    $       --   $       --    $        2   $        --
Obligations of states, municipalities
  and political subdivisions                      6            --           --             6            --
Foreign governments                               2            --           --             2            --
Corporate debt                                3,859           210          (62)        4,007             2
Residential mortgage-backed securities        1,574            45         (215)        1,404           (50)
Commercial mortgage-backed securities           425             3         (141)          287           (10)
Collateralized debt obligations                 346            23          (16)          353            13
                                          ---------    ----------   ----------    ----------   -----------
  Total                                   $   6,214    $      281   $     (434)   $    6,061   $       (45)
                                          =========    ==========   ==========    ==========   ===========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The following tables summarize the Company's gross unrealized losses and estimated fair values on the Company's available for sale securities, aggregated by major investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2010           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                     590           18          337           26          927           44
Residential
   mortgage-backed
   securities                       88            2          349           92          437           94
Commercial
   mortgage-backed
   securities                       38            3          182           39          220           42
Collateralized debt
   obligations                     118            2           32            3          150            5
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $      835   $       25   $      900   $      160   $    1,735   $      185
                            ==========   ==========   ==========   ==========   ==========   ==========

                              Less than 12 Months        12 Months or More               Total
                            -----------------------   -----------------------   -----------------------
                                         Unrealized                Unrealized                Unrealized
December 31, 2009           Fair Value      Loss      Fair Value      Loss      Fair Value      Loss
-------------------------   ----------   ----------   ----------   ----------   ----------   ----------
                                                           (In millions)
Obligations of states,
   municipalities and
   political subdivisions   $        1   $       --   $       --   $       --   $        1   $       --
Corporate debt                   1,088           27          335           35        1,423           62
Residential
   mortgage-backed
   securities                      272          120          326           95          598          215
Commercial
   mortgage-backed
   securities                      214          139           16            2          230          141
Collateralized debt
   obligations                      38           12           59            4           97           16
                            ----------   ----------   ----------   ----------   ----------   ----------
Total                       $    1,613   $      298   $      736   $      136   $    2,349   $      434
                            ==========   ==========   ==========   ==========   ==========   ==========

As of December 31, 2010, the Company held 320 individual fixed maturity securities that were in an unrealized loss position, of which 176 individual securities were in a continuous unrealized loss position for longer than twelve months.

The Company did not recognize in earnings the unrealized losses on these fixed maturity securities at December 31, 2010 because management neither intends to sell the securities nor does it believe that it is more likely than not that it will be required to sell these securities before recovery of their amortized cost basis. Furthermore, management expects to recover the entire amortized cost basis of these securities. In performing this evaluation, management considered the recovery periods for securities in previous periods of broad market declines. For fixed maturity securities with significant declines, management performed fundamental credit analysis on a security-by-security basis, which included consideration of credit enhancements, expected defaults on underlying collateral, review of relevant industry analyst reports and forecasts and other market available data.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.1   FIXED MATURITY SECURITIES, AVAILABLE FOR SALE (CONTINUED)

The amortized cost and estimated fair value of fixed maturity securities available for sale by contractual maturity as of December 31, 2010 were as follows:

                                                                   Cost or Amortized
                                                                          Cost            Fair Value
                                                                   -----------------      ----------
                                                                                (In millions)
Due in one year or less                                              $          99        $      103
Due after one year through five years                                        1,511             1,587
Due after five years through ten years                                       3,014             3,194
Due after ten years                                                            260               286
Mortgage-backed, asset-backed and collateralized securities                  1,983             1,918
                                                                     -------------        ----------
  Total fixed maturity securities, available for sale                $       6,867        $    7,088
                                                                     =============        ==========

Actual maturities may differ from contractual maturities, since borrowers may have the right to call or prepay obligations. In addition, corporate requirements and investment strategies may result in the sale of investments before maturity.

At December 31, 2010, the Company's investments included five investments in a single entity that exceeded 10% of the Company's shareholder's equity. The investments included one short-term money market pool and four U.S. Treasury Bills. At December 31, 2009, the Company's investments included four investments in a single entity that exceeded 10% of the Company's shareholder's equity. These investments included a short-term money market pool, a U.S. government bond, a money market investment and an ABS.

At December 31, 2010, $0.6 million of fixed maturity securities, at amortized cost, were on deposit with regulatory authorities in accordance with statutory requirements.

At December 31, 2010, fixed maturity securities included $399 million of securities not rated investment grade.

At December 31, 2010, the carrying value, which approximates its estimated fair value, of all investments in default as to the payment of principal or interest totaled $15 million.

5.2   FIXED MATURITY SECURITIES, TRADING

On December 12, 2008, the Company and certain other wholly owned U.S. life insurance company subsidiaries of American International Group sold to ML II all of their undivided interests in a pool of $39.3 billion face amount of RMBS. In exchange for the RMBS, the life insurance companies received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price of $1.0 billion plus a participation in the residual, each of which is subordinated to the repayment of a loan from the New York Fed to ML II.

Neither American International Group nor the Company have any control rights over ML II. The Company has determined that ML II is a variable interest entity ("VIE") and the Company is not the primary beneficiary. The transfer of RMBS to ML II has been accounted for as a sale. The Company has elected to account for its economic interest in ML II (including the rights to the deferred contingent purchase price) at fair value. This interest is reported in fixed maturity securities, trading, with changes in fair value reported as a component of net investment income. See Note 4 herein for further discussion of the Company's fair value methodology and the valuation of ML II.

A net unrealized gain of $16.5 million in the year ended December 31, 2010 and net unrealized losses of $0.8 million and $6.8 million in the years ended December 31, 2009 and 2008, respectively, were included in the statements of income (loss) from fixed maturity securities classified as trading securities. See Note 7 herein for additional information regarding the Securities Lending Program and the sale of the RMBS to ML II.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3   MORTGAGE AND OTHER LOANS RECEIVABLE

At December 31, 2010, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $484.5 million, other loans of $0.8 million and an offsetting valuation allowance of $25.9 million. At December 31, 2009, the mortgage and other loans receivable balance was comprised of direct commercial mortgage loans of $479.6 million, other loans of $4.9 million and an offsetting valuation allowance of $8.1 million.

At December 31, 2010 and 2009, the direct commercial mortgage loan portfolio was comprised of only U.S. loans. Over 97 percent and 100 percent of the commercial mortgages were current as to payments of principal and interest at December 31, 2010 and 2009, respectively.

                     Number                                                                                    Percent
                       of                                                         Multi-   Mobile                of
      State          Loans    Amount *   Office   Retail   Industrial    Hotel    Family    Homes     Other     Total
------------------   ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
                                                         (Dollars in millions)
December 31, 2010
  California             12   $    127   $   78   $   --   $       19   $    20   $    9   $    1    $    --     26.19
  Florida                 9         50       --       19           16        --       --        9          6     10.31
  New Jersey              5         44       11        9           --        --       17        7         --      9.07
  Texas                   7         39        4       10           24        --       --        1         --      8.04
  New York                4         36       15        3           --        --       18       --         --      7.42
  All other states       46        189       55       35           40        --       23       26         10     38.97
                     ------   --------   ------   ------   ----------   -------   ------   ------    -------   -------
  Total                  83   $    485   $  163   $   76   $       99   $    20   $   67   $   44    $    16    100.00
                     ======   ========   ======   ======   ==========   =======   ======   ======    =======   =======

                      Number                                                                        Percent
                        of                                               Multi-   Mobile              of
      State           Loans    Amount *   Office   Retail   Industrial   Family    Homes   Other     Total
-------------------   ------   --------   ------   ------   ----------   ------   ------   -----    -------
                                                    (Dollars in millions)
December 31, 2009
   California             11   $    109   $   80   $   --   $       19   $    9        1   $  --      22.71
   Florida                 9         51       --       20           16       --        9       6      10.63
   New Jersey              5         44       11        9           --       17        7      --       9.17
   Texas                   7         40        4       10           25       --        1      --       8.33
   New York                4         36       15        3           --       18       --      --       7.50
   All other states       50        200       59       39           41       24       27      10      41.66
                      ------   --------   ------   ------   ----------   ------   ------   -----    -------
   Total                  86   $    480   $  169   $   81   $      101   $   68   $   45   $  16     100.00
                      ======   ========   ======   ======   ==========   ======   ======   =====    =======

*     Excludes portfolio valuation allowance and other loans receivable

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.3  MORTGAGE AND OTHER LOANS RECEIVABLE (CONTINUED)

The following table presents a rollforward of the changes in the allowance for mortgage loans and other loans receivable:

                                            2010             2009
                                       -------------    -------------
                                                (In millions)
Allowance, beginning of year           $           8    $          --
  Loans charged off                               (1)              --
  Provisions for loan losses                      19                8
                                       -------------    -------------
Allowance, end of year                 $          26    $           8
                                       =============    =============

The Company did not have any mortgage and other loans receivable valuation allowance activity during the year ended December 31, 2008.

The Company did not impair any mortgage and other loans receivable during the years ended December 31, 2010 and 2009.

5.4  INVESTMENT INCOME

Investment income by type of investment was as follows for the years ended December 31:

                                       2010      2009      2008
                                     --------  --------  --------
                                             (In millions)
Fixed maturity securities            $    437  $    322  $    269
Mortgage and other loans receivable        28        29        29
Policy loans                                2         2         2
Short-term investments                      3         4        29
                                     --------  --------  --------
  Total investment income                 470       357       329
Less: investment expenses                  (6)       (4)       (3)
                                     --------  --------  --------
  Net investment income              $    464  $    353  $    326
                                     ========  ========  ========

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

5.5  NET REALIZED INVESTMENT GAIN (LOSS)

Realized gains (losses) by type of investment were as follows for the years ended December 31:

                                                            2010      2009      2008
                                                          --------  --------  --------
                                                                 (In millions)
Sales of fixed maturities:
  Gross gains                                             $     17  $     28  $    332
  Gross losses                                                  (3)       (2)     (419)
Derivative assets and liabilities:
  Gross gains                                                   30        15        52
  Gross losses                                                 (32)      (59)       (6)
Embedded Derivatives                                            15        67       (89)
Securities lending collateral, including
  other-than-temporary impairments                              14        (2)     (140)
Other-than-temporary impairments:
  Total other-than-temporary impairments on available
    for sale securities                                        (63)     (181)   (1,292)
  Portion of other-than-temporary impairments on
    available for sale fixed maturity securities
    recognized in accumulated other comprehensive
    income (loss)                                              (20)       18        --
                                                          --------  --------  --------

Net other-than-temporary impairments on available for
  sale securities recognized in net income (loss)              (83)     (163)   (1,292)
Other-than-temporary impairments on all other
  investments                                                  (17)       (8)       --
                                                          --------  --------  --------
Net realized investment loss                              $    (59) $   (124) $ (1,562)
                                                          ========  ========  ========

The following table presents a rollforward of the credit impairments recognized in earnings for available for sale fixed maturity securities held by the
Company:

                                                                 Twelve Months Ended   Nine Months Ended
                                                                  December 31, 2010    December 31, 2009
                                                                 -------------------  -------------------
                                                                               (In millions)
Balance, beginning of period                                     $              (341)                (307)
  Increases due to:
     Credit impairments on new securities subject to
       impairment losses                                                         (22)                  (2)
     Additional credit impairments on previously impaired
       securities                                                                (61)                 (67)
  Reductions due to:
     Credit impaired securities fully disposed for which
       there was no prior intent or requirement to sell                           48                   29
     Accretion on securities previously impaired due to credit                     6                    6
     Other                                                                        25                   --
                                                                 -------------------  -------------------
     Balance, end of year                                        $              (345)                (341)
                                                                 ===================  ===================

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company maintains an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk and equity market risk. See Notes 3 and 4 for further discussion on derivative financial instruments.

The following table presents the notional amount and gross fair value of derivative financial instruments, by their underlying risk exposure, excluding embedded derivatives, held at:

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)        (2)       Amount (1)       (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2010
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         49  $          1  $         --  $         --
  Equity contracts                                           94             2            --            --
  Other contracts                                            --            --           428             9
                                                   ------------  ------------  ------------  ------------
Total derivative not designated as hedging
  instruments                                      $        143             3  $        428             9
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                          (9)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          3                $         --
                                                                 ============                ============

                                                        Derivative Assets        Derivative Liabilities
                                                   --------------------------  --------------------------
                                                     Notional     Fair value     Notional     Fair value
                                                    Amount (1)       (2)        Amount (1)        (2)
                                                   ------------  ------------  ------------  ------------
                                                                       (In millions)
December 31, 2009
Derivatives not designated as hedging
  instruments:
  Interest rate contracts                          $         21  $          1  $         --  $         --
  Equity contracts                                          121             6            --            --
  Other contracts                                            --            --           392            25
                                                   ------------  ------------  ------------  ------------
Total derivatives not designated as hedging
  instruments                                      $        142             7           392            25
                                                   ============                ============
Less: Bifurcated embedded derivatives (3)                                  --                         (25)
                                                                 ------------                ------------
Total derivatives on balance sheets                              $          7                $         --
                                                                 ============                ============

(1) Notional or contractual amounts of derivative financial instruments represent a standard of measurement of the volume of derivatives. Notional amount is not a quantification of market risk or credit risk and is not recorded on the balance sheets. Notional amounts generally represent the amounts used to calculate contractual cash flows to be exchanged and are only paid or received for certain contracts, such as currency swaps.

(2) See Note 4 for additional information regarding the Company's fair value measurement of derivative instruments.

(3) Embedded derivatives related to living benefits are recorded within policyholder contract deposits in the Company's balance sheets.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

6.   DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Company has taken positions in certain derivative financial instruments in order to mitigate the impact of changes in interest rates or equity markets on cash flows or certain policyholder liabilities. Financial instruments used by the Company for such purposes include index options (long and short positions) and futures contracts (short positions on U.S. treasury notes and U.S. long bonds). All derivative instruments are recognized in the financial statements. The Company has determined that its derivative financial instruments do not qualify for hedge accounting and as a result, all of the Company's derivatives are accounted for at fair value and the changes in fair value are recorded as unrealized gains or losses.

Index options are contracts that grant the purchaser, for a premium payment, the right, but not the obligation, either to purchase or sell a financial instrument at a specified price within a specified period of time. The Company has purchased cash settled put and call options on the S&P 500 index to offset the risk of certain guarantees of annuity policy values.

Futures contracts are agreements between two parties that commit one party to purchase and the other to sell a particular commodity or financial instrument at a price determined on the final settlement day of the contract. Futures contracts detail the quality and quantity of the underlying asset; they are standardized to facilitate trading on a futures exchange. Some futures contracts may call for physical delivery of the asset, while others are settled in cash. The Company uses futures contracts on U.S. treasury notes, U.S. treasury bonds to offset the risk of certain guarantees on annuity policy values.

The Company recorded the following change in value of its derivative financial instruments, including periodic net coupon settlements, change in value of its embedded derivatives and gains and losses on sales of derivatives, in net realized investment loss in the statements of income (loss):

                                                      2010      2009
                                                    --------  --------
                                                       (In millions)
Derivatives not designated as hedging instruments:
  Interest rate contracts                           $     --  $     (9)
  Equity contracts                                        (2)      (35)
                                                    --------  --------
Total derivatives not designated as hedging               (2)      (44)
  instruments
Embedded derivatives                                      15        67
                                                    --------  --------
Total derivative instruments                         $    13  $     23
                                                    ========  ========

The Company issues certain variable annuity products which contain guaranteed provisions that are considered embedded derivatives. The fair value of these embedded derivatives is reflected in policyholder contract deposits on the balance sheet. The changes in fair value of the embedded derivatives are reported in net realized investment losses in the statement of income (loss).

The Company is exposed to potential credit-related losses in the event of nonperformance by counterparties to financial instruments. The credit exposure of the Company's derivative financial instruments is limited to the fair value of contracts that are favorable to the Company at the reporting date.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM

SECURITIES LENDING

The Company and certain other wholly owned U.S. insurance company subsidiaries of American International Group historically participated in American International Group's U.S. securities lending program (the "Securities Lending Program"), which was managed by an affiliated agent, AIG Securities Lending Corp. (the "Agent") and an affiliated investment advisor for the benefit of the domestic insurance company participants (collectively, "the Participants").

During the fourth quarter of 2008, in connection with certain securities lending transactions, the Company met the requirements for sale accounting because collateral received from the counterparties was insufficient to fund substantially all of the cost of purchasing replacement assets. Accordingly, the Company accounted for such lending transactions as sales combined with forward purchase commitments, rather than secured borrowings.

On December 12, 2008, the Securities Lending Program was terminated, following the sale of long-term investments held by the Agent in the Securities Lending Program's collateral account and the settlement of all outstanding securities lending transactions. Prior to the termination of the Securities Lending Program, the Participants recognized realized capital losses on other-than-temporary impairments and sales of the long-term investments. American International Group made capital contributions to the Participants, which were funded directly to the Securities Lending Program's collateral account, and which largely offset the obligations of the Participants to contribute to the collateral account their pro rata share of any investment losses incurred.

The Company recorded the following amounts in 2008 related to the Securities Lending Program:

                                                                  (In millions)
                                                                  -------------
Realized losses on securities lending collateral:
  Net realized losses on RMBS sold to ML II                       $         (69)
  Net realized losses on all other asset sales                              (70)
  Realized losses due to other-than-temporary declines in value            (514)
                                                                  -------------
     Total                                                        $        (653)
                                                                  =============
Net realized losses related to lent securities with insufficient collateral:
  Deemed sales of lent securities                                 $         (26)
  Forward purchase commitments                                              (35)
                                                                  -------------
     Total                                                        $         (61)
                                                                  =============

On September 19, 2008, a proceeding was commenced pursuant to the provisions of the Securities Investor Protection Act of 1970 ("SIPA") with respect to Lehman Brothers Inc. ("Lehman") and a trustee was appointed to administer the Lehman estate. On that date, securities owned by the Company and certain other Participants (collectively, the "Affected Participants") were on loan to Lehman under a master securities lending agreement (the "MSLA"). The commencement of this SIPA proceeding constituted an event of default under the MSLA, and the lent securities were not returned by Lehman. The Affected Participants reported the lent securities that were not returned by Lehman as sales. As a result of the default, the Affected Participants exercised their remedies under the MSLA to apply collateral held against the amounts owed by Lehman. The remaining collateral held with respect to securities loaned to Lehman was distributed in cash to the Affected Participants on December 30, 2008 and was reflected in other liabilities at December 31, 2009 and 2008. In 2010, a settlement with the Lehman estate was reached, and the settlement was funded on September 10, 2010. The Company recognized a realized gain in 2010 of $14 million as an adjustment to the estimated losses previously recorded on the sale treatment of the lent securities.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

7.   SECURITIES LENDING PROGRAM (CONTINUED)

MAIDEN LANE II

On December 12, 2008, in conjunction with the termination of the Securities Lending Program, American International Group, the Participants and the Agent entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") with ML II, a Delaware limited liability company whose sole member is the New York Fed. Pursuant to the Asset Purchase Agreement, the Participants sold to ML II all of their undivided interests in a pool of $39.3 billion par amount of RMBS held in the Securities Lending Program's collateral account. In exchange for the RMBS, the Participants received an initial purchase price of $19.8 billion plus the right to receive deferred contingent portions of the total purchase price, as described below. The total purchase price was based on the fair value of the RMBS as of October 31, 2008, and the Participants recognized a realized loss of $2.2 billion on the transaction. The amount of the initial payment and the deferred contingent portions of the total purchase price were allocated among the Participants based on their respective ownership interests in the pool of RMBS as of September 30, 2008.

Pursuant to a credit agreement, the New York Fed, as senior lender, made a loan to ML II ("the ML II Senior Loan") in the aggregate amount of $19.5 billion (such amount being the cash purchase price of the RMBS payable by ML II on the closing date after certain adjustments, including payments on RMBS for the period between the transaction settlement date of October 31, 2008 and the closing date of December 12, 2008). The ML II Senior Loan is secured by a first priority security interest in the RMBS and all property of ML II, bears interest at a rate per annum equal to one-month LIBOR plus 1.0 percent and has a stated six-year term, subject to extension by the New York Fed at its sole discretion. After the Senior Loan has been repaid in full, to the extent there are sufficient net cash proceeds from the RMBS, the Participants will be entitled to receive from ML II a portion of the deferred contingent purchase price in the amount of up to $1.0 billion plus interest that accrues from the closing date and is capitalized monthly at the rate of one-month LIBOR plus 3.0 percent. Upon payment in full of the ML II Senior Loan and the accrued distributions on the Participants' fixed portion of the deferred contingent purchase price, all remaining amounts received by ML II will be paid five-sixths to the New York Fed as contingent interest and one-sixth to the Participants as remaining deferred contingent purchase price. The New York Fed will have sole control over ML II and the sales of the RMBS by ML II so long as the New York Fed has any interest in the Senior Loan.

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

The following table summarizes the activity in deferred acquisition costs:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         407  $         391
Deferrals                                                        66             95
Accretion of interest/amortization                              (55)           (36)
Effect of net unrealized gain/loss on securities (1)           (118)            53
Effect of realized (gains) losses on securities (2)              18            (86)
Effect of unlocking assumptions used in estimating
  future gross profits (3)                                       --            (10)
                                                      -------------  -------------
Balance at end of year                                $         318  $         407
                                                      =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

8.   DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS
     (CONTINUED)

(1) In 2009, includes an increase of $92.9 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $95.3 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(3) The Company adjusts amortization of deferred acquisition costs when the assumptions underlying the estimates of current or future gross profits to be realized are revised. The Company reviews the assumptions at least annually. The 2009 amount was primarily the result of reductions in the long-term growth rate assumptions and deteriorating equity market conditions early in the year. In the first quarter of 2009, the long-term separate account growth rate assumption was reduced to 7.5 percent from 10 percent.

The Company defers enhanced crediting rates or bonus payments to contract holders on certain of its products. The following table summarizes the activity in these deferred expenses:

                                                        Years ended December 31,
                                                      ----------------------------
                                                           2010      2009 Restated
                                                      -------------  -------------
                                                             (In millions)
Balance at beginning of year                          $         120  $         111
Deferrals                                                        24             17
Accretion of interest/amortization                              (22)            (1)
Effect of net unrealized gain/loss on securities (1)            (38)            21
Effect of realized (gains) losses on securities (2)               9            (28)
                                                      -------------  -------------
Balance at end of year                                $          93  $         120
                                                      =============  =============

(1) In 2009, includes an increase of $29.8 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

(2) In 2009, includes a decrease of $30.2 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard.

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS

Future policy benefits and policyholder contract deposit liabilities were as follows at December 31:

                                           2010            2009
                                       -------------  -------------
                                               (In millions)
Policyholder contract deposits:
  Annuities                            $       8,454  $       7,414
  Universal life                                 175            183
                                       -------------  -------------
                                       $       8,629  $       7,597
                                       =============  =============
Future policy benefits:
  Annuities                            $           6  $           7
                                       =============  =============

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

Details concerning the Company's guaranteed benefit exposures are as follows:

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net    Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2010
In the event of death (GMDB):
  Account value                                                $             195  $             620
  Net amount at risk (a)                                                       7                 50
  Average attained age of contract holders                                    67                 66
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       2
  Weighted average period remaining until guaranteed payment           5.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             392
  Net amount at risk (c)                                                      33
  Weighted average period remaining until guaranteed payment            19 Years

                                                                                  Highest Specified
                                                                                     Anniversary
                                                                                    Account Value
                                                                                        Minus
                                                                 Return of Net     Withdrawals Post
                                                                   Deposits          Anniversary
                                                               -----------------  -----------------
                                                                       (Dollars in millions)
AT DECEMBER 31, 2009
In the event of death (GMDB):
  Account value                                                $             160  $             593
  Net amount at risk (a)                                                      17                 93
  Average attained age of contract holders                                    66                 65
  Range of guaranteed minimum return rates                                     0%                 0%

Accumulation at specified date (GMAV):
  Account value                                                $              60
  Net amount at risk (b)                                                       4
  Weighted average period remaining until guaranteed payment           6.3 Years

Accumulation at specified date (GMWB):
  Account value                                                $             314
  Net amount at risk (c)                                                      49
  Weighted average period remaining until guaranteed payment          18.4 Years

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

9.   POLICYHOLDER CONTRACT DEPOSITS AND FUTURE POLICY BENEFITS (CONTINUED)

(a) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders died at the same balance sheet date.

(b) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value, if all contract holders reached the specified date at the same balance sheet date.

(c) Net amount at risk represents the guaranteed benefit exposure in excess of the current account value if all contract holders exercise the maximum withdrawal benefits at the same balance sheet date. If no withdrawals have been made for those policies with a waiting period, the contract holder will realize an increase in the benefit base after all other amounts guaranteed under this benefit have been paid. This increase in the benefit base increases the net amount at risk by $5.1 million and $6.6 million as of December 31, 2010 and 2009, respectively and is payable no sooner than 10 years from the end of the waiting period.

The following summarizes the activity in future policy benefits:

                                Years ended December 31,
                                ------------------------
                                    2010         2009
                                -----------  -----------
                                      (In millions)
Balance at beginning of year    $         7  $         6
  Guaranteed benefits incurred           --            3
  Guaranteed benefits paid               (1)          (2)
                                -----------  -----------
Balance at end of year          $         6  $         7
                                ===========  ===========

The following assumptions and methodology were used to determine the reserve for guaranteed benefits at December 31, 2010 and 2009:

     - Data used was 50 stochastically generated investment performance scenarios.

     - Mean investment performance assumption was 7.5 percent in 2010 and 2009, respectively.

     -    Volatility assumption was 16 percent.

     - Mortality was assumed to be 50 percent Male and 80 percent Female of the 1994 Variable Annuity MGDB table.

     - Lapse rates vary by contract type and duration and range from 0 percent to 40 percent.

     -    The discount rate was approximately 8 percent.

In the first quarter of 2009, the Company recorded an increase in the liability for future policy benefits of $1.4 million due to the unlocking of key assumptions.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

10.  REINSURANCE

Reinsurance contracts do not relieve the Company from its obligations to contract holders. The Company could become liable for all obligations of the reinsured policies if the reinsurers were to become unable to meet the obligations assumed under the respective reinsurance agreements. The Company monitors its credit exposure with respect to these agreements. However, due to the high credit ratings of the reinsurers, such risks are considered to be minimal. The Company has no reinsurance recoverable or related concentration of credit risk greater than 10 percent of shareholder's equity.

The Company has a reinsurance treaty that limits its universal life risk on any one insured life to $100,000. Universal life insurance fees are presented net of reinsurance premiums of $6.2 million, $6.4 million and $6.5 million in 2010, 2009 and 2008, respectively. Reinsurance recoveries recognized as a reduction of claims on universal life insurance contracts amounted to $10.0 million, $4.1 million and $4.6 million in 2010, 2009 and 2008, respectively.

11.  COMMITMENTS AND CONTINGENT LIABILITIES

All 50 states and the District of Columbia have laws requiring solvent life insurance companies, through participation in guaranty associations, to pay assessments to protect the interests of policyholders of insolvent life insurance companies. These state insurance guaranty associations generally levy assessments, up to prescribed limits, on member insurers in a particular state based on the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Such assessments are used to pay certain contractual insurance benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. The Company accrues liabilities for guaranty fund assessments when an assessment is probable, can be reasonably estimated and when the event obligating us to pay has occurred. The Company estimates the liability using the latest information available from the National Organization of Life and Health Insurance Guaranty Associations. While the Company cannot predict the amount and timing of any future guaranty fund assessments, the Company has established reserves it believes are adequate for assessments relating to insurance companies that are currently subject to insolvency proceedings.

The Company accrued $53.6 million and $2.2 million for these guarantee fund assessments at December 31, 2010, and 2009, respectively, which is reported within Other liabilities in the accompanying balance sheets.

The Company had $1.3 million in commitments relating to mortgage loans at December 31, 2010.

Various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of the Company, such as through financial examinations, market conduct exams or regulatory inquiries. Based on the current status of pending regulatory examinations and inquires involving the Company, the Company believes it is not likely that these regulatory examinations or inquiries will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Various lawsuits against the Company have arisen in the ordinary course of business. Except as noted above, contingent liabilities arising from litigation, income taxes and regulatory and other matters are not considered material in relation to the financial position, results of operations or cash flows of the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY

Capital contributions received by the Company were as follows:

                                             Years ended December 31,
                                           ----------------------------
                                             2010      2009      2008
                                           --------  --------  --------
                                                   (In millions)
Cash from Parent                           $     --  $    150  $    220
Contributions related to Securities
   Lending Program (see Note 7)                  --        --       548
                                           --------  --------  --------
   Total cash contributions                      --       150       768
Contributions of securities at fair value        --       131       444
                                           --------  --------  --------
     Total capital contributions           $     --  $    281  $  1,212
                                           ========  ========  ========

The components of accumulated other comprehensive income (loss) are as follows:

                                                             2010      2009
                                                           --------  --------
                                                              (In millions)
Fixed maturity and equity securities, available for sale:
  Gross unrealized gains                                   $    406  $    281
  Gross unrealized losses                                      (185)     (434)
Adjustment to DAC and deferred sales inducements                (81)       75
Deferred federal and state income tax (expense) benefit         (55)       31
                                                           --------  --------
  Accumulated other comprehensive income (loss) (1)        $     85  $    (47)
                                                           ========  ========

(1) The 2009 amount includes a decrease of $209.0 million related to the cumulative effect of adopting a new other-than-temporary impairments accounting standard. See Note 3.14 for additional disclosures on this new standard.

Dividends that the Company may pay to the Parent in any year without prior approval of the New York Department of Insurance are limited by statute. The maximum amount of dividends which can be paid to shareholders by life insurance companies domiciled in the State of New York without obtaining the approval of the Superintendent of Insurance is limited to the lesser of either 10 percent of preceding year's statutory surplus or the Company's preceding year's net gain from operations, if, after paying the dividend, the Company's capital and surplus would be adequate in the opinion of the New York Department of Insurance. The maximum amount of dividends that can be paid by the Company to its shareholder in 2011 without prior approval from the New York Department of Insurance is $45.6 million.

The Company is required to file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by state insurance regulatory authorities. Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

12.  SHAREHOLDER'S EQUITY (CONTINUED)

The Company has one permitted practice at December 31, 2010. In 2010, the Company received permission from the New York Department of Insurance to restate the statutory gross paid-in and contributed statutory surplus and the unassigned funds components of its statutory surplus at September 30, 2010, similar to the restatement of statutory surplus balances that occurs pursuant to the prescribed accounting guidance for a quasi-reorganization. This statutory restatement resulted in an increase in statutory unassigned funds and a corresponding decrease in statutory gross paid in and contributed statutory surplus for an amount equal to the contributions received from American International Group and other 2008 contributions indirectly received from American International Group of $812.0 million that offset the Company's losses incurred as a result of its participation in the Securities Lending Program (see Note 7). The permitted practice had no impact on either the Company's net income or total statutory surplus or impact on these financial statements. In addition, there was no impact on the Company's risk-based capital results.

Statutory net income (loss) and capital and surplus of the Company at December 31 were as follows:

                                      2010      2009 Restated  2008 Restated
                                 -------------  -------------  -------------
                                                (In millions)
Statutory net income (loss)      $         (35) $          43  $          (1)
Statutory capital and surplus    $         746  $         776  $         547

13.  INCOME TAXES

13.1 INCOME TAX EXPENSE (BENEFIT)

The components of the provisions for income taxes on pretax income consist of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
Current                                          $     --   $    (63)  $     (5)
Deferred                                              (90)        45         20
                                                 --------   --------   --------
Total income tax expense (benefit)               $    (90)  $    (18)  $     15
                                                 ========   ========   ========

The U.S. federal statutory income tax rate is 35 percent for 2010, 2009 and 2008. Actual tax expense on income differs from the "expected" amount computed by applying the federal income tax rate because of the following:

                                                    Years ended December 31,
                                                 ------------------------------
                                                              2009       2008
                                                   2010     Restated   Restated
                                                 --------   --------   --------
                                                          (In millions)
U.S. federal income tax expense (benefit) at
  statutory rate                                 $      5   $    (20)  $   (486)
Adjustments:
     Valuation allowance                              (96)         8        564
     State income taxes (net of federal benefit)        2         (4)       (63)
     Dividends received deduction                      (1)        (1)        (1)
     Other, net                                        --         (1)         1
                                                 --------   --------   --------
  Total income tax expense (benefit)             $    (90)  $    (18)  $     15
                                                 ========   ========   ========

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes. The significant components of the net deferred tax assets and liabilities at December 31 are as follows:

                                                                          2009
                                                                2010    Restated
                                                              --------  --------
                                                                (In millions)
Deferred Tax Liabilities:
  Deferred acquisition costs and deferred sales inducements   $   (142) $   (130)
  Net unrealized gain on debt and equity securities
     available for sale                                            (55)       --
  Other assets                                                      (1)       --
                                                              --------  --------
     Total deferred tax liabilities                               (198)     (130)
                                                              --------  --------
Deferred Tax Assets:
  Capital loss carryforward - Federal                              255       238
  Investments                                                      127       159
  Contract holder reserves                                          45        45
  Net unrealized loss on debt and equity securities
     available for sale                                             --        31
  Guaranty association dues                                         19         1
  State deferred tax asset                                          61        57
                                                              --------  --------
     Deferred tax assets                                           507       531
  Valuation allowance                                             (347)     (443)
                                                              --------  --------
     Total deferred tax assets                                     160        88
                                                              --------  --------
  Net deferred tax liability                                  $    (38) $    (42)
                                                              ========  ========

The following table presents tax losses and credits carryforwards as of December 31, 2010 on a tax return basis:

                                                                              Tax
                                                     Gross                  Effected          Expiration Periods
                                            ----------------------  ----------------------  ----------------------
                                                             (In millions)
Federal capital loss carryforwards          $                  727  $                  255    5 years 2013-2015
State capital loss carryforwards                               771                      55    5 years 2011-2015
State net operating loss carryforwards                         265                      19  20 years 2028 -- 2030
                                            ----------------------  ----------------------
Total tax losses and credits carryforwards  $                1,763  $                  329
                                            ======================  ======================

The Company has recorded a full valuation allowance against tax carryforwards described in the above table.

The Company is included in the consolidated federal income tax return of its ultimate parent, American International Group. Under the tax sharing agreement with American International Group, taxes are recognized and computed on a separate company basis. To the extent that benefits for net operating losses, foreign tax credits or net capital losses are utilized on a consolidated basis, the Company will recognize tax benefits based upon the amount of the deduction and credits utilized in the consolidated federal income tax return.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.2 DEFERRED INCOME TAXES (CONTINUED)

In general, realization of deferred tax assets depends on a company's ability to generate sufficient taxable income of the appropriate character within the carryforward periods in the jurisdictions in which the net operating losses and deductible temporary differences were incurred. The Company assessed its ability to realize the deferred tax asset of $507 million and concluded a $347 million valuation allowance was required to reduce the deferred tax asset at December 31, 2010 to an amount the Company believes is more likely than not to be realized.

When making its assessment, the Company considered all available evidence, including the impact of being included in the consolidated federal tax return of American International Group, future reversals of existing taxable temporary differences, estimated future GAAP taxable income, and tax planning strategies the Company would implement, if necessary, to realize the net deferred tax asset.

In assessing future GAAP taxable income, the Company considered its strong earnings history exclusive of the recent losses on securities lending program, because the Company and American International Group entered into transactions with the New York Fed to limit exposure to future losses. The Company also considered the taxable income from sales of businesses under the asset disposition plan of American International Group, the continuing earnings strength of the businesses American International Group intends to retain and American International Group recently announced debt and preferred stock transactions with the New York Fed and United States Treasury, respectively, together with other actions American International Group is taking, when assessing the ability to generate sufficient future taxable income during the relevant carryforward periods to realize the deferred tax asset.

Estimates of future taxable income generated from specific transactions and tax planning strategies discussed above could change in the near term, perhaps materially, which may require the Company to adjust its valuation allowance. Such adjustment, either positive or negative, could be material to the Company's financial condition or it results of operations for an individual period.

In evaluating the realizability of the loss carryforwards, the Company considered the relief provided by Internal Revenue Service ("IRS") Notice 2008-84 which provides that the limitation on loss carryforwards that can arise as a result of one or more acquisitions of stock of a loss company will not apply to such stock acquisitions for any period during which the United States becomes a direct or indirect owner of more than 50 percent interest in the loss company.

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

                                                          2010      2009
                                                        --------  --------
                                                          (In millions)
Gross unrecognized tax benefits at beginning of period  $    0.2  $    0.2
Increases in tax positions for prior years                   9.8        --
                                                        --------  --------
Gross unrecognized tax benefits at end of period        $   10.0  $    0.2
                                                        ========  ========

The Company continually evaluates proposed adjustments by taxing authorities. At December 31, 2010, such proposed adjustments would not result in a material change to the Company's financial condition. Although it is reasonably possible that a significant change in the balance of unrecognized tax benefits may occur within the next twelve months, at this time, it is not possible to estimate the range of the change due to the uncertainty of the potential outcomes.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

13.3 ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES (CONTINUED)

At December 31, 2010 and 2009, the Company's unrecognized tax benefits, excluding interest and penalties, were $10.0 and $0.2 million, respectively. As of December 31, 2010 and 2009, the amounts of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate were $10.0 and $0.2 million, respectively.

Interest and penalties, if any, related to unrecognized tax benefits are recognized as a component of income tax expense. At December 31, 2010 the Company had a payable of $0.7 million and in 2009, the Company had a receivable of $0.5 million, related to interest (net of federal tax). For the year ended December 31, 2010 and 2008, the Company had recognized an expense of $1 million and $0.1 million, respectively, of interest (net of federal tax) in the statements of income (loss). For the year ended December 31, 2009, the Company had no related interest income or expense (net of federal tax) recognized in the statements of income (loss).

13.4 TAX EXAMINATIONS

The Company is currently under audit by the IRS for calendar year 2004-2005. All years prior to 2004 are no longer subject to audit. The Company believes that any ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements.

14.  RELATED PARTY TRANSACTIONS

14.1 EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On September 30, 2010, American International Group entered into an agreement-in-principle with the U.S. Department of the Treasury (the "Department of the Treasury"), the New York Fed, and the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"), for a series of integrated transactions to recapitalize American International Group (the "Recapitalization"). American International Group completed the Recapitalization on January 14, 2011. See Note 16 for more information regarding the Recapitalization.

Additional information on American International Group is publicly available in its regulatory filings with the U.S. Securities and Exchange Commission ("SEC"). Information regarding American International Group as described herein is qualified by regulatory filings American International Group files from time to time with the SEC.

14.2 OTHER RELATED PARTY TRANSACTIONS

On January 20, 2004, the Company entered into a short-term financing arrangement with the Parent whereby the Company has the right to borrow up to $15.0 million from the Parent and vice versa. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On June 1, 2009, the Company amended and restated a short-term financing arrangement with SunAmerica Annuity and Life Assurance Company ("SAAL"), dated February 15, 2004, whereby the Company has the right to borrow up to $15.0 million from SAAL. This arrangement was amended and restated solely for the purpose of reflecting the name change of AIG SunAmerica Life Assurance Company to SAAL. All terms and conditions set forth in the original arrangement remain in effect. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

On February 15, 2004, the Company entered into a short-term financing arrangement with SAAL whereby SAAL has the right to borrow up to $15.0 million from the Company. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

On February 15, 2004, the Company entered into a short-term financing arrangement with SunAmerica Investments, Inc. ("SAII") whereby the Company has the right to borrow up to $15.0 million from SAII. Any advances made under this arrangement must be repaid within 30 days. There were no outstanding balances under this arrangement at December 31, 2010 and 2009.

The Company pays commissions, including support fees to defray marketing and training costs, to four affiliated broker-dealers for distributing its annuity products. Commissions paid to these broker-dealers totaled $1.2 million, $0.6 million and $1.9 million in 2010, 2009 and 2008, respectively. These affiliated broker-dealers represented approximately 1.0 percent, 0.4 percent and 2.0 percent of premiums received in 2010, 2009 and 2008, respectively.

Pursuant to a Service and Expense Agreement, American International Group provides, or causes to be provided, administrative, marketing, accounting, occupancy, and data processing services to the Company. The Company is billed in accordance with Regulation 30 or Regulation 33, as applicable, of the New York Insurance Department, and billed amounts do not exceed the cost to American International Group. Amounts paid for services rendered pursuant to this agreement were $13.9 million, $10.9 million and $14.0 million in 2010, 2009 and 2008, respectively. The component of such costs that relate to the production or acquisition of new business during these periods amounted to $2.3 million, $1.3 million and $3.4 million in 2010, 2009 and 2008, respectively, and is deferred and amortized as part of DAC. The other components of these costs are included in general and administrative expenses in the statements of income (loss).

An affiliate of the Company is responsible for the administration of the Company's fixed annuity contracts and is reimbursed for the cost of administration. Costs charged to the Company to administer these policies were approximately $3.2 million, $3.5 million and $2.6 million in 2010, 2009 and 2008, respectively. Additionally, costs charged to the Company for marketing such policies amounted to $4.2 million, $5.0 million and $4.1 million for the years ended December 31, 2010, 2009 and 2008, respectively, and are deferred and amortized as part of DAC. The Company believes these costs are less than the Company would have incurred to administer these policies internally.

Pursuant to an Investment Advisory Agreement, the majority of the Company's invested assets are managed by an affiliate of the Company. The allocation of such costs for investment management services is based on the level of assets under management. The investment management fees incurred were $4.7 million, $2.9 million and $2.9 million in 2010, 2009 and 2008, respectively.

The Company incurred $0.5 million of management fee expense to an affiliate of the Company to administer its securities lending program during the year ended December 31, 2008. There were no management fees incurred in 2010 and 2009.

On February 1, 2004, the Company entered into an administrative services agreement with its affiliate AIG SunAmerica Asset Management Corp. ("SAAMCo"), whereby SAAMCo will pay to the Company a fee based on a percentage on all assets invested through the Company's variable annuity products in exchange for services performed. SAAMCo is the investment advisor for certain trusts that serve as investment options for the Company's variable annuity products. Amounts earned by the Company under this agreement totaled $2.1 million, $1.8 million and $2.2 million in 2010, 2009 and 2008, respectively, and are included in variable annuity fees in the statements of income (loss).

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

14.2 OTHER RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has a support agreement in effect between the Company and American International Group (the "Support Agreement"), pursuant to which American International Group will cause the Company to maintain a contract holders' surplus of not less than $1.0 million or such greater amount as shall be sufficient to enable the Company to perform its obligations under any policy issued by it. The Support Agreement also provides that if the Company needs funds not otherwise available to it to make timely payment of its obligations under policies issued by it, American International Group will provide such funds at the request of the Company. The Support Agreement is not a direct or indirect guarantee by American International Group to any person of any obligations of the Company. American International Group may terminate the Support Agreement with respect to outstanding obligations of the Company only under certain circumstances, including where the Company attains, without the benefit of the Support Agreement, a financial strength rating equivalent to that held by the Company with the benefit of the Support Agreement. Contract holders have the right to cause the Company to enforce its rights against American International Group and, if the Company fails or refuses to take timely action to enforce the Support Agreement or if the Company defaults in any claim or payment owed to such contract holder when due, have the right to enforce the Support Agreement directly against American International Group. See Note 16 for more information regarding the Support Agreement.

The Company's insurance policy obligations for individual and group contracts issued prior to January 31, 2008, at 4:00 p.m. Eastern Time, are guaranteed (the "Guarantee") by American Home Assurance Company ("American Home"), a subsidiary of American International Group and an affiliate of the Company. American Home files statutory annual and quarterly reports with the New York State Insurance Department, through which such reports are available to the public.

As of January 31, 2008, at 4:00 p.m. Eastern Time (the "Point of Termination"), the Guarantee by American Home was terminated for prospectively issued contracts. The Guarantee will not cover any contracts with a date of issue later than the Point of Termination. The Guarantee will, however, continue to cover insurance obligations on contracts issued by the Company with a date of issue earlier than the Point of Termination, including obligations arising from purchase payments received with respect to these contracts after the Point of Termination. The Guarantee provides that the contract owners owning contracts issued by the Company with a date of issue earlier than the Point of Termination can enforce the Guarantee directly against American Home.

15.  EMPLOYEE BENEFIT PLANS

15.1 EMPLOYEE RETIREMENT PLAN

Employees of American International Group, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

The AIG Retirement Plan (the "AIG U.S. Plan") is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of American International Group and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

The following table sets forth the funded status of the AIG US retirement plan.

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
                                                    (In millions)
Fair value of plan assets                $           3,425  $           3,362
Less projected benefit obligation                    3,878              3,687
                                         -----------------  -----------------
  Funded status                          $            (453) $            (325)
                                         =================  =================

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2010 and 2009 are set forth in the table below:

                                         December 31, 2010  December 31, 2009
                                         -----------------  -----------------
Discount rate                                   5.5%               6.0%
Rate of compensation increase (average)         4.0%               4.0%
Measurement date                         December 31, 2010  December 31, 2009
Medical cost trend rate                         N/A                N/A

In 2010 and 2009, American International Group allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $0.2 million, $0.2 million and $0.1 million for 2010, 2009 and 2008, respectively.

The American General Corporation ("AGC") retirement plan was merged into the AIG U.S. Plan effective January 1, 2002. Benefits for AGC participants were changed effective January 1, 2003 to be substantially similar to the AIG U.S. Plan's benefits subject to grandfathering requirements.

SAFGRS employees began participation and accruing benefits in the AIG U.S. Plan commencing January 1, 2003. Vesting in the AIG U.S. plan begins on the later of January 1, 1999 or date of hire for SAFGRS employees.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.1 EMPLOYEE RETIREMENT PLAN (CONTINUED)

Effective July 1, 2009, a cost of living adjustment was provided in the AIG U.S. Plan to all retirees who retired prior to January 1, 2004. The increase was 1% of the original monthly benefit for each year of retirement prior to January 1, 2004, limited to 5 years, and not greater than $300 per month.

The 2009 AIG U.S. Plan information reflects the impact of divestitures of HSB Group, Inc. ("HSB"), 21st Century Insurance Group et al ("PAG"), A. I. Credit Crop. Life segment ("AI Credit Life"), Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment ("AI Credit P&C"), AIG Global Asset Management Holdings Corp. et al ("Bridge"), American Life Insurance Company et al ("ALICO") and American General Finance et al ("AGF") during 2010.

American International Group also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by American International Group's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan ("SERP"), which provides additional retirement benefits to designated executives. The results in this note do not include the nonqualified plans.

15.2 POSTRETIREMENT BENEFIT PLANS

American International Group's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at age 55 through 59 and $10,000 for retirement at ages 60 through 64 and $15,000 from retirement at ages 65 and over.

American International Group's U.S. postretirement medical and life insurance benefits obligations as of December 31, 2010 and 2009 were $279 million and $274 million, respectively. These obligations are not funded currently. The Company had no allocated share of other postretirement benefit plan expenses in 2010, 2009 and 2008.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that American International Group will receive for 2010 is $3.1 million.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.2 POSTRETIREMENT BENEFIT PLANS (CONTINUED)

Amounts for four Puerto Rico postretirement medical plans have also been included in the 2010 and 2009 figures.

The 2009 postretirement medical plan information reflects the impact of divestitures of HSB, PAG, AI Credit Life and Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

As sponsor of the AIG U.S. Plan and other postretirement and defined contribution benefit plans, American International Group is ultimately responsible for the conduct of these plans. The Company is not directly liable for obligations under the plan; its direct obligations result from American International Group's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

Additionally, the Company is jointly and severally responsible with American International Group and other participating companies for funding obligations for the AIG U.S. Plan, ERISA qualified defined contribution plans and ERISA plans issued by other American International Group subsidiaries (the ERISA Plans). If the ERISA Plans do not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation or Department of Labor could seek payment of such amounts from the members of the American International Group ERISA control group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of payment under any of these plans is remote. Accordingly, the Company has not established any liability for such contingencies.

15.3 OTHER PLANS

Some of the Company's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans. Details of these plans are published in American International Group's regulatory filings with the SEC. American International Group currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. American International Group allocated $1.8 million, $0.4 million and $1.2 million during 2010, 2009 and 2008, respectively, of these stock options and certain other deferred compensation programs to the Company.

In December 2009, American International Group established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights ("SARs") if certain performance metrics are met. During 2010 and 2009, American International Group allocated $1.7 million in 2010 and none in 2009 and 2008 for expenses incurred under this plan.

In addition to several small defined contribution plans, American International Group sponsors a voluntary savings plan for U.S. employees, the AIG Incentive Savings Plan, which provides for salary reduction contributions by employees and matching U.S. contributions by American International Group of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. Pre-tax expense associated with this plan was $0.2 million, $0.1 million and $0.1 million in 2010, 2009 and 2008, respectively.

Starr International Company, Inc. ("SICO") has provided a series of two-year Deferred Compensation Profit Participation Plans ("SICO Plans") to certain employees of American International Group, its subsidiaries and affiliates. The SICO Plans were created in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset is American International Group common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including the Company.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

15.3 OTHER PLANS (CONTINUED)

None of the costs of the various benefits provided under the SICO Plans has been paid by the Company, although the Company has recorded a charge to reported earnings for the deferred compensation amounts paid to employees of the Company or its subsidiaries and affiliates by SICO and allocated to the Company, with an offsetting amount credited to additional paid-in capital reflecting amounts considered to be contributed by SICO. Compensation expense with respect to the SICO Plans aggregated $0.2 million in each of 2010, 2009 and 2008, and is included in general and administrative expenses in the statements of income
(loss). Additionally, a corresponding increase to additional paid-in capital was recorded in each year.

15.4 POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

American International Group provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by American International Group.

16. SUBSEQUENT EVENTS

EVENTS RELATED TO AMERICAN INTERNATIONAL GROUP

On January 14, 2011, American International Group completed the Recapitalization with the New York Fed, the Department of the Treasury, and the Trust. As part of the Recapitalization, American International Group repaid to the New York Fed approximately $21 billion in cash, representing complete repayment of all amounts owing under American International Group's revolving credit facility with the New York Fed (the "New York Fed credit facility"), and the New York Fed credit facility was terminated. In addition, (i) the shares of American International Group's Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share, held by the Trust were exchanged for 562,868,096 shares of American International Group common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of American International Group's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of American International Group common stock; and (iii) the shares of American International Group's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of American International Group's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of American International Group common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued American International Group common stock, representing ownership of approximately 92 percent of the outstanding American International Group common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of American International Group common stock on the open market.

On March 10, 2011, American International Group submitted a binding bid to the New York Fed to purchase all of the RMBS owned by ML II for $15.7 billion in cash. If the New York Fed accepted the binding bid, it was anticipated that the Company (along with certain other American International Group companies) would be a purchaser of certain of these RMBS. On March 30, 2011, the New York Fed announced that it was declining American International Group's offer to purchase all of the RMBS held in the ML II portfolio and instead would sell these securities through a competitive process.

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY
                    NOTES TO FINANCIAL STATEMENTS (Continued)

16.  SUBSEQUENT EVENTS (CONTINUED)

OTHER RELATED PARTY TRANSACTIONS

On March 30, 2011, American International Group and the Company entered into an Unconditional Capital Maintenance Agreement ("CMA"). Among other things, the CMA provides that American International Group would maintain the Company's total adjusted capital (as defined under applicable insurance laws) at or above a certain specified minimum percentage of the Company's projected company action level Risk Based Capital ("RBC") (as defined under applicable insurance laws). The CMA also provides that if the Company's total adjusted capital is in excess of a certain specified minimum percentage of the Company's company action level RBC (as reflected in the Company's quarterly or annual statutory financial statement), subject to board and regulatory approval(s), the Company would declare and pay ordinary dividends to its shareholders in an amount in excess of that required to maintain the specified minimum percentage. The CMA replaced the existing Support Agreement in effect between American International Group and the Company (see Note 14.2), which agreement was terminated by American International Group in accordance with its terms on April 24, 2011.

                        THE UNITED STATES LIFE INSURANCE
                        COMPANY IN THE CITY OF NEW YORK

                              UNAUDITED PRO FORMA
                            CONDENSED FINANCIAL DATA
                            AS OF DECEMBER 31, 2010

On December 31, 2011, First SunAmerica Life Insurance Company ("FSA") will merge with and into The United States Life Insurance Company in the City of New York ("USL" or the "Company") (the "Merger"). USL is a wholly-owned subsidiary of AGC Life Insurance Company (the "Parent") and FSA is a wholly-owned subsidiary of SunAmerica Life Insurance Company ("SALIC"), and their ultimate parent, American International Group, Inc. ("AIG"). The primary purpose of the merger is to reduce costs, complexity and regulatory requirements by reducing the number of separate legal entities.

The following tables set forth certain unaudited pro forma condensed financial data of USL, and are based on the historical financial data prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") of USL and FSA. The Unaudited Pro Forma Condensed Financial Statements of USL have been prepared assuming the proposed Merger is accounted for as a transaction between entities under common control and give effect to the proposed Merger by combining USL's and FSA's results of operations as if USL and FSA had been combined since inception. Assets and liabilities transferred between entities under common control are accounted for at historical cost.

The pro forma information set forth below is not necessarily indicative of the results that actually would have been achieved had the transaction been consummated as of the aforementioned date, or that may be achieved in the future. The accompanying unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of USL and FSA.

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                                                                      December 31, 2010
                                                                  --------------------------------------------------------------
                                                                                                     Pro Forma        Pro Forma
                                                                        USL             FSA         Adjustments       Combined
                                                                  ---------------  -------------  ----------------   -----------
                                                                                  (In Millions, except share data)
ASSETS
Investments:
 Fixed maturity securities, available for sale, at fair value      $       9,448    $      7,088   $         --      $    16,536
 Fixed maturity securities, trading, at fair value                            67              41             --              108
 Equity securities, available for sale, at fair value                          7              --             --                7
 Mortgage and other loans receivable, net                                    734             459             --            1,193
 Policy loans                                                                216              16             --              232
 Investment real estate                                                       22               3             --               25
 Partnerships and other invested assets                                      136              --             --              136
 Short-term investments                                                      826           1,844             --            2,670
 Derivative assets, at fair value                                             --               3             --                3
                                                                  --------------   -------------  -------------      -----------
Total investments                                                         11,456           9,454             --           20,910

Cash                                                                           5              17             --               22
Accrued investment income                                                    120              72             --              192
Reinsurance receivables                                                      285              --             32(c)           317
Deferred policy acquisition costs and sales inducements                      265             318             --              583
Deferred sales inducements                                                    --              93             --               93
Income taxes receivable                                                       19              --            (19)(a)           --
Other assets                                                                 104               2             --              106
Separate account assets, at fair value                                        83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL ASSETS                                                       $      12,337    $     10,636  $          13      $    22,986
                                                                  ==============   =============  =============      ===========

LIABILITIES AND SHAREHOLDER'S EQUITY
Liabilities:
 Future policy benefits                                            $       5,053    $          6  $          24(c)   $     5,083
 Policyholder contract deposits                                            4,077           8,629              8(c)        12,714
 Policy claims and benefits payable                                          270              --              3(c)           273
 Other policyholders' funds                                                  409              --             --              409
 Income taxes payable                                                         --              57            (19)(a)           38
 Derivative liabilities                                                       16              --             --               16
 Other liabilities                                                           139              96             (3)(c)          232
 Separate account liabilities                                                 83             680             --              763
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES                                                         10,047           9,468             13           19,528
                                                                  --------------   -------------  -------------      -----------

SHAREHOLDER'S EQUITY:
 Common stock, $2 par value, 1,980,658 shares authorized,
 issued and outstanding                                                        4               3             (3)(b)            4
 Additional paid-in capital                                                2,187           1,886              3 (b)        4,076
 Accumulated deficit                                                        (249)           (806)            --           (1,055)
 Accumulated other comprehensive income                                      348              85             --              433
                                                                  --------------   -------------  -------------      -----------
TOTAL SHAREHOLDER'S EQUITY                                                 2,290           1,168             --            3,458
                                                                  --------------   -------------  -------------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                         $      12,337    $     10,636  $          13     $     22,986
                                                                  ==============   =============  =============      ===========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS)

                                                                            For the year ended December 31, 2010
                                                                -------------------------------------------------------------
                                                                                                   Pro Forma      Pro Forma
                                                                    USL              FSA          Adjustments      Combined
                                                                -------------    -----------    ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                              $        512     $       --     $       (4)(d)    $      508
 Net investment income                                                   747            464             --             1,211
 Net realized investment losses                                          (63)           (59)            --              (122)
 Insurance charges                                                       191              5             --               196
 Other                                                                    35             21              6(d)             62
                                                                ------------     ----------     ----------        ----------
TOTAL REVENUES                                                         1,422            431              2             1,855
                                                                ------------     ----------     ----------        ----------
BENEFITS AND EXPENSES:
 Policyholder benefits                                                   787              5              4(e)            796
 Interest credited on policyholder contract deposits                     159            288             (1)(d,e)         446
 Amortization of deferred policy acquisition costs                        48             37             --                85
 Amortization of deferred sales inducements                               --             13             --                13
 General and administrative expenses, net of deferrals                   118             68             (1)(e)           185
 Commissions, net of deferrals                                           100              5             --               105
                                                                ------------     ----------     ----------        ----------
TOTAL BENEFITS AND EXPENSES                                            1,212            416              2             1,630
                                                                ------------     ----------     ----------        ----------
INCOME BEFORE INCOME TAX BENEFIT                                         210             15             --               225

INCOME TAX BENEFIT:
 Current                                                                 (30)            --             --               (30)
 Deferred                                                                (64)           (90)            --              (154)
                                                                ------------     ----------     ----------        ----------
TOTAL INCOME TAX BENEFIT                                                 (94)           (90)            --              (184)
                                                                ------------     ----------     ----------        ----------
NET INCOME                                                      $        304     $      105     $       --         $     409
                                                                ============     ==========     ==========        ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                           For the year ended December 31, 2009
                                                               -------------------------------------------------------------
                                                                                                  Pro Forma       Pro Forma
                                                                     USL             FSA         Adjustments      Combined
                                                               ---------------  -------------  ----------------  -----------
                                                                                         (In Millions)
REVENUES:
 Premiums and other considerations                             $          571   $        --    $         (5)(d)  $      566
 Net investment income                                                    716            353             --           1,069
 Net realized investment losses                                          (145)          (124)            --            (269)
 Insurance charges                                                        196              7             --             203
 Other                                                                     33             19              6 (d)          58
                                                               --------------   ------------   ------------      ----------
TOTAL REVENUES                                                          1,371            255              1           1,627
                                                               --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                    820              4              4(e)          828
 Interest credited on policyholder contract deposits                      166            255             (2)(d,e)       419
 Amortization of deferred policy acquisition costs                         46             37             --              83
 Amortization of deferred sales inducements                                 -             (1)            --              (1)
 General and administrative expenses, net of deferrals                    142             14             (1)(e)         155
 Commissions, net of deferrals                                            109              3             --             112
                                                               --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                             1,283            312              1           1,596
                                                               --------------   ------------   ------------      ----------

INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)                          88            (57)            --              31

INCOME TAX EXPENSE (BENEFIT):
 Current                                                                   14            (63)            --             (49)
 Deferred                                                                  24             45             --              69
                                                               --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE (BENEFIT)                                         38            (18)            --              20
                                                               --------------   ------------   ------------      ----------

NET INCOME (LOSS)                                              $           50   $        (39)  $         --     $        11
                                                               ==============   ============   ============      ==========


        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
           UNAUDITED PRO FORMA CONDENSED STATEMENTS OF INCOME (LOSS) (continued)

                                                                         For the year ended December 31, 2008
                                                             -------------------------------------------------------------
                                                                                                Pro Forma       Pro Forma
                                                                  USL             FSA          Adjustments      Combined
                                                             ---------------  -------------  ----------------  -----------
                                                                                      (In Millions)
REVENUES:
 Premiums and other considerations                           $          889   $         --   $         (5)(d)  $      884
 Net investment income                                                  750            326             --           1,076
 Net realized investment losses                                      (2,231)        (1,562)            --          (3,793)
 Insurance charges                                                      197              9             --             206
 Other                                                                   32             21              6(d)           59
                                                             --------------   ------------   ------------      ----------
TOTAL REVENUES                                                         (363)        (1,206)             1          (1,568)
                                                             --------------   ------------   ------------      ----------

BENEFITS AND EXPENSES:
 Policyholder benefits                                                1,130              9              4(e)        1,143
 Interest credited on policyholder contract deposits                    186            207             (3)(d,e)       390
 Amortization of deferred policy acquisition costs                       19            (34)            --             (15)
 Amortization of deferred sales inducements                              --            (14)            --             (14)
 General and administrative expenses, net of deferrals                  140             12             --             152
 Commissions, net of deferrals                                          123              2             --             125
                                                             --------------   ------------   ------------      ----------
TOTAL BENEFITS AND EXPENSES                                           1,598            182              1           1,781
                                                             --------------   ------------   ------------      ----------

LOSS BEFORE INCOME TAX EXPENSE                                       (1,961)        (1,388)            --          (3,349)

INCOME TAX EXPENSE (BENEFIT):
 Current                                                               (413)            (5)            --            (418)
 Deferred                                                               461             20             --             481
                                                             --------------   ------------   ------------      ----------
TOTAL INCOME TAX EXPENSE                                                 48             15             --              63
                                                             --------------   ------------   ------------      ----------

NET LOSS                                                     $       (2,009)  $     (1,403)  $         --      $   (3,412)
                                                             ==============   ============   ============      ==========

        THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
          NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.     GENERAL

The following notes set forth the assumptions used in preparing the unaudited pro forma condensed financial statements. The pro forma adjustments are based on estimates made by USL's management using information currently available.

2.     PRO  FORMA  ADJUSTMENTS

The adjustments to the accompanying Unaudited Pro Forma Condensed Balance Sheet are described below:

       (A) Reclassification of USL's income tax receivable to income tax payable for a net presentation.

       (B) Reclassification of FSA's common stock to additional paid-in capital as a result of the merger.

       (C)     Gross-up  of  FSA's  reinsurance  balances.

The adjustments to the accompanying Unaudited Pro Forma Condensed Statements of Income (Loss) are described below:

       (D) Reclassification of FSA's ceded premium and supplementary contracts with life contingencies to conform presentations.

       (E) Reclassification of FSA's life benefits to conform presentations.

                         AMERICAN HOME ASSURANCE COMPANY

                                NAIC CODE: 19380

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                         AMERICAN HOME ASSURANCE COMPANY

                      STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                TABLE OF CONTENTS

Report of Independent Auditors............................................................    2
Statements of Admitted Assets.............................................................    3
Statements of Liabilities, Capital and Surplus............................................    4
Statements of Income and Changes in Capital and Surplus...................................    5
Statements of Cash Flow...................................................................    6
Note 1 - Organization and Summary of Significant Statutory Basis Accounting Policies......    7
Note 2 - Accounting Adjustments to Statutory Basis Financial Statements...................   19
Note 3 - Investments......................................................................   23
Note 4 - Reserves for Losses and LAE......................................................   36
Note 5 - Related Party Transactions.......................................................   40
Note 6 - Reinsurance......................................................................   51
Note 7 - Deposit Accounting Assets and Liabilities........................................   57
Note 8 - Federal Income Taxes.............................................................   59
Note 9 - Pension Plans and Deferred Compensation Arrangements.............................   68
Note 10 - Capital and Surplus and Dividend Restrictions...................................   72
Note 11 - Contingencies...................................................................   74
Note 12 - Other Significant Matters.......................................................   85
Note 13 - Subsequent Events...............................................................   86

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholder of American Home Assurance Company:

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of American Home Assurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory statements of income and changes in capital and surplus, and cash flow for each of the three years then ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from accounting principles generally accepted in the United States of America. The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years then ended December 31, 2010.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years then ended December 31, 2010, on the basis of accounting described in Note 1.

As described in Note 2 to the financial statements, during 2009, the Company adopted SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement to SSAP No. 10, and has reflected the effect of this adoption within Changes in accounting principles on the Statements of Changes in Capital and Surplus.


/s/ PricewaterhouseCoopers LLP

New York, NY


April 29, 2011

                         AMERICAN HOME ASSURANCE COMPANY

                          STATEMENTS OF ADMITTED ASSETS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2010 AND 2009
                                 (000'S OMITTED)

AS OF DECEMBER 31,                                                          2010           2009
---------------------------------------------------------------------   ------------   ------------
Cash and invested assets:
  Bonds, primarily at amortized cost (fair value: 2010 - $15,493,142;
    2009 - $16,447,457)                                                 $ 15,148,888   $ 16,002,641
  Stocks:
  Common stocks, at fair value adjusted for non-admitted assets
    (cost: 2010 - $371,153; 2009 - $586,509)                                 397,460      1,031,425
  Preferred stocks, primarily at fair value
    (cost: 2010 - $79,211; 2009 - $107,923)                                   90,886        121,584
  Other invested assets, primarily at equity
    (cost: 2010 - $1,361,568; 2009 - $1,315,957)                           1,574,423      1,382,807
  Short-term investments, at amortized cost (approximates fair value)      2,439,897      1,322,118
  Cash                                                                       181,013         65,611
  Receivable for securities                                                    1,146          1,582
                                                                        ------------   ------------
     TOTAL CASH AND INVESTED ASSETS                                       19,833,713     19,927,768
                                                                        ------------   ------------

Investment income due and accrued                                            189,859        207,602
Agents' balances or uncollected premiums:
  Premiums in course of collection                                           435,547        464,967
  Premiums and installments booked but deferred and not yet due              409,915        386,394
  Accrued retrospective premiums                                           1,447,644      1,505,393
Amounts billed and receivable from high deductible policies                   32,948         12,387
Reinsurance recoverable on loss payments                                     433,305        504,738
Funds held by or deposited with reinsurers                                    41,961         24,762
Deposit accounting assets                                                        686          1,595
Deposit accounting assets - funds held                                        88,515         88,515
Federal income taxes recoverable from affiliates                                  --        366,126
Net deferred tax assets                                                      782,765        709,846
Equities in underwriting pools and associations                              544,719        570,343
Receivables from parent, subsidiaries and affiliates                       1,992,253         90,835
Other admitted assets                                                        182,765        141,657
                                                                        ------------   ------------
     TOTAL ADMITTED ASSETS                                              $ 26,416,595   $ 25,002,928
                                                                        ============   ============

                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                 STATEMENTS OF LIABILITIES, CAPITAL AND SURPLUS
                                 STATUTORY BASIS
                        AS OF DECEMBER 31, 2010 AND 2009
                    (000'S OMITTED EXCEPT SHARE INFORMATION)

AS OF DECEMBER 31,                                                  2010           2009
-------------------------------------------------------------   ------------   ------------
                                        Liabilities

Reserves for losses and loss adjustment expenses                $ 14,383,093   $ 13,482,501
Unearned premium reserves                                          3,213,423      3,666,815
Commissions, premium taxes, and other expenses payable               237,988        222,097
Reinsurance payable on paid loss and loss adjustment expenses        155,082        231,976
Current federal taxes payable to parent                               60,666              -
Funds held by company under reinsurance treaties                     136,869        153,878
Provision for reinsurance                                             99,443         88,624
Ceded reinsurance premiums payable, net of ceding commissions        405,324        316,019
Deposit accounting liabilities                                       189,891        178,479
Deposit accounting liabilities - funds held                              990              -
Collateral deposit liability                                         404,450        417,834
Payable to parent, subsidiaries and affiliates                       204,326         70,668
Derivatives                                                            4,250              -
Other liabilities                                                    247,701        301,683
                                                                ------------   ------------
  TOTAL LIABILITIES                                               19,743,496     19,130,574
                                                                ------------   ------------

                                     Capital and Surplus

Common capital stock, $15.00 par value, 1,758,158
  shares authorized, 1,695,054 shares issued and outstanding          25,426         25,426
Capital in excess of par value                                     6,034,992      4,087,717
Unassigned surplus                                                   351,265      1,485,897
Special surplus tax - SSAP 10R                                       260,922        272,916
Special surplus funds from retroactive reinsurance                       494            398
                                                                ------------   ------------
  TOTAL CAPITAL AND SURPLUS                                        6,673,099      5,872,354
                                                                ------------   ------------
  TOTAL LIABILITIES, CAPITAL, AND SURPLUS                       $ 26,416,595   $ 25,002,928
                                                                ============   ============

                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

             STATEMENTS OF INCOME AND CHANGES IN CAPITAL AND SURPLUS
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                                  2010           2009           2008
---------------------------------------------------------------------------   -----------    -----------    -----------
                                                       Statements of Income

Underwriting income:
  Premiums earned                                                             $ 5,648,764    $ 6,354,545    $ 7,393,221
                                                                              -----------    -----------    -----------
Underwriting deductions:
  Losses incurred                                                               5,066,245      4,699,991      4,800,023
  Loss adjustment expenses incurred                                               912,853        768,136        742,400
  Other underwriting expenses incurred                                          1,674,370      1,646,098      1,846,019
                                                                              -----------    -----------    -----------
Total underwriting deductions                                                   7,653,468      7,114,225      7,388,442
                                                                              -----------    -----------    -----------
NET UNDERWRITING (LOSS) INCOME                                                 (2,004,704)      (759,680)         4,779
                                                                              -----------    -----------    -----------
Investment income:
  Net investment income earned                                                    769,130        791,263        912,331
  Net realized capital gains (losses) (net of capital gains taxes:
  2010 - $169,323; 2009 - $57,389; 2008 - $(270,995))                             294,941         93,056       (671,273)
                                                                              -----------    -----------    -----------
NET INVESTMENT GAINS                                                            1,064,071        884,319        241,058
                                                                              -----------    -----------    -----------
Net loss from agents' or premium balances charged-off                             (30,549)       (25,860)       (48,507)
Finance and service charges not included in premiums                                    -          4,596         15,008
Other income                                                                       52,746         24,110        384,065
                                                                              -----------    -----------    -----------
NET (LOSS) INCOME AFTER CAPITAL GAINS TAXES AND BEFORE FEDERAL INCOME TAXES      (918,436)       127,485        596,403
Federal income tax (benefit) expense                                             (141,920)      (122,307)       235,238
                                                                              -----------    -----------    -----------
    NET (LOSS) INCOME                                                         $  (776,516)   $   249,792    $   361,165
                                                                              ===========    ===========    ===========

                                                Changes in Capital and Surplus

Capital and surplus, as of December 31, previous year                         $ 5,872,354    $ 5,413,173    $ 7,296,957
  Adjustment to beginning surplus                                                 (28,355)       (32,602)           935
                                                                              -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF JANUARY 1,                                           5,843,999      5,380,571      7,297,892
                                                                              -----------    -----------    -----------

Changes in accounting principles (refer to Note 2)
    Adoption of SSAP 10R                                                                -        272,916              -
    Adoption of SSAP 43R                                                                -        (12,429)             -
Other changes in capital and surplus:
  Net (loss) income                                                              (776,516)       249,792        361,165
  Change in net unrealized capital gains (net of capital gains taxes:
    2010 - $110,099; 2009 - $202,913; 2008 - $94,517)                            (161,330)      (113,064)    (1,194,450)
  Change in net deferred income tax                                              (396,374)        59,354        (40,420)
  Change in non-admitted assets                                                   513,237       (318,767)        47,173
  Change in SSAP 10R                                                              (11,994)             -              -
  Change in provision for reinsurance                                             (10,819)         6,968         20,252
  Paid in capital and surplus                                                   1,947,275        343,286        856,617
  Dividends to stockholder                                                       (301,343)             -     (1,582,633)
  Other surplus adjustments                                                         1,494         (7,211)        (6,013)
  Foreign exchange translation                                                     25,470         10,938       (346,410)
                                                                              -----------    -----------    -----------
  TOTAL CHANGES IN CAPITAL AND SURPLUS                                            829,100        231,296     (1,884,719)
                                                                              -----------    -----------    -----------
CAPITAL AND SURPLUS, AS OF DECEMBER 31,                                       $ 6,673,099    $ 5,872,354    $ 5,413,173
                                                                              ===========    ===========    ===========

                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                             STATEMENTS OF CASH FLOW
                                 STATUTORY BASIS
              FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
                                 (000'S OMITTED)

FOR THE YEARS ENDED DECEMBER 31,                                    2010            2009            2008
-------------------------------------------------------------   ------------    ------------    ------------
                                              Cash from Operations

Premiums collected, net of reinsurance                          $  5,404,241    $  6,306,324    $  6,928,614
Net investment income                                                851,466         743,343         975,968
Miscellaneous income (expense)                                        16,466          (2,769)        349,699
                                                                ------------    ------------    ------------
     SUB-TOTAL                                                     6,272,173       7,046,898       8,254,281

Benefit and loss related payments                                  4,340,008       4,597,184       5,083,511
Commission and other expense paid                                  2,416,351       2,520,462       2,518,097
Dividends paid to policyholders                                            -             233             108
Federal and foreign income taxes (recovered) paid                   (370,410)       (296,845)        190,586
                                                                ------------    ------------    ------------
     NET CASH (USED IN) PROVIDED FROM OPERATIONS                    (113,776)        225,864         461,979
                                                                ------------    ------------    ------------
                                              Cash from Investments

Proceeds from investments sold, matured, or repaid:
     Bonds                                                         5,421,569       4,332,397       7,091,835
     Stocks                                                        1,385,481       1,731,884       2,999,022
     Other                                                           130,972         222,781         468,262
                                                                ------------    ------------    ------------
     TOTAL PROCEEDS FROM INVESTMENTS SOLD, MATURED, OR REPAID      6,938,022       6,287,062      10,559,119
                                                                ------------    ------------    ------------

Cost of investments acquired:
     Bonds                                                         4,509,137       6,666,144       5,302,577
     Stocks                                                          622,754         496,025       2,918,679
     Other                                                           240,465         107,966         227,385
                                                                ------------    ------------    ------------
     TOTAL COST OF INVESTMENT ACQUIRED                             5,372,356       7,270,135       8,448,641
                                                                ------------    ------------    ------------
     NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES         1,565,666        (983,073)      2,110,478
                                                                ------------    ------------    ------------
                                Cash from Financing and Miscellaneous Sources

Capital and surplus paid-in                                                -          91,418         691,898
Borrowed funds                                                             -               -        (304,398)
Dividends to stockholder                                            (301,343)              -      (1,582,633)
Intercompany receivable and payable, net                             169,364         771,557      (1,798,258)
Net deposit on deposit-type contracts and other insurance             13,312          74,417          36,501
Equities in underwriting pools and association                         6,643         125,605         507,442
Collateral deposit liability                                         (13,384)         31,448         (36,789)
Other                                                                (93,301)        (26,266)        548,510
                                                                ------------    ------------    ------------
     NET CASH (USED IN) PROVIDED FROM FINANCING AND
        MISCELLANEOUS ACTIVITIES                                    (218,709)      1,068,179      (1,937,727)
                                                                ------------    ------------    ------------
     NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                 1,233,181         310,970         634,730

Cash and short-term investments:
     Beginning of year                                             1,387,729       1,076,759         442,029
                                                                ------------    ------------    ------------
     END OF YEAR                                                $  2,620,910    $  1,387,729    $  1,076,759
                                                                ============    ============    ============

                See Notes to Statutory Basis Financial Statements

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

A.    ORGANIZATION

      American Home Assurance Company (the Company or American Home) is a direct wholly-owned subsidiary of Chartis U.S. Inc., a Delaware corporation, which is in turn owned by Chartis Inc., a Delaware corporation. The Company's ultimate parent is American International Group, Inc. (the Ultimate Parent or AIG). See Note 5 for information about recent developments regarding AIG and Chartis Inc.

      In July 2009, AIG rebranded its General Insurance Operations as Chartis. Chartis consists of Commercial Insurance (operating as Chartis U.S. Inc.), and Foreign General Insurance (operating as Chartis International). On March 31, 2011, AIG announced a reorganization of its Chartis operations and named a new management team to effect the changes. Under the new structure, Chartis will consist of two major global groups -- commercial and consumer -- with the supporting claims, actuarial, and underwriting disciplines integrated into these two major business operations. Each of the two major global groups will include four principal regions: the United States & Canada, Europe, the Far East, and Growth Economies (primarily consisting of Asia Pacific, the Middle East, and Latin America).

      The Company writes substantially all lines of property and casualty insurance with an emphasis on U.S. commercial business. In addition to writing substantially all classes of business insurance, including large commercial or industrial property insurance, excess liability, inland marine, environmental, workers' compensation and excess and umbrella coverages, the Company offers many specialized forms of insurance such as aviation, accident and health, warranty, equipment breakdown, directors and officers liability, difference in conditions, kidnap-ransom, export credit and political risk, and various types of errors and omissions coverages. Through AIG's risk management operation, the Company provides insurance and risk management programs to large corporate customers. In addition, through AIG's risk finance operation, the Company provides its customized structured products and through the Private Client Group the Company provides personal lines insurance to high-net-worth individuals.

      The Company is a member of the Chartis U.S. Inc. Commercial Pool (the Commercial Pool). The Companies, the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      National Association of Insurance Commissioners (NAIC) company codes, inter-company pooling percentages and states of domicile of the Commercial Pool participants are as follows:

                                                                                       Pool
                                                                           NAIC    Participation     State of
Company                                                                  Co Code     Percentage      Domicile
----------------------------------------------------------------------   -------   -------------   ------------
(1) National Union Fire Ins. Co. of Pittsburgh, Pa. * (National Union)    19445         38%        Pennsylvania
(2) American Home Assurance Company (the Company)                         19380         36%          New York
(3) Commerce and Industry Insurance Company (C&I)                         19410         11%          New York
(4) Chartis Property Casualty Company (Chartis PC)                        19402          5%        Pennsylvania
(5) New Hampshire Insurance Company (New Hampshire)                       23841          5%        Pennsylvania
(6) The Insurance Company of the State of Pennsylvania (ISOP)             19429          5%        Pennsylvania
(7) Chartis Casualty Company                                              40258          0%        Pennsylvania
(8) Granite State Insurance Company                                       23809          0%        Pennsylvania
(9) Illinois National Insurance Co.                                       23817          0%          Illinois

*     Lead Company

      The accompanying financial statements include the Company's U.S. operation and the operation of its Japan branch and its participation in the Chartis Overseas Association (the Association). As a consequence of the American Home Canadian Branch novation, the Canadian operations are included in the Statements of Income for the ten months ended November 1, 2008.

      The Company accepts business mainly from insurance brokers, enabling selection of specialized markets and retention of underwriting control. Any licensed insurance broker is able to submit business to the Company, but such broker has no authority to commit the Company to accept risk. In addition, the Company utilizes certain managing general agents and third party administrators for policy issuance and administration, underwriting, and claims adjustment services.

      The Company has significant transactions with AIG and affiliates and participates in the Commercial Pool. Refer to Note 5 for additional information.

B.    SUMMARY OF SIGNIFICANT STATUTORY BASIS ACCOUNTING POLICIES

      PRESCRIBED OR PERMITTED STATUTORY ACCOUNTING PRACTICES:

      The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York (NY SAP).

      NY SAP recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial position and results of operations of an insurance company and for the purpose of determining its solvency under the New York Insurance Law. The National Association of Insurance Commissioners Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed practices by the State of New York. The Superintendent of the New York Insurance Department (the Superintendent) has the right to permit other specific practices that deviate from prescribed practices.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      NY SAP has adopted certain accounting practices that differ from those set forth in NAIC SAP; specifically the prescribed practices of (1) allowing the discounting of workers compensation known case loss reserves on a non-tabular basis; under NAIC SAP, non-tabular discounting of reserves is not permitted; and (2) NY SAP Regulation 20 (Regulation 20) allows certain offsets to the provision for reinsurance that are not permitted under NAIC SAP. A reconciliation of the Company's net income and capital and surplus between NAIC SAP and practices prescribed and permitted by NY SAP is shown below:

DECEMBER 31 ,                                             2010           2009           2008
---------------------------------------------------   -----------    -----------    -----------
NET (LOSS) INCOME , NY SAP                            $  (776,516)   $   249,792    $   361,165
State prescribed practices - (deduction):
  Non-tabular discounting                                 (27,631)       (89,222)       (71,999)
                                                      -----------    -----------    -----------
NET (LOSS) INCOME, NAIC SAP                           $  (804,147)   $   160,570    $   289,166
                                                      ===========    ===========    ===========

STATUTORY SURPLUS, NY SAP                             $ 6,673,099    $ 5,872,354    $ 5,413,173
State prescribed or permitted practices - (charge):
  Non-tabular discounting                                (444,624)      (416,993)      (327,771)
  Credits for reinsurance                                (172,413)      (190,105)       (64,629)
                                                      -----------    -----------    -----------
STATUTORY SURPLUS, NAIC SAP                           $ 6,056,062    $ 5,265,256    $ 5,020,773
                                                      ===========    ===========    ===========

      With the concurrence of its domiciliary regulator, the Company has discounted certain of its asbestos reserves, specifically, those for which future payments have been identified as fixed and determinable.

      The use of the aforementioned prescribed practices has not adversely affected the Company's ability to comply with the NAIC's risk based capital and surplus requirements for the 2010, 2009 and 2008 reporting periods.

      STATUTORY ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING
      PRINCIPLES:

      NAIC SAP is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (GAAP). NAIC SAP and NY SAP vary in certain respects from GAAP. A description of certain of these accounting differences is set forth below:

      Under GAAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming reinsurers related to premiums ceded are deferred and amortized over the periods covered by the underlying policies or reinsurance agreements;

      b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance, are restored to surplus;

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      c. The equity in earnings of affiliates with ownership between 20.0% and 50.0% is included in net income, and investments in subsidiaries with greater than 50.0% ownership are consolidated;

      d.    Estimated undeclared dividends to policyholders are accrued;

      e. The reserves for losses and loss adjustment expenses (LAE) and unearned premium reserves are presented gross of ceded reinsurance by establishing a reinsurance asset;

      f. Debt and equity securities deemed to be available-for-sale and trading securities are reported at fair value. The difference between cost and fair value of securities available-for-sale is reflected net of related deferred income tax, as a separate component of accumulated other comprehensive income in shareholder's equity. For trading securities, the difference between cost and fair value is included in income, while securities held to maturity are valued at amortized cost;

      g. Direct written premium contracts that do not have sufficient risk transfer are treated as deposit accounting liabilities;

      h. Insurance and reinsurance contracts recorded as retroactive retain insurance accounting treatment if they pass the risk transfer test. If risk transfer is not met, no insurance accounting treatment is permitted. All income is then recognized based upon either the interest or recovery method;

      i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. The provision for deferred income taxes is reported in the Statements of Income;

      j. For structured settlements in which the reporting entity has not been legally released from its obligation with the claimant (i.e. remains as the primary obligor), GAAP requires the deferral of any gain resulting from the purchase of a structured settlement annuity and to present an asset for the amounts to be recovered from such annuities;

      k. Entities termed variable interest entities (VIEs) in which equity investors do not have the characteristics of controlling interest, or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties, are subject to consolidation by the entity that will absorb the majority of the VIE's expected losses or residual returns, if they occur; and

      l. Investments in limited partnerships, hedge funds and private equity interests over which the Pool has influence are accounted for using the equity method with changes in interest included in net realized investment gains. Interest over which the Pool does not have influence are reported, net of tax, as a component of accumulated other comprehensive income in shareholder's equity.

      Under NAIC SAP:

      a. Costs that vary directly with acquiring business related to premiums written and costs allowed by assuming

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)


            reinsurers related to premiums ceded are immediately expensed;

      b. Statutory basis adjustments, such as non-admitted assets and unauthorized reinsurance are charged directly to surplus;

      c. Subsidiaries are not consolidated. The equity in earnings of affiliates is included in unrealized appreciation/(depreciation) of investments which is reported directly in surplus. Dividends are reported as investment income;

      d.    Declared dividends to policyholders are accrued;

      e. The reserve for losses and LAE and unearned premium reserves are presented net of ceded reinsurance;

      f. NAIC investment grade debt securities are reported at amortized cost, while NAIC non-investment grade debt securities (NAIC rated 3 to 6) are reported at lower of cost or fair value;

      g. Direct written premium contracts are reported as insurance as long as policies are issued in accordance with insurance requirements;

      h. Insurance and reinsurance contracts deemed to be retroactive receive special accounting treatment. Gains or losses are recognized in the Statements of Income and Surplus is segregated by the ceding entity to the extent of gains realized;

      i. Deferred federal income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in the Company's financial statements. Changes in deferred income taxes are charged directly to surplus and have no impact on statutory earnings. The admissibility of deferred tax assets is limited by statutory guidance;

      j. For structured settlement annuities where the claimant is the payee, statutory accounting treats these settlements as completed transactions and considers the earnings process complete (thereby allowing for immediate gain recognition), regardless of whether or not the reporting entity is the owner of the annuity;

      k.    NAIC SAP does not require consolidation of VIEs; and

      l. Investments in partnerships, hedge funds and private equity interests are carried at the underlying GAAP equity with results from operations reflected in unrealized gains and losses.

      The effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      SIGNIFICANT STATUTORY ACCOUNTING PRACTICES:

      A summary of the Company's significant statutory accounting practices are as follows:

      Use of Estimates: The preparation of financial statements in conformity with NY SAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, the Company evaluates all of its estimates and assumptions. NY SAP also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from management's estimates. The significant estimates were used for loss and LAE, certain reinsurance balances, admissibility of deferred taxes, allowance for doubtful accounts and the carrying value of certain investments.

      Invested Assets: The Company's invested assets are accounted for as follows:

      - Cash and Short-term Investments: The Company considers all highly liquid debt securities with maturities of greater than three months but less than twelve months from the date of purchase to be short-term investments. Short-term investments are carried at amortized cost which approximates fair value (as designated by the NAIC Securities Valuation Office).

      - Bonds: Bonds with an NAIC designation of 1 and 2 are carried at amortized cost using the scientific method. Bonds with an NAIC designation of 3 to 6 are carried at the lower of amortized cost or fair value. If a bond is determined to have an other-than-temporary impairment (OTTI) in value the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains (Losses) as a realized loss.

            In periods subsequent to the recognition of an OTTI loss for bonds, the Company generally accretes the difference between the new cost basis and the cash flows expected to be collected, if applicable, as interest income over the remaining life of the security based on the amount and timing of future estimated cash flows.

            Loan-backed and structured securities are carried at amortized cost and generally are more likely to be prepaid than other fixed maturities. As of December 31, 2010 and 2009, the fair value of the Company's loan-backed and structured securities approximated $597,315 and $1,121,005, respectively. Loan-backed and structured securities include prepayment assumptions used at the purchase date and valuation changes caused by changes in estimated cash flow and are valued using the retrospective method. Prepayment assumptions for loan-backed and structured securities were obtained from independent third party services or internal estimates. These assumptions are consistent with the current interest rate and economic environment.

      - Common and Preferred Stocks: Unaffiliated common stocks are carried principally at fair value. Perpetual preferred stocks with an NAIC rating of P1 or P2 are carried at fair value. Redeemable preferred stocks with an NAIC rating of RP1 or RP2 that are subject to a 100% mandatory sinking fund or paid in-kind are carried at amortized cost. All below investment grade, NAIC 3 to 6 preferred stocks, are carried at the lower of amortized cost or fair value.

            Investments in affiliates are recorded based on the underlying audited equity of the respective entity's financial statements. The reporting entity's share of undistributed earnings and losses of the affiliates are

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

            reported in the Unassigned Surplus as unrealized gains and losses.

            Investments in affiliates for which the Company's ownership interest (including ownership interest of the Ultimate Parent and its subsidiaries) is less than 85.0% and whose securities are traded on a major exchange are included in common stock at the quoted fair value less a discount as prescribed by NAIC SAP (discounted fair value approach), with the exception of Transatlantic Holdings, Inc.
            (TRH), as more fully discussed below. The average discount rate for such investments was 16% and 7% as of December 31, 2009 and 2008, respectively. In 2009, the New York Insurance Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and has been reported at fair value in accordance with Statement of Statutory Accounting Principle (SSAP) No. 30, Investments in Common Stock.

      - Other Invested Assets: Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements. Joint ventures and partnership investments are accounted for under the equity method, based on the most recent financial statements of the entity. Changes in carrying value are recorded as unrealized gains or losses. For investments in joint ventures and partnerships that are determined to have an OTTI in value, the cost basis is written down to fair value as a new cost basis, with the corresponding charge to Net Realized Capital Gains/(Losses) as a realized loss.

      - Derivatives: The fair values of derivatives are determined using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. The Company's cross-currency swaps are accounted for under SSAP No. 86, entitled "Accounting for Derivative Instruments and Hedging Transactions" (SSAP 86). None of the cross-currency swaps meet the hedging requirements under SSAP 86, and therefore the change in fair value of such derivatives are recorded as unrealized gains or losses in Unassigned Surplus in the Statements of Income and Changes in Capital and Surplus. When the contract expires, realized gains and losses are recorded in investment income.

      - Net Investment Gains: Net investment gains consist of net investment income earned and realized gains or losses from the disposition or impairment of investments. Net investment income earned includes accrued interest, accrued dividends and distributions from partnerships and joint ventures. Investment income is recorded as earned. Realized gains or losses on the disposition of investments are determined on the basis of the specific identification.

            Investment income due and accrued is assessed for collectability. The Company writes off investment income due and accrued when it is probable that the amount is uncollectible by recording a charge against investment income in the period such determination is made. Any amounts over 90 days past due which have not been written-off are non-admitted by the Company. As of December 31, 2010 and 2009, no investment income due and accrued was determined to be uncollectible or non-admitted.

      - Unrealized Gains (Losses): Unrealized gains (losses) on all stocks, bonds carried at fair value, joint ventures, partnerships, derivatives and foreign currency translation are credited or charged to Unassigned Surplus.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Other Than Temporary Impairment:

      The Company regularly evaluates its investments for OTTI in value. The determination that a security has incurred an OTTI in value and the amount of any loss recognition requires the judgment of the Company's management and a continual review of its investment portfolio.

      The Company's policy for determining OTTI has been established in accordance with prescribed SAP guidance, including SSAP Nos. 43R (Revised)
      - Loan-backed and Structured Securities (SSAP 43R), 99 -- Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP
      99) and INT 06-07 -- Definition of Phrase "Other Than Temporary". For bonds, other than loan-backed and structured securities, an OTTI shall be considered to have occurred if it is probable that the Company will not be able to collect all amounts due under the contractual terms in effect at the acquisition date of the debt security. For loan-backed and structured securities, when a credit-related OTTI is present, the amount of OTTI recognized as a realized loss is equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected.

      In general, a security is considered a candidate for OTTI if it meets any of the following criteria:

            - Trading at a significant (25 percent or more) discount to cost for an extended period of time (nine consecutive months or longer); or

            - The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation, (ii) the issuer seeking protection from creditors under the bankruptcy law as or any similar laws intended for court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or

            - The Company may not realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

      Common and preferred stock investments whose fair value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors include:

            -     The Company may not realize a full recovery on its investment;

            -     Fundamental credit issues of the issuer;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

      Limited partnership investments whose fair value is less than its book value for a period greater than twelve months is considered a candidate for OTTI. Once a candidate for impairment has been identified, the investment must be analyzed to determine if any impairment would be considered other than temporary. Factors to consider

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      include:

            - An order of liquidation or other fundamental credit issues with the partnership;

            - Evaluation of the cash flow activity between the Company and the partnership or fund during the year;

            - Evaluation of the current stage of the life cycle of the investment;

            - An intent to sell the investment prior to the recovery of cost of the investment; or

            - Any other qualitative/quantitative factors that would indicate that an OTTI has occurred.

      If the analysis indicates that an OTTI has taken place, the investment is written down to fair value, which would become the new cost basis. The amount of the write down is to be accounted for as a realized loss.

      As described in Note 2 -- Accounting Changes, the Company adopted a change in its OTTI accounting principle pertaining to loan-backed and structured securities in the third quarter of 2009 when it adopted SSAP 43R. Under SSAP 43R, credit-related OTTI for loan-backed and structured securities is based on projected discounted cash flows, whereas, credit-related OTTI for loan-backed and structured securities was previously based on projected undiscounted cash flows under SSAP 43.

      Revenue Recognition: Direct written premiums are primarily earned on a pro-rata basis over the terms of the policies to which they relate. For policies with exposure periods greater than thirteen months, premiums are earned in accordance with the methods prescribed in NAIC Statement of Statutory Accounting Principles SSAP No. 65, Property and Casualty Contracts (SSAP 65). Accordingly, unearned premiums represent the portion of premiums written which are applicable to the unexpired terms of policies in force. Ceded premiums are amortized into income over the contract period in proportion to the protection received.

      Premium estimates for retrospectively rated policies are recognized within the periods in which the related losses are incurred. In accordance with SSAP No. 66, Retrospectively Rated Contracts (SSAP 66), the Company estimates accrued retrospectively rated premium adjustments using the application of historical ratios of retrospectively rated premium development. The Company records accrued retrospectively rated premiums as an adjustment to earned premiums. The Company establishes non-admitted assets for 100% of amounts recoverable where any agent's balance or uncollected premium has been classified as non-admitted and thereafter for 10% of any amounts recoverable not offset by retrospectively return premiums or collateral. At December 31, 2010 and 2009, accrued premiums related to the Company's retrospectively rated contracts amounted to $1,447,644 and $1,505,393, respectively, net of non-admitted premium balances of $55,910 and $60,232, respectively.

      Net written premiums that were subject to retrospective rating features were as follows:

For the years ended December 31,                2010         2009         2008
------------------------------------------   ---------    ---------    ---------
  Net written premiums subject to
    retrospectively rated premiums           $ 522,917    $ 526,445    $ 648,672
  Percentage of total net written premiums        10.1%         8.3%         9.5%
------------------------------------------   ---------    ---------    ---------

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Adjustments to premiums for changes in the level of exposure to insurance risk are generally determined based upon audits conducted after the policy expiration date. In accordance with SSAP No. 53, Property and Casualty Contracts -- Premiums (SSAP 53), the Company records the audit premium estimates as an adjustment to written premium, and earns these premiums immediately. For premium estimates that result in a return of premium to the policyholder, the Company immediately reduces earned premiums. When the premium exceeds the amount of collateral held, a non-admitted asset (equivalent to 10.0% of this excess amount) is recorded.

      In accordance with SSAP 53, the Company reviews its ultimate losses with respect to its premium reserves. A premium deficiency liability is established if the premium reserves are not sufficient to cover the ultimate loss projection and associated acquisition expenses. Investment income is not considered in the calculation.

      For certain lines of business for which an insurance policy is issued on a claims-made basis, the Company offers to its insureds the option to purchase an extended reporting endorsement which permits the extended reporting of insured events after the termination of the claims-made contract. Extended reporting endorsements modify the discovery period of the underlying contract and can be for a defined period (e.g., six months, one year, five years) or an indefinite period. For defined reporting periods, premiums are earned over the term of the fixed period. For indefinite reporting periods, premiums are fully earned as written and loss and LAE liabilities associated with the unreported claims are recognized immediately.

      For warranty insurance, the Company will generally offer reimbursement coverage on service contracts issued by an authorized administrator and sold through a particular retail channel. Premiums are recognized over the life of the reimbursement policy in proportion to the expected loss emergence. The expected loss emergence can vary substantially by policy due to the characteristics of products sold by the retailer, the terms and conditions of service contracts sold as well as the duration of an original equipment manufacturer. The Company reviews all such factors to produce earnings curves which approximate the expected loss emergence for a particular contract in order to recognize the revenue earned.

      In accordance with SSAP No. 78, Multiple Peril Crop Insurance (SSAP 78), the Company elected to compute the unearned premium reserve associated with the Multiple Peril Crop Insurance program on a daily pro rata method as the Company did not believe it could demonstrate that the period of risk differs significantly from the contract period. The Company reduced its loss expenses for expense payments associated with catastrophe coverage by $326 and $159 in 2010 and 2009, respectively. The Company reduced its other underwriting expenses for expense payments associated with buy-up coverage by $17,659 and $21,973 in 2010 and 2009, respectively.

      Reinsurance: Ceded premiums, commissions, expense reimbursements and reserves related to ceded business are accounted for on a basis consistent with that used in accounting for the original contracts issued and the terms of the reinsurance contract. Ceded premiums are reported as a reduction of premium earned. Amounts applicable to ceded reinsurance for unearned premium reserves, and reserves for losses and LAE have been reported as a reduction of these items, and expense allowances received in connection with ceded reinsurance are accounted for as a reduction of the related acquisition cost.

      Retroactive Reinsurance: Retroactive reinsurance reserves are reported separately in the balance sheet. Gains or losses are recognized in the Statements of Income as part of Other Income. Surplus gains are reported as segregated unassigned surplus until the actual retroactive reinsurance recovered exceeds the consideration paid.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Deposit Accounting: Assumed and ceded reinsurance contracts which based on internal analysis, do not transfer a sufficient amount of insurance risk are recorded as deposit accounting transactions. In accordance with SSAP 62R and SSAP No. 75, Reinsurance Deposit Accounting An Amendment to SSAP No. 62R, Property and Casualty Reinsurance, the Company records the net consideration paid or received as a deposit asset or liability, respectively. The deposit asset is reported as admitted if i) the assuming company is licensed, accredited or qualified by NY SAP; or ii) the collateral (i.e.: funds withheld, letters of credit or trusts) provided by the reinsurer meet all the requirements of NY SAP. The deposit asset or liability is adjusted by calculating the effective yield on the deposit to reflect the actual payments made or received to date and the expected future payments with a corresponding credit or charge to other gain in the Statements of Income.

      High Deductible Policies: In accordance with SSAP 65, the Company establishes loss reserves for high deductible policies net of deductibles (or reserve credits). As of December 31, 2010 and 2009, the amount of reserve credits recorded for high deductibles on unpaid claims amounted to $3,637,096 and $3,608,545, respectively.

      The Company establishes a non-admitted asset for 10 percent of paid loss recoverables, on high deductible policies, in excess of collateral held on an individual insured basis, or for 100 percent of paid loss recoverables where no collateral is held. As of December 31, 2010 and 2009, the net amount billed and recoverable on paid claims was $66,818 and $44,670, respectively, of which $33,870 and $32,283, respectively, were non-admitted. Additionally, the Company establishes an allowance for doubtful accounts for such paid loss recoverables in excess of collateral and after non-admitted assets, and does not recognize reserve credits where paid loss credits are deemed by the Company to be uncollectible.

      Foreign Property Casualty Business: As agreed with the Company's domiciliary state, the Company accounts for its participation in the business of the Association by (a) recording its net (after pooling) participation of such business as direct writings in its statutory financial statements; (b) recording in the statements of income its participation in the results of underwriting and investment income; and,
      (c) recording in the statements of admitted assets and liabilities, capital and surplus, its participation in the significant insurance and reinsurance balances; its net participation in all other assets (such as the invested assets) and liabilities has been recorded in Equities in Underwriting Pools and Associations.

      Commissions and Underwriting Expenses: Commissions, premium taxes, and certain underwriting expenses related to premiums written are charged to income at the time the premiums are written and are included in Other Underwriting Expenses Incurred. In accordance with SSAP 62R, the Company records a liability, equal to the difference between the acquisition cost and the reinsurance commissions received, on those instances where ceding commissions paid exceed the acquisition cost of the business ceded. The liability is amortized pro rata over the effective period of the reinsurance agreement in proportion to the amount of coverage provided under the reinsurance contract.

      Reserves for Losses and LAE: The reserves for losses and LAE, including IBNR losses, are determined on the basis of actuarial specialists' evaluations and other estimates, including historical loss experience. The methods of making such estimates and for establishing the resulting reserves are continually reviewed and updated as needed, and any resulting adjustments are recorded in the current period. Accordingly, losses and LAE are charged to income as incurred. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      The Company discounts its loss reserves on workers' compensation claims and certain of its asbestos reserves as follows:

      The calculation of the Company's workers' compensation tabular discount is based upon the 1979-81 Decennial Mortality Table, and applying a 3.5% interest rate. Loss reserves and LAE reserves (net of reinsurance) subject to the tabular discounting were $2,499,600 and $2,383,737, as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company's tabular discount amounted to $284,288 and $240,933, respectively, all of which were applied against the Company's case reserves.

      The calculation of the Company's workers' compensation non-tabular discount is based upon the Company's own payout pattern and a 5.0% interest rate as prescribed by NY SAP. Loss and LAE reserves (net of reinsurance) subject to the non-tabular discounting were $2,499,600 and $2,383,737 as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company's non-tabular discount amounted to $444,624 and $416,993, respectively, all of which were applied against the Company's case reserves.

      Foreign Exchange: Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the close of the reporting period. Revenues, expenses, gains, losses and surplus adjustments are translated using weighted average exchange rates. Unrealized gains and losses from translating balances from foreign currency into United States currency are recorded as adjustments to surplus. Realized gains and losses resulting from foreign currency transactions are included in income in Other Income.

      Statutory Basis Reserves: Certain required statutory basis reserves, principally the provision for reinsurance, are charged to surplus and reflected as a liability of the Company.

      Policyholders' Dividends: Dividends to policyholders are charged to income as declared.

      Capital and Surplus: Common capital stock and capital in excess of par value represent amounts received by the Company in exchange for shares issued. The common capital stock represents the number of shares issued multiplied by par value per share. Capital in excess of par value represents the value received by the Company in excess of the par value per share and subsequent capital contributions in cash or in kind from its shareholder.

      Non-Admitted Assets: Certain assets, principally electronic data processing (EDP) equipment, software, leasehold improvements, certain overdue agents' balances, accrued retrospective premiums, certain deposit accounting assets that do not meet all the State of New York's requirements for admissibility, prepaid expenses, certain deferred taxes that exceed statutory guidance and unsupported current taxes are designated as non-admitted assets and are directly charged to Unassigned Surplus. EDP equipment primarily consists of non-operating software and is depreciated over its useful life, generally not exceeding 5 years. Leasehold improvements are amortized over the lesser of the remaining lease term or the estimated useful life of the leasehold improvement. In connection therewith, for the years ended December 31, 2010 and 2009, depreciation and amortization expense amounted to $18,468 and $22,999, and accumulated depreciation as of December 31, 2010 and 2009 amounted to $139,515 and $122,835, respectively.

      Reclassifications: Certain balances contained in the 2009 and 2008 financial statements have been reclassified to conform to the current year's presentation.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 2 - ACCOUNTING ADJUSTMENTS TO STATUTORY BASIS FINANCIAL STATEMENTS

A. CHANGE IN ACCOUNTING PRINCIPLES:

In 2010, the Company adopted the following change in an accounting principle:

SSAP 100

The Company adopted SSAP No. 100, Fair Value Measurements (SSAP 100), effective for reporting periods ending December 31, 2010 and thereafter. SSAP 100 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurements but does not change existing guidance about whether an asset or liability is carried at fair value. There were no changes in surplus as a result of this adoption.

In 2009, the Company adopted the following changes in accounting principles:

SSAP 43R

In the third quarter of 2009, the Company adopted SSAP 43R. Pursuant to SSAP 43R, if the fair value of a loan-backed or structured security is less than its amortized cost basis at the balance sheet date, an entity shall assess whether the impairment is other-than temporary. When an impairment is present, SSAP 43R requires the recognition of credit-related OTTI for loan-backed and structured securities when the projected discounted cash flows for a particular security are less than the security's amortized cost. When a credit-related OTTI is present, the amount of OTTI recognized as a realized loss shall be equal to the difference between the investment's amortized cost basis and the present value of cash flows expected to be collected. Under the prescribed OTTI guidance for loan-backed and structured securities in the SSAP 43 that was in effect prior to the third quarter of 2009, OTTI was recognized when the amortized cost basis of a security exceeded undiscounted cash flows and such securities were written down to the amount of the undiscounted cash flows.

SSAP 43R required application to existing and new investments held by a reporting entity on or after September 30, 2009. The guidance in SSAP 43R that was effective in the third quarter of 2009 required the identification of all the loan-backed and structured securities for which an OTTI had been previously recognized and may result in OTTI being recognized on certain securities that previously were not considered impaired under SSAP 43. For this population of securities, if a reporting entity did not intend to sell the security, and had the intent and ability to retain the investment in the security for a period of time sufficient to recover the amortized cost basis, the reporting entity should have recognized the cumulative effect of initially applying SSAP 43R as an adjustment to the opening balance of unassigned funds with a corresponding adjustment to applicable financial statement elements.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

As a result of the adoption of SSAP 43R, the Company recognized the following cumulative effect adjustment (CEA) in its 2009 statutory-basis financial statements, net of the related tax effect:

                                                                          Direct (Charge) or Credit
                                                                            to Unassigned Surplus
                                                                          -------------------------
Gross cumulative effect adjustment (CEA) - Net increase in the
  amortized cost of loan-backed and structured securities at adoption            $   (19,122)
Deferred tax on gross CEA                                                              6,693
                                                                                 -----------
Net cumulative effect of Change in Accounting Principle included in
  the Statement of Capital and Surplus                                           $   (12,429)
                                                                                 ===========

SSAP 10R

On December 7, 2009, the NAIC voted to approve SSAP No. 10R, Income Taxes -- Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R). The new standard is effective December 31, 2009 for 2009 and 2010 interim and annual periods. The Company adopted SSAP 10R to account for its income taxes in its 2009 annual filing. Income tax expense and deferred tax are recorded, and deferred tax assets are admitted in accordance with SSAP 10R. In addition to the admissibility test on deferred tax assets, SSAP 10R requires assessing the need for a valuation allowance on deferred tax assets. In accordance with the additional requirements, the Company assesses its ability to realize deferred tax assets primarily based on the earnings history, the future earnings potential, the reversal of taxable temporary differences, and the tax planning strategies available to the Company when recognizing deferred tax assets.

In its 2009 annual filing, the Company admitted additional deferred tax assets of $272,916 as a result of the adoption of SSAP 10R. See Note 8 herein for further discussion.

B.    OTHER ADJUSTMENTS TO SURPLUS:

The Company has dedicated significant effort to the resolution of ongoing weaknesses in internal controls. As a result of these remediation efforts, management concluded that adjustments should be made to the assets, liabilities, and surplus to policyholders Capital and Surplus as reported in the Company's 2009, 2008 and 2007 annual statutory basis financial statements. While these adjustments were noteworthy, after evaluating the quantitative and qualitative aspects of these corrections, the Company concluded that its prior period financial statements were not materially misstated and, therefore, no restatement was required. These adjustments resulted in after tax statutory (charges) credits that in accordance with SSAP No. 3 Accounting Changes and Correction of Errors, have been reported as an

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

adjustment to Unassigned Surplus as of January 1, 2010, 2009 and 2008. The impact of these adjustments on policyholder surplus as of January 1, 2010, 2009 and 2008 is as follows:

                                                          POLICYHOLDERS    TOTAL ADMITTED
                                                             SURPLUS            ASSETS       TOTAL LIABILITIES
                                                          -------------    --------------    -----------------
BALANCE AT DECEMBER 31, 2009                              $   5,872,354    $   25,002,928    $      19,130,574
Adjustments to beginning Capital and Surplus:
   Asset realization                                              2,147             2,147                    -
   Liability correction                                         (23,800)                -               23,800
   Income taxes                                                  (6,702)           (6,702)                   -
                                                          -------------    --------------    -----------------
     TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS         (28,355)           (4,555)              23,800
                                                          -------------    --------------    -----------------
BALANCE AT JANUARY 1, 2010, AS ADJUSTED                   $   5,843,999    $   24,998,373    $      19,154,374
                                                          =============    ==============    =================

An explanation for each of the adjustments for prior period's corrections is described below:

1 - Asset realization - The increase in net admitted assets is primarily the result of (a) an increase in equities and deposits in pools and associations resulting from miscellaneous 2009 audit adjustments identified at the Association after the filling of the Company's 2009 financial statements; partially offset by (b) a decrease in miscellaneous accounts receivable that should have been recorded in prior periods; and (c) other small miscellaneous adjustments.

2 - Liability correction - The increase in total liabilities is primarily the result of (a) an increase in loss reserves to correct prior year calculations related to insolvent reinsurers and commuted reinsurance agreements; (b) an increase in IBNR; (c) a correction of deposit liability balances; and (d) other small miscellaneous adjustments.

3 - Income taxes - The (increase)/decrease in taxes is primarily the result of
(a) adjustments to the deferred tax inventory, and (b) the tax effect of the corresponding change in asset realization and liability corrections.

                                                          POLICYHOLDERS    TOTAL ADMITTED
                                                             SURPLUS            ASSETS       TOTAL LIABILITIES
                                                          -------------    --------------    -----------------
BALANCE AT DECEMBER 31, 2008                              $   5,413,173    $   25,417,968    $      20,004,795
Adjustments to beginning Capital and Surplus:
   Asset realization                                             30,679            30,679                    -
   Liability correction                                         (97,307)                -               97,307
   Federal income taxes (includes $5,044 of
     deemed capital contribution)                                34,026            34,026                    -
                                                          -------------    --------------    -----------------
     TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS         (32,602)           64,705               97,307
                                                          -------------    --------------    -----------------
BALANCE AT JANUARY 1, 2009, AS ADJUSTED                   $   5,380,571    $   25,482,673    $      20,102,102
                                                          =============    ==============    =================

An explanation for each of the adjustments for prior period's corrections is described below:

1 - Asset realization - The increase in admitted assets is primarily the result of: (a) adjustments reported by the Association as of December 31, 2009 (carrying value of affiliates, foreign exchange, and reinsurance balances); (b) the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

reversal of a duplicate reinsurance payable balance (which had been netted against reinsurance recoverables); and (c) increases to the carrying values of certain affiliates.

2 - Liability correction - The increase in liabilities is primarily the result of: (a) adjustments to historical carried case and unearned premium reserves;
(b) an adjustment to the revenue recognition policy for a specific insurance contract, resulting in the re-establishment of unearned premium reserves; (c) the accrual of an unrecorded liability for claim handling expenses; and (d) several remediation-related reinsurance accounting adjustments (including reconciliation adjustments and insolvency/commutation write-offs).

3 - Income taxes - The decrease in federal income taxes is primarily the result of: (a) non-admitted prior year income tax receivables that were not settled at year end; (b) adjustment to tax discounting on loss reserves for workers' compensation; (c) deferred tax asset reconciliation to book unrealized gains and unrealized foreign exchange gains, offset by corresponding changes in non-admitted tax assets; (d) removal of duplicated tax deduction for affiliate dividends; and (e) tax deduction for nontaxable book gain.

                                                          POLICYHOLDERS    TOTAL ADMITTED
                                                             SURPLUS            ASSETS       TOTAL LIABILITIES
                                                          -------------    --------------    -----------------
BALANCE AT DECEMBER 31, 2007                              $   7,296,957    $   28,856,420    $      21,559,463
Adjustments to beginning Capital and Surplus:
   Asset realization                                             (9,156)           (9,156)                   -
   Liability correction                                          15,525                 -              (15,525)
   Federal income taxes, net of capital adjustments
     of $58,700                                                  (5,434)           (5,434)                   -
                                                          -------------    --------------    -----------------
     TOTAL ADJUSTMENTS TO BEGINNING CAPITAL AND SURPLUS             935           (14,590)             (15,525)
                                                          -------------    --------------    -----------------
BALANCE AT JANUARY 1, 2008, AS ADJUSTED                   $   7,297,892    $   28,841,830    $      21,543,938
                                                          =============    ==============    =================

An explanation for each of the adjustments for prior period's corrections is described below:

Asset realization: The Company identified that a commuted retroactive ceded reinsurance reserve asset should have been written-off in a prior year.

Liability correction: The Company determined that certain inter company balances relating to American Home's Japan Branch were unsupported.

Federal income taxes (current and deferred): The change in federal income tax expense is primarily related to an increase in provisions for potential tax exposures, and corrections to the deferred income tax inventory and the current tax receivable. Certain corrections to gross deferred tax assets were non-admitted by the Company, resulting in no impact in the table above.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 3 - INVESTMENTS

STATUTORY FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following table presents the carrying amount and statutory fair values of the Company's financial instruments as of December 31, 2010 and 2009.

                                                                 2010                          2009
                                                     ---------------------------   ---------------------------
                                                       CARRYING      STATUTORY       CARRYING       STATUTORY
                                                        AMOUNT       FAIR VALUE       AMOUNT       FAIR VALUE
                                                     ------------   ------------   ------------   ------------
Assets:
   Bonds                                             $ 15,148,888   $ 15,493,142   $ 16,002,641   $ 16,447,457
   Common stocks                                          397,460        397,460      1,031,425      1,031,425
   Preferred stocks                                        90,886         90,886        121,584        121,933
   Other invested assets                                1,574,423      1,574,423      1,382,807      1,382,807
   Cash and short-term investments                      2,620,910      2,620,910      1,387,729      1,387,729
   Receivable for securities                                1,146          1,146          1,582          1,582
   Equities in underwriting pools and associations        544,719        544,719        570,343        570,343
Liabilities:
   Derivative liability                              $      4,250   $      4,250   $          -   $          -
   Collateral deposit liability                           404,450        404,450        417,834        417,834
                                                     ------------   ------------   ------------   ------------

The methods and assumptions used in estimating the statutory fair values of financial instruments are as follows:

      - The fair values of bonds, unaffiliated common stocks and preferred stocks are based on fair values that reflect the price at which a security would sell in an arm's length transaction between a willing buyer and seller. As such, sources of valuation include third party pricing sources, stock exchange, broker or custodian or SVO.

      - The statutory fair values of affiliated common stocks are based on the underlying equity of the respective entity's financial statements.

      - Other invested assets include primarily partnerships and joint ventures. Fair values are based on the net asset value of the respective entity's financial statements.

      - The fair values of derivatives are valued using quoted prices in active markets and other market-evidence whenever possible, including market-based inputs to model, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

      - The carrying value of all other financial instruments approximates fair value.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The amortized cost and fair values of the Company's bond investments as of December 31, 2010 and 2009 are outlined in the table below:

                                                                          GROSS         GROSS
                                                        AMORTIZED      UNREALIZED     UNREALIZED       FAIR
                                                           COST           GAINS         LOSSES         VALUE
                                                       ------------   ------------   ------------   ------------
AS OF DECEMBER 31, 2010
   U.S. governments                                    $  1,305,760   $     15,665   $      8,631   $  1,312,794
   All other governments                                    567,033         17,293          1,187        583,139
   States, territories and possessions                    2,097,245        106,740          4,276      2,199,709
   Political subdivisions of states, territories and
      possessions                                         2,808,873         95,840         13,723      2,890,990

   Special revenue and special assessment
      obligations and all non-guaranteed
      obligations of agencies and authorities
      and their political subdivisions                    6,238,798        198,038         59,040      6,377,796
   Industrial and miscellaneous                           2,131,179         58,156         60,621      2,128,714
                                                       ------------   ------------   ------------   ------------
     TOTAL BONDS, AS OF DECEMBER 31, 2010              $ 15,148,888   $    491,732   $    147,478   $ 15,493,142
                                                       ============   ============   ============   ============

                                                                          GROSS          GROSS
                                                        AMORTIZED      UNREALIZED     UNREALIZED       FAIR
                                                           COST           GAINS         LOSSES         VALUE
                                                       ------------   ------------   ------------   ------------
AS OF DECEMBER 31, 2009
   U.S. governments                                    $    540,549   $      3,443   $      7,737   $    536,255
   All other governments                                    489,169         10,356          2,997        496,528
   States, territories and possessions                    2,315,485        128,208         13,486      2,430,207
   Political subdivisions of states, territories and
      possessions                                         3,090,767        133,226          5,565      3,218,428
   Special revenue and special assessment
      obligations and all non-guaranteed
      obligations of agencies and authorities
      and their political subdivisions                    7,893,035        261,797         50,132      8,104,700
   Industrial and miscellaneous                           1,673,636         20,467         32,764      1,661,339
                                                       ------------   ------------   ------------   ------------
     TOTAL BONDS, AS OF DECEMBER 31, 2009              $ 16,002,641   $    557,497   $    112,681   $ 16,447,457
                                                       ============   ============   ============   ============

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The amortized cost and fair values of bonds at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

                                                         AMORTIZED
                                                            COST      FAIR VALUE
                                                       ------------   -----------
Due in one year or less                                $    366,369   $   367,827
Due after one year through five years                     2,948,322     3,053,279
Due after five years through ten years                    3,737,804     3,910,089
Due after ten years                                       7,439,823     7,564,632
Structured securities                                       656,570       597,315
                                                       ------------   -----------
   TOTAL BONDS                                         $ 15,148,888   $15,493,142
                                                       ============   ===========

Proceeds from sales and gross realized gains and gross realized losses were as follows:

FOR THE YEARS ENDED DECEMBER 31,              2010                        2009                         2008
                                    ------------------------    ------------------------    ------------------------
                                                    EQUITY                      EQUITY                      EQUITY
                                      BONDS       SECURITIES      BONDS       SECURITIES      BONDS       SECURITIES
                                    ----------    ----------    ----------    ----------    ----------    ----------
Proceeds from sales                 $4,652,824    $1,078,800    $3,921,920    $1,636,318    $6,117,426    $2,755,122
Gross realized gains                    99,350       536,459        36,760       628,427        80,829       255,843
Gross realized losses                   28,656        15,017        46,196       225,886       125,139       487,333

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The cost or amortized cost and fair value of the Company's common and preferred stocks as of December 31, 2010 and 2009 are set forth in the table below:

                                            DECEMBER 31, 2010
-----------------------------------------------------------------------------------------------------
                                         COST OR      GROSS        GROSS
                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR       CARRYING
                                          COST        GAINS        LOSSES        VALUE       VALUE
                                       ----------   ----------   ----------   ----------   ----------
Common stocks:
   Affiliated                          $  339,955   $   33,987   $   16,219   $  357,723   $  357,723
   Non-affiliated                          31,198        8,867          328       39,737       39,737
                                       ----------   ----------   ----------   ----------   ----------
     TOTAL                             $  371,153   $   42,854   $   16,547   $  397,460   $  397,460
                                       ==========   ==========   ==========   ==========   ==========

Preferred stocks:
   Non-affiliated                      $   79,211   $   11,675   $        -   $   90,886   $   90,886
                                       ----------   ----------   ----------   ----------   ----------
     TOTAL                             $   79,211   $   11,675   $        -   $   90,886   $   90,886
                                       ==========   ==========   ==========   ==========   ==========

                                            DECEMBER 31, 2009
-----------------------------------------------------------------------------------------------------
                                         COST OR      GROSS        GROSS
                                        AMORTIZED   UNREALIZED   UNREALIZED      FAIR       CARRYING
                                          COST        GAINS        LOSSES        VALUE       VALUE
                                       ----------   ----------   ----------   ----------   ----------
Common stocks:
   Affiliated                          $  183,313   $    9,594   $   55,546   $  137,361   $  137,361
   Non-affiliated                         403,196      535,657       44,789      894,064      894,064
                                       ----------   ----------   ----------   ----------   ----------
     TOTAL                             $  586,509   $  545,251   $  100,335   $1,031,425   $1,031,425
                                       ==========   ==========   ==========   ==========   ==========

Preferred stocks:
   Non-affiliated                      $  107,923   $   14,066   $       55   $  121,933   $  121,584
                                       ----------   ----------   ----------   ----------   ----------
     TOTAL                             $  107,923   $   14,066   $       55   $  121,933   $  121,584
                                       ==========   ==========   ==========   ==========   ==========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The fair value together with the aging of the gross pre-tax unrealized losses with respect to the Company's bonds and stocks as of December 31, 2010 and 2009 is set forth in the table below:

                                    LESS THAN 12 MONTHS      12 MONTHS OR LONGER                TOTAL
                                 ------------------------   ----------------------   -------------------------
                                    FAIR       UNREALIZED     FAIR      UNREALIZED      FAIR        UNREALIZED
DESCRIPTION OF SECURITIES           VALUE       LOSSES        VALUE       LOSSES        VALUE         LOSSES
------------------------------   -----------   ----------   ---------   ----------   ------------   ----------
As of December 31, 2010:
  U. S. governments              $   349,766   $    8,631   $       -   $        -   $    349,766   $    8,631
  All other governments              117,994        1,187           -            -        117,994        1,187
  States, territories and            255,356        4,276           -            -        255,356        4,276
     possessions
  Political subdivisions
     of states, territories and
     possessions                     661,980       13,723           -            -        661,980       13,723
  Special revenue                  1,542,522       44,779      80,600       14,261      1,623,122       59,040
  Industrial and miscellaneous       672,482       59,489       6,933        1,132        679,415       60,621
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL BONDS                      3,600,100      132,085      87,533       15,393      3,687,633      147,478
                                 -----------   ----------   ---------   ----------   ------------   ----------
  Affiliated                         289,975       10,694      12,200        5,525        302,175       16,219
  Non-affiliated                         338           39           -          289            338          328
                                 -----------   ----------   ---------   ----------   ------------   ----------
  Common stock                       290,313       10,733      12,200        5,814        302,513       16,547
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL STOCKS                       290,313       10,733      12,200        5,814        302,513       16,547
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL BONDS AND STOCKS         $ 3,890,413   $  142,818   $  99,733   $   21,207   $  3,990,146   $  164,025
                                 ===========   ==========   =========   ==========   ============   ==========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

                                    LESS THAN 12 MONTHS       12 MONTHS OR LONGER              TOTAL
                                 ------------------------   ----------------------   -------------------------
                                    FAIR       UNREALIZED     FAIR      UNREALIZED      FAIR        UNREALIZED
DESCRIPTION OF SECURITIES           VALUE        LOSSES       VALUE       LOSSES        VALUE         LOSSES
------------------------------   -----------   ----------   ---------   ----------   ------------   ----------
As of December 31, 2009:
  U. S. governments              $   459,676   $    7,737   $       -   $        -   $    459,676   $    7,737
  All other governments              101,140          635      35,900        2,362        137,040        2,997
  States, territories and            207,104        6,894      62,643        6,592        269,747       13,486
     possessions
  Political subdivisions of
     states, territories and
     possessions                     236,002        5,065      15,884          500        251,886        5,565
  Special revenue                    895,012       15,437     596,657       34,695      1,491,669       50,132
  Industrial and
     miscellaneous                   306,798       32,247         660          517        307,458       32,764
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL BONDS                      2,205,732       68,015     711,744       44,666      2,917,476      112,681
                                 -----------   ----------   ---------   ----------   ------------   ----------
  Affiliated                          79,958       44,519      24,300       11,027        104,258       55,546
  Non-affiliated                      72,640       19,952      66,442       24,837        139,082       44,789
                                 -----------   ----------   ---------   ----------   ------------   ----------
  Common stock                       152,598       64,471      90,742       35,864        243,340      100,335
                                 -----------   ----------   ---------   ----------   ------------   ----------
  Preferred Stock                     11,739           55           -            -         11,739           55
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL STOCKS                       164,337       64,526      90,742       35,864        255,079      100,390
                                 -----------   ----------   ---------   ----------   ------------   ----------
  TOTAL BONDS AND STOCKS         $ 2,370,069   $  132,541   $ 802,486   $   80,530   $  3,172,555   $  213,071
                                 ===========   ==========   =========   ==========   ============   ==========

The Company reported write-downs on its bond investments due to OTTI in fair value of $49,894, $38,733 and $28,758 in 2010, 2009 and 2008, respectively and reported write-downs on its common and preferred stock investments due to OTTI in fair value of $33,261, $38,827 and $437,833 during 2010, 2009 and 2008, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

During 2010, 2009 and 2008, the Company reported the following write-downs on its joint venture and partnership investments due to an OTTI in fair value:

FOR THE YEARS ENDED DECEMBER 31,                      2010        2009        2008
                                                   ---------   ---------    --------
General Atlantic Partners 70, L.P.                 $  11,535   $        -   $      -
General Atlantic Partners 74, L.P.                    14,793            -          -
General Atlantic Partners 77, L.P.                     6,326            -          -
NEF Kamchia Co-Investment Fund, L.P.                  12,803            -          -
Prides Capital Fund I LP                              10,778            -          -
RH Fund 1, L.P.                                        6,940            -          -
AIG Black Sea Holding, L.P. (BTC Investment)               -       57,728          -
AIG Private Equity Portfolio, L.P.                         -        3,542          -
Arrowpath Fund II, L.P.                                    -        4,973          -
Blackstone Kalix Fund L.P.                                 -        3,179          -
Brencourt Multi-Strategy, L.P.                             -        3,899          -
Capvest Equity Partners, L.P.                              -       13,372          -
Electra European Fund II                                   -       17,266          -
J.C. Flowers Fund II, L.P.                                 -       20,286          -
Meritage Private Equity Fund, L.P.                         -        1,239          -
Valueact Capital Partners III                              -        8,811          -
AZ Auto Hldgs LLC                                          -        4,102          -
Valueact Capital Partners                                  -            -      2,270
Spencer Capital Opportunity Fund LLP                       -            -      1,213
Items less than $1.0 million                               -        2,255      2,380
                                                   ---------   ---------    --------
   TOTAL                                           $  63,175   $  140,652   $  5,863
                                                   =========   ==========   ========

Securities carried at an amortized cost of $1,363,230 and $1,210,917 were deposited with regulatory authorities as required by law as of December 31, 2010 and 2009, respectively.

During 2010, 2009 and 2008, included in Net Investment Income Earned were investment expenses of $17,034, $11,116 and $8,439, respectively and interest expense of $348, $9,737 and $27,739, respectively.

The degree of judgment used in measuring the fair value of financial instruments generally correlates with the level of pricing observability. Financial instruments with quoted prices in active markets generally have more pricing observability and less judgment is used in measuring fair value. Conversely, financial instruments traded in other-than-active markets or that do not have quoted prices have less observability and are measured at fair value using valuation models or other pricing techniques that require more judgment. An active market is one in which transactions for the asset or liability being valued occur with sufficient frequency and volume to provide pricing information on an ongoing basis. An other-than-active market is one in which there are few transactions, the prices are not current, price quotations vary substantially either over time or among market makers, or in which little information is released publicly for the asset or liability being valued. Pricing observability is affected by a number of factors, including the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction and general market conditions.

The standard defines three "levels" based on observability of inputs available in the marketplace used to measure fair value. Such levels are:

      - Level 1: Fair value measurements based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

      - Level 2: Fair value measurements based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable at commonly quoted intervals.

      - Level 3: Fair value measurements based on valuation techniques that use significant inputs that are unobservable. These measurements include circumstances in which there is little, if any, market activity for the asset or liability.

Bonds, Common Stocks, Preferred Stocks and Derivatives:

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Whenever available, the Company uses fair values for bonds, common stocks, preferred stocks and derivatives with NAIC ratings of 3 or below where fair value is less than amortized cost. When fair values are not available, fair values are obtained from third party pricing sources.

The following table presents information about financial instruments carried at fair value on a recurring basis and indicates the level of the fair value measurement per SSAP 100 as of December 31, 2010 and 2009:

                                         DECEMBER 31, 2010
                       --------------------------------------------------
                         Level 1      Level 2       Level 3      Total
                       ----------   ----------    ----------   ----------
Bonds                  $        -   $    3,612    $    2,904   $    6,516
Common stocks              36,311        3,426             -       39,737
Preferred stocks                -       90,886             -       90,886
Derivative liability            -       (4,250)            -       (4,250)
                       ----------   ----------    ----------   ----------
Total                  $   36,311   $   93,674    $    2,904   $  132,889
                       ==========   ==========    ==========   ==========

                                         DECEMBER 31, 2009
                       --------------------------------------------------
                         Level 1      Level 2       Level 3      Total
                       ----------   ----------    ----------   ----------
Bonds                  $        -   $    8,462    $   37,738   $   46,200
Common stocks             880,282       13,782             -      894,064
Preferred stocks                -      117,676         2,905      120,581
                       ----------   ----------    ----------   ----------
Total                  $  880,282   $  139,920    $   40,643   $1,060,845
                       ==========   ==========    ==========   ==========

The following table presents changes during 2010 and 2009 in Level 3 financial instruments measured at fair value on a recurring basis, and the realized and unrealized gains (losses) recorded in income during 2010 and 2009 related to the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Level 3 financial instruments that remained in the balance sheet at December 31, 2010 and 2009.

                                                               Net Realized and Unrealized    Unrealized  Purchases,
                                                             Gains (Losses) Included in Net     Gains        Sales,
                    Balance                                       Investment Income and        (Losses)    Issuances,   Balance at
                  Beginning of                                    Realized Capital Gains     Included in  Settlements  December 31,
                     Year       Transfers In  Transfers Out             (Losses)               Surplus        Net         2010
                  ------------  ------------  -------------  ------------------------------  -----------  -----------  ------------
Bonds             $     37,738  $      2,904  $     (32,212) $                       (8,652) $    10,049  $    (6,923) $      2,904
Common stocks                -             -              -                               -            -            -             -
Preferred stocks         2,905             -           (520)                              -          438       (2,823)            -
                  ------------  ------------  -------------  ------------------------------  -----------  -----------  ------------
Total             $     40,643  $      2,904  $     (32,732) $                       (8,652) $    10,487  $    (9,746) $      2,904
                  ============  ============  =============  ==============================  ===========  ===========  ============

                                                 Net Realized and Unrealized    Unrealized Gains
                    Balance                    Gains (Losses) Included in Net        (Losses)     Purchases, Sales,   Balance at
                  Beginning of  Transfers In       Investment Income and          Included in        Issuances,      December 31,
                       Year         (Out)      Realized Capital Gains (Losses)       Surplus      Settlements, Net      2009
                  ------------  ------------   -------------------------------  ----------------  -----------------  ------------
Bonds             $     44,055  $      7,601   $                       (23,257) $         14,459  $          (5,120) $     37,738
Common stocks            8,660        (7,644)                                -            (1,016)                 -             -
Preferred stocks             -         3,033                                 -              (128)                 -         2,905
                  ------------  ------------   -------------------------------  ----------------  -----------------  ------------
Total             $     52,715  $      2,990   $                       (23,257) $         13,315  $          (5,120) $     40,643
                  ============  ============   ===============================  ================  =================  ============

Other Invested Assets:

The Company initially estimates the fair value of investments in joint ventures and limited partnerships (predominately private limited partnerships and certain hedge funds) by reference to transaction price. Subsequently, the Company obtains the fair value of these investments generally from net asset value information provided by the general partner or manager of the investments, the financial statements of which are audited annually. The Company considers observable market data and performs due diligence procedures in validating the appropriateness of using the net asset value as a fair value measurement.

The Company also measures the fair value of certain assets such as joint ventures and limited partnerships included in other invested assets on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company did not have other invested assets measured at fair value on a non-recurring basis as of December 31, 2010 and 2009.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Loan-Backed and Structured Securities:

The following table summarizes the OTTI recorded during the year for loan-backed and structured securities due to the Company's intent to sell or its inability or lack of intent to hold such securities:

                                                                         OTHER-THAN-
                                               AMORTIZED COST BASIS       TEMPORARY
                                                BEFORE OTHER-THAN-        IMPAIRMENT
                                               TEMPORARY IMPAIRMENT   RECOGNIZED IN LOSS   FAIR VALUE
                                               --------------------   ------------------   ----------
OTTI RECOGNIZED
   Intent to Sell                              $              8,337   $            1,503   $    6,834
   Inability or lack of intent to retain the
     investment in the security for a period
     of time sufficient to recover the
     amortized cost basis                                         -                    -            -
                                               --------------------   ------------------   ----------
   ANNUAL AGGREGATE TOTAL                      $              8,337   $            1,503   $    6,834
                                               ====================   ==================   ==========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

At December 31, 2010, the Company held the following loan-backed and structured securities for which it had recognized credit-related OTTI based on the fact that the present value of projected cash flows expected to be collected was less than the amortized cost of the securities:

                   BOOK/ADJUSTED
                   CARRYING VALUE
                   AMORTIZED COST   PRESENT VALUE OF
                   BEFORE CURRENT    PROJECTED CASH    RECOGNIZED   AMORTIZED COST
CUSIP               PERIOD OTTI           FLOWS           OTTI        AFTER OTTI     FAIR VALUE
                   --------------   ----------------   ----------   --------------   ----------
126694A40          $          172   $            169   $        3   $          169   $      147
23243AAB2                   8,944              8,803          142            8,803        6,487
39538AAC0                   3,528              3,480           48            3,480        1,910
39538BAB0                   3,594              3,537           57            3,537        1,879
39538CAC6                   3,564              3,522           42            3,522        1,230
52525LAQ3                   6,237              5,301          935            5,301        3,377
57645TAA5                   8,168              8,043          125            8,043        4,449
02150KBB4                     346                242          104              242          406
126694A40                     166                156           10              156          161
23243AAB2                   8,823              8,545          280            8,545        7,072
39538AAC0                   3,528              3,454           74            3,454        2,129
39538BAB0                   3,594              3,570           25            3,570        2,180
39538CAC6                   3,567              3,473           93            3,473        1,630
57645TAA5                   7,757              7,560          197            7,560        4,602
126694A40                     154                147            7              147          159
23243AAB2                   8,617              8,372          245            8,372        7,209
39538CAC6                   3,496              2,916          580            2,916        1,669
57645TAA5                   7,150              6,894          255            6,894        4,228
39538AAC0                   3,469              3,407           62            3,407        2,486
02150KBB4                     255                239           15              239          239
126694A40                     146                136            9              136          155
02150KBB4                     242                165           77              165          165
126694A40                     138                105           33              105          156
52525LAQ3                   3,324              3,254           70            3,254        2,418
57645TAA5                     320                316            3              316          294
                   --------------   ----------------   ----------   --------------   ----------
GRAND TOTAL        $       89,299   $         85,806   $    3,491   $       85,806   $   56,837
                   ==============   ================   ==========   ==============   ==========


At December 31, 2010 and 2009, the Company held securities with unrealized losses (fair value is less than cost or amortized cost) for which OTTI had not been recognized in earnings as a realized loss. Such unrealized losses include securities with a recognized OTTI for non interest (i.e. credit) related declines that were recognized in earnings, but for which an associated interest related decline has not been recognized in earnings as a realized loss. The aggregate

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

amount of unrealized losses and fair values for such securities, segregated between those securities that have been in a continuous unrealized loss position for less than 12 months and greater than 12 months, respectively, were as follows:

                                               DECEMBER 31, 2010
--------------------------------------------------------------------------------------------------------------------
                                               Less than 12             12 Months or
                                                  Months                   Longer                     Total
                                         -----------------------   -----------------------   -----------------------
                                                      Unrealized                Unrealized                Unrealized
Description of Securities                Fair Value     Losses     Fair Value     Losses     Fair Value     Losses
-------------------------------------    ----------   ----------   ----------   ----------   ----------   ----------

Loan-backed Securities                   $  572,376   $   58,253   $    6,298   $    1,130   $  578,674   $   59,383
                                         ----------   ----------   ----------   ----------   ----------   ----------
Total temporarily impaired securities    $  572,376   $   58,253   $    6,298   $    1,130   $  578,674   $   59,383
                                         ==========   ==========   ==========   ==========   ==========   ==========

                                               DECEMBER 31, 2009
--------------------------------------------------------------------------------------------------------------------
                                               Less than 12             12 Months or
                                                  Months                   Longer                     Total
                                         -----------------------   -----------------------   -----------------------
                                                      Unrealized                Unrealized                Unrealized
Description of Securities                Fair Value     Losses     Fair Value     Losses     Fair Value     Losses
-------------------------------------    ----------   ----------   ----------   ----------   ----------   ----------
Loan-backed Securities                   $   39,240   $   23,923   $      660   $      517   $   39,900   $   24,440
                                         ----------   ----------   ----------   ----------   ----------   ----------
Total temporarily impaired securities    $   39,240   $   23,923   $      660   $      517   $   39,900   $   24,440
                                         ==========   ==========   ==========   ==========   ==========   ==========

In its OTTI assessment, the Company considers all information relevant to the collectability of the security, including past history, current conditions and reasonable forecasts when developing an estimate of future cash flows. Relevant analyst reports and forecasts for the asset class also receive appropriate consideration. The Company also considers how credit enhancements affect the expected performance of the security. In addition, the Company also considers its cash and working capital requirements and generally considers expected cash flows in relation to its business plans and how such forecasts affect the intent and ability to hold such securities to recovery of their amortized cost.

During 2010, the Company and certain of its affiliated insurance companies purchased various series of Class A Notes from Metropolis II, LLC
("Metropolis"). Each series of notes issued by Metropolis are collateralized by a single asset backed security (or in one series, four asset backed securities), primarily, collateralized loan obligations.

The Class A Notes were created as part of securitization transactions during 2010, in which the collateral was transferred to Metropolis by AIG Financial Products Corp. (AIG-FP), an affiliate of the Company, through one of AIG-FP's wholly-owned subsidiaries. In exchange for the underlying collateral, AIG-FP and its wholly-owned subsidiary received cash equal in amount to the purchase price of the Class A Notes, and Class B Notes issued by Metropolis as part of the series.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The Company's and its affiliated insurance companies' participation in the purchase of Class A Notes during 2010 is as follows (par and purchase price each converted to US dollars as of the acquisition date):

COMPANY                                              PAR PURCHASED   PURCHASE PRICE
-------------------------------------------------    -------------   -------------
National Union                                       $     852,455   $     808,335
American Home                                              423,421         402,213
C&I                                                        275,223         261,438
Lexington Insurance Company                                423,421         402,213
Chartis Select Insurance Company                           275,223         261,438
                                                     -------------   -------------
   Total                                             $   2,249,743   $   2,135,637
                                                     =============   =============

Of the thirteen Class A Notes issued by Metropolis and purchased by the Company and its affiliates, eight series are denominated in euros, the same currency as the collateral underlying that series. The Company and each of the affiliated insurance companies participating in the transactions entered into cross-currency swaps with AIG Markets, Inc. to hedge the foreign currency risk associated with the euro-denominated Class A Notes.

Pursuant to the Company's cross-currency swaps, the Company will periodically make payments in euros in exchange for a receipt of a payment in US dollars on fixed dates and fixed exchange rates. The Company is therefore exposed under this type of contract to fluctuations in value of the swaps due to changes in exchange rates. This exposure in the value of euro payments offsets the Company's exposure to changes in the value of euro receipts on the Metropolis Class A Notes discussed above.

Credit Risk: The current credit exposure of the Company's derivative contracts is limited to the fair value of such contracts that are favorable to the Company at the reporting date. Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral.

Cash Requirements: The Company is not subject to collateral requirements on the cross-currency swaps. On swap payment dates, the Company is required to make a payment in euros equal to the amount of euros physically received on the Metropolis Class A Notes.

The Company has determined that the cross-currency swaps do not qualify for hedge accounting under the criteria set forth in SSAP No. 86, entitled Accounting for Derivative Instruments and Hedging Transactions. As a result, the Company's swap agreements are accounted for at fair value and the changes in fair value are recorded as unrealized gains or unrealized losses in the Statements of Income and Changes in Capital and Surplus.

The initial notional amount of each swap matched the par amounts of Class A Notes purchased. The notional amount on these swaps reduces over time, to match reductions in the par amounts of the related Class A Notes owned by the Company and its affiliates (e.g., resulting from principal repayments or sales). The aggregate outstanding notional amount of the swaps as of December 31, 2010 was EUR 1,252,015.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The following table summarizes the realized and unrealized capital gains or losses, the notional amount and the fair value of the cross-currency swaps held by the Company and its affiliates as of and for the year ended December 31, 2010:

                                             AS OF DECEMBER 31, 2010        YEAR ENDED DECEMBER 31, 2010
                                         -----------------------------    ---------------------------------
                                           OUTSTANDING                                        UNREALIZED
                                            NOTIONAL       ESTIMATED      REALIZED CAPITAL   CAPITAL GAINS /
                                             AMOUNT        FAIR VALUE     GAINS / (LOSSES)     (LOSSES)
                                         --------------   ------------    ----------------   --------------
COMPANY
National Union                           euro   493,005   $    (11,263)   $          2,580   $      (11,263)
American Home                                   230,003         (4,250)                913           (4,250)
C&I                                             149,502         (2,762)                593           (2,762)
Lexington Insurance Company                     230,003         (4,250)                913           (4,250)
Chartis Select Insurance Company                149,502         (2,762)                593           (2,762)
                                         --------------   ------------    ----------------   --------------
   Total                                 euro 1,252,015   $    (25,287)   $          5,592   $      (25,287)
                                         ==============   ============    ================   ==============

NOTE 4 - RESERVES FOR LOSSES AND LAE

A reconciliation of the Company's reserves for losses and LAE as of December 31, 2010, 2009 and 2008 is set forth in the table below:

                                                               2010           2009            2008
                                                          ------------    ------------    ------------
RESERVES FOR LOSSES AND LAE, END OF PRIOR YEAR            $ 13,482,501    $ 13,268,600    $ 13,732,102
Incurred losses and LAE related to:
   Current accident year                                     4,074,495       4,528,746       5,573,146
   Prior accident years                                      1,904,603         939,381         (30,723)
     TOTAL INCURRED LOSSES AND LAE                           5,979,098       5,468,127       5,542,423

Paid losses and LAE related to:
   Current accident year                                    (1,206,965)     (1,426,132)     (1,689,045)
   Prior accident years                                     (3,871,541)     (3,828,094)     (4,316,880)
     TOTAL PAID LOSSES AND LAE                              (5,078,506)     (5,254,226)     (6,005,925)
                                                          ------------    ------------    ------------
RESERVES FOR LOSSES AND LAE, AS OF DECEMBER 31,           $ 14,383,093    $ 13,482,501    $ 13,268,600
                                                          ============    ============    ============

Following completion of its annual comprehensive loss reserve review, the Company recorded a $1,506,600 reserve charge, for the fourth quarter of 2010 to strengthen loss reserves, reflecting adverse development on prior accident years in classes of business with long reporting tails. Four classes -- asbestos, excess casualty, excess workers' compensation, and primary workers' compensation -- comprise approximately 80 percent of

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

the total charge. The majority of the reserve strengthening relates to development in accident years 2005 and prior. These adjustments reflect management's current best estimate of the ultimate value of the underlying claims. These liabilities are necessarily subject to the impact of future changes in claim severity and frequency, as well as numerous other factors. Although the Company believes that these estimated liabilities are reasonable, because of the extended period of time over which such claims are reported and settled, the subsequent development of these liabilities in future periods may not conform to the assumptions inherent in their determination and, accordingly, may vary materially from the amounts previously recorded. To the extent actual emerging loss experience varies from the current assumptions used to determine these liabilities, they will be adjusted to reflect actual experience. Such adjustments, to the extent they occur, will be reported in the period recognized. AIG continues to monitor these liabilities and will take active steps to mitigate future adverse development. Additionally, during 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty Insurance Company (Chartis Specialty) resulting in a net decrease in reserves of $1,180,170, offset by an increase of $794,667 from its commutation of a multi year reinsurance agreement with American International Reinsurance Company, Ltd. (AIRCO). Refer to Note 6.

For 2009, the Company experienced significant adverse loss and LAE reserve development, including accretion of loss reserve discount. The adverse development was almost entirely attributable to the Excess Casualty and Excess Workers Compensation classes of business. The Company modified its loss development assumptions for each of these classes of business in 2009 in response to the higher than expected loss emergence. For 2008, the development was slightly favorable prior to accretion of the workers compensation discount, and slightly adverse after recognition of accretion of the discount. Favorable development in Directors & Officers liability and other classes of business offset adverse development in the Company's Excess Casualty business. The adverse development in Excess Casualty was primarily related to accident years 2003 and prior.

In calendar year 2008, two transactions resulted in a significant increase in paid loss with a corresponding decrease in loss reserves. These transactions were the result of the American Home Canadian Branch novation (see Note 5E) and the Foreign Operations restructuring. The total calendar year paid losses as a result of these events were approximately $331,200 and $306,000 for the Canada novation and Foreign Operations restructuring, respectively. These payments are spread over multiple accident years and resulted in modest beneficial development of about $21,600. In addition, in 2008, the Company recorded paid losses of $108,000 relating to one credit excess of loss assumed treaty applicable to accident year 2008. There will be no additional impact from this treaty as the full limits of the treaty have been paid. Additionally, the 2009 paid losses and LAE reflect the commutation of the 21st Century Personal Auto Group. See Note 5E for further details.

As of December 31, 2010, 2009 and 2008, the Company's reserves for losses and LAE have been reduced by anticipated salvage and subrogation of $169,676, $166,812 and $178,706, respectively. In addition, the Company recorded $50,400 of salvage from a related party, as a direct reduction of outstanding reserves.

As of December 31, 2010, 2009 and 2008, the Company's reserves for losses and LAE have been reduced by credits for reinsurance recoverable of $4,364,556, $5,336,235 and $5,340,598 respectively (exclusive of inter-company pooling).

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

ASBESTOS AND ENVIRONMENTAL RESERVES

The Company continues to receive indemnity claims asserting injuries from toxic waste, hazardous substances, asbestos and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dump sites (environmental claims). Estimation of environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. The Company and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on the Company's future operating results or financial position.

The Company's environmental exposure arises from the sale of general liability, product liability or commercial multi peril liability insurance, or by assumption of reinsurance within these lines of business.

The Company tries to estimate the full impact of the asbestos and environmental exposure by establishing full case basis reserves on all known losses and establishes bulk reserves for IBNR losses and LAE based on management's judgment after reviewing all the available loss, exposure, and other information.

The Company's asbestos and environmental related loss and LAE reserves (including case & IBNR reserves) for the year ended December 31, 2010, 2009 and 2008, gross and net of reinsurance credits, are as follows:

                                                          ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
                                             ---------------------------------------    -----------------------------------
                                                 2010          2009           2008         2010         2009        2008
                                             -----------    ----------    ----------    ---------    ---------    ---------
Direct:

Loss and LAE reserves, beginning of year     $   890,649    $  905,283    $  983,032    $  88,550    $ 105,450    $ 137,135

    Incurred losses and LAE                      818,692       175,575        98,429        5,138       (3,738)     (13,665)
    Calendar year paid losses and LAE           (172,915)     (190,209)     (176,178)     (25,772)     (13,162)     (18,020)
                                             -----------    ----------    ----------    ---------    ---------    ---------

LOSS AND LAE RESERVES, END OF YEAR           $ 1,536,426    $  890,649    $  905,283    $  67,916    $  88,550    $ 105,450
                                             ===========    ==========    ==========    =========    =========    =========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

                                                         ASBESTOS LOSSES                      ENVIRONMENTAL LOSSES
                                             --------------------------------------    -----------------------------------
                                                2010          2009          2008          2010        2009          2008
                                             ----------    ----------    ----------    ---------    ---------    ---------
Assumed:

Loss and LAE reserves, beginning of year     $   85,957    $   86,374    $   89,654    $   5,744    $   5,077    $   5,933

   Incurred losses and LAE                       87,026        (1,517)       12,578        1,066          856         (735)
   Calendar year paid losses and LAE            (18,597)        1,100       (15,858)      (1,334)        (189)        (121)
                                             ----------    ----------    ----------    ---------    ---------    ---------

LOSS AND LAE RESERVES, END OF YEAR           $  154,386    $   85,957    $   86,374    $   5,476    $   5,744    $   5,077
                                             ==========    ==========    ==========    =========    =========    =========

Net of reinsurance:

Loss and LAE reserves, beginning of year     $  393,257    $  414,790    $  464,090    $  48,761    $  57,647    $  71,628

   Incurred losses and LAE                      422,050        54,172        27,666        6,963        1,800           32
   Calendar year paid losses and LAE            (81,934)      (75,705)      (76,966)     (14,028)     (10,686)     (14,013)
                                             ----------    ----------    ----------    ---------    ---------    ---------

LOSS AND LAE RESERVES, END OF YEAR           $  733,373    $  393,257    $  414,790    $  41,696    $  48,761    $  57,647
                                             ==========    ==========    ==========    =========    =========    =========

The amount of ending reserves for Bulk and IBNR included in the table above for Asbestos and Environmental losses is as follows:

                                            ASBESTOS LOSSES                 ENVIRONMENTAL LOSSES
                                 -----------------------------------   ---------------------------------
                                     2010         2009        2008        2010       2009        2008
                                 -----------   ---------   ---------   ---------   ---------   ---------
Direct basis                     $ 1,127,844   $ 503,724   $ 524,100   $  17,850   $  29,091   $  39,611
Assumed reinsurance basis            118,402      41,926      37,560         394         520          96
Net of ceded reinsurance basis       552,119     221,716     238,704       8,548      14,070      19,081

The amount of ending reserves for LAE included in the table above for Asbestos and Environmental losses is as follows:

                                          ASBESTOS LOSSES                ENVIRONMENTAL LOSSES
                                 --------------------------------   ------------------------------
                                    2010        2009       2008       2010       2009       2008
                                 ----------   --------   --------   --------   --------   --------
Direct basis                     $  125,316   $ 55,969   $ 58,233   $  7,650   $ 12,468   $ 16,976
Assumed reinsurance basis             7,659      7,009      7,124         87        164        109
Net of ceded reinsurance basis       55,849     26,985     29,473      3,582      5,971      8,245

Management believes that the reserves carried for the asbestos and environmental claims at December 31, 2010 are adequate as they are based on known facts and current law. AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 5 - RELATED PARTY TRANSACTIONS

A.    NATIONAL UNION INTER-COMPANY POOLING AGREEMENT

      The Company, as well as certain other insurance affiliates, is a party to an inter-company reinsurance pooling agreement. In accordance with the terms and conditions of this agreement, the member companies cede all direct and assumed business (except that of the foreign branch of American
      Home) to National Union, the lead pooling participant. In turn, each pooling participant receives from National Union their percentage share of the pooled business.

      The Company's share of the pool is 36.0%. Accordingly, premiums earned, losses and LAE incurred, and other underwriting expenses, as well as related assets and liabilities, in the accompanying financial statements emanate from the Company's percentage participation in the pool.

      A list of all pooling participants and their respective participation percentages is set forth in Note 1.

B.    CHARTIS OVERSEAS ASSOCIATION POOLING ARRANGEMENT

      AIG formed the Association; a Bermuda unincorporated association, in 1976, as the pooling mechanism for AIG's international general insurance operations. In exchange for membership in the Association at the assigned participation, the members contributed capital in the form of cash and other assets, including rights to future business written by international operations owned by the members. The legal ownership and insurance licenses of these international branches remain in the name of New Hampshire, National Union, and the Company. On annual basis the Association files audited financial statements in accordance with accounting practices prescribed or permitted by NY SAP.

      At the time of forming the Association, the member companies entered into an open-ended reinsurance agreement, cancelable with six months written notice by any member. The reinsurance agreement governs the insurance business pooled in the Association. The initial participation established was subsequently amended for profits and losses for each year derived from reinsurance of risks situated in Japan (excluding certain Japanese situs risks and business underwritten by the Company's Japan branch which is not subject to the National Union inter-company pooling agreement nor the Association). The participation for Japanese and non-Japanese business underwritten via the Association is set forth in the table below:

                                                                                    INITIAL          PARTICIPATION
                                                                     NAIC CO.    PARTICIPATION    PERCENT SPECIFIC TO
MEMBER COMPANY                                                         CODE         PERCENT           JAPAN RISK
----------------------------------------------------------------     --------    -------------    -------------------
Chartis Overseas Limited                                                    -         67.0%              85.0%
Commercial Pool member companies, as follows:                               -         33.0%              15.0%
   New Hampshire Insurance Company                                      23841         12.0%              10.0%
   National Union Fire Insurance Company of Pittsburgh, Pa.             19445         11.0%               5.0%
   American Home Assurance Company                                      19380         10.0%               0.0%

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      In accordance with the National Union inter-company pooling agreement, the Commercial Pool member companies' participation in the Association is pooled among all Commercial Pool members proportional to their participation in the Commercial Pool. The Company's participation in the Association after the application of its participation in the National Union inter-company pooling agreement has been presented in the accompanying financial statements as follows:

AS OF DECEMBER 31,                                          2010           2009
------------------------------------------------        -----------    -----------
Assumed reinsurance receivable                          $    75,852    $    55,248
Funds held by ceding reinsurers                              12,478          8,204
Reinsurance recoverable                                      42,074         34,838
Equities in underwriting pools and associations             544,719        570,343
                                                        -----------    -----------
TOTAL ASSETS                                            $   675,123    $   668,633
                                                        ===========    ===========

Loss and LAE reserves                                   $   564,889    $   491,833
Unearned premium reserves                                   233,080        224,644
Funds held                                                   13,038         14,524
Ceded balances payable                                       61,292         61,413
Retroactive reinsurance                                           -          (132)
Assumed reinsurance payable                                  44,085         32,165
                                                        -----------    -----------
TOTAL LIABILITIES                                       $   916,384    $   824,447
                                                        -----------    -----------

TOTAL SURPLUS                                           $  (241,261)   $  (155,814)
                                                        ===========    ===========

      As of December 31, 2010, the Association reported an asset of $2.4 billion representing the value of subsidiaries and affiliated entities (SCAs). As of December 31, 2010, Chartis Europe S.A. represented $1.3 billion and Chartis UK Holdings represented $836 million, respectively of this total SCA asset.

      The Company's reporting of its interest in the Association's SCA entities is consistent with the reporting of its interest in the Association and the National Union inter-company pooling agreement. At December 31, 2010, the Company's interest in the Association's SCA entities was $290 million and has been reported as a component of Equities in Underwriting Pools and Associations.

      Effective December 1, 2010, as part of its efforts to simplify the legal entity structure, enhance transparency and streamline financial visibility, Chartis International, LLC restructured its Hong Kong general insurance operations.

      The restructuring involved converting the existing Hong Kong managing general agency subsidiary company (American International Underwriters, Limited) into an insurance company subsidiary (Chartis Insurance Hong Kong Limited) and transferring in-force, new and renewal business of the Hong Kong branches of the Company, National Union and New Hampshire (collectively, the Companies) to Chartis Insurance Hong Kong Limited under
      Section 25D of the Hong Kong Insurance Companies Ordinance.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      The results of the Hong Kong Branches have been historically reported by the Company through its participation in the Association. The Association reports on a fiscal year ending on November 30. Although the Company and other members of the Commercial Pool's fiscal year ends on December 31, their respective annual financial statements have historically and consistently reported the results of its participation in the Association based on the Association's fiscal year close of November 30. In order to achieve consistency in their financial reporting, the Company and other members of the Commercial Pool, will record this transaction in their respective 2011 statutory financial statements. While NY SAP is not the domiciliary jurisdiction for the Association, the Department did not object to the Association reporting this transaction in 2011.

C.    GUARANTEE ARRANGEMENTS

      The Company issued guarantees whereby it unconditionally and irrevocably guaranteed all present and future obligations and liabilities of any kind arising from the policies of insurance issued by certain insurers who, as of the guarantee issue date, were members of the AIG holding company group. The guarantees were provided in order to secure or maintain the guaranteed companies' rating status issued by certain rating agencies. The Company would be required to perform under the guarantee agreements in events or circumstances (including bankruptcy, reorganization and similar proceedings) where the guaranteed companies failed to make payments under the policies of insurance issued during the period of the guarantee.

      As of the date of this financial statement and as disclosed on the table that follows, two policyholder guarantees remain in force. The Company remains contingently liable for all policyholder obligations associated with insurance policies issued by all guaranteed entities during the period in which the guarantee was in force.

      The guarantees are not expected to have a material effect on the Company's surplus as all of the guaranteed entities report total assets in excess of their liabilities and the majority of the guaranteed entities have invested assets in excess of their direct (prior to reinsurance) policyholder liabilities. Additionally, the Company is party to an agreement with AIG whereby AIG has agreed to make any payments due under the guarantees in the place and instead of the Company. Furthermore, for former affiliates that have been sold to third parties, the purchasers have provided the Company with hold harmless agreements for its obligations under the guarantees. Accordingly, management believes that the likelihood of a payment under any of the guarantees is remote.

      The following sets forth the effective and termination dates of each guarantee and the policyholder obligations,

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)


      invested assets, estimated loss to the Company, and policyholders' surplus for each guaranteed entity as of December 31, 2010:

                                                          POLICYHOLDER                                                POLICYHOLDERS'
                                 DATE         DATE        OBLIGATIONS @       INVESTED ASSETS @       ESTIMATED LOSS     SURPLUS
GUARANTEED COMPANY              ISSUED     TERMINATED      12/31/2010             12/31/2010           @ 12/31/2010   @ 12/31/2010
----------------------          ------     ----------     -------------       -----------------       --------------  -------------
21st Century Advantage
Insurance Company
(f/k/a AIG
Advantage Insurance
Company)                *      12/15/97       8/31/09     $      16,413         $      30,293              $ -        $      24,873

AIG Edison Life
Insurance Company       **      8/29/03                      26,758,613            29,629,467                -            2,325,363

AIG Europe
(Netherlands) N.V.      ***     9/27/04       2/28/10                 -                     -

Farmers Insurance
Hawaii, Inc (f/k/a
AIG Hawaii
Insurance Company,
Inc.)                   *       11/5/97       8/31/09            28,465               105,203                -               70,659

AIG Mexico Seguros
Interamericana, S.A.
de C.V.                        12/15/97                         275,716               115,340                -               24,458

American General
Life and Accident
Insurance Company                3/3/03       9/30/10         8,511,609             9,355,843                               840,752

American General
Life Insurance
Company                          3/3/03      12/29/06        31,170,593            39,764,916                -            6,612,085

American
International
Assurance Company
(Australia) Ltd                 11/1/02      10/30/10           304,000             1,014,000                -              303,000

21st Century North
America Insurance
Company (f/k/a
American
International
Insurance Company)      *       11/5/97       8/31/09           147,102               613,891                -              459,462

21st Century
Superior Insurance
Company (f/k/a
American
International
Insurance Company of
California, Inc.)       *      12/15/97       8/31/09            36,235                31,877                -               25,878

21st Century
Pinnacle Insurance
Company (f/k/a
American
International
Insurance Company of
New Jersey)             *      12/15/97       8/31/09            28,491                46,783                -               36,195

Chartis Europe, S.A.
(f/k/a AIG Europe
S.A.)                   ****    9/15/98                       5,783,197             6,176,677                -            3,114,161

First SunAmerica
Life Insurance
Company                          1/4/99       1/31/08         4,787,371             9,969,923                               746,122

Chartis UK. (f/k/a
Landmark Insurance
Company, Ltd (UK))      ****     3/2/98      11/30/07           161,386             5,316,482                -            2,015,298

Lloyd's Syndicate
1414 (Ascot
Corporate Name)         ****    1/20/05      10/31/07            65,373             1,307,303                -              364,810

SunAmerica Annuity
and Life Assurance
Company                          1/4/99      12/29/06        17,416,540            26,892,721                               834,074

SunAmerica Life
Insurance Company                1/4/99      12/29/06        11,305,319            16,746,327                             3,897,823

The United States
Life Insurance
Company in the City
of NY                            3/3/03       4/30/10         4,894,294            11,061,455                -            1,167,447

The Variable Annuity
Life Insurance
Company                          3/3/03      12/29/06        47,616,891            63,447,359                -            3,800,284
                                                          -------------         -------------              ---        -------------
 TOTAL GUARANTEES                                         $ 159,307,608         $ 221,625,860              $ -        $  26,662,744
                                                          =============         =============              ===        =============

*The guaranteed company was formerly part of AIG's Personal Auto Group and was sold on July 1, 2009 to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group (ZFSG). As part of the sale, ZFSG issued a hold harmless agreement to the Company with respect to their obligations under this guarantee.

** AIG Edison Life Insurance Company was sold by AIG to Prudential Financial, Inc (PFI) on February 1, 2011. As part of the sale, PFI provided the Company with a hold harmless agreement with respect to its obligations under this guarantee.

The guarantee terminated on March 31, 2011,

*** Merged into Chartis Europe S.A. effective December 31, 2009. Financial disclosures included in Chartis S.A. amounts.

**** Disclosure based on local GAAP translated at the spot rate as of December 31, 2010.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)


      The Company does not believe that the events of AIG discussed in Note 5G will increase the likelihood that the guarantees will be materially impacted.

D.    INVESTMENTS IN AFFILIATES

      As of December 31, 2010 and 2009, the Company's common stock investments with its affiliates together with the related change in unrealized appreciation were as follows:

                                                              AFFILIATE                        CARRYING VALUE         CHANGE IN
                                                              OWNERSHIP     ACTUAL COST        AT DECEMBER 31,     CARRYING VALUE
AFFILIATED COMMON STOCK INVESTMENTS                            PERCENT         2010                  2010               2010
----------------------------------------------                ---------     -----------        ---------------     --------------
AIG Mexico Industrial, L.L.C.                                    49.0%       $   6,981            $  10,954           $     567
AIG Non Life Holding Company (Japan), Inc. (c)                  100.0%         300,384              289,975             210,017
American International Realty Corporation                        31.5%          14,169               42,347              21,723
Eastgreen, Inc.                                                  13.4%          12,804               10,065                 138
AIU Brasil Affiliate                                            100.0%             408                2,247                 155
Pine Street Real Estate Holdings Corporation                     31.5%           5,209                2,135                 (58)
Fuji Fire and Marine Insurance Company (c)                        2.8%               -                    -             (12,180)
                                                                             ---------            ---------           ---------
   TOTAL COMMON STOCKS - AFFILIATES                                          $ 339,955            $ 357,723           $ 220,362
                                                                             =========            =========           =========

                                                              AFFILIATE                        CARRYING VALUE      CHANGE IN
                                                              OWNERSHIP     ACTUAL COST        AT DECEMBER 31,   CARRYING VALUE
AFFILIATED COMMON STOCK INVESTMENTS                            PERCENT         2009                 2009             2009
--------------------------------------------                  ---------     -----------        ---------------   --------------
21st Century Insurance Group (b)                                  0.0%       $       -            $       -        $  (117,912)
AIG Hawaii Insurance Company, Inc. (b)                            0.0%               -                    -            (64,060)
AIG Mexico Industrial, L.L.C.                                    49.0%           8,932               10,387              1,604
AIG Non Life Holding Company (Japan), Inc.                      100.0%         124,477               79,958            (47,821)
American International Realty Corporation                        31.5%          14,169               20,624            (29,913)
Eastgreen, Inc.                                                  13.4%          12,804                9,927                (37)
AIU Brasil Affiliate                                            100.0%             408                2,092              2,092
Fuji Fire and Marine Insurance Company                            2.8%          17,078               12,180             (7,271)
Pine Street Real Estate Holdings Corporation                     31.5%           5,445                2,193                110
Transatlantic Holdings, Inc. (a)                                  0.0%               -                    -           (945,009)
                                                                             ---------            ---------        -----------
   TOTAL COMMON STOCKS - AFFILIATES                                          $ 183,313            $ 137,361        $(1,208,217)
                                                                             =========            =========        ===========

(a) As referenced in Note 5E, Transatlantic Holdings, Inc. has been reported as an unaffiliated investment in this financial statement.

(b) As referenced in Note 5E, the Company sold its ownership in 21st Century and AIG Hawaii to Farmers Group, Inc.

(c) The Company's ownership of Fuji Fire and Marine Insurance Company was consolidated with its ownership of AIG Non Life Holding Company (Japan) Inc.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Investments in affiliates are included in common stocks based on the net worth of the entity except for publicly traded affiliates which are based on quoted fair values, less a discount as prescribed by NAIC SAP (see Note
      1).

      The Company has ownership interests in certain affiliated real estate holding companies. From time to time, the Company may own investments in partnerships across various other AIG affiliated entities with a combined percentage greater than 10.0%. As of December 31, 2010 and 2009, the Company's total investments in partnerships with affiliated entities where AIG's interest was greater than 10.0% amounted to $802,931 and $908,367, respectively.

E. RESTRUCTURING

      DOMESTIC OPERATIONS

      As discussed in Notes 4 and 6, effective January 1, 2010 and April 1, 2010, National Union commuted its quota share and stop loss reinsurance agreements with Chartis Specialty and a multi year reinsurance agreement with AIRCO, respectively. The Company recorded its share of these transactions based upon its stated pool percentage.

      Effective October 7, 2010, National Union Fire Insurance Company of Louisiana, Audubon Insurance Company and Audubon Indemnity Company were merged with and into National Union. National Union is the surviving company and has assumed all of the existing obligations of the merged companies. The mergers were recorded as of October 1, 2010 with the approval of the Pennsylvania Insurance Department. The Company recorded its proportionate share of this transaction with National Union in accordance with the pooling agreement.

      On June 10, 2009, the Company sold 12,826 shares of Transatlantic Holdings, Inc. (TRH) for $470,341 and recorded a realized gain of $450,511. As of December 31, 2009, the Company continued to own 9,193 common shares of TRH, representing approximately 13.9% of TRH's common shares issued, which were sold in March 2010 (Refer to Note 14). The Company had previously owned 33.2% of TRH. In addition, the Company recorded a capital contribution of $75,923 pursuant to the terms of a make whole agreement between the Company and AIG, whereby AIG agreed to contribute capital to the Company in an amount equal to the difference between the statutory carrying value of TRH and the consideration received by the Company for the sale of its shares. The Company also received a deemed contribution of approximately $157,679 pursuant to the Tax Sharing Agreement (Agreement) in connection with this sale. The Agreement provides that AIG will reimburse the Company for any current tax liabilities arising from the sale of an operating subsidiary during the term of the Credit Facility (refer to Note 5F), except amounts required to be remitted as Net Cash Proceeds, as defined in the Credit Facility. The Department issued a determination of non-control ruling relative to the Company's ownership of TRH. Accordingly, the Company's investment in TRH common stock has been reported as an unaffiliated investment in this financial statement and has been reported at fair value in accordance with SSAP No. 30, Investments in Common Stock. During 2010, the Company sold all but one hundred of the remaining shares of TRH and realized a profit of $463,417.

      Effective July 1, 2009, the 21st Century Personal Auto Group (PAG) was sold to Farmers Group, Inc. (FGI), a subsidiary of Zurich Financial Services Group for $1.9 billion. Of the $1.9 billion proceeds received by AIG member companies from the sale of the PAG entities to FGI, $0.2 billion was retained by Chartis U.S. Inc. as

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      consideration for the PAG entities it owned and $1.7 billion was provided to the Chartis U.S. insurance entities. American International Insurance Company (AIIC) was the lead company in the Personal Lines Pool which was the mechanism for sharing the PAG and the Private Client Group (PCG) business underwritten among the Personal Lines Pool members. PCG business was underwritten directly by member companies of the Personal Lines Pool as well as the insurance entities of Chartis U.S. Inc. not subject to this sale ("Chartis U.S. Inc. companies"). The PCG business written by Chartis U.S. Inc. companies was ceded 100% to AIIC as the pool lead. The total of the PCG business assumed by AIIC, the PCG business underwritten directly by Personal Lines Pool members, as well as the PAG business retained by AIIC ("net business of the Personal Lines Pool") was then subject to a 50% quota share to National Union. The Commercial Pool members participated in this business assumed by National Union at their stated pool percentages.

      In connection with this sale, various reinsurance agreements between the PAG companies and the Chartis U.S. Inc. companies (including the Company) were partially or fully commuted as of June 30, 2009. The major transactions are summarized below:

            1. The quota share reinsurance agreement between National Union and AIIC under which AIIC ceded 50% of the net business of the Personal Lines Pool to National Union was commuted as of June 30, 2009.

            2. All liabilities relating to existing PCG business that was written on a direct basis by members of the Personal Lines Pool were transferred to National Union under the terms of the PCG Business Reinsurance and Administration Agreement, effective June 30, 2009.

            3. All obligations and liabilities relating to the PCG business that was directly written and ceded by Chartis U.S. Inc. companies to AIIC under various quota share reinsurance agreements were commuted as of June 30, 2009.

      Following these transactions the Chartis U.S. Inc. companies settled all amounts due to AIIC in securities and cash totaling $871.9 million. The Company's share of this settlement was $293.3 million.

      The Chartis U.S. Inc. companies which owned 21st Century Insurance Group (a member company of PAG), recorded dividend income and a resulting intangible asset of approximately $527.5 million for the fair value of the PCG business, which was not subject to the PAG sale and was retained by the Chartis U.S. Inc. companies going forward. Additionally, capital contributions were received by the owners of 21st Century Insurance Group of $184.6 million from Chartis U.S. as part of the tax sharing agreement. The Company's share of these transactions was dividend income of $79.7 million and a capital contribution of $27.9 million.

      Following the sale of the PAG entities, which included the Company's ownership in 21st Century Insurance Group and AIG Hawaii Insurance Company, Inc., the Company received $182.6 million of the $1.7 billion of proceeds received by the Chartis U.S. Inc. companies. As a result of these transactions involving the sale of these PAG entities, the Company recorded a pre-tax loss of $14.5 million.

      AMERICAN HOME CANADIAN BRANCH NOVATION

      Effective November 1, 2008, the American Home Canadian Branch (the Branch) entered into an assumption reinsurance and asset purchase agreement with Chartis Insurance Company of Canada, (formerly AIG

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Commercial Insurance Company of Canada), under which the existing and inforce policies of insurance issued by the Branch were novated to Chartis Insurance Company of Canada. Subsequent to the transfer, the Branch ceased operations and was dissolved. The transaction has been accounted for at fair value in accordance with NAIC Statement of Statutory Accounting Principles (SSAP) No. 25, Accounting for and Disclosures about Transactions with Affiliates and Other Related Parties (SSAP 25) as it qualifies as an "economic transaction". The fair value of the liabilities assumed by Chartis Insurance Company of Canada are approximately $2,146,053. In connection with Chartis Insurance Company of Canada's assumption of such liabilities, the Branch transferred assets at fair value that, in total, equal the obligations assumed by Chartis Insurance Company of Canada less a balance representing intangible assets of approximately $75,693 which are being deferred and will be amortized over a 10 year period and netted within the Company's other assets. The release of the liabilities and the transfer of the investments to Chartis Insurance Company of Canada by the Branch have been accounted for in the Company's Statements of Cash Flows as benefit and loss related payments of $331,200 and proceeds from investments sold, matured or repaid, respectively, resulting in these cash flow line items increasing by $1,225,013. The following table summarizes the pre-tax gain recognized by the Company as a result of this transaction:

Description                                                         Amount
-----------------------------------------------------------      ------------
Loss from investments included in realized capital
 gains/losses                                                    $   (210,868)
Underwriting gain                                                      13,762
Other income (ceding commission)                                       14,276
Gain relating to foreign exchange included in other income            371,741
                                                                 ------------
Net pre-tax gain                                                 $    188,911
                                                                 ============

      In relation to and prior to this transaction, Chartis U.S. Inc. contributed capital to Chartis Insurance Company of Canada in the amount of approximately $964,000. Chartis U.S. Inc. obtained such funding via dividends paid by the following entities:

Company                                                            Dividend
-----------------------------------------------------------      ------------
National Union Fire Insurance Company of Pittsburgh, Pa.         $    299,000
American Home Assurance Company                                       170,000
Commerce and Industry Insurance Company                               103,000
Chartis Property Casualty Company                                     103,000
The Insurance Company of the State of Pennsylvania                    122,000
New Hampshire Insurance Company                                       167,000

      During the fourth quarter of 2008 and subsequent to this transaction, the Branch repatriated its remaining net assets of $921,000 to the Company. The Company subsequently utilized $691,000 of this repatriated amount to pay a dividend to Chartis U.S. Inc. of $691,000. Subsequently, Chartis U.S. Inc. contributed such funds to the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      following entities in consideration for the dividends paid to originally fund the transaction:

Company                                                      Capital Contribution
--------------------------------------------------------     --------------------
National Union Fire Insurance Company of Pittsburgh, Pa.         $    299,000
Chartis Property Casualty Company                                     103,000
The Insurance Company of the State of Pennsylvania                    122,000
New Hampshire Insurance Company                                       167,000

F. OTHER RELATED PARTY TRANSACTIONS

      The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2010 and 2009 between the Company and any affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2010 and 2009 and all capital contributions and dividends.

                                                                 ASSETS RECEIVED BY       ASSETS TRANSFERRED BY
                                                                    THE COMPANY                THE COMPANY
                                                             -------------------------  ------------------------
  DATE OF                                                      STATEMENT                 STATEMENT
TRANSACTION  EXPLANATION OF TRANSACTION  NAME OF AFFILIATE       VALUE     DESCRIPTION      VALUE    DESCRIPTION
-----------  --------------------------  ------------------  -------------------------  ------------------------
  02/12/10            Dividend           Chartis U.S., Inc.  $          -       -       $   300,000     Cash
  04/08/10            Dividend           Chartis U.S., Inc.             -       -             1,343     Cash
  Various     Capital contribution (a)   Chartis U.S., Inc.         5,322    In kind              -      -
  03/31/10      Capital contribution     Chartis U.S., Inc.         4,829    In kind              -      -
  12/31/10    Capital contribution (b)   Chartis U.S., Inc.     1,937,124   Receivable            -      -
  06/24/10       Sale of securities        National Union         708,005     Cash          708,005  Securities

--------------
(a)   Capital contributions in lieu of Tax Sharing agreement

(b)   Capital contribution was received on February 25, 2011 (Refer to Note 13)

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

                                                                  Assets Received by       Assets Transferred by
                                                                     the Company                the Company
                                                               ------------------------  ------------------------
  Date of                                                       Statement                 Statement
Transaction   Explanation of Transaction   Name of Affiliate      Value     Description     Value     Description
-----------  ----------------------------  ------------------  -----------  -----------  -----------  -----------
 06/30/09      Capital contribution (c)    Chartis U.S., Inc.  $       948    In kind    $         -       -
 06/30/09      Capital contribution (a)    Chartis U.S., Inc.       75,923      Cash               -       -
 06/30/09    Capital contribution (a) (c)  Chartis U.S., Inc.      157,679    In kind              -       -
 12/31/09      Capital contribution (c)    Chartis U.S., Inc.       58,930    In kind              -       -
 06/30/09        Capital contribution      Chartis U.S., Inc.       15,495      Cash               -       -
 07/01/09      Capital contribution (b)    Chartis U.S., Inc.       27,886    In kind              -       -
 12/31/09        Capital contribution      Chartis U.S., Inc.        6,425    In kind              -       -
 06/22/09       Purchases of security        National Union        573,629      Bonds        573,629      Cash
 10/30/09       Purchases of security            AIGSL             133,979      Bonds        133,979      Cash
 07/01/09           Sale of bonds                 AIIC             219,257      Cash         219,257     Bonds

----------------
(a) Sale of Transatlantic Holdings, Inc. (TRH) - make whole agreement and tax sharing agreement

(b)   Sale of Personal Auto Group

(c)   Capital contributions in lieu of Tax Sharing Agreement

      AIGSL : AIG Security Lending

In the ordinary course of business, the Company utilizes its affiliates for data center systems, investment services, salvage and subrogation, and claims management. The following table summarizes transactions (excluding reinsurance and cost allocation transactions) that occurred during 2010, 2009 and 2008 between the Company and affiliated companies that exceeded one-half of one percent of the Company's admitted assets as of December 31, 2010, 2009 and 2008:

FOR THE YEARS ENDED DECEMBER 31,                               2010         2009         2008
--------------------------------                            ----------   ----------   ----------
Chartis Claims, Inc.                                        $  245,427   $  255,941   $  254,033
                                                            ----------   ----------   ----------
   TOTAL                                                    $  245,427   $  255,941   $  254,033
                                                            ==========   ==========   ==========

As of December 31, 2010 and 2009, short-term investments included amounts invested in the AIG Managed Money Market Fund of $1,881,287 and $1,291,310, respectively.

Federal and foreign income taxes (payable to) recoverable from affiliates as of December 31, 2010 and 2009 amounted to $(60,666) and $366,126, respectively.

At December 31, 2010 and 2009, the amount due (to)/from National Union, as the lead company of the intercompany pool, was $(121,756) and $90,429, respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

During 2009 and 2008, the Company sold premium receivables without recourse to AI Credit Corporation (AICC) (a formerly wholly owned AIG subsidiary) and recorded losses on these transactions as follows:

AS OF DECEMBER 31,                                             2009         2008
------------------------------------                        ----------   ----------
Accounts receivable sold                                    $   27,148   $   71,679
Losses recorded                                                    639        1,842

AICC was purchased by an unaffiliated third party during 2009 and the outstanding receivables were sold by AICC to Risk Specialists Companies Insurance Agency, Inc. The Company did not sell any additional premiums receivable balances after the sale of AICC.

As of December 31, 2010 and 2009, the Company had the following balances receivable/payable from/to its affiliates (excluding reinsurance transactions):


AS OF DECEMBER 31,                                             2010         2009
-------------------------------------------------------     ----------   ----------
Capital contributions receivable from Chartis U.S. Inc.     $1,937,124   $        -
Balances with pool member companies                             31,954       90,429
Balances less than 0.5% of admitted assets                      23,175          406
                                                            ----------   ----------
RECEIVABLE FROM PARENT, SUBSIDIARIES AND AFFILIATES         $1,992,253   $   90,835
                                                            ==========   ==========

Balances with pool member companies                         $  122,198   $   21,373
Balances less than 0.5% of admitted assets                      82,128       49,295
                                                            ----------   ----------
PAYABLE TO PARENT, SUBSIDIARIES AND AFFILIATES              $  204,326   $   70,668
                                                            ==========   ==========

On March 31, 2005 the Company and certain of its affiliates entered into a settlement agreement with an insured to release all the asbestos claims and other products coverage potentially available under the applicable insurance policies by making specified payments to the insured on a quarterly basis from March 2005 to December 2016. Between March 31, 2006 and March 25, 2008 the insured entered into a series of receivable sale agreements with AICC whereby AICC purchased the insured's March 2006 to December 2016 receivables of $365,000 for $278,930. The Company did not reduce its loss reserves for the agreements between the insured and AICC.

On October 27, 2009 AIG Funding, Inc. (AIGF) entered into an assignment and assumption agreement with AICC whereby AIGF assumed the remaining outstanding receivables from AICC, at net book value, as a partial payment against outstanding intercompany loan principal balances owed to AIGF by AICC. The amount, at net book value, was $225,962. Refer to Notes 3, 4, 6, 7, 8, 9, 10 and 13 for other disclosures on transactions with related parties.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

G. EVENTS OCCURRING AT THE AIG LEVEL

In September 2008, AIG experienced a severe strain on its liquidity that resulted in AIG, on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York (the "FRBNY"). The credit facility obligations were guaranteed by certain subsidiaries of AIG and the obligations were secured by a pledge of certain assets of AIG and its subsidiaries. Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share (the "Series C Preferred Stock"), to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury (the "Trust"). In November 2008 and April 2009, AIG issued preferred securities to the United States Department of the Treasury ("Department of the Treasury") under the Troubled Asset Relief Program ("TARP").

On January 14, 2011, AIG completed a series of integrated transactions (the "Recapitalization") with the FRBNY, the Department of the Treasury, and the Trust to recapitalize AIG. As part of the Recapitalization, AIG repaid to the FRBNY approximately $21 billion in cash, representing complete repayment of all amounts owing under the FRBNY credit facility, and the FRBNY credit facility was terminated. In addition, (i) the shares of the Series C Preferred Stock held by the Trust were exchanged for 562,868,096 shares of AIG common stock and were subsequently transferred by the Trust to the Department of the Treasury; (ii) the shares of AIG's Series E Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for 924,546,133 shares of AIG common stock; and (iii) the shares of AIG's Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock, par value $5.00 per share, held by the Department of the Treasury were exchanged for (a) preferred interests in two special purpose vehicles, (b) 20,000 shares of AIG's Series G Cumulative Mandatory Convertible Preferred Stock, par value $5.00 per share, a new series of TARP preferred stock, and (c) 167,623,733 shares of AIG common stock. As a result of the Recapitalization, the Department of the Treasury held 1,655,037,962 shares of newly issued AIG common stock, representing ownership of approximately 92 percent of the outstanding AIG common stock at December 31, 2010. After the share exchange and distribution were completed, the Trust terminated pursuant to the terms and conditions of the agreement that established the Trust. It is expected that over time the Department of the Treasury will sell its shares of AIG common stock on the open market.

NOTE 6 - REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with affiliates and other companies. Such arrangements serve to limit the Company's maximum loss on catastrophes, large and unusually hazardous risks. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for its respective participation in such defaulted amounts. The Company purchased catastrophe excess of loss reinsurance covers protecting its net exposures from an excessive loss arising from property insurance losses and excessive losses in the event of a catastrophe under workers' compensation contracts issued without limit of loss.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

During 2010, 2009 and 2008, the Company's net premiums written and net premiums earned were comprised of the following:

                                                  2010                         2009                         2008
                                        --------------------------   --------------------------   --------------------------
FOR THE YEARS ENDED DECEMBER 31,          WRITTEN        EARNED        WRITTEN        EARNED        WRITTEN        EARNED
----------------------------------      -----------   ------------   -----------   ------------   -----------   ------------
Direct premiums                         $ 1,471,932   $  1,494,653   $ 2,181,231   $  2,429,839   $ 3,003,169   $  4,553,852
Reinsurance premiums assumed:
   Affiliates                             6,775,226      7,113,494     7,553,633      8,250,685     9,358,318     10,173,382
   Non-affiliates                            64,497         37,427        51,887         46,888       166,239        238,591
                                        -----------   ------------   -----------   ------------   -----------   ------------
     GROSS PREMIUMS                       8,311,655      8,645,574     9,786,751     10,727,412    12,527,726     14,965,825
                                        -----------   ------------   -----------   ------------   -----------   ------------
Reinsurance premiums ceded:
   Affiliates                             1,574,099      1,537,046     2,624,677      3,172,378     4,663,334      6,541,514
   Non-affiliates                         1,542,184      1,459,764     1,099,681      1,200,489     1,018,383      1,031,090
                                        -----------   ------------   -----------   ------------   -----------   ------------
     NET PREMIUMS                       $ 5,195,372   $  5,648,764   $ 6,062,393   $  6,354,545   $ 6,846,009   $  7,393,221
                                        ===========   ============   ===========   ============   ===========   ============

The maximum amount of return commissions which would have been due reinsurers if all of the Company's reinsurance had been cancelled as of December 31, 2010 and 2009 with the return of the unearned premium reserve is as follows:

                                            ASSUMED REINSURANCE           CEDED REINSURANCE                  NET
                                        --------------------------   --------------------------   --------------------------
                                          UNEARNED                     UNEARNED                    UNEARNED
                                          PREMIUM      COMMISSION      PREMIUM      COMMISSION      PREMIUM      COMMISSION
                                          RESERVES       EQUITY        RESERVES       EQUITY        RESERVES       EQUITY
                                        -----------   ------------   -----------   ------------   -----------   ------------
DECEMBER 31, 2010
   Affiliates                           $ 3,758,923   $    421,024   $   924,159   $    129,587   $ 2,834,764   $    291,437
   Non-affiliates                            37,720          4,225       462,613         64,868      (424,893)       (60,643)
                                        -----------   ------------   -----------   ------------   -----------   ------------
   TOTALS                               $ 3,796,643   $    425,249   $ 1,386,772   $    194,455   $ 2,409,871   $    230,794
                                        ===========   ============   ===========   ============   ===========   ============

DECEMBER 31, 2009
   Affiliates                           $ 4,097,191   $    529,996   $   887,195   $    136,990   $ 3,209,996   $    393,006
   Non-affiliates                            10,657          1,378       380,113         58,692      (369,456)       (57,314)
                                        -----------   ------------   -----------   ------------   -----------   ------------
   TOTALS                               $ 4,107,848   $    531,374   $ 1,267,308   $    195,682   $ 2,840,540   $    335,692
                                        ===========   ============   ===========   ============   ===========   ============

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

As of December 31, 2010 and 2009 and for the years then ended, the Company's unearned premium reserves, paid losses and LAE, and reserves for losses and LAE (including IBNR), have been reduced for reinsurance ceded as follows:

                                          UNEARNED     PAID LOSSES   RESERVES FOR
                                          PREMIUM         AND         LOSSES AND
                                          RESERVES        LAE            LAE
                                        -----------   ------------   ------------
DECEMBER 31, 2010
   Affiliates                           $   924,159   $    131,717   $ 10,701,691
   Non-affiliates                           462,613        301,588      3,194,427
                                        -----------   ------------   ------------
   TOTAL                                $ 1,386,772   $    433,305   $ 13,896,118
                                        ===========   ============   ============
DECEMBER 31, 2009
   Affiliates                           $   887,195   $    172,560   $ 12,759,773
   Non-affiliates                           380,113        332,178      2,970,212
                                        -----------   ------------   ------------
   TOTAL                                $ 1,267,308   $    504,738   $ 15,729,985
                                        ===========   ============   ============

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The Company's unsecured reinsurance recoverables as of December 31, 2010 in excess of 3.0% of its capital and surplus is set forth in the table below:

                                                        NAIC CO.
REINSURER                                                 CODE         2010
----------------------------------------------------    --------   ------------
Affiliates:
   National Union Pool                                        -    $ 10,662,228
   AIU Insurance Company                                  19399         106,738
   American International Life Assurance Co. NY (US)      60607           2,182
   American International Reinsurance Co. Ltd                 -          32,012
   Chartis Specialty Insurance Company                    26883           3,617
   Ascot Syndicate Lloyd's 1414                               -           1,571
   Chartis Europe S.A.                                        -          18,031
   Chartis Insurance Company Of Canada                        -           5,493
   Chartis Insurance UK Ltd                                   -           9,551
   Chartis Overseas Ltd.                                      -         576,590
   Chartis Select Insurance Company                       10932           3,661
   Lexington Insurance Company                            19437          15,064
   United Guaranty Insurance Company                      11715          32,526
   Other affiliates below $1.0 million                        -           4,562
                                                        --------   ------------
      TOTAL AFFILIATES                                               11,473,826
                                                        --------   ------------
Non-Affiliates:
   Transatlantic Reinsurance Company                      19453         288,162
                                                        --------   ------------
        TOTAL TRANSATLANTIC GROUP                                       288,162
                                                        --------   ------------
   Lloyd's Syndicate                                          -         218,521
   Munich Re Group                                            -         245,130
   Swiss Re Group                                             -         260,870
                                                        --------   ------------
      TOTAL NON-AFFILIATES                                            1,012,683
                                                        --------   ------------
 TOTAL AFFILIATES AND NON-AFFILIATES                               $ 12,486,509
                                                        ========   ============

During 2010, 2009 and 2008, the Company reported in its Statements of Income statutory losses of $135,317, $10,863 and $165, respectively, as a result of losses incurred from commutations with the following reinsurers. The 2010 loss was comprised of losses incurred $135,412, commissions incurred $(98) and premiums earned $(3); the 2009 and 2008 losses were from losses incurred.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

COMPANY                                                         2010       2009       2008
-----------------------------------------------------        ---------   --------   ---------
American International Reinsurance Company, Ltd. (a)         $ 131,629   $ 10,284   $       -
Continental Casualty Company                                     1,270          -           -
Reliastar Life Insurance Company                                 1,296
Other reinsurers below $1 million                                1,122        579         165
                                                             ---------   --------   ---------
TOTAL                                                        $ 135,317   $ 10,863   $     165
                                                             =========   ========   =========

---------------
(a) Effective April 1, 2010, National Union commuted a multi year reinsurance agreement with AIRCO. The commutation resulted in the members of the Commercial Pool recapturing loss and LAE reserves of $2,576,715 in exchange for consideration of $2,211,079, resulting in a loss of $365,636, which was pooled in accordance with the pooling agreement. The commutation was approved by the New York and Pennsylvania Insurance Departments. The Company recorded its share of these transactions based upon its stated pool percentage as follows:

                                                           COMPANY'S POOLED
                                               TOTAL          ALLOCATION
                                            -----------    ----------------
Liabilities:
   Outstanding losses                       $ 2,576,715    $        927,617
                                            ===========    ================
P&L:
   Paid losses                                  365,636             131,629
                                            ===========    ================
   Net cash                                 $ 2,211,079    $        795,988
                                            ===========    ================

As of December 31, 2010 and 2009, the Company had reinsurance recoverables on paid losses in dispute of $115,859 and $128,137, respectively.

During 2010, 2009 and 2008, the Company (wrote off)/recovered related reinsurance recoverable balances of $(1,224), $8,952 and $(4,906), respectively.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

As described in Note 5, the Company is party to an inter-company pooling agreement. In the ordinary course of business, the Company also assumes business, primarily from affiliated entities. As of December 31, 2010 and 2009, the Company's premium receivable and losses payable on assumed business are as follows:

                           2010                                   AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------    ----------   -------------   ---------
Premiums in course of collection                                 $  146,906   $      11,982   $ 158,888
Reinsurance payable on paid loss and loss adjustment expenses       150,327           4,755     155,082

                           2009                                   AFFILIATE   NON-AFFILIATE     TOTAL
-------------------------------------------------------------    ----------   -------------   ---------
Premiums in course of collection                                 $  174,732   $      25,010   $ 199,742
Reinsurance payable on paid loss and loss adjustment expenses       220,141          11,835     231,976

The primary components of the affiliated assumed reinsurance balances summarized above, and excluding members of the Commercial Pool, relate to reinsurance agreements with the following:

                                                           2010                                 2009
                                          -----------------------------------   -----------------------------------
                                          PREMIUMS IN    REINSURANCE PAYABLE    PREMIUMS IN    REINSURANCE PAYABLE
                                           COURSE OF    ON PAID LOSS AND LOSS    COURSE OF    ON PAID LOSS AND LOSS
                                           COLLECTION    ADJUSTMENT EXPENSES     COLLECTION    ADJUSTMENT EXPENSES
                                          -----------   ---------------------   -----------   ---------------------
Lexington Insurance Co.                    $  16,421         $   17,730          $  20,696         $   18,815
United Guaranty Residential Ins. Co.             245             20,558                488                  -
National Union Ins. Co. of Vermont                47             15,310             (7,003)            15,404
Chartis Insurance UK Ltd.                     11,225              4,051              8,298              4,247
Chartis Europe SA                              7,544             11,977              1,734                  -
Chartis Overseas Ltd.                         14,735             20,053             11,317              8,778
Chartis Ins. Co. of Puerto Rico               10,632                310                989                399
Chartis Specialty Ins. Co.                       388                597             42,721             75,872

Effective January 1, 2010, Chartis Specialty Insurance Company (Chartis Specialty) commuted its quota share and stop loss reinsurance agreements with National Union. In accordance with the commutation agreement, National Union transferred cash and securities totaling $4,041,671 to Chartis Specialty. This amount was net of a ceding commission

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

of $220,094. The Company recorded its share of these transactions based upon its stated pool percentage and reported the net impact on its financial statements from these transactions as follows:

                                                           COMPANY'S POOLED
                                               TOTAL          ALLOCATION
                                            -----------    ----------------
Liabilities:
   Outstanding losses                       $ 3,278,251    $      1,180,170
   Unearned premium reserves                    933,787             336,163
   Other                                         49,727              17,902
                                            -----------    ----------------
                                              4,261,765           1,534,235
                                            -----------    ----------------
P&L:
   Ceding commission                            220,094              79,234
                                            -----------    ----------------
                                            $ 4,041,671    $      1,455,001
                                            ===========    ================

NOTE 7 - DEPOSIT ACCOUNTING ASSETS AND LIABILITIES

Certain of the products offered by the Company include funding components or have been structured in a manner such that little or no insurance risk is transferred. Funds received in connection with these arrangements are recorded as deposit liabilities, rather than premiums and incurred losses. In addition, the Company has entered into several ceded reinsurance arrangements, both treaty and facultative, which were determined to be deposit agreements. Conversely, funds paid in connection with these arrangements are recorded as deposit assets, rather than as ceded premiums and ceded incurred losses.

As of December 31, 2010 and 2009, the Company's deposit assets and liabilities were comprised of the following:

                                                                   DEPOSIT        DEPOSIT       FUNDS HELD      FUNDS HELD
                                                                   ASSETS       LIABILITIES       ASSETS       LIABILITIES
                                                                ------------    -----------    ------------    -----------
DECEMBER 31, 2010:
   Direct                                                       $          -    $   100,648    $          -    $         -
   Assumed                                                                 -         89,243          88,515              -
   Ceded                                                                 686              -               -            990
                                                                ------------    -----------    ------------    -----------
   TOTAL                                                        $        686    $   189,891    $     88,515    $       990
                                                                ============    ===========    ============    ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

                                                                   DEPOSIT        DEPOSIT       FUNDS HELD      FUNDS HELD
                                                                   ASSETS       LIABILITIES       ASSETS       LIABILITIES
                                                                ------------    -----------    ------------    -----------
DECEMBER 31, 2009:
   Direct                                                       $          -    $    88,466    $          -    $         -
   Assumed                                                                 -         90,013          88,515              -
   Ceded                                                               1,595              -               -              -
                                                                ------------    -----------    ------------    -----------
   TOTAL                                                        $      1,595    $   178,479    $     88,515    $         -
                                                                ============    ===========    ============    ===========

A reconciliation of the Company's deposit asset and deposit liabilities as of December 31, 2010 and 2009 is set forth in the table below:

                                                                             2010                         2009
                                                                ---------------------------    ---------------------------
                                                                   DEPOSIT        DEPOSIT         DEPOSIT        DEPOSIT
                                                                   ASSETS       LIABILITIES       ASSETS       LIABILITIES
                                                                ------------    -----------    ------------    -----------
BALANCE AT JANUARY 1                                            $      1,595    $   178,479    $    530,085    $   188,303
   Deposit activity, including loss recoveries                        (1,622)         8,358        (592,772)        (7,962)
   Interest income or expense, net of amortization of margin             713          3,054          24,465         (1,862)
   Non-admitted asset portion                                              -              -          39,817              -
                                                                ------------    -----------    ------------    -----------
BALANCE AS OF DECEMBER 31                                       $        686    $   189,891    $      1,595    $   178,479
                                                                ============    ===========    ============    ===========

                                                                             2010                         2009
                                                                ---------------------------    ---------------------------
                                                                 FUNDS HELD      FUNDS HELD     FUNDS HELD      FUNDS HELD
                                                                   ASSETS       LIABILITIES       ASSETS       LIABILITIES
                                                                ------------    -----------    ------------    -----------
BALANCE AT JANUARY 1                                            $     88,515    $         -    $     88,515    $   484,067
   Contributions                                                           -            990               -            357
   Withdrawals                                                             -              -               -       (505,878)
   Interest                                                                -              -               -         21,454
                                                                ------------    -----------    ------------    -----------
BALANCE AS OF DECEMBER 31                                       $     88,515    $       990    $     88,515    $         -
                                                                ============    ===========    ============    ===========

The Company also reinsures risks and assumes reinsurance from other affiliates. As agreed upon with NY SAP, transactions with Union Excess Reinsurance Company Ltd. (Union Excess) are treated as affiliated.

On December 16, 2009, all contracts ceded by the Company directly or indirectly to Union Excess were commuted and the net balances among all the parties have been settled. As a result of such settlement of balances, the Company received net cash of $43,838, securities of $2,289, and the release of $287,133 of funds held liabilities for the settlement of deposit assets of $385,967 with a non-admitted portion of $39,817. Also, during 2009, loss recoveries from Union Excess resulted in decreases in deposit assets and funds held liabilities of $218,745. The net effect of these transactions was to reduce surplus to policyholders by $(12,890).

The Company also holds a note from Union Excess in the amount of $37,009. The note is secured by the proceeds of a

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

certain swap transaction between Union Excess and Starr International Company, Inc. (SICO). SICO is contesting liability under the swap; as such, the Company has provided a 100% valuation allowance.

During 2008, the Company commuted deposit balances of $47,290 with a participant in the Union Excess reinsurance programs, resulting in no gain or loss to the Company, and balances of $141,711 with European Reinsurance Company Ltd., resulting in a loss of $2,323.

NOTE 8 - FEDERAL INCOME TAXES

The Company files a consolidated U.S. federal income tax return with the Ultimate Parent, AIG. AIG's domestic subsidiaries can be found on Schedule Y of the Company's annual statement.

The Company has a written tax sharing agreement with Chartis, Inc. ("Subgroup Parent"), which was amended, effective January 1, 2010, which provides that Subgroup Parent will not charge the Company a greater portion of the consolidated tax liability than would have been paid by the Company if it had filed a separate federal income tax return. Subgroup Parent also has a separate tax sharing agreement with AIG ("Parent") , which provides that AIG will not charge Subgroup Parent a greater portion of the consolidated tax liability than would have been paid by the Chartis Subgroup if it had filed a separate federal income tax return. Additionally, the Company's amended tax sharing agreement contains the following significant requirements:

      - A tax Subgroup was formed with Chartis, Inc. as the Subgroup Parent. The Company will settle inter-company income taxes with the Subgroup Parent as if the Company were filing its own separate federal income tax return. Any net liability will be settled with the Subgroup Parent in accordance with federal estimated tax payment requirements with final payments/refunds paid within 30 days after Subgroup Parent makes or receives a final payment to or receipt of refund from Parent.

      - Any tax realized by the Company from triggering a deferred inter-company gain (as determined under Treasury regulation Section 1.1502-13) in which no consideration was received will be paid by the Subgroup Parent.

      - Chartis, Inc. assumes the Company's Tax Reserves in a deemed capital contribution transaction. Tax Reserves mean any liability recorded in accordance with Financial Accounting Standards Board Interpretation No. 48 -- Accounting for Uncertainty in Income Taxes (FIN 48) and any tax liability recorded as the result of an agreed upon adjustment with the tax authorities, except ones arising as a result of errors or omissions.

      - In accordance with N.Y. Department of Insurance Circular Letter 1979-33, Subgroup Parent shall establish and maintain an escrow account for amounts where the Company's separate return liability exceeds the consolidated tax liability of the Parent group.

The Company had a prior tax sharing agreement in place during the 2008 and 2009 years with Chartis, Inc. The key differences between the 2008/2009 tax sharing agreement and the 2010 tax sharing agreement are: (i) the Company had

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

to pay its separate federal income tax liability without taking into account tax credits, whereas they may take into account tax credits under the 2010 tax sharing agreement; (ii) the Company did not have to pay for any tax arising from gains from Qualifying Transactions (which were defined as deferred intercompany gains as defined in Treas. Reg. Section 1502-13 from the sale of stock or substantially all the assets of an operating subsidiary), whereas the 2010 agreement only exempts for deferred intercompany transactions for which no consideration was received; (iii) the Company did not have to pay any tax arising from Asset Sales (which were defined in the FRBNY credit facility between AIG and the Federal Reserve), so long as the net proceeds were remitted to AIG, whereas the 2010 agreement deletes references to Asset Sales since AIG repaid its obligations to FRBNY under the credit facility and (iv) the Company was paid for the use by the Subgroup of the Company's excess attributes that were utilized by the Subgroup, but under the 2010 agreement, the Company must be able to utilize the asset on its own separate company liability basis.

The federal income tax recoverable/payable in the accompanying statement of admitted assets, liabilities, capital and surplus are due to/from Chartis Inc. The statutory U.S. federal income tax rate is 35% at December 31, 2010.

The components of the Company's net deferred tax assets/liabilities ("DTA"/"DTL") as of December 31, 2010 and 2009 are as follows:

                                 DECEMBER 31, 2010                   DECEMBER 31, 2009                         CHANGE
                      ------------------------------------  ------------------------------------  ---------------------------------
DESCRIPTION            ORDINARY     CAPITAL       TOTAL       ORDINARY     CAPITAL      TOTAL      ORDINARY    CAPITAL     TOTAL
--------------------- -----------  ----------  -----------  -----------  ----------  -----------  ----------  ---------  ----------
Gross deferred tax
 assets               $ 1,501,814  $  265,330  $ 1,767,144  $ 1,123,977  $  302,067  $ 1,426,044  $  377,837  $ (36,737) $  341,100
Statutory valuation
 allowance adjustment     633,968     131,367      765,335            -           -            -     633,968    131,367     765,335
                      -----------  ----------  -----------  -----------  ----------  -----------  ----------  ---------  ----------
Adjusted Gross
 Deferred Tax Assets      867,846     133,963    1,001,809    1,123,977     302,067    1,426,044    (256,131)  (168,104)   (424,235)
Gross deferred tax
 liabilities              (67,312)   (133,963)    (201,275)     (42,638)   (194,630)    (237,268)    (24,674)    60,667      35,993
                      -----------  ----------  -----------  -----------  ----------  -----------  ----------  ---------  ----------
Net deferred tax
 asset/(liabilities)      800,534           -      800,534    1,081,339     107,437    1,188,776    (280,805)  (107,437)   (388,242)
Deferred tax assets
 non-admitted             (17,769)          -      (17,769)    (371,493)   (107,437)    (478,930)    353,724    107,437     461,161
                      -----------  ----------  -----------  -----------  ----------  -----------  ----------  ---------  ----------
Net admitted deferred
 tax assets           $   782,765  $        -  $   782,765  $   709,846  $        -  $   709,846  $   72,919  $       -  $   72,919
                      ===========  ==========  ===========  ===========  ==========  ===========  ==========  =========  ==========

The Company has elected to admit DTAs pursuant to paragraph 10.e. It recorded an increase in admitted DTAs as the result of its election to employ the provision of Paragraph 10.e. as follows:

                                 DECEMBER 31, 2010               DECEMBER 31, 2009                   CHANGE
                          ------------------------------  -----------------------------  --------------------------------
DESCRIPTION               ORDINARY   CAPITAL     TOTAL     ORDINARY  CAPITAL    TOTAL    ORDINARY    CAPITAL      TOTAL
------------------------  ---------  -------   ---------  ---------  -------  ---------  ---------   -------    ---------
Increase in DTA that
 reverse in subsequent
 three calendar years
 that are carried back
 to recoup taxes          $       -  $     -   $       -  $       -  $     -  $       -  $       -   $     -    $       -
Increase in DTA from
 the lesser of
 adjusted gross DTAs
 realizable within 36
 months or 15% of
 statutory surplus          260,922         -    260,922    272,916        -    272,916    (11,994)        -      (11,994)
Increase in DTA from
 adjusted gross DTAs
 that can be offset
 against DTLs                     -        -           -          -        -          -          -         -            -
                          ---------  -------   ---------  ---------  -------  ---------  ---------   -------    ---------
Total Increase in DTA
 admitted pursuant to
 Paragraph 10.e           $ 260,922  $     -   $ 260,922  $ 272,916  $     -  $ 272,916  $ (11,994)  $     -    $ (11,994)
                          =========  =======   =========  =========  =======  =========  =========   =======    =========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation resulting from the use of paragraph 10.a., 10.b., 10.c., 10.e. are as follows:

                                  DECEMBER 31, 2010                   DECEMBER 31, 2009                        CHANGE
                          ----------------------------------  ----------------------------------  --------------------------------
DESCRIPTION                ORDINARY   CAPITAL      TOTAL      ORDINARY     CAPITAL      TOTAL     ORDINARY     CAPITAL     TOTAL
------------------------- ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Carried back losses
  that reverse in
  subsequent calendar
  year                    $       -  $        -  $         -  $  73,903  $   53,031  $   126,934  $ (73,903) $  (53,031) $(126,934)
 The lesser of adjusted
  gross DTAs realizable
  within 12 months or
  10% of statutory
  surplus                   521,844           -      521,844    309,996           -      309,996    211,848           -    211,848
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Adjusted gross DTAs
  that can be offset
  against DTLs               67,312     133,963      201,275     42,638     194,630      237,268     24,674     (60,667)   (35,993)
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Total DTA admitted to
  Paragraphs 10.a, 10.b
  and 10.c                  589,156     133,963      723,119    426,537     247,661      674,198    162,619    (113,698)    48,921
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------

Admission Calculation
 Components
SSAP 10R, Paragraph 10.e

 Carried back losses
  that reverse in
  subsequent three
  calendar years                  -           -            -          -           -            -          -           -          -
 The lesser of adjusted
  gross DTAs realizable
  within 36 months or 15%
  of statutory surplus      260,922           -      260,922    272,916          --      272,916    (11,994)          -    (11,994)
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Adjusted gross DTAs
  that can be offset
  against DTLs                    -           -            -          -           -            -          -           -          -
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Total DTA admitted
  pursuant to
  Paragraph 10.e            260,922           -      260,922    272,916           -      272,916    (11,994)          -    (11,994)
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------

 Total DTA Admitted
  Under SSAP 10R            850,077     133,963      984,040    699,453     247,661      947,114    150,624    (113,698)    36,926
 Total DTL                  (67,312)   (133,963)    (201,275)   (42,638)   (194,630)    (237,268)   (24,674)     60,667     35,993
                          ---------  ----------  -----------  ---------  ----------  -----------  ---------  ----------  ---------
 Net Admitted DTA         $ 782,765  $        -  $   782,765  $ 656,815  $   53,031  $   709,846  $ 125,950  $  (53,031) $  72,919
                          =========  ==========  ===========  =========  ==========  ===========  =========  ==========  =========

 Used in SSAP 10R,
  Par. 10 d

 Total adjusted capital           -           -    6,376,918          -           -    5,455,355          -           -    921,563
                                                 -----------                         -----------                         ---------
 Authorized Control Level         -           -    1,524,909          -           -    1,347,179          -           -    177,730
                                                 ===========                         ===========                         =========

The following table provides the Company's assets, capital and surplus, and RBC information with the DTA calculated under SSAP No. 10R paragraphs 10(a) to 10(c) and the additional DTA determined under SSAP No. 10R paragraph 10e:

                              DECEMBER 31, 2010               DECEMBER 31, 2009                  CHANGE
                        ------------------------------ ------------------------------- --------------------------------
DESCRIPTION             ORDINARY  CAPITAL    TOTAL     ORDINARY  CAPITAL     TOTAL     ORDINARY   CAPITAL      TOTAL
----------------------- --------- ------- ------------ --------- -------- ------------ --------- ---------  -----------
SSAP 10R, Paragraphs
10.a, 10.b, and 10.c

 Admitted deferred
  tax assets            $ 521,844 $     - $    521,844 $ 383,899 $ 53,031 $    436,930 $ 137,945 $ (53,031) $    84,913
 Admitted assets                -       -   26,155,673         -        -   24,730,012         -         -    1,425,661
 Adjusted statutory
  surplus                       -       -    6,412,177         -        -    5,599,438         -         -      812,739
 Total adjusted capital
  from DTA                      -       -    6,412,177         -        -    5,599,438         -         -      812,739

Increases due to
 SSAP 10R,
 Paragraph 10.e

 Admitted deferred
  tax assets              782,765       -      782,765   656,815   53,031      709,846   125,950   (53,031)      72,919
 Admitted assets                -       -   26,416,595         -        -   25,002,928         -         -    1,413,667
 Statutory surplus              -       - $  6,673,099         -        - $  5,872,354         -         -  $   800,745

The Company has employed tax planning strategies in determining the amount of adjusted gross and net admitted deferred tax assets. Tax planning strategies increased ordinary adjusted gross DTAs by $867,846 and net admitted DTAs to $782,765. Tax planning strategies increased capital adjusted gross DTAs by $133,963, but had no impact upon net admitted capital DTAs, all of which were non-admitted.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

During 2010, 2009 and 2008, the Company's current income tax expense/(benefit) was comprised of the following:

For the years ended December 31,             2010         2009       2008
-----------------------------------------  ---------   ---------   ---------
Federal Income Tax                         $(142,812)  $(215,953)  $ 135,559
Foreign Income Tax                            (5,462)     37,836           -
                                           ---------   ---------   ---------
     Subtotal                               (148,274)   (178,117)    135,559
Federal Income Tax on Net Capital Gains      169,323      57,389    (270,995)
Other - Including Return to Provision          6,354      55,810      99,679
                                           ---------   ---------   ---------
Federal and Foreign Income Taxes Incurred  $  27,403   $ (64,918)  $ (35,757)
                                           =========   =========   =========

The composition of the Company's net deferred tax assets as of December 31, 2010 and 2009, along with the changes in deferred income taxes for 2010, is set forth in the table below:

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Deferred tax assets:

Ordinary                                                2010          2009        CHANGE
                                                    -----------   -----------   -----------
     Loss Reserve Discount                          $   488,039   $   452,188   $    35,851
     Non-Admitted Assets                                146,586       203,317       (56,731)
     Unearned Premium Reserve                           224,940       256,677       (31,737)
     Partnerships                                             -         9,328        (9,328)
     Bad Debt Expense                                    88,502       104,852       (16,350)
     Goodwill & deferred revenue                         29,941        28,770         1,171
     Net Operating loss                                 376,835             -       376,835
     Foreign tax credits                                 99,895        37,573        62,322
     Deferred Tax on Foreign entities                    38,621        20,505        18,116
     Other Temporary difference                           8,455        10,767        (2,312)
                                                    -----------   -----------   -----------
        Subtotal                                      1,501,814     1,123,977       377,837

Statutory valuation allowance adjustment               (633,968)            -      (633,968)
Non-admitted                                            (17,769)     (371,493)      353,724
                                                    -----------   -----------   -----------

Admitted ordinary deferred tax assets                   850,077       752,484        97,593
                                                    -----------   -----------   -----------

Capital

     Investments Writedown                              149,630       166,546       (16,916)
     Unrealized capital losses                           87,003       104,640       (17,637)
     Deferred intercompany loss                          28,697        29,642          (945)
     Other Temporary difference                               -         1,239        (1,239)
                                                    -----------   -----------   -----------
        Subtotal                                        265,330       302,067       (36,737)
Statutory valuation allowance adjustment               (131,367)            -      (131,367)
Non-admitted                                                  -      (107,437)      107,437
                                                    -----------   -----------   -----------

Admitted capital deferred tax assets                    133,963       194,630       (60,667)
                                                    -----------   -----------   -----------

                                                    -----------   -----------   -----------
TOTAL ADMITTED DEFERRED TAX ASSETS                  $   984,040   $   947,114   $    36,926
                                                    ===========   ===========   ===========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Deferred tax liabilities:

Ordinary                                                               2010       2009       CHANGE
                                                                    ---------   ---------   ---------
     Investments                                                    $ (17,160)  $ (10,014)  $  (7,146)
     Fixed assets                                                           -     (15,120)     15,120
     Other (including items <5% of total ordinary tax liabilities)    (50,152)    (17,504)    (32,648)
                                                                    ---------   ---------   ---------
         Subtotal                                                     (67,312)    (42,638)    (24,674)

Capital

     Unrealized capital gains                                        (133,963)   (193,701)     59,738
     Other (including items <5% of total capital tax liabilities)           -        (929)        929
                                                                    ---------   ---------   ---------
         Subtotal                                                    (133,963)   (194,630)     60,667

                                                                    ---------   ---------   ---------
TOTAL DEFERRED TAX LIABILITIES                                      $(201,275)  $(237,268)  $  35,993
                                                                    ---------   ---------   ---------

NET ADMITTED DEFERRED TAX ASSETS/(LIABILITIES):                     $ 782,765   $ 709,846   $  72,919
                                                                    =========   =========   =========

The change in net deferred tax assets is comprised of the following: (this analysis is exclusive of non-admitted assets as the Change in non-admitted Assets is reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement):

The change in net deferred tax assets is comprised of the following:

Description                                        2010          2009         CHANGE
                                                -----------   -----------   ----------
Total deferred tax assets                       $ 1,001,809   $ 1,426,044   $ (424,235)
Total deferred tax liabilities                     (201,275)     (237,268)      35,993
                                                -----------   -----------   ----------
Net deferred tax assets                             800,534     1,188,776     (388,242)
Deferred tax assets/(liabilities) - SSAP 3          (22,118)       79,849     (101,967)
Deferred tax assets/(liabilities) - unrealized       22,139       (87,960)     110,099
                                                                            ----------
Total Change In Deferred Tax                                                  (396,374)
                                                                            ==========

                                     CURRENT   DEFERRED    TOTAL
                                     -------   --------   --------
SSAP 3 Impact:

     SSAP 3 - General Items          (33,096)   (33,969)   (67,065)
     SSAP 3 - Unrealized Gain/Loss         -    (67,998)   (67,998)
                                     -------   --------   --------
     Total SSAP 3                    (33,096)  (101,967)  (135,063)
     SSAP 3 - Non-Admitted Impact          -    128,361    128,361
                                     -------   --------   --------
Total SSAP 3 Impact                  (33,096)    26,394     (6,702)
                                     =======   ========   ========

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

STATUTORY VALUATION ALLOWANCE

Under SSAP 10R, statutory gross deferred tax assets must be reduced to the extent it is determined that valuation allowance would be required under U.S. GAAP valuation allowance principles pursuant to Accounting Standard Codification
(ASC) 740, Income Taxes. Significant judgment is required in determining the provision for income taxes and, in particular, in the assessment of whether and in what magnitude a valuation allowance should be recorded. At December 31, 2010, the Company recorded gross deferred tax assets before valuation allowance of $1,767,144 and established a valuation allowance of $633,968 and $131,367 relating to ordinary and capital deferred tax assets, respectively. This is based on the Company's expectation based on a "more likely than not" standard in measuring its ability to realize its gross deferred tax assets reported on the Company's statement of admitted assets at December 31, 2010.

The Company's methodology for determining the realizability of gross deferred tax assets involved estimates of future taxable income from the Company's core insurance business. These estimates were projected through the life of the related deferred tax assets based on assumptions that the Company believes to be reasonable and consistent with current operating results. In concluding that a portion of the statutory gross deferred tax assets are realizable under the U.S. GAAP valuation allowance model, the Company considered both the positive and negative evidence regarding its ability to generate sufficient taxable income to realize the reported adjusted deferred tax assets.

Negative evidence included (i) the existence of cumulative losses in recent years, including losses related to adverse development in 2009 and 2010 of $1,006,000 and $1,506,600, respectively; (ii) the risk that the Company will not be able to execute upon on all of its strategies and actions in the anticipated timeframe; (iii) that Chartis is unable to continue generating profits from the foreign insurance business which the Company has asserted that it can reinsure into the Company; and, (iv) that the Company is unable to identify securities earning the investment yields contemplated in the projections and strategies which represented yields ranging from 4.5% to 8%.

Positive evidence included the availability of prudent and feasible tax planning strategies and AIG's, Chartis' and the Company's intention to execute on tax planning actions and the strategies, if required, that would allow the Company to generate taxable income in order to realize the statutory gross deferred tax assets. These strategies include (i) converting tax-exempt investment income to taxable; (ii) investing available resources into higher yielding assets, and
(iii) redirecting some of Chartis' historically profitable foreign insurance business into the U.S. Commercial Pool.

In addition, the tax planning actions reflected in the Company's assessment of realizability included (i) reducing the Company's exposure to its volatile loss reserves on asbestos and excess workers' compensation through the Eaglestone transaction discussed at Note 13, and (ii) converting tax-exempt investment income to taxable investment income through the sale of tax-exempt securities to both third parties and affiliates and the reinvestment of the sale proceeds into taxable securities.

In weighing both the positive and negative evidence above, the Company considered the likelihood of realizability based on a "more likely than not" criteria and the Company has concluded that a valuation allowance of $633,968 and $131,367 relating to ordinary and capital deferred tax assets, respectively, should be established. As such, the Company has concluded that it is more likely than not that the adjusted gross deferred tax assets of $1,001,809 would be realized at December 31, 2010.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

STATUTORY ADMISSIBILITY

Once the $1,001,809 of adjusted gross deferred tax asset was quantified, this value was assessed for statutory admissibility using SSAP 10R's three part test. The first test allows for the admissibility of adjusted gross deferred tax assets that are expected to reverse in the next three years and could be used to recover taxes paid in prior years. Based upon the Company's tax sharing agreements discussed at Note 8, no carryback potential exists and thus no adjusted gross deferred tax asset can be admitted under this first test. The second test allows for an adjusted gross deferred tax asset to be admitted based upon the lesser of 15% of adjusted statutory surplus of the most recently filed statement and the adjusted gross deferred tax assets expected to reverse within the next three years and that it is expected to be realized (i.e., provide incremental cash tax savings). Under this test, the Company is required to project future taxable income. If operating results differ from those expected in the Company's projections, the amount of the adjusted gross deferred tax asset admitted could materially change. The Company's projections used in determining the admissibility of adjusted gross deferred tax assets included the consideration of the tax planning actions and strategies discussed above and carry similar risks, including the possibility of continuing adverse development in the prior year loss reserves. Finally, the adjusted gross deferred tax assets not admitted under the first two tests can be admitted to the extent there are existing deferred tax liabilities allowable under the relevant tax law. As a result of these tests for statutory admissibility, $782,765 of adjusted gross deferred tax assets were admitted as of December 31, 2010.

The Company does not have any unrecorded deferred tax liabilities.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The Company's income tax incurred and change in deferred income tax differs from the amount obtained by applying the federal statutory rate of 35% to income before income taxes as follows:

                                                2010                    2009                     2008
                                       ----------------------   ----------------------   ----------------------
Description                              AMOUNT    TAX EFFECT    AMOUNT     TAX EFFECT     AMOUNT    TAX EFFECT
-------------------------------------  ---------   ----------   ---------   ----------   ---------   ----------
Net income before federal
 income taxes and capital
 gains taxes                           $(749,113)  $ (262,190)  $ 184,874   $   64,706   $ 325,408   $  113,893
Book to tax adjustments:
     Tax Exempt Income                  (420,450)    (147,157)   (456,093)    (159,633)   (481,365)    (168,478)
     Intercompany Dividends                    -            -     (94,815)     (33,185)       (315)        (110)
     Dividend received deduction          (8,767)      (3,069)    (18,128)      (6,345)    (55,610)     (19,464)
     Subpart F Income, Gross-Up & FTC    (36,387)     (13,104)          -            -           -            -
     Meals And Entertainment                 567          199         862          302       1,412          494
     Stock Options And Other
     Compensation                          4,644        1,625           -            -           -            -
     Non-Deductible Penalties                  -            -           -            -         761          266
     Change In Non-Admitted Assets       162,087       56,731    (102,726)     (35,954)    120,143       42,050
     Change in tax position                    -       11,310           -       59,878           -       32,007
     Statutory valuation allowance       765,335      765,335          --            -           -            -
     Sale of divested entities                 -            -     (70,576)     (24,702)          -            -
     Return to Provision                       -       19,394           -       11,457           -            -
     Branch termination                        -            -           -            -      13,298        4,654
     Transfer pricing adjustments              -            -           -            -      11,949        4,182
     Other non-taxable income                  -            -           -        1,399      (7,179)      (2,513)
     Other                                     -       (5,297)     (4,392)      (2,195)          -       (2,318)
                                       ---------   ----------   ---------   ----------   ---------   ----------
         Total book to tax
          adjustments                    467,029      685,967    (745,868)    (188,978)   (396,906)    (109,230)
                                       ---------   ----------   ---------   ----------   ---------   ----------
Total Federal taxable income and tax   $(282,084)  $  423,777   $(560,994)  $ (124,272)  $ (71,498)  $    4,663
                                       =========   ==========   =========   ==========   =========   ==========

Federal Income Tax Incurred                          (141,920)                (122,307)                 235,238
Federal Income Tax On RCG                             169,323                   57,389                 (270,995)
Change in deferred tax                                396,374                  (59,354)                  40,420
                                                   ----------               ----------               ----------
Total Tax                                          $  423,777               $ (124,272)              $    4,663
                                                   ==========               ==========               ==========

As of December 31, 2010, the Company had $99,895 foreign tax credits carry forwards expiring by the year 2020 and $1,076,671 of net operating loss carry forwards expiring by the year 2029 that are available to offset against future taxable income. The Company had no unused capital loss carry forwards or tax credits available to offset against future taxable income as of December 31, 2010 and 2009.

There is no federal income tax incurred available for recoupment in the event of future net operating losses for tax purposes.

As of December 31, 2010, the Company had no deposits under IRC Section 6603.

In 2009, tax liabilities relating to uncertain tax positions and tax return errors and omissions relating to the Company were held by Chartis, Inc., the subgroup parent. Pursuant to the amended tax sharing agreement that was effective January 1, 2010, Chartis, Inc. continues to assume the liabilities for uncertain tax positions of the Company; however any change in liability relating to tax return errors and omissions are now reflected as liabilities of the Company at December 31, 2010.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Under the current tax sharing agreement, the liabilities for uncertain tax positions, excluding interest and penalties, held by Chartis, Inc. relating to the Company are $148,442 and $143,696 at December 31, 2010 and 2009, respectively. Liabilities that arose in 2010 relating to tax return errors and omissions that are now held by the Company are $25,324. Tax benefits relating to tax return errors and omissions that pertain to the Company but are held by Chartis, Inc. pursuant to the previous tax sharing agreement are $78,774.

Interest and penalties related to uncertain tax positions are accrued by Chartis, Inc. At December 31, 2010 and 2009, the interest accrued by Chartis, Inc. relating to uncertain tax positions was $23,817 and $17,253, respectively.

Listed below are the tax years that remain subject to examination by major tax jurisdictions:

At December 31, 2010

MAJOR TAX JURISDICTIONS                                         OPEN TAX YEARS
-------------------------------------                           ---------------
UNITED STATES                                                     2000 - 2009

NOTE 9 - PENSION PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

A.   PENSION PLAN

     Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

     The AIG Retirement Plan (AIG U.S. Plan), is a qualified, non-contributory defined benefit retirement plan which is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974. All employees of AIG and most of its subsidiaries and affiliates who are regularly employed in the United States, including certain U.S. citizens employed abroad on a U.S. dollar payroll, and who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service. The average final compensation is subject to certain limitations. The employees may elect certain options with respect to their receipt of their pension benefits including a joint and survivor annuity. An employee with 10 or more years of service may retire early from age 55 to 64. An early retirement factor is applied resulting in a reduced benefit. If an employee terminates with less than five years of service, such employee forfeits his or her right to receive any accumulated pension benefits.

     Annual funding requirements are determined based on the "traditional unit credit" cost method. The objective under this method is to fund each participant's benefit under the plan as it accrues. Thus, the total pension to which each participant is expected to become entitled at retirement is broken down into units, each associated with a year of past or future credited service.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

The following table sets forth the funded status of the AIG US retirement plan, valued in accordance with NAIC Statement of Statutory Accounting Principles
(SSAP) No. 89, Accounting for Pensions.

AS OF DECEMBER 31,                     2010           2009
---------------------------------   -----------    -----------
Fair value of plan assets           $ 3,424,553    $ 3,350,505
Less projected benefit obligation     3,574,840      3,366,515
                                    -----------    -----------
Funded status                       $  (150,287)   $   (16,010)
                                    ===========    ===========

The weighted average assumptions that were used to determine its pension benefit obligations as of December 31, 2010 and 2009 are set forth in the table below:

AS OF DECEMBER 31,                                   2010                 2009               2008
--------------------------------------------   -----------------   -------------       -----------------
     Discount rate                                   5.50%               6.00%               6.50%
     Rate of compensation increase (average)         4.00%               4.00%               4.25%
     Measurement date                          December 31, 2010   December 31, 2009   December 31, 2008
     Medical cost trend rate                          N/A                 N/A                 N/A

In 2010 and 2009, AIG allocated defined benefit expenses to the Company and its affiliates. The Company's allocated share of net expense for the AIG U.S. Plan was approximately $11,968 and $13,939 for 2010 and 2009, respectively.

Effective July 1, 2009 a cost of living adjustment was provided in the AIG U.S. Plan to all retirees who retired prior to January 1, 2004. The increase was 1% of the original monthly benefit for each year of retirement prior to January 1, 2004, limited to 5 years, and not greater than $0.3 per month.

The 2009 AIG U.S. Plan information reflects the impact of divestitures of HSB Group, Inc. (HSB), 21st Century Insurance Group et al (PAG), A. I. Credit Corp. Life segment (AI Credit Life), Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

The 2010 AIG U.S. Plan information reflects the impact of divestitures of A. I. Credit Corp P & C segment (AI Credit P&C), AIG Global Asset Management Holdings Corp. et al (Bridge), American Life Insurance Company et al (ALICO) and American General Finance et al (AGF) during 2010.

AIG also sponsors several unfunded nonqualified defined benefit plans for certain employees, including key executives, designed to supplement pension benefits provided by AIG's other retirement plans. These include the AIG Excess Retirement Income Plan, which provides a benefit equal to the reduction in benefits payable to certain

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

     employees under the AIG U.S. Plan as a result of federal tax limitations on compensation and benefits payable, and the Supplemental Executive Retirement Plan (SERP), which provides additional retirement benefits to designated executives.

B.   POSTRETIREMENT BENEFIT PLANS

     AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of 10 years of service. Retirees and their dependents that were 65 years old by May 1, 1989 participate in the medical plan at no cost. Employees who retired after May 1, 1989 or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $5,000. The maximum life insurance benefit prior to age 70 is $33, with a maximum $25 thereafter.

     Effective January 1, 1993 both plans' provisions were amended: employees who retire after January 1, 1993 are required to pay the actual cost of the medical insurance benefit premium reduced by a credit which is based upon years of service at retirement. The life insurance benefit varies by age at retirement from $5 for retirement at age 55 through 59 and $10 for retirement at ages 60 through 64 and $15 from retirement at ages 65 and over.

     AIG's U.S. postretirement medical and life insurance benefits obligations, valued in accordance with SSAP No. 11, Postemployment Benefits and Compensated Absences (SSAP 11), as of December 31, 2010 and 2009 were $202,418 and $206,127, respectively. These obligations are not funded currently. The Company's allocated share of other postretirement benefit plan expenses were $112 and $95 for the years ended December 31, 2010 and 2009, respectively.

     The 2009 postretirement medical plan information reflects the impact of divestitures of HSB, PAG, AI Credit Life and Transatlantic Reinsurance and the impact of reductions-in-force during 2009.

     The 2010 postretirement medical plan information reflects the impact of divestiture of AI Credit P&C, Bridge, ALICO and AGF during 2010.

     As sponsor of the AIG U.S. Plan and other benefit plans, AIG is ultimately responsible for the maintenance of these plans in compliance with law. The Company is not directly liable for obligations under the plan; its direct obligations result from AIG's allocation of its share of expenses from the plans. Such allocation is based on the Company's payroll.

     However, the Company is jointly and severally responsible with AIG and other members of AIG's controlled group for funding obligations for the AIG U.S. Plan, and ERISA plans sponsored by other members of AIG's controlled group. If the AIG U.S. Plan does not have adequate funds to pay obligations due participants, the Pension Benefit Guaranty Corporation could seek payment of such amounts from the members of the AIG controlled group, including the Company. Accordingly, the Company is contingently liable for such obligations. The Company believes that the likelihood of this occurring is remote. Accordingly, the Company has not established any liability for such contingencies.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

C.   STOCK OPTION AND DEFERRED COMPENSATION PLANS

     Some of the Pool's officers and key employees could receive compensation pursuant to awards under several share-based employee compensation plans; AIG 1999 Stock Option Plan, as amended; AIG 1996 Employee Stock Purchase Plan, as amended; AIG 2002 Stock Incentive Plan, as amended under which AIG has issued time-vested restricted stock units and performance restricted stock units; AIG 2007 Stock Incentive Plan, as amended, and the AIG 2005-2006 Deferred Compensation Profit Participation Plan. AIG currently settles share option exercises and other share awards to participants by issuing shares it previously acquired and holds in its treasury account. During 2010 and 2009, AIG allocated $14,408 and $12,572, respectively, of these stock options and certain other deferred compensation programs to the Company.

     In December 2009, AIG established the Long Term Incentive Plan under which management employees were offered the opportunity to receive additional compensation in the form of cash and stock appreciation rights (SARs) if certain performance metrics are met. During 2010 and 2009, AIG allocated $9,861 and $1,362, respectively, for expenses incurred under this plan to the Company.

     In addition to several small defined contribution plans, AIG sponsors a voluntary savings plan for U.S. employees, the AIG Incentive Savings Plan, which provides for salary reduction contributions by employees and matching U.S. contributions by AIG of up to seven percent of annual salary depending on the employees' years of service and subject to certain compensation limits. Pre-tax expense associated with this plan was $7,156 and $7,373 in 2010 and 2009, respectively.

D.   POST-EMPLOYMENT BENEFITS AND COMPENSATED ABSENCES

     AIG provides certain benefits to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such expenses include long-term disability benefits, medical and life insurance continuation and COBRA medical subsidies. The costs of these plans are borne by AIG.

E.   IMPACT OF MEDICARE MODERNIZATION ACT ON POST RETIREMENT BENEFITS

     On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law. The postretirement medical plan benefits provided by the plan are actuarially equivalent to Medicare Part D under the 2003 Medicare Act and eligible for the federal subsidy. Effective January 1, 2007, this subsidy is passed on to the participants through reduced contributions. The expected amount of subsidy that AIG will receive for 2010 is $3,100.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 10 - CAPITAL AND SURPLUS AND DIVIDEND RESTRICTIONS

A.   CAPITAL AND SURPLUS

     The portion of unassigned surplus as of December 31, 2010 and 2009 represented by each item below is as follows:

                               2010            2009
                            -----------    -----------
Unrealized gains            $   220,760    $   441,772
Non-admitted asset values      (458,968)    (1,087,959)
Provision for reinsurance       (99,443)       (88,624)

     In calculating the provision for reinsurance as of December 31, 2010, management utilized collateral including letters of credit and assets in trust provided by its Ultimate Parent of $314,752 and $26,752, respectively. The use of these assets was approved by the domiciliary regulator.

     The changes in unrealized gains and non-admitted assets reported in the Statements of Income and Changes in Capital and Surplus were derived as follows:

Change in net unrealized gains                2010         2009
----------------------------------------   ---------    ---------
Unrealized gains, current year             $ 220,760    $ 441,772
Unrealized gains, previous year              441,772      739,654
                                           ---------    ---------
Change in unrealized gains                  (221,012)    (297,882)
Change in tax on unrealized gains            110,099      202,913
Change in accounting principles SSAP 43R           -       (6,693)
Adjustments to beginning surplus (a)         (40,963)      (8,900)
Derivatives - change in foreign exchange      (4,250)           -
Amortization of goodwill                      (5,204)      (2,502)
                                           ---------    ---------
Change in unrealized, net of taxes         $(161,330)   $(113,064)
                                           =========    =========

(a) The 2009 balance includes $3,395 of adjustments to the income tax effect of capital gains.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Change in non-admitted asset values                  2010             2009
-------------------------------------------     -------------    -------------
Non-admitted asset values, current year         $    (458,968)   $  (1,087,959)
Non-admitted asset values, previous year           (1,087,959)        (964,416)
                                                -------------    -------------
Change in non-admitted assets                         628,991         (123,543)
Change in SSAP 10R                                     11,994         (272,916)
Adjustments to beginning surplus                     (128,361)          77,692
Other surplus adjustments                                 613                -
                                                -------------    -------------
Change in non-admitted assets                   $     513,237    $    (318,767)
                                                =============    =============

B.    RISK-BASED CAPITAL REQUIREMENTS

      The NAIC has adopted a Risk-Based Capital (RBC) formula to be applied to all property and casualty insurance companies. RBC is a method of establishing the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. A company's RBC is calculated by applying different factors to various asset classes, net premiums written and loss and LAE reserves. A company's result from the RBC formula is then compared to certain established minimum capital benchmarks. To the extent a company's RBC result does not either reach or exceed these established benchmarks, certain regulatory actions may be taken in order for the insurer to meet the statutorily-imposed minimum capital and surplus requirements.

      In connection therewith, the Company has satisfied the capital and surplus requirements of RBC for the 2010 reporting period.

C.    DIVIDEND RESTRICTIONS

      Under New York law, the Company may pay cash dividends only from earned surplus determined on a statutory basis. Further, the Company is restricted (on the basis of the lower of 10.0% of the Company's statutory surplus as of December 31, 2010, or 100.0% of the Company's adjusted net investment income for the preceding 36 month period ending December 31,
      2010) as to the amount of dividends it may declare or pay in any twelve-month period without the prior approval of NY SAP. As of December 31, 2010, the maximum dividend payment, which may be made without prior approval during 2011, is approximately $130,506.

      Within the limitations noted above, no dividends may be paid out of segregated surplus. There are no restrictions placed on the portion of Company profits that may be paid as ordinary dividends to stockholders. There were no restrictions placed on the Company's surplus including for whom the surplus is being held. There is no stock held by the Company for any special purpose.

      The Company paid $301,343 in dividends to Chartis U.S. Inc. in 2010, which included $0 of extraordinary dividends and paid no dividends during 2009.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 11 - CONTINGENCIES

A.    LEGAL PROCEEDINGS

      The Company is involved in various legal proceedings incident to the operation of its business. Such proceedings include claims litigation in the normal course of business involving disputed interpretations of policy coverage. Other proceedings in the normal course of business include allegations of underwriting errors or omissions, bad faith in the handling of insurance claims, employment claims, regulatory activity, and disputes relating to the Company's business ventures and investments.

      Other legal proceedings include the following:

      AIG, National Union Fire Insurance Company of Pittsburgh, Pa. (National Union), and Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company) have been named defendants (the AIG Defendants) in two putative class actions in state court in Alabama that arise out of the 1999 settlement of class and derivative litigation involving Caremark Rx, Inc. (Caremark). The plaintiffs in the second-filed action have intervened in the first-filed action, and the second-filed action has been dismissed. An excess policy issued by a subsidiary of AIG with respect to the 1999 litigation was expressly stated to be without limit of liability. In the current action, plaintiffs allege that the judge approving the 1999 settlement was misled as to the extent of available insurance coverage and would not have approved the settlement had he known of the existence and/or unlimited nature of the excess policy. They further allege that the AIG Defendants and Caremark are liable for fraud and suppression for misrepresenting and/or concealing the nature and extent of coverage. In their complaint, plaintiffs request compensatory damages for the 1999 class in the amount of $3,200,000, plus punitive damages. The AIG Defendants deny the allegations of fraud and suppression and have asserted, inter alia, that information concerning the excess policy was publicly disclosed months prior to the approval of the settlement. The AIG Defendants further assert that the current claims are barred by the statute of limitations and that plaintiffs' assertions that the statute was tolled cannot stand against the public disclosure of the excess coverage. Plaintiffs, in turn, have asserted that the disclosure was insufficient to inform them of the nature of the coverage and did not start the running of the statute of limitations.

      The intervening plaintiffs had requested a stay of all trial court proceedings pending their appeal of an order dismissing certain lawyers and law firms who represented parties in the underlying class and derivative actions. After the Alabama Supreme Court affirmed the trial court's dismissal in September 2008, the intervening plaintiffs filed an Amended Complaint in Intervention on December 1, 2008, which named Caremark, AIG and certain subsidiaries, including National Union and Chartis Specialty Insurance Company, as defendants, and purported to bring claims against all defendants for deceit and conspiracy to deceive, and to bring a claim against AIG and its subsidiaries for aiding and abetting Caremark's alleged deception.

      After the defendants moved to dismiss the Amended Complaint in Intervention and, in the alternative, for a more definite statement, and the plaintiffs reached an agreement to withdraw additional motions seeking to disqualify certain plaintiffs' counsel, on March 2, 2009, the court granted the intervening plaintiffs' motion to withdraw the Amended Complaint in Intervention. On April 14, 2009, the court established a schedule for class action

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      discovery that was scheduled to lead to a hearing on class certification in March 2010. The court has since entered an order appointing a special master to resolve certain discovery disputes and requiring the parties to submit a new discovery schedule after those disputes are resolved. The parties are presently engaged in class discovery.

      As of April 22, 2011, the parties have not completed class action discovery, general discovery has not commenced, and the court has not determined if a class action is appropriate or the size or scope of any class. The Company is unable to reasonably estimate the possible loss or range of losses, if any, arising from the litigation.

      On September 2, 2005, certain AIG companies including American Home Assurance Company, AIU Insurance Company and New Hampshire Insurance Company (collectively, the AIG Parties) sued (i) The Robert Plan Corporation (RPC), an agency that formerly serviced assigned risk automobile insurance business for the AIG Parties; (ii) certain affiliates of RPC; and (iii) two of RPC's senior executives. This suit was brought in New York Supreme Court and alleges the misappropriation of funds and other violations of contractual arrangements. On September 26, 2005, RPC countersued the AIG Parties and AIG itself for, among other things, $370,000 in disgorged profits and $500,000 of punitive damages under a claim of fraud. On March 10, 2006, RPC moved to dismiss its fraud claim without prejudice for the purposes of bringing that claim in New Jersey. On that date, RPC also amended its counterclaim, setting forth a number of causes of action for breach of contract. The parties filed cross motions to dismiss various counts of the complaint and counterclaims. These motions were granted in part and denied in part by the court. RPC appealed certain aspects of the court's ruling. On August 25, 2008, RPC, one of its affiliates, and one of the defendant RPC executives filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the Bankruptcy Code). On October 7, 2008, the Court entered an Order staying this action in light of those bankruptcy proceedings. On January 15, 2009, RPC filed a notice of removal to the United States District Court for the Southern District of New York. The action was subsequently transferred to the Eastern District of New York and then referred to the United States Bankruptcy Court for that District. The AIG Parties moved to remand the case, and the Court granted that motion on April 12, 2010. On January 19, 2010, the Court entered an Order converting the bankruptcy proceeding to one under Chapter 7 of the Bankruptcy Code.

      In July 2007, RPC (along with Eagle Insurance Company (Eagle) and Newark Insurance Corporation (Newark), two of RPC's subsidiary insurance companies) filed a separate complaint in New Jersey alleging claims for fraud and negligent misrepresentation against AIG and the AIG Parties in connection with certain 2002 contracts. That complaint seeks damages of at least $100,000, unspecified punitive damages, declaratory relief, and imposition of a constructive trust.

      Because Eagle and Newark are in liquidation with the Commissioner of the New Jersey Department of Banking and Insurance as liquidator, the AIG Parties believe that only the Commissioner -- and not RPC -- has the authority to direct Eagle and Newark to bring the claims asserted in this action. On December 7, 2007, this action was stayed pending judicial determination of this issue in the Eagle/Newark rehabilitation/liquidation proceeding. In October 2008, the Court dismissed the action without prejudice for failure to prosecute.

      Nevertheless, on January 14, 2009, RPC filed a notice of removal of the New Jersey action to the United States District Court for the District of New Jersey and, on February 2, 2009, moved to transfer the New Jersey action to the Eastern District of New York, where RPC's bankruptcy proceeding is pending. The AIG Parties filed a

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      motion to dismiss the case for lack of subject matter jurisdiction because the purportedly removed action had been dismissed three months before RPC filed its purported notice of removal, and consideration of RPC's transfer motion was stayed until the Court ruled on the AIG Parties' motion to dismiss. On August 10, 2009, the Court granted the AIG Parties' motion to dismiss and denied RPC's transfer motion as moot. To the AIG Parties' knowledge, since that time, RPC has not sought to have the New Jersey state court action reinstated. The settlement discussed below contains a release from RPC to the AIG Parties that covers the claims RPC asserted against the AIG Parties in the New Jersey action.

      On December 28, 2010, the Bankruptcy Court granted motions to approve settlements entered into in September 2010 between the AIG parties and the RPC Defendants (other than two of RPC's affiliates whose corporate privileges have been suspended by their respective states of incorporation and are therefore unable to enter into contracts) resolving all claims and counterclaims between the AIG parties and the RPC Defendants, and on March 16, 2011 the Court entered an Order dismissing the case with prejudice. The settlements will not have a material adverse effect on the AIG Parties' financial position.

      On March 23, 2011, certain AIG entities were served with a Summons with Notice of a suit filed in New York Supreme Court (Nassau County) by William Wallach, The William Wallach Irrevocable Trust, Lawrence Wallach, and Richard Wallach. Prior to his death in 2010, William Wallach was the majority shareholder in RPC. Though the AIG entities have not yet been served with the complaint, the Summons with Notice indicates that the suit purports to seek damages of $375,000 for breach of contract, misrepresentation, breach of fiduciary duty, fraud, deceit, tortious interference with contractual relations and prima facie tort. The AIG entities have demanded a copy of the complaint.

      Effective February 9, 2006, AIG reached a resolution of claims and matters under investigation with the United States Department of Justice (the
      DOJ), the United States Securities and Exchange Commission (the SEC), the Office of the Attorney General of the State of New York (the NYAG) and the New York Insurance Department (the NYDOI). The settlements resolve outstanding litigation and allegations by such agencies against AIG in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments. As a result of these settlements, AIG recorded an after-tax-charge of $1,150,000 in the fourth quarter of 2005, and made payments or placed in escrow approximately $1,640,000 including (i) $375,000 into a fund under the supervision of the NYAG and NYDOI to be available principally to pay certain AIG insurance company subsidiary policyholders who purchased excess casualty policies through Marsh & McLennan Companies, Inc. and Marsh Inc. (the Excess Casualty Fund) and
      (ii) $343,000 into a fund under the supervision of the NYAG and the NYDOI to be used to compensate various states in connection with the underpayment of certain workers compensation premium taxes and other assessments. As of February 29, 2008, eligible policyholders entitled to receive approximately $358,700 (or 95%) of the Excess Casualty Fund had opted to receive settlement payments in exchange for releasing AIG and its subsidiaries from liability relating to certain insurance brokerage practices. In accordance with the settlement agreements, all amounts remaining in the Excess Casualty Fund were used by AIG to settle claims from other policyholders relating to such practices.

      Various state regulatory agencies have reviewed certain other transactions and practices of AIG and its subsidiaries, including the Company, in connection with certain industry-wide and other inquiries including, but

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      not limited to, insurance brokerage practices relating to contingent commissions and the liability of certain AIG subsidiaries, including the Company, for taxes, assessments and surcharges relating to the underreporting or misreporting of workers compensation premium. On January 29, 2008 AIG reached settlements in connection with these state reviews, subject to court approval, with the Attorneys General of the States of Florida, Hawaii, Maryland, Michigan, Oregon, Texas and West Virginia, the Commonwealths of Massachusetts and Pennsylvania, and the District of Columbia; the Florida Department of Financial Services; and the Florida Office of Insurance Regulation. The settlement agreements call for AIG to pay a total of $12,500 to be allocated among the ten jurisdictions and also require AIG to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives. On March 13, 2008, AIG also reached a settlement with the Pennsylvania Insurance Department, which calls for AIG to provide annual reinsurance reports and maintain certain producer compensation disclosure and ongoing compliance initiatives, and to pay a total of $13,500, $4,400 of which was previously paid to Pennsylvania in connection with prior settlement agreements.

      On February 16, 2006, the Attorney General of the State of Minnesota filed a complaint against AIG and certain of its subsidiaries, including the Company, alleging that, beginning no later than 1985, AIG made false statements and reports to Minnesota agencies and regulators, unlawfully reduced AIG's contributions and payments to Minnesota's workers' compensation funds, misreported the character of workers' compensation premiums as general or auto liability premiums, and unlawfully reduced its Minnesota tax obligations. The State of Minnesota sought injunctive relief, damages, penalties and interest. In December 2007, the parties settled the matter, which resolved claims asserted on behalf of the Minnesota Department of Revenue through tax year 2003, the Minnesota Special Compensation Fund through fiscal year 2003 and the Minnesota Attorney General through 2003, without compromising any of the claims of the Minnesota Insurance Guaranty Association, Minnesota Assigned Risk Plan or Minnesota Department of Commerce.

      On May 24, 2007, the National Workers Compensation Reinsurance Pool (NWCRP), on behalf of its participant members, filed a lawsuit against AIG and certain of its subsidiaries, including the Company (collectively, the AIG parties), with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint alleges claims for violations of the Racketeer Influenced and Corrupt Organizations Act (RICO), breach of contract, fraud and related state law claims arising out of AIG's alleged underpayment of these assessments between 1970 and the present and seeks damages purportedly in excess of $1,000,000. On August 6, 2007, the court denied the AIG parties' motion seeking to dismiss or stay the complaints or in the alternative, to transfer to the Southern District of New York. On December 26, 2007, the court denied the AIG parties' motion to dismiss the complaint. On March 17, 2008, the AIG parties filed an amended answer, counterclaims and third-party claims against the National Council on Compensation Insurance (in its capacity as attorney-in-fact for the NWCRP), the NWCRP, its board members, and certain of the other insurance companies that are members of the NWCRP alleging violations of RICO, as well as claims for conspiracy, fraud, and breach of fiduciary duty. The counterclaim-and third-party defendants filed motions to dismiss on June 9, 2008.

      On January 26, 2009, the AIG parties filed a motion to dismiss all claims in the complaint for lack of subject-matter jurisdiction. On February 23, 2009, the Court issued an order denying the motion to dismiss the AIG parties' counterclaims; granting the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for RICO violations and conspiracy; and denying the portion of the third-party defendants' motion to dismiss as to the AIG parties' third-party claims for fraud, breach of fiduciary duty and unjust

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      enrichment. On April 13, 2009, one of the third-party defendants filed third-party counterclaims against AIG, certain of its subsidiaries and certain former executives. On August 20, 2009, the court granted the AIG parties' motion to dismiss the NWCRP's claims for lack of subject matter jurisdiction. On September 25, 2009, the AIG parties, now in the position of plaintiff, filed an amended complaint that repleads their RICO and conspiracy claims - previously counterclaims that were dismissed without prejudice - against several competitors, as well as repleads the AIG parties' already sustained claims for fraud, breach of fiduciary duty and unjust enrichment against those parties, the NWCRP and the NCCI. On October 8, 2009, one competitor filed amended counterclaims against the AIG parties. The amended counterclaim is substantially similar to the complaint initially filed by the NWCRP, but also seeks damages related to non-NWCRP states and guaranty funds, in addition to asserting claims for other violations of state law.

      On October 30, 2009, all of the parties now in the position of defendant - the AIG parties' competitors, the NWCRP and NCCI - filed motions to dismiss many of the AIG parties' amended claims, and the AIG parties filed a motion to dismiss many of their competitor's counterclaims. On July 1, 2010 the Court denied the pending motions to dismiss as to all claims, except that it dismissed the AIG parties' claim for unjust enrichment. On July 30, 2010, the NWCRP filed a motion for reconsideration of the Court's decision denying its motion to dismiss the accounting claim asserted against it by the AIG parties, and that motion was denied on August 16, 2010.

      On April 1, 2009, a purported class action was filed in Illinois federal court against AIG and certain of its subsidiaries on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance. The complaint was styled as an "alternative complaint," should the court grant the AIG parties' motion to dismiss all claims against the defendants in the NWCRP lawsuit for lack of subject matter jurisdiction. The allegations in the class action complaint are substantially similar to those filed by the NWCRP, but the complaint adds certain former AIG executives as defendants and a RICO claim against those individuals. On August 28, 2009, the class action plaintiffs filed an amended complaint, removing the AIG executives as defendants. On October 30, 2009, the AIG parties filed a motion to dismiss many of the claims asserted in the class action complaint. On July 1, 2010, the Court denied the pending motion to dismiss as to all claims, except that it dismissed the plaintiffs' claim for promissory estoppel against the AIG subsidiary defendants (the promissory estoppel claim against AIG survives). Class discovery has been completed, and on July 16, 2010, the plaintiffs filed a motion for class certification. The AIG parties filed their opposition to this motion on October 8, 2010.

      On January 5, 2011, the AIG parties executed a term sheet with a group of intervening plaintiffs, made up of seven participating members of the NWCRP that filed a motion to intervene in the class action for the purpose of settling the claims at issue on behalf of a settlement class. The proposed class-action settlement would require AIG to pay $450,000 to satisfy all liabilities to the class members arising out of the workers compensation premium reporting issues, a portion of which would be funded out of the remaining amount held in a fund established as part of AIG's settlement with the NYAG and NYDOI in 2006 (the "Workers Compensation Fund"), as addressed above, less any amounts previously withdrawn to satisfy AIG's regulatory settlement obligations, as addressed below. On January 13, 2011, their motion to intervene was granted. On January 19, 2011, the intervening class plaintiffs filed their Complaint in Intervention. On January 28, 2011, the AIG parties and the intervening class plaintiffs entered into a settlement agreement embodying the terms set forth in the January 5, 2011 term sheet and filed a joint motion for certification of the settlement class and preliminary approval of the settlement. If approved by the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Court (and such approval becomes final), the settlement agreement will resolve and dismiss with prejudice all claims that have been made or that could have been made in the consolidated litigations pending in the Northern District of Illinois arising out of workers compensation premium reporting, including the class action, other than claims that are brought by or against any class member that opts out of the settlement. The $450,000 settlement amount along with the $146,500 in fines, penalties, and premium taxes discussed in the NAIC examination of workers' compensation premium reporting matter below may be funded in part from the $338,000 held in the Workers Compensation Fund. In the event that the proposed class action settlement is not approved, or that certain class members opt out of the settlement and continue to pursue their claims against the AIG parties, litigation would resume. The AIG parties have established a reserve equal to the amounts payable under the settlement.

      On March 28, 2008, a Minnesota federal court granted AIG's motion to dismiss a lawsuit filed by the Minnesota Workers Compensation Reinsurance Association and the Minnesota Workers Compensation Insurers Association against AIG and certain of its subsidiaries, including the Company, with respect to the underpayment of residual market assessments for workers compensation insurance. On April 25, 2008, plaintiffs appealed to the United States Court of Appeals for the Eighth Circuit and also filed a new complaint making similar allegations in Minnesota state court. On April 30, 2008, substantially identical claims were also filed in Minnesota state court by the Minnesota Insurance Guaranty Association and Minnesota Assigned Risk Plan. On September 11, 2008, the parties to both actions entered into a settlement, resulting in the dismissal of all claims against AIG. In exchange for the dismissal and a broad release of claims, the financial terms of the settlement provided for AIG's payment of $21,500 to plaintiffs and waiver of its right to collect $3,500 in payments due from the plaintiffs.

      A purported class action was filed in South Carolina federal court on January 25, 2008 against AIG and certain of its subsidiaries on behalf of a class of employers that obtained workers compensation insurance from AIG companies and allegedly paid inflated premiums as a result of AIG's alleged underreporting of workers compensation premiums. An amended complaint was filed on March 24, 2008, and the AIG parties filed a motion to dismiss the amended complaint on April 21, 2008. On July 8, 2008, the court granted the AIG parties' motion to dismiss all claims without prejudice and granted plaintiff leave to refile subject to certain conditions. Plaintiffs filed their second amended complaint on July 22, 2008. On March 27, 2009, the court granted the AIG parties' motion to dismiss all claims in the second amended complaint related to pre-2001 policies and all claims against certain AIG subsidiaries, denied the motion to dismiss as to claims against AIG and the remaining subsidiaries, and granted the AIG parties' motion to strike certain allegations from the complaint. On July 19, 2010, the South Carolina Supreme Court held that the filed-rate doctrine did not bar plaintiffs' claims. Merits discovery on the plaintiffs' pending claims is proceeding. However, this action no longer involves allegations of underreporting of workers' compensation premium and no longer relates to the regulatory settlements and litigation concerning those issues.

      In April 2007, the National Association of Insurance Commissioners (the
      NAIC) formed a Settlement Review Working Group, directed by the State of Indiana, to review the Workers Compensation Residual Market Assessment portion of the settlement between AIG, the NYAG, and the NYDOI. In late 2007, the Settlement Review Working Group, under the direction of Indiana, Minnesota and Rhode Island, recommended that a multi-state targeted market conduct examination focusing on workers compensation insurance be commenced under the direction of the NAIC's Market Analysis Working Group. AIG was informed of the multi-state targeted market

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      conduct examination in January 2008. The lead states in the multi-state examination are Delaware, Florida, Indiana, Massachusetts, Minnesota, New York, Pennsylvania and Rhode Island. All other states (and the District of Columbia) agreed to participate in the multi-state examination. The examination focused on legacy issues related to AIG's writing and reporting of workers compensation insurance between 1985 and 1996.

      On December 17, 2010, AIG and the lead states reached an agreement to settle all regulatory liabilities arising out of the subjects of the multistate examination. The regulatory settlement agreement, which has been agreed to by all 50 states and the District of Columbia, includes, among other terms, (i) AIG's payment of $100,000 in regulatory fines and penalties; (ii) AIG's payment of $46,500 in outstanding premium taxes;
      (iii) AIG's agreement to enter into a compliance plan describing agreed-upon specific steps and standards for evaluating AIG's ongoing compliance with state regulators governing the setting of workers compensation insurance premium rates and the reporting of workers compensation premiums; and (iv) AIG's agreement to pay up to $150,000 in contingent fines in the event that AIG fails to comply substantially with the compliance plan requirements. The $146,500 in fines, penalties and premium taxes can be funded out of the $338,000 held in the Workers Compensation Fund, discussed above, to the extent that such monies have not already been used to fund the class action settlement discussed above. The regulatory settlement is contingent upon and will not become effective until, among other events: (i) a final, court-approved settlement is reached in all the lawsuits currently pending in Illinois arising out of workers compensation premium reporting issues, discussed above, including the putative class action, except that such settlement need not resolve claims between AIG and the Liberty Mutual Group in order for the regulatory settlement to become effective; and (ii) a settlement is reached and consummated between AIG and certain state insurance guaranty funds that may assert claims against AIG for underpayment of guaranty-fund assessments.

      AIG and certain subsidiaries have established a reserve equal to the amounts payable under the proposed settlement.

      After the NYAG filed its complaint against insurance broker Marsh, policyholders brought multiple federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions in jurisdictions across the nation against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids. These actions, including 24 complaints filed in different federal courts naming AIG or an AIG subsidiary as a defendant, were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings.

      The consolidated actions have proceeded in that court in two parallel actions, In re insurance Brokerage Antitrust Litigation (the Commercial Complaint) and In re Employee Benefit Insurance Brokerage Antitrust Litigation (the Employee Benefits Complaint, and, together with the Commercial Complaint, the multi-district litigation).

      The plaintiffs in the Commercial Complaint are a group of corporations, individuals and public entities that contracted with the broker defendants for the provision of insurance brokerage services for a variety of insurance needs. The broker defendants were alleged to have placed insurance coverage on the plaintiffs' behalf with a number of insurance companies named as defendants, including certain AIG subsidiaries, including American Home Assurance Company (American Home), AIU Insurance Company, National Union Fire Insurance Company

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      of Pittsburgh, Pa., Chartis Specialty Insurance Company (f/k/a American International Specialty Lines Insurance Company), Chartis Property Casualty Company (f/k/a both Birmingham Fire Insurance Company of Pennsylvania and AIG Casualty Company), Commerce and Industry Insurance Company, Lexington Insurance Company, National Union Fire Insurance Company of Louisiana, New Hampshire Insurance Company, and The Insurance Company of the State of Pennsylvania. The Commercial Complaint also named various brokers and other insurers as defendants (three of which have since settled). The Commercial Complaint alleges that defendants engaged in a widespread conspiracy to allocate customers through "bid-rigging" and "steering" practices. The Commercial Complaint also alleges that the insurer defendants permitted brokers to place business with AIG subsidiaries through wholesale intermediaries affiliated with or owned by those same brokers rather than placing the business with AIG subsidiaries directly. Finally, the Commercial Complaint alleges that the insurer defendants entered into agreements with broker defendants that tied insurance placements to reinsurance placements in order to provide additional compensation to each broker. Plaintiffs assert that the defendants violated the Sherman Antitrust Act, RICO, the antirust laws of 48 states and the District of Columbia, and were liable under common law breach of fiduciary duty and unjust enrichment theories. Plaintiffs seek treble damages plus interest and attorneys' fees as a result of the alleged RICO and the Sherman Antitrust Act violations.

      The plaintiffs in the Employee Benefits Complaint are a group of individual employees and corporate and municipal employees alleging claims on behalf of two separate nationwide purported classes: an employee class and an employer class that acquired insurance products from the defendants from January 1, 1998 to December 31, 2004. The Employee Benefits Complaint names AIG, and certain of its subsidiaries, including American Home, as well as various other brokers and insurers, as defendants. The activities alleged in the Employee Benefits Complaint, with certain exceptions, tracked the allegations of contingent commissions, bid-rigging and tying made in the Commercial Complaint.

      The court in connection with the Commercial Complaint granted (without leave to amend) defendants' motions to dismiss the federal antitrust and RICO claims on August 31, 2007 and September 28, 2007, respectively. The court declined to exercise supplemental jurisdiction over the state law claims in the Commercial Complaint and therefore dismissed it in its entirety. On January 14, 2008, the court granted defendants' motion for summary judgment on the ERISA claims in the Employee Benefits Complaint and subsequently dismissed the remaining state law claims without prejudice, thereby dismissing the Employee Benefits Complaint in its entirety. On February 12, 2008 plaintiffs filed a notice of appeal to the United States Court of Appeals for the Third Circuit with respect to the dismissal of the Employee Benefits Complaint. Plaintiffs previously appealed the dismissal of the Commercial Complaint to the United States Court of Appeals for the Third Circuit on October 10, 2007.

      On August 16, 2010, the Third Circuit affirmed the dismissal of the Employee Benefits Complaint in its entirety, affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. The Third Circuit also affirmed in part and vacated in part the District Court's dismissal of the Commercial Complaint, and remanded the case for further proceedings consistent with the opinion. With respect to the antitrust claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" conspiracy to protect incumbent insurers that is based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court, instructing it to consider whether plaintiffs must satisfy the heightened pleading standard for fraud, and if so, whether this remaining claim meets

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      that standard. With respect to the RICO claims in the Commercial Complaint, the Third Circuit affirmed the dismissal of all of plaintiffs' claims, except reversed the District Court's dismissal of an alleged "Marsh-centered" enterprise based on allegations of bid-rigging involving excess casualty insurance. The Court remanded this claim to the District Court for consideration as to whether plaintiffs had adequately pled the remaining RICO elements not previously considered by the District Court dismissing the Commercial Complaint. Because the Third Circuit vacated in part the judgment dismissing the federal claims in the Commercial Complaint, the Third Circuit also vacated the District Court's dismissal of the state-law claims in the Commercial Complaint. On October 1, 2010, defendants in the Commercial Complaint filed motions to dismiss the remaining remanded claims in the District Court of New Jersey.

      On March 18, 2011, AIG and its subsidiaries named as defendants, and certain other insurer and broker defendants, agreed in principle to settle the multi-district litigation with a class consisting of all purchasers of commercial insurance policies from 1998 through 2004 that were issued by any of the defendants named in the Commercial Complaint and brokered through any of the insurance brokers named as defendants in the Commercial Complaint. If the settlement is finalized and approved by the Court, and there is a minimum level of participation in the settlement fund by eligible class members, the AIG defendants will pay a total of $6,750 towards a total group settlement payment of $36,750. A portion of the total settlement fund, which includes plaintiffs' attorneys' fees and class notice and administration fees, would be distributed to purchasers of excess casualty policies from any of the settling defendants and brokered through Marsh, with the remainder being used to fund a settlement that would be paid to a charitable or educational organization to be agreed to by the settling parties. As of April 22, 2011, the AIG defendants had accrued a liability for their portion of the settlement.

      A number of complaints making allegations similar to those in the multi-district litigation have been filed against AIG, certain subsidiaries and other defendants in state and federal courts around the country. The defendants have thus far been successful in having the federal actions transferred to the District of New Jersey and consolidated into the multi-district litigation. These additional consolidated actions are still pending in the District of New Jersey, but are currently stayed. The AIG defendants have sought to have state court actions making similar allegations stayed pending resolution of the multi-district litigation. These efforts have generally been successful, although four cases have proceeded (one each in Florida and New Jersey state courts that have settled, and one each in Texas and Kansas state courts that are proceeding). In the Texas case, a hearing was held on November 11, 2009 on defendants' Special Exceptions. In the Kansas case, defendants are appealing the trial court's April 2010 denial of defendants' motion to dismiss to the Kansas Supreme Court.

      On August 24, 2007, the Ohio Attorney General filed a complaint in the Ohio Court of Common Pleas against AIG and a number of its subsidiaries, and several other broker and insurer defendants, asserting violation of Ohio's antitrust laws. The complaint, which is similar to the Commercial Complaint, alleged that the AIG defendants and the other broker and insurer defendants conspired to allocate customers, divide markets, and restrain competition in commercial lines of casualty insurance sold through the broker defendant. The complaint sought treble damages on behalf of Ohio public purchasers of commercial casualty insurance, disgorgement on behalf of both public and private purchasers of commercial casualty insurance, as well as a $0.5 per day penalty for each day of conspiratorial conduct. The AIG defendants, along with other co-defendants, moved to dismiss the complaint on November 16, 2007. On June 30, 2008, the court denied defendants' motion to dismiss. On August 18, 2008, defendants filed their answers to the complaint. On April 1, 2010, the AIG defendants and the Ohio

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

      Attorney General executed an agreement settling the Ohio Attorney General's claims. The settlement agreement calls for the AIG defendants to pay a total of $9,000, and to continue to maintain certain producer compensation disclosure and ongoing compliance initiatives.

      AIG Domestic Claims, Inc. (AIGDC, n/k/a Chartis Claims, Inc.), an indirect wholly owned subsidiary of AIG that provides certain claims adjustment services to the Company, was named as a defendant in a putative class action lawsuit in the 14th Judicial District Court for the State of Louisiana. Plaintiffs were medical providers who allege that AIGDC (as well as other defendants not affiliated with the Company) failed to comply with certain provisions of the Louisiana Any Willing Provider Act (the
      Act). The complaint sought monetary penalties and injunctive relief related to preferred provider organization discounts taken by defendants on bills submitted by Louisiana medical providers and hospitals who provided treatment or services to workers' compensation claimants. These claimants were occupationally ill or injured workers whose employers were named insureds under workers compensation policies issued by various insurance companies, including the Company. On September 23, 2005, certain defendants, including AIGDC filed a motion for summary judgment, seeking dismissal of plaintiffs' claims, and plaintiffs cross-moved for partial summary judgment. On July 20, 2006, the Court both denied AIGDC's motion for summary judgment and granted plaintiffs' partial motion for summary judgment, holding that AIGDC is a "group purchaser" under the Act, and that the Act applies to medical services provided to workers' compensation claimants.

      On November 28, 2006, the Court issued an order certifying a class of providers and hospitals. In an unrelated action also arising under the Act, a Louisiana appellate court ruled that the Court lacked jurisdiction to adjudicate the claims at issue. In response, AIGDC along with its co-defendants filed an exception for lack of subject matter jurisdiction. On January 19, 2007, the Court denied the motion, holding that it has jurisdiction over the putative class claims. AIGDC, along with the other defendants in the action, appealed the Court's class certification and jurisdictional ruling.

      On January 25, 2008, plaintiffs and AIGDC agreed to resolve this action on a classwide basis for $28,750. The court granted final approval of the settlement in May 2008 and most of the settlement funds have been distributed. The action has also been dismissed with prejudice.

      AIG is also subject to various legal proceedings which have been disclosed in AIG's periodic filings under the Securities Exchange Act of 1934, as amended, in which the Company is not named as a party, but whose outcome may nonetheless adversely affect the Company's financial position or results of operation.

      Except as may have been otherwise noted above with respect to specific matters, the Company cannot predict the outcome of the matters described above, reasonably estimate the potential costs related to these matters, or determine whether other AIG subsidiaries, including the Company, would have exposure to proceedings in which they are not named parties by virtue of their participation in an intercompany pooling arrangement. In the opinion of management, except as may have been otherwise noted above with respect to specific matters, the Company's ultimate liability for the matters referred to above is not likely to have a material adverse effect on the Company's financial position, although it is possible that the effect would be material to the Company's results of operations for an individual reporting period.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

B.    LEASES

      As of December 31, 2010, all leases were transferred from the Company to National Union. The total lease expense was $0, $11,157 and $14,004 in 2010, 2009 and 2008, respectively. These lease expenses are allocated to each affiliate based upon the percentage of space occupied. The Company's share of these transactions is based on its allocation as a member of the Commercial Pool, based upon its stated pool percentage.

C.    OTHER CONTINGENCIES

      In the ordinary course of business, the Company enters into structured settlements to settle certain claims. Structured settlements involve the purchase of an annuity to fund future claim obligations. In the event the life insurers providing the annuity, on certain structured settlements, are not able to meet their obligations, the Company would be liable for the payments of benefits. As of December 31, 2010, the Company has not incurred a loss and there has been no default by any of the life insurers included in the transactions. Management believes that based on the financial strength of the life insurers involved in these structured settlements the likelihood of a loss is remote.

      The estimated loss reserves eliminated by such structured settlement annuities and the present value of annuities due from all life insurers (mostly affiliates) which the Company remains contingently liable amounted to $1,607,811 as of December 31, 2010. Also, as of December 31, 2010, the Company had the following amounts of annuities in excess of 1% of its policyholders' surplus due from the following life insurers:

                                                                                            Licensed in
Name of life insurer                                            Location      Balances        New York
------------------------------------------------------------    ---------    ----------     -----------
American General Life Insurance Company                         Texas        $   75,169         Yes
United States Life Insurance Company in the City of New York    New York        882,500         Yes
American General Life Insurance Company of Delaware             Delaware        317,994          No
BMO Life Assurance Company                                      Canada          269,011          No

      As part of its private equity portfolio investment, as of December 31, 2010 the Company may be called upon for an additional capital investment of up to $388,468. The Company expects only a small portion of this portfolio will be called during 2011.

      As fully disclosed in Note 5, the Company has guaranteed the policyholder obligations of certain affiliated insurance companies. Each of the guaranteed affiliates has admitted assets in excess of policyholder liabilities. The Company believes that the likelihood of a payment under any of these guarantees is remote.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

NOTE 12 - OTHER SIGNIFICANT MATTERS

The Company underwrites a significant concentration of its direct business with brokers.

The Company's direct percentage of policyholder dividend participating policies is 0.05 percent. Policyholder dividends are accounted for on an incurred basis. In connection therewith, during 2010, 2009 and 2008, policyholder dividends amounted to $0, $0 and $341, respectively, and were reported as Other Income in the accompanying statements of income.

As of December 31, 2010 and 2009, other admitted assets as reported in the accompanying statements of admitted assets were comprised of the following balances:

OTHER ADMITTED ASSETS                                2010        2009
---------------------------------------------    ----------   ----------
Paid loss clearing                               $  318,312   $  301,435
Loss funds on deposit                                40,858       70,207
Other assets                                        127,464      104,219
Intangible asset - Canada                          (107,372)    (120,793)
Note receivable - reinsurance commutation            37,044       37,044
Allowance provision                                (245,740)    (265,629)
Guaranty funds receivable and on deposit             12,199       15,174
                                                 ----------   ----------

   TOTAL OTHER ADMITTED ASSETS                   $  182,765   $  141,657
                                                 ==========   ==========

Guaranty funds receivable represent payments to various state insolvency funds which are recoupable against future premium tax payment in the respective states. Various states allow insurance companies to recoup assessments over a period of five to ten years. As of December 31, 2010 and 2009, the Company's liability for insolvency assessments amounted to $40,428 and $38,272, respectively, with related assets for premium tax credits of $12,183 and $15,174, respectively. Of the amount accrued, the Company expects to pay approximately $28,245 for insolvency assessments during the next year. In addition, the Company anticipates it will realize $7,698 of premium tax offset credits and the associated liability in years two through five. The remaining $4,485 will be realized between years six and ten.

The Company routinely assesses the collectability of its receivable balances for potentially uncollectible premiums receivable due from agents and reinsurance recoverable balances. In connection therewith, as of December 31, 2010 and 2009, the Company had established an allowance for doubtful accounts of $245,740 and $265,629, respectively, which was reported as a contra asset within Other Admitted Assets in the accompanying Statements of Admitted Assets.

During 2010, 2009 and 2008, the Company recorded $30,549, $25,860 and $48,507, respectively, for allowance for doubtful accounts to Net Loss from Agents' Balances Charged-off in the accompanying Statements of Income.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

As of December 31, 2010 and 2009, other liabilities as reported in the accompanying Statements of Liabilities, Capital and Surplus were comprised of the following balances:

OTHER LIABILITIES                                                       2010         2009
-----------------------------------------------------------------    ----------   ----------
Other liabilities, includes suspense accounts, expense
  account balances and certain accruals                              $   60,578    $  99,712
Accrued retrospective premiums                                           64,651       70,893
Deferred commission earnings                                              4,357        6,146
Servicing carrier liability                                               5,597        3,686
Retroactive reinsurance payable                                           1,258        1,733
Retroactive reinsurance reserves - assumed                                4,174        6,970
Retroactive reinsurance reserves - ceded                                 (2,077)      (2,028)
Loss clearing                                                             1,777          979
Remittances and items not allocated                                      28,426       41,968
Advance premiums                                                         11,102       12,185
Amounts withheld or retained by company for account of others            12,459        8,068
Policyholder funds on deposit                                             9,057       11,069
Liability for pension and severance pay                                  16,448       12,832
Accounts payable                                                         29,894       27,470
                                                                     ----------   ----------
   TOTAL OTHER LIABILITIES                                           $  247,701   $  301,683
                                                                     ==========   ==========

NOTE 13 - SUBSEQUENT EVENTS

Type I - Recognized Subsequent Events:

Subsequent events have been considered through April 29, 2011 for the statutory statement issued on April 29, 2011.

On February 23, 2011, NY SAP approved the Company's request to receive a capital contribution of $1,937,124 in cash from its parent Chartis U.S. Inc. and to reflect such contribution in its December 31, 2010 annual statement. The capital contribution was received by the Company on February 25, 2011.

Type II - Nonrecognized Subsequent Events:

Subsequent events have been considered through April 29, 2011 for the statutory statement issued on April 29, 2011.

On February 25, 2011, the Company entered into a Capital Maintenance Agreement
(CMA) with its Ultimate Parent, AIG. The CMA provides that in the event that the Company's Total Adjusted Capital (TAC) falls below 425% of the

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Company's Authorized Control Level (ACL) Risk Based Capital (RBC), as estimated by the Company at the end of the first and third fiscal quarters, subject to any adjustments or modifications required by the Company's domiciliary regulator or its independent auditors, AIG will, within a specified time period prior to the close of the following fiscal quarter, contribute cash, cash equivalents, securities or other acceptable instruments that qualify as admitted assets to the Company so that the Company's TAC is projected to be equal to 425% of its ACL RBC as of the second and fourth fiscal quarters. The current CMA supersedes and replaces a CMA that related to the Company's December 31, 2009 surplus position.

On March 11, 2011 a major earthquake occurred near the northeast coast of Honshu, Japan, triggering a tsunami in the Pacific Ocean. In the first quarter of 2011, the Chartis insurers recorded a catastrophe loss of $1,300,000 related to this event, which has been named the Tohoku Earthquake and Tsunami. The loss recorded in connection with this event is a preliminary estimate based on Chartis' current assessment of the coverage provided under its direct policies and the provisions of its reinsurance coverage.

On March 28, 2011 the Company purchased structured securities from AIG for $587,571, the fair value of the assets as of the acquisition date, in an arms' length transaction. The investments purchased were asset-backed securities, primarily residential mortgage-backed securities and collateralized debt obligations.

Asbestos Loss Portfolio Transfer

On March 31, 2011, certain Chartis U.S. and non-U.S. insurers (Chartis Reinsureds), including the Commercial Pool participants, entered into a loss portfolio transfer reinsurance agreement (Asbestos Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone Reinsurance Company (Eaglestone). Under the Asbestos Reinsurance LPT, the Chartis Reinsureds transfer all of their net U.S. asbestos liabilities to Eaglestone, a newly reorganized non-pool affiliate and wholly owned subsidiary of Chartis U.S, Inc. The Chartis Reinsureds will make a payment of $2,679,000 to Eaglestone (representing the net carrying value of their asbestos reserves) and Eaglestone will provide coverage up to an aggregate limit of $5,000,000 on the assumed asbestos portfolio. The Commercial Pool participants' shares of the net ceded reserves (and payment) to Eaglestone are presented below. The Asbestos Reinsurance LPT is subject to the receipt of required regulatory approvals. The Commercial Pool Participants are seeking to account for the Asbestos Reinsurance LPT as prospective reinsurance and to record the Asbestos Reinsurance LPT in their respective first quarter 2011 financial statements.

On April 19, 2011, the Chartis Reinsureds, Eaglestone and National Indemnity Company (NICO), a subsidiary of Berkshire Hathaway, Inc., entered into a Master Transaction Agreement pursuant to which, at closing, Eaglestone and NICO will enter into a loss portfolio transfer retrocession agreement (Asbestos Retrocession LPT), with an inception date of January 1, 2011. Pursuant to the Asbestos Retrocession LPT, Eaglestone will transfer $1,870,000 of the net U.S. asbestos liabilities it assumed from the Chartis Reinsureds to NICO. Eaglestone will make a payment of $1,650,000 to NICO and NICO will provide coverage up to an aggregate limit of $3,500,000 and also assume responsibility for claims handling and collection of (and collectability risk on) the Chartis Reinsureds' third-party reinsurance related to the asbestos exposures it is assuming from Eaglestone. The closing of the transaction contemplated by the Master Transaction Agreement is subject to the receipt of required regulatory approvals and other closing conditions, and is expected to occur in the second quarter of 2011.

                         AMERICAN HOME ASSURANCE COMPANY

                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS

                        DECEMBER 31, 2010, 2009 AND 2008

                                 (000'S OMITTED)

Excess Workers' Compensation Loss Portfolio Transfer

On March 31, 2011, the Commercial Pool participants entered into a loss portfolio transfer agreement (Excess Workers' Compensation Reinsurance LPT), with an inception date of January 1, 2011, with Eaglestone to transfer $2,720,000 of net excess workers' compensation liabilities to Eaglestone on a funds withheld basis. The Commercial Pool participants will establish an initial funds withheld liability in the aggregate of $2,720,000 to Eaglestone and Eaglestone will provide coverage up to an aggregate limit of $5,500,000 on the assumed exposures. The Commercial Pool participants will credit interest of 4.25 percent per annum on the funds withheld balance. The Commercial Pool participants' shares of the net ceded reserves (and initial funds withheld liability) to Eaglestone are presented below. The Excess Workers' Compensation LPT is subject to the receipt of required regulatory approvals. The Commercial Pool Participants are seeking to account for the Excess Workers' Compensation Reinsurance LPT as prospective reinsurance and to record the Excess Workers' Compensation Reinsurance LPT in their respective first quarter 2011 financial statements.

                                   ASBESTOS LOSS    EXCESS WORKERS'
COMPANY                              TRANSFER        COMPENSATION          TOTAL
------------------------------     -------------    ---------------    ------------
National Union                     $     814,000    $     1,034,000    $  1,848,000
American Home                            772,000            979,000       1,751,000
C&I                                      236,000            299,000         535,000
Chartis PC                               107,000            136,000         243,000
New Hampshire                            107,000            136,000         243,000
ISOP                                     107,000            136,000         243,000
Chartis Casualty                               -                  -               -
Granite State                                  -                  -               -
Illinois National                              -                  -               -
                                   -------------    ---------------    ------------
                                   $   2,143,000    $     2,720,000    $  4,863,000
                                   =============    ===============    ============

Funding of Eaglestone Capitalization

On March 31, 2011, the Company, National Union, and New Hampshire (Funding Participants) approved the funding of $1,700,000 as part of a plan to capitalize Eaglestone. The Funding Participants will treat the distribution to their immediate parent (Chartis U.S., Inc.) as a return of capital. National Union and New Hampshire have received regulatory approvals for the return of capital, but have not yet paid their distributions of $510,000 and $170,000, respectively. The Company has not yet received regulatory approval and has not yet paid its planned distribution of $1,020,000. The Funding Participants expect to settle the distributions in the second quarter of 2011.

                         AMERICAN HOME ASSURANCE COMPANY
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2010, 2009 AND 2008
                       (000'S OMITTED, EXCEPT SHARE DATA)

--------------------------------------------------------------------------------

Note 14 - EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

On March 11, 2011, a major earthquake occurred near the northeast coast of Honshu, Japan, triggering a tsunami in the Pacific Ocean. This disaster is referred to as the Great Tohoku Earthquake & Tsunami (the Tohoku Catastrophe). For the nine months ended September 30, 2011, the Company recorded a catastrophe loss and reinstatement premiums of $25 million related to this event. The Company believes that the estimated loss liabilities for this catastrophe are reasonable. However, given the unprecedented nature of the catastrophe and the inherent nature of the underlying claims, the subsequent development of these liabilities in future periods could vary materially from amounts recorded as of September 30, 2011.

The Company returned $1,420,000 in capital to its immediate parent as a result of reducing the par value of its common capital stock from $15.00 per share to $11.51 per share. The return of capital was accomplished by two separate transactions. On March 31, 2011, the Company reduced the par value of its common stock from $15 per share to $12.46 per share. On September 30, 2011, the Company reduced the par value of its common stock to $11.51 per share. As a result of these transactions, the Company's common capital stock was reduced by $5,922 and its gross paid in and contributed surplus was reduced by $1,414,078. Both transactions were approved by the Company's board of directors and the Insurance Department of the State of New York. The majority of the returned capital was ultimately used to capitalize Eaglestone Reinsurance Company, an affiliate. Please refer to Note 13 for additional disclosures on Eaglestone Reinsurance Company.

The National Association of Insurance Commissioners Market Analysis Working Group, led by the states of Ohio and Iowa, is conducting a multi-state examination of certain accident and health products issued by National Union Fire Insurance Company of Pittsburgh, Pa. (National Union). The examination formally commenced in September 2010 after National Union, based on the identification of certain regulatory issues related to the conduct of its accident and health insurance business, including rate and form issues, producer licensing and appointment, and vendor management, requested that state regulators collectively conduct an examination of the regulatory issues in its business. In addition to Ohio and Iowa, the lead states in the multi-state examination are Minnesota, New Jersey and Pennsylvania, and currently a total of 38 states have agreed to participate in the examination. The examination is ongoing. An Interim Consent Order was entered into with Ohio on January 7, 2011, in which National Union agreed, on a nationwide basis, to cease marketing directly to individual bank customers' accident/sickness policy forms that had been approved to be sold only as policies providing blanket coverage, and to certain related remediation and audit procedures. AIG cannot predict what other regulatory action will result from resolving the multi-state examination. There can be no assurance that any regulatory action resulting from the market conduct issues identified will not have a material adverse effect on the Company's consolidated results of operations for an individual reporting period, the ongoing operations of the business being examined, or on similar business written by other AIG carriers. National Union and other AIG companies are also subject to civil litigation relating to the conduct of their accident and health business, and may be subject to additional litigation relating to the conduct of such business from time to time in the ordinary course.

In connection with the previously disclosed dispute between certain AIG entities and RPC, and the Summons with Notice served on March 23, 2011, plaintiffs served a copy of the Complaint on June 13, 2011. On June 23, 2011, the AIG entities removed the case to the United States District Court for the Eastern District of New York, and requested that the District Court refer the case to the Bankruptcy Court where RPC's bankruptcy proceeding is pending. The

                         AMERICAN HOME ASSURANCE COMPANY
                  NOTES TO STATUTORY BASIS FINANCIAL STATEMENTS
                        DECEMBER 31, 2010, 2009 AND 2008
                       (000'S OMITTED, EXCEPT SHARE DATA)

--------------------------------------------------------------------------------

District Court requested briefing on that issue, and the AIG entities submitted their moving brief on August 3, 2011. On August 8, 2011, the AIG entities filed a letter with the District Court seeking leave to move to dismiss the Complaint in its entirety and for sanctions under Rule 11 of the Federal Rules of Civil Procedure.

In connection with the previously disclosed class action filed against AIG and certain of its subsidiaries (collectively, the AIG parties) on behalf of a putative class of NWCRP participant members with respect to the underpayment of residual market assessments for workers compensation insurance, on August 1, 2011, the Court issued an opinion and order granting the pending motion for settlement class certification and preliminarily approving the proposed class action settlement, subject to certain minor modifications to the settlement agreement that the Court noted the parties already had agreed to make. The opinion and order stated that it would become effective upon entry of a separate Findings and Order Preliminarily Certifying a Settlement Class and Preliminarily Approving Proposed Settlement, which was then entered on August 5, 2011. Liberty Mutual Group sought leave from the United States Court of Appeals for the Seventh Circuit to appeal the August 5, 2011 class certification decision, which was denied on August 19, 2011. Notice of the settlement was issued to the class members on August 19, 2011 advising that any class member wishing to opt out of or object to the class action settlement was required to do so by October 3, 2011. RLI Insurance Company and its affiliates, which were to receive $457.78 under the proposed settlement, sent the only purported opt-out notice. Liberty Mutual, including its subsidiaries Safeco and Ohio Casualty, and the Kemper group of insurance companies, through their affiliate Lumbermens Mutual Casualty ("Lumbermens"), were the only two objectors. On October 28, 2011, AIG and the settling class plaintiffs filed responses to the objectors' submissions. On November 28, 2011, Lumbermens requested to have its objection withdrawn, and the Court granted that request at a final fairness hearing on November 29, 2011. In an order entered on December 21, 2011, the Court granted final approval of the class action settlement, but stayed that ruling pending a forthcoming opinion.

In connection with the previously disclosed federal antitrust and Racketeer Influenced and Corrupt Organizations Act (RICO) class actions against insurers and brokers, including AIG and a number of its subsidiaries, alleging that the insurers and brokers engaged in a broad conspiracy to allocate customers, steer business, and rig bids, which were consolidated by the judicial panel on multi-district litigation and transferred to the United States District Court for the District of New Jersey for coordinated pretrial proceedings, on June 20, 2011, the Court "administratively terminated" without prejudice the various Defendants' pending motions to dismiss the proposed class plaintiffs' operative pleading indicating that those motions may be re-filed after adjudication of all issues related to the proposed class settlement and subject to the approval of the Magistrate Judge. On June 27, 2011, the Court preliminarily approved the class settlement. On June 30, 2011, AIG placed its portion of the total settlement payment into escrow. If the settlement does not receive final court approval, those funds will revert to AIG. A final fairness hearing took place on September 14, 2011. The Court has not yet ruled on the motion for final approval of the class settlement.

On October 17, 2011, the Court conducted a conference in connection with the tag-along actions that have been consolidated with the Multi-District Litigation, and subsequently ordered that discovery and motion practice may proceed in those cases. The parties subsequently submitted proposed scheduling orders for discovery and any additional motion practice to the Court, but no order has been entered.

                            PART C -- OTHER INFORMATION

   ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

The following financial statements of FS Variable Separate Account are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Statements of Assets and Liabilities as of December 31, 2010
     -   Schedules of Portfolio Investments as of December 31, 2010
     - Statements of Operations for the year ended December 31, 2010, except as indicated
     - Statements of Changes in Net Assets for the years ended December 31, 2010 and 2009, except as indicated
     -   Notes to Financial Statements

The following financial statements of The United States Life Insurance Company in the City of New York are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009
     - Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 and 2008
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

The following financial statements of First SunAmerica Life Insurance Company are included in this Registration Statement:
     -   Report of Independent Registered Public Accounting Firm
     -   Balance Sheets as of December 31, 2010 and 2009 (restated)
     - Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Shareholder's Equity for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     - Statements of Cash Flows for the years ended December 31, 2010, 2009 (restated) and 2008 (restated)
     -   Notes to Financial Statements

The following Unaudited Pro Forma Condensed Financial Data of The United States Life Insurance Company in the City of New York are included in this Registration
Statement:
     -   Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2010
     - Unaudited Pro Forma Condensed Statements of Income (Loss) for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Financial Statements

The following statutory financial statements of American Home Assurance Company are included in this Registration Statement:
     -   Report of Independent Auditors
     - Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus as of December 31, 2010 and 2009
     - Statutory Statements of Income and Changes in Capital and Surplus for the years ended December 31, 2010, 2009 and 2008
     - Statutory Statements of Cash Flow for the years ended December 31, 2010, 2009 and 2008
     -   Notes to Statutory Basis Financial Statements

(b) Exhibits

(1)   Resolution Establishing Separate Account....................................    1
(2)   Custody Agreements..........................................................    Not Applicable
(3)   (a)     Form of Distribution Agreement......................................    13
      (b)     Form of Selling Agreement...........................................    13
(4)   Variable Annuity Contract
      (a)     Individual Variable Annuity Contract................................    5
      (b)     Death Benefit Endorsement for Contracts Issued before May 1, 2007...    5
      (c)     Death Benefit Endorsement for Contracts Issued May 1, 2007 and
              after...............................................................    7
      (d)     Letter of Intent Endorsement........................................    5
      (e)     Rights of Accumulation Endorsement..................................    5
      (f)     Guaranteed Minimum Withdrawal Benefit Endorsement...................    5
      (g)     Optional Guaranteed Minimum Withdrawal Benefit Maximum Anniversary
              Value Endorsement...................................................    6
      (h)     Optional Guaranteed Minimum Withdrawal Benefit Endorsement..........    8
      (i)     Optional Guaranteed Minimum Withdrawal Benefit Endorsement..........    8
      (j)     Merger Endorsement..................................................    13
(5)   (a)     Form of Application for Contract....................................    5

(6)   Corporate Documents of Depositor
      (a)     Copy of the Bylaws of The United States Life Insurance Company in
              the City of New York, Amended and Restated December 14, 2010........    12
(7)   Reinsurance Contract........................................................    Not Applicable
(8)   Material Contracts
      (a)     Form of American Funds Insurance Series Fund Participation
              Agreement...........................................................    2
      (b)     Form of Anchor Series Trust Fund Participation Agreement............    1
      (c)     Form of Franklin Templeton Variable Insurance Products Trust Fund
              Participation Agreement.............................................    10
      (c)(1)  Form of Amendment to the Franklin Templeton Variable Insurance
              Products Trust Fund Participation Agreement.........................    13
      (d)     Form of Lord Abbett Series Fund Participation Agreement.............    2
      (e)     Form of SunAmerica Series Trust Fund Participation Agreement........    1
      (f)     Form of VanKampen Trust Fund Participation Agreement................    2
      (g)     AIM Variable Insurance Funds (Invesco Variable Insurance Funds) Fund
              Participation Agreement.............................................    11
      (h)     Form of Letter of Consent to the Assignment of the Fund
              Participation Agreement.............................................    13
(9)   (a)     Form of Opinion of Counsel and Consent of Depositor.................    Filed Herewith
      (b)     Form of Opinion of Counsel and Consent of Sullivan & Cromwell LLP,
              Counsel to American Home Assurance Company..........................    4
(10)  Consent of Independent Registered Public Accounting Firm....................    Filed Herewith
(11)  Financial Statements Omitted from Item 23...................................    Not Applicable
(12)  Initial Capitalization Agreement............................................    Not Applicable
(13)  Other
      (a)     Power of Attorney
              (1) Power of Attorney -- The United States Life Insurance Company in
                  the City of New York Directors..................................    Filed Herewith
              (2) Power of Attorney -- American Home Assurance Company Directors..    Filed Herewith
      (b)     General Guarantee Agreement by American Home Assurance Company......    3
      (c)     Notice of Termination of Guarantee as Published in the Wall Street
              Journal on December 28, 2007........................................    9
      (d)     Capital Maintenance Agreement of American International Group,
              Inc. ...............................................................    13
      (e)     Agreement and Plan of Merger including the Charter of The United
              States Life Insurance Company in the City of New York...............    13


--------

1 Incorporated by reference to Form N-4, Post-Effective Amendment No. 5 and Amendment No. 7, File Nos. 033-85014 and 811-08810, filed on January 30, 1998, Accession No. 0000950148-98-000132.

2 Incorporated by reference to Form N-4, Post-Effective Amendment No. 18 and Amendment No. 20, File Nos. 033-85014 and 811-08810, filed on November 27, 2002, Accession No. 0000950148-02-002786.

3 Incorporated by reference to Form N-4, Initial Registration Statement to File Nos. 333-128124 and 811-08810, filed September 6, 2005, Accession No. 0000950129-05-008996.

4 Incorporated by reference to Post-Effective Amendment No. 6 and Amendment No. 7 to File Nos. 333-102137 and 811-08810, filed October 21, 2005, Accession No. 0000950129-05-009958.

5 Incorporated by reference to Pre-Effective Amendment No. 1 and Amendment No. 1, File Nos. 333-128124 and 811-08810, filed on May 1, 2006, Accession No. 0000950129-06-004634.

6 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No. 5, File Nos. 333-128124 and 811-08810, filed on November 22, 2006, Accession No. 0000950124-06-007096.

7 Incorporated by reference to Post-Effective Amendment No. 7 and Amendment No. 8, File Nos. 333-128124 and 811-08810, filed on April 30, 2007, Accession No. 0000950124-07-002507.

8 Incorporated by reference to Post-Effective Amendment No. 8 and Amendment No. 9, File Nos. 333-128124 and 811-08810, filed on November 5, 2007, Accession No. 0000950148-07-000280.

9 Incorporated by reference to Post-Effective Amendment No. 15 and Amendment No. 16, File Nos. 333-102137 and 811-08810, filed on January 31, 2008,
   Accession No. 0000950148-08-000027.

10 Incorporated by reference to Post-Effective Amendment No. 9 and Amendment No.
   10, File Nos. 333-128124 and 811-08810, filed on April 30, 2008, Accession
   No. 0000950148-08-000115.


11 Incorporated by reference to Post-Effective Amendment No. 4 and Amendment No.
   7, File Nos. 333-146491 and 811-08810, filed on August 26, 2010, Accession No. 0000950123-10-081251.

12 Incorporated by reference to Post-Effective Amendment 1 and Amendment No. 2,
   File Nos. 333-171493 and 811-04865-01, filed on May 2, 2011, Accession No.
   0001193125-11-120900.

13 Incorporated by reference to Initial Registration Statement, File Nos. 333-
   178841 and 811-08810, filed on January 3, 2012, Accession No. 0000950123-11-
   104741.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
William J. Carr(1)............      Director
William J. Kane(3)............      Director
Mary Jane B. Fortin(2)........      Director, Chairman, President and Chief Executive
                                    Officer
Don W. Cummings(4)............      Director, Senior Vice President and Chief
                                    Financial Officer
Kyle L. Jennings(2)...........      Director, Executive Vice President, General
                                    Counsel and Secretary
Scott Harris Richland(6)......      Director
R. Lawrence Roth(16)..........      Director
David R. Armstrong(7).........      President and Chief Executive Officer -- Benefit
                                    Solutions
Ronald J. Harris(8)...........      President -- Matrix Direct
Jeffrey H. Carlson(2).........      Executive Vice President, Chief Service and
                                    Information Officer
Steven D. Anderson(2).........      Senior Vice President
Erik A. Baden(2)..............      Senior Vice President -- Chief Marketing Officer
Wayne A. Barnard(2)...........      Senior Vice President and Illustration Actuary
Robert M. Beuerlein(4)........      Senior Vice President and Chief and Appointed
                                    Actuary
Donna A. Fahey(7).............      Senior Vice President
Brad Gabel(9).................      Senior Vice President, Chief Underwriter
John Gatesman(2)..............      Senior Vice President
Robert F. Herbert, Jr.(4).....      Senior Vice President
Glen D. Keller(4).............      Senior Vice President
Stephen Kennedy(4)............      Senior Vice President
Frank A. Kophamel(4)..........      Senior Vice President
Simon J. Leech(4).............      Senior Vice President
Richard D. McFarland(4).......      Senior Vice President
Laura W. Milazzo(4)...........      Senior Vice President
Larry Nisenson(2).............      Senior Vice President
Barry Pelletteri(7)...........      Senior Vice President
John W. Penko(4)..............      Senior Vice President
Rodney E. Rishel(2)...........      Senior Vice President
Dale W. Sachtleben(10)........      Senior Vice President
Durr Sexton(2)................      Senior Vice President
Edward F. Bacon(4)............      Vice President
Joan M. Bartel(2).............      Vice President
Robert L. Beauchamp(11).......      Vice President
Walter E. Bednarski(7)........      Vice President, Treasurer and Controller
Michael B. Boesen(4)..........      Vice President
Mark Bolding(11)..............      Vice President
David R. Brady(5).............      Vice President
Stephen J. Brenneman(12)......      Vice President
David W. Butterfield(7).......      Vice President
Dan Chamberlain(4)............      Vice President
Mark E. Childs(4).............      Vice President
Lawrence C. Cox(2)............      Vice President
Jay Drucker(2)................      Vice President
Farideh N. Farrokhi(4)........      Vice President and Assistant Secretary
Royce Fithen(13)..............      Vice President
Maike George(4)...............      Vice President
Richard L. Gravette(4)........      Vice President and Assistant Treasurer
Lori S. Guadagno(5)...........      Vice President
Daniel J. Gutenberger(9)......      Vice President and Medical Director

                                    POSITIONS AND OFFICES WITH DEPOSITOR
NAMES AND PRINCIPAL BUSINESS        THE UNITED STATES LIFE INSURANCE COMPANY IN THE
ADDRESS                             CITY OF NEW YORK
----------------------------        --------------------------------------------------
Michael Harrison(11)..........      Vice President
Roger E. Hahn(2)..............      Vice President and Chief Investment Officer
Joel H. Hammer(5).............      Vice President
William P. Hayes(14)..........      Chief Compliance Officer
Tim Heslin(2).................      Vice President
Keith C. Honig(1).............      Vice President
Stephen D. Howard(4)..........      Vice President
Donald E. Huffner(5)..........      Vice President and Real Estate Investment Officer
S. Caitlin Irby(2)............      Vice President
Walter Irby(2)................      Vice President
Karen M. Isaacs(7)............      Vice President
Sharla A. Jackson(13).........      Vice President
Wesley Jarvis(7)..............      Vice President
Debra H. Kile(11).............      Vice President and Medical Director
Randy J. Marash(7)............      Vice President
W. Larry Mask(2)..............      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Lochlan O. McNew(2)...........      Vice President and Investment Officer
Beverly A. Meyer(9)...........      Vice President
Deanna D. Osmonson(4).........      Vice President
Rembert R. Owen, Jr.(2).......      Vice President, Real Estate Investment Officer and
                                    Assistant Secretary
Carin M. Phelan(2)............      Vice President
Glenn H. Plotkin(9)...........      Vice President
John R. Rafferty(11)..........      Vice President
Debbie Runge(11)..............      Vice President, Human Resources
Imad A. Salman(7).............      Vice President
Carly Sanchez(11).............      Vice President and Chief Diversity Officer
Michael Sibley(15)............      Vice President
Brian Smith(7)................      Vice President, Finance
T. Clay Spires(4).............      Vice President and Tax Officer
Dale Stewart(4)...............      Vice President and General Auditor
Richard P. Vegh(7)............      Vice President
Jeffrey L. Winkelmann(9)......      Vice President
Lauren W. Jones(2)............      Chief Counsel -- Business Lines and Assistant
                                    Secretary


--------

(1)    147 Warrenton Drive, Houston, TX 77024

(2)    2929 Allen Parkway, Houston, TX 77019

(3)    10816 Andora Avenue, Chatsworth, CA 91311

(4)    2727-A Allen Parkway, Houston, TX 77019

(5)    599 Lexington Avenue, New York, NY 10022

(6)    1685 Rico Place, Palos Verdes Ests., CA 90274

(7)    3600 Route 66, Neptune, NJ 07754

(8)    9640 Granite Ridge Dr., San Diego, CA 92123

(9)    1200 N. Mayfair Road, Milwaukee, WI 53226

(10)   3051 Hollis Drive, Springfield, IL 62704

(11)   2727 Allen Parkway, Houston, TX 77019

(12)   600 King Street, Wilmington, DE 19801

(13)   205 E. 10th Avenue, Amarillo, TX 79101

(14)   Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311

(15)   Walnut Glen Tower, 8144 Walnut Hill Lane, Dallas, TX 75231

(16)   One World Financial Center, 200 Liberty Street, New York, NY 10281

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Registrant is a separate account of The United States Life Insurance Company in the City of New York ("Depositor"). The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.'s Form 10-K, SEC File No. 001-08787, Accession No. 0001047469-11-001283, filed on February 24, 2011. Exhibit 21 is incorporated herein by reference.

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of December 1, 2011, the number of Polaris II A-Class Platinum Series contracts funded by FS Variable Separate Account was 157 of which 52 were qualified and 105 were non-qualified contracts.

ITEM 28.  INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

To the full extent authorized by law, the corporation shall indemnify any person made, or threatened to be made, a party to an action or proceeding, whether criminal or civil, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or serves or served in any capacity in any other corporation at the request of the corporation. Nothing contained herein shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 29.  PRINCIPAL UNDERWRITER

(a) SunAmerica Capital Services, Inc. acts as distributor for the following investment companies:

     SunAmerica Annuity and Life Assurance Company -- Variable Separate Account SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account One
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account
     Two
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Four
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Five
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Seven
     SunAmerica Annuity and Life Assurance Company -- Variable Annuity Account Nine
     The United States Life Insurance Company in the City of New York -- FS Variable Separate Account
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account One
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Two
     The United States Life Insurance Company in the City of New York -- FS Variable Annuity Account Five
     Anchor Series Trust
     SunAmerica Series Trust
     SunAmerica Equity Funds
     SunAmerica Income Funds
     SunAmerica Focused Series, Inc.
     SunAmerica Money Market Funds, Inc.
     SunAmerica Senior Floating Rate Fund, Inc.

(b) Directors, Officers and principal place of business:

OFFICER/DIRECTORS*                               POSITION
------------------                               --------
Peter A. Harbeck.........   Director
James T. Nichols.........   Director, President & Chief Executive Officer
Stephen A. Maginn(1).....   Director, Chief Distribution Officer
Frank Curran.............   Vice President, Controller, Financial Operation
                            Principal and Chief Financial Officer, Treasurer
James D. Siegel..........   Chief Compliance Officer
John T. Genoy............   Vice President
Mallary L. Reznik(2).....   Vice President
Christine A. Nixon(2)....   Secretary
Virginia N. Puzon(2).....   Assistant Secretary


--------

  * Unless otherwise indicated, the principal business address of SunAmerica Capital Services, Inc. and of each of the above individuals is Harborside Financial Center, 3200 Plaza 5, Jersey City, New Jersey 07311.

  (1)  Principal business address is 21650 Oxnard Street, Woodland Hills, CA
       91367.

  (2) Principal business address is 1 SunAmerica Center, Los Angeles, California 90067.

(c) SunAmerica Capital Services, Inc. retains no compensation or commissions from the Registrant.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of The United States Life Insurance Company in the City of New York at its principal executive office located at One World Financial Center, 200 Liberty Street, New York, New York 10281 or at The United States Life Insurance Company in the City of New York's Administrative Offices located at 21650 Oxnard Avenue, Woodland Hills, California 91367.

ITEM 31.  MANAGEMENT SERVICES

Not Applicable.

ITEM 32.  UNDERTAKINGS

GENERAL REPRESENTATIONS

The Registrant hereby represents that it is relying on the No-Action Letter issued by the Division of Investment Management to the American Council of Life Insurance dated November 28, 1988 (Commission Ref. No. IP-6-88). Registrant has complied with conditions one through four on the No-Action Letter.

Depositor represents that the fees and charges to be deducted under the Contracts described in the prospectus contained in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor in accordance with Section 26(f)(2)(A) of the Investment Company Act of 1940.

UNDERTAKINGS OF THE REGISTRANT

Registrant undertakes to: (a) file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted; (b) include either (1) as part of any application to purchase a contract offered by the prospectus forming a part of the Registration Statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information; and (c) deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

UNDERTAKINGS OF THE DEPOSITOR REGARDING GUARANTOR

During any time there are insurance obligations outstanding and covered by the guarantee issued by American Home Assurance Company ("American Home Guarantee Period") , filed as an exhibit to this Registration Statement (the "American Home Guarantee"), the Depositor hereby undertakes to provide notice to policy owners covered by the American Home Guarantee promptly after the happening of significant events related to the American Home Guarantee.

These significant events include: (i) termination of the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; (ii) a default under the American Home Guarantee that has a material adverse effect on the policy owner's rights under the American Home Guarantee; or (iii) the insolvency of American Home Assurance Company ("American Home").

Depositor hereby undertakes during the American Home Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited statutory financial statements of American Home in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent auditors of American Home regarding such financial statements.

During the American Home Guarantee Period, the Depositor hereby undertakes to include in the prospectus to policy owners, an offer to supply the Statement of Additional Information which shall contain the annual audited statutory financial statements of American Home, free of charge upon a policy owner's request.

As of January 31, 2008 at 4:00 p.m. Eastern time (the "Point of Termination"), the American Home Guarantee was terminated for prospectively issued Contracts. The American Home Guarantee will not cover any Contracts with an issue date later than the Point of Termination. The American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination until all insurance obligations under such contracts are satisfied in full.

Effective as of 11:59 p.m. Eastern time, on December 31, 2011, First SunAmerica Life Insurance Company, an affiliate of The United States Life Insurance Company in the City of New York, merged with and into The United States Life Insurance Company in the City of New York. New York law provides for the continuation of guarantees for contracts and certificates issued prior to a merger. Therefore, the American Home Guarantee will continue to cover Contracts with a date of issue earlier than the Point of Termination.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 16th day of December, 2011.

                                        FS VARIABLE SEPARATE ACCOUNT
                                        (Registrant)

                                        By: THE UNITED STATES LIFE INSURANCE
                                            COMPANY
                                            IN THE CITY OF NEW YORK
                                            (On behalf of the Registrant and
                                            itself)

                                        By: /s/ DON W. CUMMINGS
                                            ------------------------------------
                                            DON W. CUMMINGS
                                            SENIOR VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Edward F. Bacon, Don W. Cummings, Kyle L. Jennings and Manda Ghaferi, or each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents, or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

As required by the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons, on behalf of the Registrant and Depositor, in the capacities and on the dates indicated.


          SIGNATURE                             TITLE                          DATE
          ---------                             -----                          ----
/s/ MARY JANE B. FORTIN             Director, Chairman, President        December 16, 2011
-----------------------------        and Chief Executive Officer
MARY JANE B. FORTIN

/s/ DON W. CUMMINGS                Director, Senior Vice President       December 16, 2011
-----------------------------        and Chief Financial Officer
DON W. CUMMINGS

/s/ WILLIAM J. CARR                            Director                  December 16, 2011
-----------------------------
WILLIAM J. CARR

/s/ KYLE L. JENNINGS                           Director                  December 16, 2011
-----------------------------
KYLE L. JENNINGS

/s/ WILLIAM J. KANE                            Director                  December 16, 2011
-----------------------------
WILLIAM J. KANE

/s/ SCOTT HARRIS RICHLAND                      Director                  December 16, 2011
-----------------------------
SCOTT HARRIS RICHLAND

/s/ R. LAWRENCE ROTH                           Director                  December 16, 2011
-----------------------------
R. LAWRENCE ROTH

                                   SIGNATURES

American Home Assurance Company has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 23rd day of December, 2011.

                                        AMERICAN HOME ASSURANCE COMPANY

                                        BY: /s/ SEAN T. LEONARD
                                            ------------------------------------
                                            SEAN T. LEONARD
                                            CHIEF FINANCIAL OFFICER AND
                                            SENIOR VICE PRESIDENT

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints SEAN T. LEONARD and RICHARD T. PISANO, or each of them, as his true and lawful attorneys-in fact and agents, to sign any and all amendments to the Registration Statements listed below, for which THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK serves as Depositor and AMERICAN HOME ASSURANCE COMPANY serves as Guarantor, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

This Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----

/s/ PETER D. HANCOCK                     Director and Chairman            December 23, 2011
------------------------------
PETER D. HANCOCK


/s/ JOHN Q. DOYLE                               Director                 December 23, 2011
------------------------------
JOHN Q. DOYLE


/s/ PETER J. EASTWOOD                   Director, President and          December 23, 2011
------------------------------          Chief Executive Officer
PETER J. EASTWOOD


/s/ DAVID NEIL FIELDS                           Director                 December 23, 2011
------------------------------
DAVID NEIL FIELDS


/s/ DAVID L. HERZOG                             Director                 December 23, 2011
------------------------------
DAVID L. HERZOG


/s/ LOUIS P. IGLESIAS                           Director                 December 23, 2011
------------------------------
LOUIS P. IGLESIAS


/s/ MONIKA MARIA MACHON                         Director                 December 23, 2011
------------------------------
MONIKA MARIA MACHON


/s/ KRISTIAN P. MOOR                            Director                 December 23, 2011
------------------------------
KRISTIAN P. MOOR


/s/ RALPH W. MUCERINO                           Director                 December 23, 2011
------------------------------
RALPH W. MUCERINO


/s/ SID SANKARAN                                Director                 December 23, 2011
------------------------------
SID SANKARAN

           SIGNATURE                             TITLE                          DATE
           ---------                             -----                          ----


/s/ ROBERT S. SCHIMEK                           Director                  December 23, 2011
------------------------------
ROBERT S. SCHIMEK


/s/ CHRISTOPHER L. SPARRO                       Director                 December 23, 2011
------------------------------
CHRISTOPHER L. SPARRO


                                                Director
------------------------------
NICHOLAS CHARLES WALSH


/s/ MARK TIMOTHY WILLIS                         Director                  December 23, 2011
------------------------------
MARK TIMOTHY WILLIS

                                  EXHIBIT INDEX

EXHIBIT NO.                                      DESCRIPTION
-----------                                      -----------
   (9)(a)       Form of Opinion of Counsel and Consent of Depositor
   (10)         Consent of Independent Registered Public Accounting Firm